   As filed with the Securities and Exchange Commission on December 12, 1997

                                                      Registration No. 333-37463
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                           -------------------------

                            AMENDMENT NO. TWO TO THE

                                   FORM S-11
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------
                          FRANKLIN FINANCE CORPORATION
             (Exact name of registrant as specified in its charter)

          MICHIGAN                                              38-3372606
(State or other jurisdiction       (Primary Standard         (I.R.S. Employer
      of incorporation or      Industrial Classification    Identification No.)
        organization)                Code Number)

     24725 WEST TWELVE MILE ROAD, SOUTHFIELD, MICHIGAN 48034 (248) 358-4710
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           -------------------------
                                  READ P. DUNN
                                   PRESIDENT
                          FRANKLIN FINANCE CORPORATION
                          24725 WEST TWELVE MILE ROAD
                           SOUTHFIELD, MICHIGAN 48034
                                 (248) 358-4710
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                           -------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

        James S. Fleischer, P.C.                         Donald J. Kunz
       Michael S. Sadow, Esquire               HONIGMAN MILLER SCHWARTZ AND COHN
    SILVER, FREEDMAN & TAFF, L.L.P.               2290 First National Building
(A limited liability partnership including          Detroit, Michigan 48226
        professional corporations)                      (313) 256-7800
       1100 New York Avenue, N.W.
        Seventh Floor, East Tower
       Washington, DC  20005-3934
            (202) 414-6100

                           -------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                1,800,000 SHARES

                          FRANKLIN FINANCE CORPORATION
                      % NONCUMULATIVE PREFERRED STOCK, SERIES A
                   (LIQUIDATION PREFERENCE $10.00 PER SHARE)
            EXCHANGEABLE INTO PREFERRED STOCK OF FRANKLIN BANK, N.A.
                               ------------------

    Franklin Finance Corporation (the "Company") is hereby offering 1,800,000
shares of its    % Noncumulative Exchangeable Preferred Stock, Series A, par
value $10.00 per share (the "Series A Preferred Shares"). The Company has been formed for the purpose of acquiring, holding and managing real estate mortgage assets that are intended to generate sufficient income to permit the declaration of dividends on the Series A Preferred Shares at the stated rate and to meet the operating expenses of the Company. Dividends on the Series A Preferred Shares
are payable at the rate of    % per annum of the liquidation preference (an
amount equal to $ per annum per share), if, when and as declared by the Board of Directors of the Company. Dividends are not cumulative and, if declared, are payable quarterly in arrears on the last day of March, June, September and December in each year, commencing March 31, 1998. If no dividend is declared on the Series A Preferred Shares by the Company for a quarterly dividend period, holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Company will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period. Dividends in each dividend period will accrue from the first day of the period, whether or not declared or paid in the prior period.
                               ------------------

  SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES A PREFERRED
  SHARES. AMONG THE RISKS WHICH PROSPECTIVE INVESTORS SHOULD CONSIDER ARE THE
                                   FOLLOWING:
        - THE COMPANY AND THE BANK HAVE COMMON OFFICERS AND DIRECTORS
          WHICH PRESENTS AND MAY CONTINUE TO PRESENT CONFLICTS OF
          INTEREST IN THE COMPANY'S DEALINGS WITH THE BANK, INCLUDING
          THAT THE OWNER OF THE BANK'S COMMON STOCK MAY HAVE INVESTMENT
          GOALS AND STRATEGIES THAT DIFFER FROM THOSE OF THE HOLDERS OF
          THE SERIES A PREFERRED SHARES;

        - THE COMPANY'S OPERATIONS ARE TOTALLY DEPENDENT ON FRANKLIN BANK, N.A., A NATIONAL BANK (THE "BANK");

        - A DECLINE IN INTEREST RATES MAY ADVERSELY EFFECT THE COMPANY'S CASH FLOW AND THEREFORE THE COMPANY'S ABILITY TO PAY
          DIVIDENDS;

        - SERIES A PREFERRED SHARES AUTOMATICALLY WILL BE EXCHANGED FOR SERIES A PREFERRED SHARES OF THE BANK UPON THE OCCURRENCE OF AN EXCHANGE EVENT (AS DEFINED BELOW);

        - THE COMPANY'S ABILITY TO PAY DIVIDENDS IS SUBJECT TO
          RESTRICTION BY FINANCIAL INSTITUTION REGULATORY AUTHORITIES;

        - DIVIDENDS ARE NOT CUMULATIVE; ACCORDINGLY, IF NO DIVIDEND IS DECLARED ON THE SERIES A PREFERRED SHARES BY THE COMPANY FOR A DIVIDEND PERIOD, HOLDERS OF SUCH SHARES WILL HAVE NO RIGHT TO RECEIVE A DIVIDEND FOR THAT PERIOD; AND

        - THE PROPERTIES SECURING THE COMPANY'S INITIAL MORTGAGE LOAN PORTFOLIO ARE GEOGRAPHICALLY CONCENTRATED IN MICHIGAN.


        - THE BANK DOES NOT ACTIVELY SOLICIT RESIDENTIAL MORTGAGE LOAN ORIGINATIONS; THUS, THE COMPANY'S ABILITY TO MAINTAIN THE ASSET COMPOSITION, AND THEREFORE ITS LOAN RISK PROFILE, MAY BE AFFECTED BY THE COMPANY'S OR THE BANK'S ABILITY TO PURCHASE RESIDENTIAL MORTGAGE LOANS (AS DEFINED HEREIN) AND MORTGAGE SECURITIES IN THE OPEN MARKET IN THE FUTURE.


                       ----------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                               ------------------
THE SERIES A PREFERRED SHARES ARE NOT DEPOSIT ACCOUNTS OR OTHER DEBT OBLIGATIONS OF THE BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
              ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE INSURED.

=============================================================================================================================
                                                  INITIAL PUBLIC               UNDERWRITING                PROCEEDS TO
                                                  OFFERING PRICE              COMMISSION(1)                 COMPANY(2)
-----------------------------------------------------------------------------------------------------------------------------
Per Share................................             $10.00                        $                           $
-----------------------------------------------------------------------------------------------------------------------------
Total(3).................................          $18,000,000                      $                           $
=============================================================================================================================

(1) The Company and the Bank have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting expenses payable by the Company estimated at $342,500.
(3) The Company has granted the several Underwriters an option for 30 days to purchase up to an additional 270,000 Series A Preferred Shares at the initial public offering price per Series A Preferred Share, less underwriting commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting commission and proceeds to the Company will be $20,700,000,
    $         and $         , respectively.
                               ------------------

    The Series A Preferred Shares are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Series A Preferred Shares will be ready for delivery through the facilities of The
Depository Trust Company in New York, New York, on or about              , 1997
against payment therefor in immediately available funds.
                               ------------------
RONEY & CO.                                 PRINCIPAL FINANCIAL SECURITIES, INC.

               THE DATE OF THIS PROSPECTUS IS DECEMBER   , 1997.

     The Series A Preferred Shares are not redeemable prior to           , 2002
(except upon the occurrence of a Tax Event as described herein). On and after
          , 2002, the Series A Preferred Shares may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $10.00 per share, plus the accrued and unpaid dividends for the most recent quarter, if any, thereon, subject to the receipt of prior approval from the Office of the Comptroller of the Currency or any successor regulatory agency. The Series A Preferred Shares will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company.

     Each Series A Preferred Share will be exchanged automatically (the "Automatic Exchange") for one newly issued Series A preferred share of the Bank (the "Bank Preferred Shares") only in the event the appropriate regulatory agency directs in writing (a "Directive") an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term (the "Exchange Event"). CONSEQUENTLY, AN INVESTMENT IN SERIES A PREFERRED SHARES COULD BE REPLACED BY AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR WHEN THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES, THEREFORE, SHOULD CAREFULLY CONSIDER THE DESCRIPTION OF THE BANK SET FORTH ELSEWHERE IN THIS PROSPECTUS. SEE THE BANK PROSPECTUS ATTACHED HERETO AT ANNEX I. In the event of the Automatic Exchange, the Bank Preferred Shares would constitute a new series of preferred shares of the Bank, would have the same dividend rights, liquidation preference, redemption options and other attributes as the Series A Preferred Shares, except that the Bank Preferred Shares would not be listed on the Nasdaq National Market or any other quotation system, and would rank pari passu in terms of cash dividend payments and liquidation preference with any outstanding shares of preferred stock of the Bank. Holders of Series A Preferred Shares cannot exchange their Series A Preferred Shares for Bank Preferred Shares voluntarily, and, absent the occurrence of the Automatic Exchange, holders of Series A Preferred Shares will have no dividend, voting, liquidation preference or other rights with respect to the Bank or any security of the Bank. See "Description of Series A Preferred Shares -- Automatic Exchange".

     The Company expects that all of its mortgage assets will be acquired from the Bank, or its affiliates. All of the shares of the Company's common stock, par value $300.00 per share (the "Common Stock"), are owned by the Bank. The Bank currently intends that, so long as any Series A Preferred Shares are outstanding, it will maintain direct or indirect ownership of at least a majority of the outstanding shares of Common Stock of the Company.

     A PURCHASE OF SERIES A PREFERRED SHARES IS A PURCHASE OF SECURITIES ISSUED BY THE COMPANY. NO OBLIGATION OF THE COMPANY IS GUARANTEED BY THE BANK.

     The Company expects to qualify as a real estate investment trust (a "REIT") for federal income tax purposes, commencing with the taxable year ending December 31, 1997. No person or persons acting as a group is permitted to beneficially own more than 9.9% of any series of preferred stock of the Company, including the Series A Preferred Shares, with limited exceptions.


     Prior to the offering, there has been no market for the Series A Preferred Shares. The Company has applied for listing of the Series A Preferred Shares on the Nasdaq National Market, subject to official notice of issuance, under the symbol FSVBP. The Bank has registered the Bank Preferred Shares with the OCC under the Securities Act of 1933, as amended, and intends to register the Bank Preferred Shares with the OCC under the Securities Exchange Act of 1934, as amended, promptly following the issuance of such shares, but does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation of the Bank Preferred Shares through the Nasdaq System. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.


     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A PREFERRED SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE BANK. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES:
(1) COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; (2) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; (3) GENERAL ECONOMIC CONDITIONS ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY; (4) THE IMPACT OF REGULATORY CHANGES IS OTHER THAN EXPECTED; (5) CHANGES IN BUSINESS CONDITIONS AND INFLATION; AND (6) CHANGES IN THE SECURITIES MARKETS.

                               TABLE OF CONTENTS

                                                                                                                    Page
                                                                                                                    ----
PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         The Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         The Bank . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         Possible Conflicts of Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         The Offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
THE FORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         The Formation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         Benefits to the Bank and its Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
TAX STATUS OF THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         Conflicts of Interest in Business of the Company May Result in Decisions of the Company
           That Do Not Fully Reflect the Interests of the Stockholders of the Company . . . . . . . . . . . . . . .  11
                 Benefits to Insiders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                 Common Officers and Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                 Purchasing and Servicing of Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                 No Third Party Valuation of the Mortgage Loans; No Arm's-Length Negotiations
                   with Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Risks Related to Investments in Mortgage Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 Geographic Concentration of the Company's Mortgage Assets in Michigan May
                   Make the Company's Performance Subject to Economic Conditions in Michigan  . . . . . . . . . . .  13
                 Legal Restrictions on Servicing and Collection Procedures for Mortgage Assets May
                   Limit the Company's Collection of Principal and Interest and Adversely Affect the
                   Company's Results of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 Commercial Mortgage Loans Involve a Greater Risk of Loss than Residential
                   Mortgage Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 Lack of Credit Enhancement or Special Hazard Insurance Could Increase Risk of Loss
                   on Mortgage Loans Held by the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Economic and Business Risks  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
                 A Decline in Interest Rates May Adversely Affect the Company's Ability
                   to Pay Dividends   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
                 Changes in Real Estate Market Conditions May Adversely Affect the Company's
                   Results of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
                 Properties with Environmental Problems May Increase Costs and Create Liabilities
                   for the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
                 Ability to Increase Leverage May Adversely Affect the Company's Interest Income  . . . . . . . . .  15
                 Delays in Foreclosing or Liquidating Defaulted Mortgage Loans Could Affect the
                   Value of the Underlying Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Tax, Legal and Regulatory Risks  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 Adverse Consequences of Failure to Qualify or Maintain REIT Status May
                   Result in the Company Being Subject to Taxation as a Regular Corporation . . . . . . . . . . . .  16
                 Series A Preferred Shares May Be Redeemed by the Company Upon the
                   Occurrence of a Tax Event  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 Automatic Exchange May Cause a Taxable Event to Holders of Series A
                   Preferred Shares.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 Investment in the Series A Preferred Shares of the Company by Certain Plans
                   May Give Rise to a Prohibited Transaction Under ERISA and the Code . . . . . . . . . . . . . . .  18
                 Board of Directors May Change or Revise Certain Policies and Strategies
                   Without Stockholder Consent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

                 A Decline in the Bank's Capital Position or the Receivership of the Bank May
                   Cause the Series A Preferred Shares to be Automatically Exchanged into
                   Bank Preferred Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
                 Regulatory Authorities May Impose Restrictions on Dividends and Operations
                   of the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
                 Regulatory Authorities May Impose Dividend Restrictions on Bank Preferred
                   Shares Received Upon an Automatic Exchange . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Other Risks  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
                 Uncertainty as to the Company's Ability to Implement Successfully its Operating
                   Policies and Strategies Resulting from its Lack of Operating History . . . . . . . . . . . . . .  20
                 The Company's Success May Depend on the Services of the Bank . . . . . . . . . . . . . . . . . . .  20
                 The Company's Ability's to Maintain the Asset Mix of the Initial Portfolio May Be
                   Affected by the Company's or the Bank's Ability to Purchase Residential Mortgage
                   Loans and Mortgage Securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
                 Dividends Not Declared by the Board During any Quarter Would Not Be Paid
                   in a Subsequent Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
                 No Prior Market for Series A Preferred Shares  . . . . . . . . . . . . . . . . . . . . . . . . . .  21
                 In the Event the Series A Preferred Shares are Exchanged for Bank Preferred
                   Shares, the Bank Preferred Shares Will Not Be Listed On the Nasdaq System
                   or Any Exchange  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
BUSINESS AND STRATEGY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         Liquidity and Capital Resources  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         General Description of Mortgage Assets; Investment Policy  . . . . . . . . . . . . . . . . . . . . . . . .  31
         Acquisition of Initial Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         Management Policies and Programs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Description of Initial Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         Servicing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48
         Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50
         Competition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         Directors and Executive Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         Independent Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52
         Audit Committee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
         Credit Committee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
         Compensation of Directors and Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
         Limitations on Liability of Directors and Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
         The Advisor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
CERTAIN TRANSACTIONS CONSTITUTING THE FORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         The Formation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         Benefits to the Bank and its Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
DESCRIPTION OF SERIES A PREFERRED SHARES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
         Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
         Automatic Exchange . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59
         Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61
         Redemption . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62
         Rights Upon Liquidation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62
         Independent Director Approval  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
         Restrictions on Ownership  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  64
DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  64
         Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  64
         Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  64


         Restrictions on Ownership and Transfer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  65
FEDERAL INCOME TAX CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67
         Taxation of the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67
         Failure to Qualify . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73
         Tax Treatment of Automatic Exchange  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73
         Taxation of United States Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  74
         Taxation of Foreign Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  75
         Information Reporting Requirements and Backup Withholding Tax  . . . . . . . . . . . . . . . . . . . . . .  77
         Other Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78
ERISA CONSIDERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78
         Plan Asset Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  79
         Effect of Plan Asset Status  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  80
         Prohibited Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  80
         Unrelated Business Taxable Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  81
CERTAIN INFORMATION REGARDING THE BANK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  81
UNDERWRITING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  82
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  83
RATINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  83
CERTAIN LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  83
ADDITIONAL INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  84
GLOSSARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  85
INDEX TO FINANCIAL STATEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus. See "Glossary" commencing at page 86 for the definitions of certain terms used in this Prospectus.
The offering of 1,800,000 shares of [____]% Noncumulative Exchangeable Preferred Stock, Series A, par value $10.00 per share (the "Series A Preferred Shares"), is referred to herein as the "Offering". Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option described in "Underwriting" is not exercised.


THE COMPANY

         Franklin Finance Corporation is a newly-formed Michigan corporation incorporated on September 25, 1997 and created for the purpose of acquiring, holding and managing real estate mortgage assets ("Mortgage Assets"). The Company has been formed by Franklin Bank, N.A., a national bank, to provide the Bank with a means of raising capital which will count toward the OCC required levels of capital for bank regulatory purposes. The Series A Preferred Shares will be treated as capital for regulatory purposes for the Bank, up to regulatory limits. The issuance of the Series A Preferred Shares by the Company is a more cost-effective means of raising capital for the Bank than if the Bank were to issue preferred stock itself, because of the Company's ability to deduct for income tax purposes the dividends payable on the Series A Preferred Shares as a result of its qualification as a REIT. See "Certain Transactions Constituting the Formation--Benefits to the Bank and Its Affiliates" herein and "Capitalization" and "Regulation" contained in the Bank Prospectus attached hereto as Annex I.

         The Company will elect to be subject to tax as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and will generally not be subject to federal income tax to the extent that it distributes its earnings to its stockholders and maintains its qualification as a REIT. In order to be treated as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount equal to at least 95% of the Company's "REIT Taxable Income". See "Federal Income Tax Considerations" for a discussion of the requirements to qualify as a REIT. All of the shares of the Company's common stock, par value $300.00 per share (the "Common Stock"), are owned by the Bank. The Bank currently intends that, so long as any Series A Preferred Shares are outstanding, it will maintain direct or indirect ownership of at least a majority of the outstanding shares of Common Stock of the Company. For information regarding restrictions on ownership of the Series A Preferred Shares, see "Description of Capital Stock--Restrictions on Ownership and Transfer".

         The Company has five directors of whom two are independent directors. An "Independent Director" is a director who, prior to and subsequent to his appointment, is not and will not be a director, officer or employee of the Bank or any affiliate of the Bank or any person or persons that, in the aggregate, own more than one percent of the common stock of the Bank and is not an officer or employee of the Company.

         The Company currently expects to pay an aggregate amount of dividends with respect to its outstanding shares of capital stock equal to approximately 100% of the Company's "REIT Taxable Income" (which excludes capital gains). Dividends will be declared at the discretion of the Board of Directors after considering the Company's distributable funds, financial requirements, tax considerations and other factors. Although there can be no assurances, because (i) the Mortgage Assets are interest bearing, (ii) the Series A Preferred Shares represent only approximately 50% of the Company's capitalization and (iii) the Company does not anticipate incurring any indebtedness, the Company currently expects that both its cash available for distribution and its "REIT Taxable Income" will be in excess of amounts needed to pay dividends on the Series A Preferred Shares. See "Risk Factors -- A Decline in Interest Rates May Adversely Affect the Company's Ability to Pay Dividends".

         A PURCHASE OF SERIES A PREFERRED SHARES IS A PURCHASE OF SECURITIES ISSUED BY THE COMPANY. NO OBLIGATION OF THE COMPANY IS GUARANTEED BY THE BANK.

         The principal executive offices of the Company are located at 24725 West Twelve Mile Road, Southfield, Michigan 48034, telephone number (248) 358-4710.

RISK FACTORS

         The purchase of the Series A Preferred Shares offered hereby is subject to certain risks. See "Risk Factors" commencing on page 13. Among such risks are the following:

         o The Company and the Bank have common officers and directors, which presents and may continue to present conflicts of interest in the Company's dealings with the Bank, that may result in the Company making decisions which do not fully reflect the interests of the Company's stockholders.
                 Conflicts of interest may arise with respect to transactions, including without limitation, the Company's acquisition of the Initial Portfolio; future acquisitions of Mortgage Loans from the Bank or its affiliates; servicing of Mortgage Loans; future dispositions of Mortgage Loans to the Bank or any of its non-bank subsidiaries; and the modification of the Advisory Agreement or the Servicing Agreements. Any resolution of a conflict may adversely effect the Company's results of operations.

         o The Company will be dependent in virtually every phase of its operations on the diligence and skill of the officers and employees of the Bank and its affiliates. The Company will contract with the Bank to advise the Board of Directors, direct the day-to-day operations of the Company, and to service the Mortgage Loans. Thus the Company's success will depend on the skill and experience of the Bank's employees.

         o Certain directors and officers of the Company will have demands on their time other than those of the Company.

         o The Company, with no operating history, faces uncertainty as to its ability to successfully implement its operating policies and strategies.

         o The rate at which dividends are to be paid is fixed and a majority of the Mortgage Loans that constitute the Initial Portfolio are adjustable rate Mortgage Loans, therefore, a significant decline in interest rates may adversely affect the Company's ability to pay dividends on the Series A Preferred Shares. In such an interest rate environment, the Company may experience an increase in prepayments on its Mortgage Loans and may find it more difficult to purchase additional Mortgage Loans bearing rates sufficient to support payment of the dividends on the Series A Preferred Shares.

         o In May 1996, the Bank ceased soliciting residential mortgage loan originations. Accordingly, the Company's ability to maintain approximately 60% of its portfolio of Mortgage Assets in Residential Mortgage Loans or mortgage securities may be affected by the Company's or Bank's ability to purchase Residential Mortgage Loans and mortgage securities in the open market in the future. To the extent that Mortgage Loans or mortgage securities with similar risk characteristics as the Residential Mortgage Loans contained in the Initial Portfolio cannot be obtained by the Company or the Bank, the Mortgage Assets of the Company may be subject to additional risks typically associated with other types of lending.


         o As a subsidiary of the Bank, the Company is subject to the risk that banking authorities will restrict the ability of the Company to transfer assets, to make distributions to stockholders, including dividends to the holders of Series A Preferred Shares, or to redeem shares of Preferred Stock. Under certain circumstances, certain of these restrictions could result in the Company's failure to qualify as a REIT, which could result in the inability of the Company to pay dividends on the Series A Preferred Shares.

         o The Company may be taxed as a regular corporation if it fails to qualify as a REIT. If the Company fails to maintain its status as a REIT for federal income tax purposes, it will be subject to corporate income tax and will not be permitted to deduct, for income tax purposes, dividends on the Series A Preferred Shares or the Common Stock and may not generate sufficient after-tax income to support payment of dividends on the Series A Preferred Shares.

         o A decline in the performance or capital levels of the Bank or the placement of the Bank into conservatorship or receivership could lead to the exchange of the Series A Preferred Shares for Bank Preferred Shares, which would represent an investment in the Bank and not in the Company, which is subject to certain risks that are distinct from the risks associated with an investment in the Company.

         o In the event of receivership of the Bank, the claims of the Bank's depositors and of its secured, senior, general and subordinated creditors will be entitled to a priority of payment over the claims of holders of equity securities such as the Bank Preferred Shares.

         o An Automatic Exchange will be a taxable event to the holders of the Series A Preferred Shares.

         o The Board of Directors may amend or revise (in certain circumstances subject to the approval of a majority of the Independent Directors) the policies of the Company set forth herein, including the Company's policy regarding incurring indebtedness. To the extent the Company were to change its policy with respect to the incurrence of indebtedness, the Company would be subject to risks associated with leverage, including, without limitation, changes in interest rates, prepayment risk and risks of various hedging strategies which may adversely affect the Company's ability to pay dividends on the Series A Preferred Shares.

         o The geographic concentration in Michigan of the collateral underlying the Mortgage Loans could adversely affect the value of the Series A Preferred Shares and the Mortgage Loans held by the Company.

         o Casualty losses, borrower default and state law enforceability issues, as well as other events and circumstances, may result in losses on the Company's investments.

         o Dividends are not cumulative. Consequently, if the Board of Directors does not authorize and declare a dividend on the Series A Preferred Shares for any quarterly period, including if prevented by federal regulators from paying such dividend, the holders of Series A Preferred Shares would not be entitled to receive dividends whether or not funds are or subsequently become available.

THE BANK

         The Bank is a national bank with its deposits insured by the FDIC to the maximum extent permitted by law. At September 30, 1997, the Bank had total assets of $480.0 million and stockholders' equity of $32.8 million.
Its common stock trades on the Nasdaq National Market under the symbol "FSVB". At September 30, 1997, the Bank conducted business from three regional banking offices which generally offer traditional banking services and one business center office exclusively catering to small and medium sized business customers in Michigan. For the year ended December 31, 1996 and the nine months ended September 30, 1997, the Bank had net income of $905,600 ($2.5 million excluding the one time SAIF recapitalization assessment) and $3.1 million, respectively; and a return on average assets of .19%, (.83% excluding the SAIF assessment) and 89%, respectively. For more information concerning the Bank, see the Bank Prospectus attached hereto as Annex I.

         Each Series A Preferred Share will be exchanged automatically for one newly issued Series A preferred share of the Bank (a "Bank Preferred Share") only if the appropriate regulatory agency directs in writing an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations,
(ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term (the "Exchange Event"). CONSEQUENTLY, AN INVESTMENT IN SERIES A PREFERRED SHARES COULD BE REPLACED BY AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES, THEREFORE, SHOULD CAREFULLY CONSIDER

THE DESCRIPTION OF THE BANK SET FORTH IN THE BANK PROSPECTUS ATTACHED HERETO AT ANNEX I. See also "Description of Series A Preferred Shares--Automatic Exchange". The Bank will be considered to be "undercapitalized" under the prompt corrective action regulations established pursuant to the FDICIA, if it has (i) a core capital (or leverage) ratio of less than 4.0%, (ii) a Tier 1 risk-based capital ratio of less than 4.0%, or (iii) a total risk-based capital ratio of less than 8.0%. Tier 1 or core capital consists of common shareholders' equity, noncumulative perpetual preferred stock, and minority interests in consolidated subsidiaries, less certain intangible assets and investments in certain subsidiaries. Total capital consists of core capital plus supplementary capital (which includes cumulative perpetual preferred stock, qualifying subordinated debt, and a limited amount of the allowances for loan and lease losses) to the extent such supplementary capital does not exceed 100% of core capital, less certain equity investments. For purposes of the prompt corrective action regulations, the Bank's capital category is determined as of the most recent date (i) certain quarterly financial reports are required to be filed with the regulators; (ii) a final report of examination has been delivered to the Bank; or (iii) the Bank is notified in writing by the OCC of its capital category or a change in such category. At September 30, 1997 and December 31, 1996 and 1995, the Bank's core capital (or leverage) ratio was 6.54%, 5.99% and 6.58%, its Tier 1 risk-based capital ratio was 8.01%, 7.27% and 7.85%, and its total risk-based capital ratio was 10.77%, 10.04% and 10.59%, respectively. After giving effect to the Offering, the September 30, 1997 ratios would have been 9.06%, 12.33% and 15.09%, respectively.

         The Bank Preferred Shares will only be issued upon the occurrence of the Automatic Exchange. The Bank Preferred Shares will not be registered with the Commission but are being registered with the OCC. A copy of the prospectus filed with the OCC relating to the Bank Preferred Shares is affixed to this Prospectus (the "Bank Prospectus") at Annex I. The principal executive offices of the Bank are located at 24725 West Twelve Mile Road, Southfield, Michigan 48034, and its telephone number at such address is (248) 358-4710.

POSSIBLE CONFLICTS OF INTEREST

         The Company and the Bank have common officers and directors which presents and may continue to present conflicts of interest in the Company's dealings with the Bank. The Bank may have interests which are not identical to those of the Company. Consequently, conflicts of interest may continue to arise with respect to transactions, including without limitation, the Company's acquisition of the Initial Portfolio; future acquisitions of Mortgage Loans from the Bank or its affiliates; servicing of Mortgage Loans, particularly with respect to Mortgage Loans that become Classified or placed on Nonaccrual Status or which have been, more than once during the preceding twelve months, more than 30 days past due in the payment of principal and interest; future dispositions of Mortgage Loans to the Bank or any of its non-bank subsidiaries; and the modification of the Advisory Agreement or the Servicing Agreements.

         It is the intention of the Company and the Bank that any agreements and transactions between the Company, on the one hand, and the Bank or their affiliates, on the other hand, are fair to all parties and consistent with market terms, including the prices paid and received for Mortgage Loans, including those in the Initial Portfolio, on their acquisition or disposition by the

Company or in connection with the servicing of such Mortgage Loans. The requirement in the Certificate of Designation establishing the Series A Preferred Shares that certain actions of the Company be approved by a majority of the Independent Directors is also intended to ensure fair dealings between the Company, the Bank and their respective affiliates. However, there can be no assurance that such agreements or transactions will be on terms as favorable to the Company as those that could have been obtained from unaffiliated third parties. Furthermore, although such actions will be approved by the Independent Directors, daily operations between the Company and the Bank, in its capacity as Advisor and Servicer to the Company, will not be required to be approved by a majority of the Independent Directors. Instead, the Bank, acting in its capacities as Advisor and Servicer, will conduct the day-to-day operations of the Company in accordance with the guidelines established in the Advisory Agreement and the Servicing Agreement which have been approved by a majority of the Independent Directors. See "Risk Factors--Conflicts of Interest in the Business of the Company May Result in Decisions of the Company That Do Not Fully Reflect the Interests of the Stockholders of the Company" and "Business and Strategy --Management Policies and Programs--Conflict of Interest Policies".

THE OFFERING

         For a more complete description of the terms of the Series A Preferred Shares specified in the following summary, see "Description of Series A Preferred Shares".

Issuer  . . . . . . . . . . . . . .     Franklin Finance Corporation,  a
                                        newly-formed Michigan corporation
                                        created for the purpose of acquiring,
                                        holding and managing Mortgage
                                        Assets.

Securities Offered  . . . . . . . .     1,800,000 Series A Preferred Shares.
                                        The Company has granted the
                                        Underwriters an option for 30 days to
                                        purchase up to an  additional
                                        270,000  Series A  Preferred Shares at
                                        the initial  public offering price
                                        solely to cover over-allotments, if any.

Ranking . . . . . . . . . . . . . .     With   respect  to  the   payment  of
                                        dividends  and   amounts  upon
                                        liquidation,  the Series A  Preferred
                                        Shares will rank  senior to the
                                        Company's Common Stock.  Additional
                                        shares of preferred  stock of the
                                        Company  (the  "Preferred Stock")
                                        ranking  senior to  the  Series  A
                                        Preferred Shares may not be issued
                                        without the approval of holders of at
                                        least two-thirds  of  the Series  A
                                        Preferred  Shares. Additional shares
                                        of Preferred  Stock ranking  on  a
                                        parity  with the  Series A Preferred
                                        Shares may not be issued without the
                                        approval of a majority of the
                                        Independent Directors. See "Description
                                        of Series  A Preferred
                                        Shares--Independent Director Approval".

Use of Proceeds . . . . . . . . . .    The  net proceeds  to the  Company from
                                       the Offering,  together with proceeds
                                       received  in connection  with the sale
                                       of  shares of  Common Stock  to the
                                       Bank, will  be used  to purchase the
                                       Company's initial portfolio of Mortgage
                                       Assets and to pay the expenses  of the
                                       Offering and the formation of the
                                       Company (currently estimated by the
                                       Company to  be approximately
                                       [$________]  in the  aggregate).  See
                                       "Use  of Proceeds".


Dividends . . . . . . . . . . . . .    Dividends on the Series A Preferred
                                       Shares are payable at the rate of [  ]%
                                       per annum of the liquidation  preference
                                       (an amount equal to $[ ] per  annum per
                                       share), if,  when and as declared  by
                                       the  Board of Directors  of  the
                                       Company.    If  declared,  dividends are
                                       payable quarterly  in arrears on the
                                       last day of  March, June, September and
                                       December in  each  year, commencing
                                       December 31,  1997.    Dividends accrue
                                       in each quarterly period  from the first
                                       day  of such period, whether or  not
                                       dividends  are  paid with  respect to
                                       the  preceding period. Dividends on the
                                       Series A Preferred Shares are not
                                       cumulative and,  accordingly,  if  no
                                       dividend is  declared  on  the  Series
                                       A Preferred  Shares  by the  Company for
                                       a quarterly  dividend period, holders
                                       of the  Series A  Preferred Shares  will
                                       have no  right to receive  a dividend
                                       for that  period, and  the Company will
                                       have no obligation  to  pay  a  dividend
                                       for  that  period,  whether  or  not
                                       dividends are declared and paid for any
                                       future period with respect to either the
                                       Series A Preferred Shares or the Common
                                       Stock.  If no dividend  is paid  on the
                                       Series A  Preferred Shares  for a
                                       quarterly dividend period, the  payment
                                       of dividends on the Common  Stock (100%
                                       of which is owned by the Bank) will be
                                       prohibited for that period and at  least
                                       the   following  three  quarterly
                                       dividend  periods.  See "Description of
                                       Series A Preferred Shares--Dividends".

Liquidation Preference  . . . . . .    The  liquidation preference  for each
                                       Series  A  Preferred Share  is $10.00,
                                       plus an amount equal to the quarterly accrued and unpaid dividends, if any, thereon. See "Description of Series A
                                       Preferred Shares -- Rights Upon
                                       Liquidation".

Redemption  . . . . . . . . . . . .    The   Series  A  Preferred  Shares   are
                                       not   redeemable  prior  to
                                       [                      ],  2002 (except
                                       upon the occurrence  of a Tax Event as
                                       defined in "Description of Series A
                                       Preferred Shares--Redemption"). On and
                                       after [            ], 2002, the Series A
                                       Preferred  Shares may  be redeemed  for
                                       cash  at   the option  of the Company,
                                       in whole or in part, at any time and
                                       from time to time, at a redemption price of $10.00 per share, plus the accrued and unpaid dividends for the most recent quarter, if any, thereon. Upon the occurrence of a Tax Event, the Company will have the right at any time to redeem the Series A Preferred Shares in whole (but not in part) at a redemption price of $10.00 per share, plus the accrued and unpaid dividends for the most recent quarter, if any, thereon. The Series A Preferred Shares will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series
                                       A Preferred Shares--Redemption".

Automatic Exchange  . . . . . . . .    Each Series A Preferred Share will be
                                       exchanged automatically for one Bank
                                       Preferred Share upon the  occurrence of
                                       the Automatic  Exchange. See
                                       "Description of Series A Preferred
                                       Shares--Automatic Exchange".

Voting Rights . . . . . . . . . . .    Except as described  herein with respect
                                       to certain voting  rights in the
                                       Company,  holders of Series A Preferred
                                       Shares will  not have any voting rights.
                                       In any  matter on which the Series A
                                       Preferred Shares may vote (as expressly provided herein or as may be required by law), each Series  A Preferred  Share
                                       will  be  entitled to  one vote.  See
                                       "Description of Series A Preferred
                                       Shares--Voting Rights".

Ownership Limits  . . . . . . . . .    Ownership of more  than 9.9% of any
                                       outstanding series of   Preferred Stock,
                                       including  the Series  A Preferred
                                       Shares offered hereby,  is restricted in
                                       order to preserve  the Company's status
                                       as  a REIT for federal   income   tax
                                       purposes.   See  "Description   of
                                       Capital Stock--Restrictions on Ownership and Transfer".

Trading . . . . . . . . . . . . . .    The  Company has applied for listing of
                                       the Series A Preferred Shares on the
                                       Nasdaq  National  Market,  subject  to
                                       official notice of issuance, under the symbol "FSVBP".

Ratings . . . . . . . . . . . . . .    It is not expected that the Series  A
                                       Preferred Shares will be  rated
                                       by any independent rating agency.

                                 THE FORMATION
THE FORMATION

         Prior to or simultaneously with the completion of the Offering, the Company, the Bank and its affiliates will engage in the transactions described under "Certain Transactions Constituting the Formation--The Formation". These transactions are designed to (i) facilitate the Offering, (ii) transfer the ownership of the Initial Portfolio (defined below) to the Company and (iii) enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1997.

         The following chart outlines the relationship between the Company, the Bank and its affiliates following completion of the Offering.


                  -------------------------------
                        FRANKLIN BANK, N.A.
                            (THE BANK)
                  -------------------------------
                              |               |
                              | 100%          | Advisory       Public
                              | Common Stock  | Agreement      Preferred
                              |               |                Stockholders
                              |               |               /
                              |               |              /  100%
                              |               | Servicing   /   Series A
             -------------------------------- | Agreements /    Preferred Shares
             |                              | |           /
   ---------------------------     -------------------------------
      FRANKLIN HOME LEADING         FRANKLIN FINANCE CORPORATION
          GROUP, INC.                        (THE COMPANY)
   ---------------------------     -------------------------------

         As a newly-formed entity, the Company has no prior operating history. As of the date hereof, the Company has $1,000 in assets, $1,000 in stockholder's equity and no indebtedness. Immediately after the issuance by the Company of the Series A Preferred Shares to the public and the Common Stock to the Bank and the purchase by the Company of the Initial Portfolio, the Company (assuming that (i) the Underwriters' over-allotment option is not exercised and (ii) there are $1,100,000 in aggregate offering and organizational expenses) will have $36 million in Mortgage Assets, $18 million of stated capital attributable to the Series A Preferred Shares, $5.7 million of stated capital attributable to the Common Stock and $12.3 million of additional paid-in capital. See "Capitalization".

          Through its subsidiary, Franklin Home Lending Group, Inc., the Bank makes home equity loans and construction loans to builders and developers for the construction of one- to four-family residences in the Bank's lending market area. See the Bank Prospectus attached hereto at Annex I.

BENEFITS TO THE BANK AND ITS AFFILIATES

         The Bank is required by the OCC to maintain certain levels of capital for bank regulatory purposes. The Bank has informed the Company that the Series A Preferred Shares will be treated as capital of the Bank for regulatory purposes. The Bank has indicated to the Company that such treatment, together with the Company's ability to deduct, for income tax purposes, the dividends payable on the Series A Preferred Shares as a result of the Company's qualification as a REIT, will provide the Bank with a more cost-effective means of obtaining capital for regulatory purposes than if the Bank were to issue preferred stock itself.

         The Bank will realize certain other benefits from the Offering and the other transactions constituting the formation of the Company, including (i) the receipt by the Bank of the net proceeds from the sale of $18 million of the Series A Preferred Shares in connection with the sale to the Company of the Initial Portfolio, (ii) an annual advisory fee equal to $125,000 under the Advisory Agreement and (iii) an annual servicing fee of approximately $135,000. It is also expected that the Bank will receive annual dividends totaling approximately $_______ in respect of the Common Stock held by the Bank. For information detailing the assumptions used in calculating the foregoing fees, see "Certain Transactions Constituting the Formation--Benefits to the Bank and Its Affiliates".


                           TAX STATUS OF THE COMPANY

         The Company will elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1997. As a REIT, the Company generally will not be subject to federal income tax on net income and capital gains that it distributes to the holders of its Common Stock and Preferred Stock, including the Series A Preferred Shares.

         In the opinion of the Company's special tax counsel, Seyburn, Kahn, Ginn, Bess, Deitch and Serlin, P.C. ("Seyburn Kahn"), commencing with the Company's taxable year ending December 31, 1997, the Company will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute to stockholders at least 95% of its "REIT Taxable Income". Notwithstanding qualification for taxation as a REIT, the Company may be subject to federal, state and/or local tax. See "Risk Factors--Tax, Legal and Regulatory Risks" and "Federal Income Tax Considerations".


                                  RISK FACTORS

         Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing Series A Preferred Shares in the Offering. For a description of certain risk factors relating to the Bank and the Bank

Preferred Stock, prospective investors should carefully review and consider the information contained in the section entitled "Risk Factors" in the attached Bank Prospectus. This Prospectus contains certain forward-looking statements and information relating to the Company and the Bank that are based on the beliefs of management as well as assumptions made by and information currently available to management. In addition, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company, the Bank or the Company's or the Bank's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company or the Bank with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company and the Bank do not intend to update these forward-looking statements.

         CONFLICTS OF INTEREST IN THE BUSINESS OF THE COMPANY MAY RESULT IN DECISIONS OF THE COMPANY THAT DO NOT FULLY REFLECT THE INTERESTS OF THE STOCKHOLDERS OF THE COMPANY

         BENEFITS TO INSIDERS. The Company is subject to various potential conflicts of interest arising from its relationship with the Bank.
First, the Bank is the sole holder of the Common Stock of the Company. As the holder of all of the outstanding voting stock of the Company, the Bank will have the right to elect all directors of the Company, including the Independent Directors, and to receive any dividends paid on the Common Stock. For the first 12 months following completion of the Offering, dividends paid on the Common Stock are anticipated to be approximately $___________. See "Certain Transactions Constituting the Formation - Benefits to the Bank and its Affiliates".

         Second, the Bank, in its role as Advisor to the Company under the Advisory Agreement, will render management services to the Company for an advisory fee, and in its role as Sevicer to the Company under the Servicing Agreement, will service the Mortgage Assets for a servicing fee, which fees benefit the Bank. The Bank, as Advisor, will be entitled to receive an annual advisory fee equal to $125,000 with respect to the advisory and management services provided by it to the Company. The Bank, as Servicer, will receive an annual servicing fee with respect to each Mortgage Loan serviced for the Company equal to the outstanding principal balance of such Mortgage Loans multiplied by a fee of .375%. For the first 12 months following completion of the Offering, servicing fees paid to the Bank as Servicer are anticipated to be approximately $_____________. See "Certain Transactions Constituting the Formation - Benefits to the Bank and its Affiliates".

         COMMON OFFICER AND DIRECTORS. All of the officers and directors of the Company, other than the Independent Directors, are officers or directors of the Bank, and will continue to serve in those capacities in the future. As such, they are expected to provide services not only to the Company but also to the Bank and its other affiliate, Franklin Home Lending Group, Inc. Although the Company expects that such officers and directors will devote adequate time to the Company's operations, if the operations of the Bank or its affiliate need immediate attention, there can be no assurance that the Company's officers and directors will have adequate time for the Company.

         PURCHASING AND SERVICING OF ASSETS.   The Company is subject to
conflicts of interest with the Bank as the Company intends to acquire the Initial Portfolio from the Bank; make future acquisitions of Mortgage Loans from the Bank or its affiliates; service Mortgage Loans, particularly with respect to Mortgage Loans that become Classified or placed on Nonaccrual Status or which have been, more than once during the preceding twelve months, more than 30 days past due in the payment of principal and interest; and make future dispositions of Mortgage Loans to the Bank or any of its non-bank subsidiaries.

         For example, conflicts of interest may arise between the Bank and the Company with respect to the Commercial Mortgage Loans included in the Initial Portfolio. The Company's interest will be limited to its interest in the Commercial Mortgage Loan, but the Bank may have other interests as a result of the Bank's overall relationship with the mortgagor in the course of its commercial lending business. In addition, certain of the Commercial Mortgage Loans are cross-collateralized with other credit facilities with the Bank. As a result of the Bank having a relationship with the mortgagor of a Commercial Mortgage Loan, including as lender with respect to other outstanding loans to such mortgagor, the Bank, in its role as Advisor and Servicer, may have different interests with respect to such Commercial Mortgage Loan in the event that such Commercial Mortgage Loan becomes Classified or placed on Nonaccrual Status or is otherwise past due in the payment of principal and interest. As a result of such conflict, the Company may hold a Commercial Mortgage Loan for a shorter or longer period of time than would otherwise be the case if the Bank were not the Servicer of the Commercial Mortgage Loan or the Advisor to the Company.

         It is the intention of the Company and the Bank that any agreements and transactions between the Company, on the one hand, and the Bank, on the other hand, will be fair to all parties and consistent with market terms, including the prices paid and received for Mortgage Assets, including the Mortgage Loans in the Initial Portfolio, on their acquisition or disposition by the Company or in connection with the servicing of such Mortgage Assets. The requirement in the Certificate of Designation establishing the Series A Preferred Shares that certain actions of the Company be approved by a majority of the Independent Directors is also intended to ensure fair dealings between the Company, the Bank and their respective affiliates. However, there can be no assurance that such agreements or transactions will be on terms as favorable to the Company as those that could have been obtained from unaffiliated third parties. Any resolution of a conflict may adversely effect the Company's results of operations. See "Business and Strategy--Management Policies and Programs--Conflict of Interest Policies".


         NO THIRD PARTY VALUATION OF THE MORTGAGE LOANS; NO ARM'S-LENGTH NEGOTIATIONS WITH AFFILIATES. The Company and the Bank expect that the fair value of the Initial Portfolio will approximately equal the amount (approximately $36 million) that the Company will pay for the Initial Portfolio. However, no third party valuations of the Mortgage Loans constituting the Initial Portfolio will be obtained for purposes of the Offering, and there can be no assurance that the fair value of the Initial Portfolio will not differ from the purchase price payable by the Company.

         In addition, it is not anticipated that third party valuations will be obtained in connection with future acquisitions and dispositions of Mortgage Assets even in circumstances where an affiliate of the Company is selling the Mortgage Assets to, or purchasing the Mortgage Assets from, the Company. Accordingly, although the Company and the Bank intend that future acquisitions or dispositions of Mortgage Assets will be on a fair value basis, there can be no assurance that the consideration to be paid (or received) by the Company to (or from) the Bank or any of their respective affiliates in connection with future acquisitions or dispositions of Mortgage Assets will not differ from the fair value of such Mortgage Assets.

RISKS RELATED TO INVESTMENTS IN MORTGAGE ASSETS

         GEOGRAPHIC CONCENTRATION OF THE COMPANY'S MORTGAGE ASSETS IN MICHIGAN MAY MAKE THE COMPANY'S PERFORMANCE SUBJECT TO ECONOMIC CONDITIONS
IN MICHIGAN. Geographically, the Company's Mortgage Loans will be generally concentrated in the State of Michigan. Geographic concentration of loans may present risks in addition to those present with respect to Mortgage Loans generally. Substantially all of the properties underlying the Company's Residential and Commercial Mortgage Loans included in the Initial Portfolio are located in Michigan. Mortgage Loans secured by properties located in Michigan may be subject to a greater risk of default than other comparable Mortgage Loans in the event of adverse economic, political or business developments or natural hazards that may affect Michigan and the ability of property owners in Michigan to make payments of principal and interest on the underlying mortgages. The Company complies with general hazard insurance policy requirements of Fannie Mae ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC") or the Bank's underwriting guidelines.

         LEGAL RESTRICTIONS ON SERVICING AND COLLECTION PROCEDURES FOR MORTGAGE ASSETS MAY LIMIT THE COMPANY'S COLLECTION OF PRINCIPAL AND INTEREST AND ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS. Applicable state laws may regulate interest rates and other charges and require certain disclosures to borrowers. In addition, most states have other laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and practices which may apply to the servicing and collection of the Mortgage Loans. Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws, policies and principles may limit the ability of the Company to collect all or part of the principal of or interest on the Mortgage Loans, may entitle the borrower to a refund of amounts previously paid and, in addition, could subject the Company to damages and administrative sanctions. Management of the Company believes the laws of the State of Michigan with regard to Mortgage Loans do not impose any uniquely unfavorable burdens or conditions.

         COMMERCIAL MORTGAGE LOANS INVOLVE A GREATER RISK OF LOSS THAN RESIDENTIAL MORTGAGE LOANS. The Company anticipates that approximately 40% (measured by aggregate outstanding principal amount) of its portfolio of Mortgage Assets on an ongoing basis will consist of Commercial Mortgage Loans. Commercial Mortgage Loans have certain distinct risk characteristics. The Company's current policy is not to acquire any Commercial Mortgage Loan if such Commercial Mortgage Loan would constitute more than 5% of the total book value of the Mortgage Assets of the Company at the time of its acquisition. Commercial Mortgage Loans generally lack standardized terms, which may complicate their structure. Commercial real estate properties themselves tend to be unique and are more difficult to value than residential real estate properties. Commercial Mortgage Loans also tend to have shorter maturities than Residential Mortgage Loans and may not be fully amortizing, meaning that they may have a significant principal balance or "balloon" payment due on maturity. In addition, commercial real estate properties are generally subject to relatively greater environmental risks than non-commercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, tenants may seek the protection of the bankruptcy laws, which could result in termination of lease contracts.

         LACK OF CREDIT ENHANCEMENT OR SPECIAL HAZARD INSURANCE COULD INCREASE RISK OF LOSS ON MORTGAGE LOANS HELD BY THE COMPANY. The Company generally does not intend to obtain credit enhancements such as mortgagor bankruptcy insurance or to obtain special hazard insurance for its Mortgage Loans, other than standard hazard insurance, which will in each case only relate to individual Mortgage Loans. Accordingly, during the time it holds Mortgage Loans for which third party insurance is not obtained, the Company will be subject to risks of borrower defaults and bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from floods unless flood insurance has been obtained on an individual basis). In addition, in the event of a default on any Mortgage Loan held by the Company resulting from declining property values or worsening economic conditions, among other factors, the Company would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property, plus any payments from an insurer (or guarantor in the case of Commercial Mortgage Loans) and (ii) the amount owing on the Mortgage Loan. The Initial Portfolio has a loan to value ratio of approximately 65%.

ECONOMIC AND BUSINESS RISK

         A DECLINE IN INTEREST RATES MAY ADVERSELY AFFECT THE COMPANY'S ABILITY TO PAY DIVIDENDS. The Company's income will consist primarily of interest payments on the Mortgage Assets held by it. The Company anticipates that approximately 56% of its Commercial Mortgage Loans and approximately 49% of its Residential Mortgage Loans will bear interest at adjustable rates. If there is a decline in interest rates (as measured by the indices upon which the interest rates of the Mortgage Loans are based), then as the adjustable rate loans adjust downward the Company will experience a decrease in income available to be distributed to its stockholders. In such an interest rate environment, the Company may also experience an increase in prepayments on its Mortgage Loans (generally fixed rate loans) and may find it more difficult to purchase additional Mortgage Loans bearing rates sufficient to support payment of the dividends on the Series A Preferred Shares. Because the rate at which dividends are required to be paid on the Series A Preferred Shares is fixed, there can be no assurance that a declining interest rate environment would not adversely affect the Company's ability to pay dividends on the Series A Preferred Shares.

         CHANGES IN REAL ESTATE MARKET CONDITIONS MAY ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS. The results of the Company's operations will be affected by various factors, many of which are beyond the control of the Company, such as: (i) local and other economic conditions affecting real estate value; (ii) the ability of a property to attract and retain tenants, which may in turn be affected by local conditions such as an oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to tenants, competition from other available space and the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvement costs and make other tenant concessions; and (iii) interest rate levels and the availability of credit to refinance such loans at or prior to maturity. The results of the Company's operations depend on, among other things, the level of interest income generated by the Company's Mortgage Assets, the market value of such Mortgage Assets and the supply of and demand for such Mortgage Assets. Further, no assurance can be given that the values of the properties securing the Mortgage Loans included in the Company's Initial Portfolio have remained or will remain at the levels existing on the dates of origination of such Mortgage Loans.

         PROPERTIES WITH ENVIRONMENTAL PROBLEMS MAY INCREASE COSTS AND CREATE LIABILITIES FOR THE COMPANY. In the event that the Company is forced to foreclose on a defaulted Mortgage Loan to recover its investment in such Mortgage Loan, the Company may be subject to environmental liabilities in connection with the underlying real property which could exceed the value of the real property. Although the Company intends to exercise due diligence to discover potential environmental liabilities prior to the acquisition of any property through foreclosure, hazardous substances or wastes, contaminants, pollutants or sources thereof (as defined by state and federal laws and regulations) may be discovered on properties during the Company's ownership or after a sale thereof to a third party. If such hazardous substances are discovered on a property which the Company has acquired in foreclosure or otherwise, the Company may be required to remove those substances and clean up the property. There can be no assurance that in such a case the Company would not incur full recourse liability for the entire cost of any removal and clean-up, that the cost of such removal and clean-up would not exceed the value of the property or that the Company could recoup any of such costs from any third party. The Company may also be liable to tenants and other users of neighboring properties. In addition, the Company may find it difficult or impossible to sell the property prior to or following any such clean-up.

         ABILITY TO INCREASE LEVERAGE MAY ADVERSELY AFFECT THE COMPANY'S INTEREST INCOME. Although the Company does not currently intend to incur any indebtedness in connection with the acquisition and holding of Mortgage Assets, the Company may do so at any time (although indebtedness in excess of 20% of the aggregate amount of net proceeds received in connection with the issuance of Preferred Stock and Common Stock may not be incurred without the approval of a majority of the Independent Directors of the Company). To the extent the Company were to change its policy with respect to the incurrence of indebtedness, the Company would be subject to risks associated with leverage, including, without limitation, changes in interest rates, prepayment risk and risks of various hedging strategies which may adversely affect the Company's ability to pay dividends on the Series A Preferred Shares.

         DELAYS IN FORECLOSING OR LIQUIDATING DEFAULTED MORTGAGE LOANS COULD AFFECT THE VALUE OF UNDERLYING PROPERTY. Even assuming that the mortgaged properties underlying the Mortgage Loans held by the Company provide adequate security for such Mortgage Loans, substantial delays could be encountered in connection with the liquidation of defaulted Mortgage Loans, with corresponding delays in the receipt of related proceeds by the Company. An action to foreclose on a mortgaged property securing a Mortgage Loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if defenses or counterclaims are interposed, sometimes requiring several years to complete. Furthermore, in some states an action to obtain a deficiency judgment is not permitted following a nonjudicial sale of a mortgaged property. In the event of a default by a mortgagor, these restrictions, among other things, may impede the ability of the Company to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due on the related Mortgage Loan. In addition, the Servicer will be entitled to deduct from collections received all expenses reasonably incurred in attempting to recover amounts due and not yet repaid on liquidated Mortgage Loans, including legal fees and costs of legal action, real estate taxes and maintenance and preservation expenses, thereby reducing amounts available to the Company.

TAX, LEGAL AND REGULATORY RISKS

         ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY OR MAINTAIN REIT STATUS MAY RESULT IN THE COMPANY BEING SUBJECT TO TAXATION AS A REGULAR
CORPORATION. The Company intends to operate so as to qualify as a REIT under the Code. Although the Company believes that it will be owned and organized and will operate in such a manner, and Seyburn Kahn will render certain opinions, described under "Federal Income Tax Considerations" below, regarding the Company's qualification as a REIT, no assurance can be given that the Company will be able to operate in such a manner so as to qualify as a REIT or to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances, not entirely within the Company's control and not addressed by the opinion of Seyburn Kahn, may affect the Company's ability to qualify as a REIT. Although the Company is not aware of any proposal in Congress to amend the tax laws in a manner that would materially and adversely affect the Company's ability to operate as a REIT, no assurance can be given that new legislation or new regulations, administrative interpretations or court decisions will not significantly change the tax laws in the future with respect to qualification as a REIT or the federal income tax consequences of such qualification.

         The Company is relying on the opinion of Seyburn Kahn, special tax counsel to the Company, regarding various issues affecting the Company's ability to qualify, and retain qualification, as a REIT. Such opinion is not binding on the Internal Revenue Service ("IRS").

         If in any taxable year the Company fails to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, the amount available for distribution to the Company's stockholders would be reduced for the year or years involved which could result in the inability of the Company to pay dividends on the Series A Preferred Shares. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. A failure of the Company to qualify as a REIT would not by itself give the Company the right to redeem the Series A Preferred Shares. See "Description of Series A Preferred Shares--Redemption".

         Notwithstanding that the Company currently intends to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause the Company to determine that it is in the best interests of the Company and the holders of its Common Stock and Preferred Stock to revoke the REIT election. As long as any Series A Preferred Shares are outstanding, any such determination by the Company may not be made without the approval of a majority of the Independent Directors. The tax law prohibits the Company from electing treatment as a REIT for the four taxable years following the year of such revocation. See "Federal Income Tax Considerations".


         SERIES A PREFERRED SHARES MAY BE REDEEMED BY THE COMPANY UPON OCCURRENCE OF A TAX EVENT. At any time following the occurrence of a Tax
Event, even if such Tax Event occurs prior to [            ], 2002, the Company
will have the right to redeem the Series A Preferred Shares in whole but not in part. See "Description of Series A Preferred Shares--Redemption". Upon the occurrence of a Tax Event, should the Company not redeem the Series A Preferred Shares, the Company's ability to pay dividends on the Series A Preferred Shares may be adversely affected.

         A "Tax Event" means the receipt by the Company of an opinion of a law or accounting firm experienced in such matters to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in the laws or treaties (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) ("Administrative Action") or
(iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification, or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Series A Preferred Shares, there is more than an insubstantial risk that
(a) dividends paid or to be paid by the Company with respect to the capital stock of the Company are not, or will not be, fully deductible by the Company for United States federal income tax purposes or (b) the Company is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

         AUTOMATIC EXCHANGE MAY CAUSE A TAXABLE EVENT TO HOLDERS OF SERIES A PREFERRED SHARES. Upon the occurrence of the Exchange Event and a Directive, the outstanding Series A Preferred Shares will be automatically exchanged on a one-for-one basis into Bank Preferred Shares. See "Description of Series A Preferred Shares--Automatic Exchange". Assuming, as is anticipated to be the case, that the Bank Preferred Shares will be nonvoting, the Automatic Exchange will be taxable, and each holder of Series A Preferred Shares will have a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series A Preferred Shares and the fair market value of the Bank Preferred Shares received in the Automatic Exchange. Assuming that such holder's Series A Preferred Shares were held for more than one year prior to the Automatic Exchange and held as capital assets, any gain or loss will be long-term capital gain or loss. See "Federal Income Tax Considerations--Tax Treatment of Automatic Exchange".

          INVESTMENT IN THE SERIES A PREFERRED SHARES OF THE COMPANY BY CERTAIN PLANS MAY GIVE RISE TO A PROHIBITED TRANSACTION UNDER ERISA AND THE CODE. The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and section 4975 of the Code prohibit certain transactions that involve (i) certain pension, profit- sharing or other employee benefit plans subject to Title I of ERISA (each a "Plan") and (ii) the assets of a Plan. A "party in interest" or "disqualified person" with respect to a Plan will be subject to (x) an initial 15% excise tax on the amount involved in any prohibited transaction involving the assets of the Plan for each year or part thereof during which the transaction is not corrected and (y) an excise tax equal to 100% of the amount involved if any prohibited transaction is not corrected. Consequently, the fiduciary of a Plan contemplating an investment in the Series A Preferred Shares should consider whether the Company, any other person associated with the issuance of the Series A Preferred Shares, or any affiliate of the foregoing is or might become a "party in interest" or "disqualified person" with respect to the Plan. In such a case, the acquisition or holding of Series
A. Preferred Shares by or on behalf of the Plan could be considered to give rise to a prohibited transaction under ERISA and the Code. See "ERISA Considerations"

         BOARD OF DIRECTORS MAY CHANGE OR REVISE CERTAIN POLICIES AND STRATEGIES WITHOUT STOCKHOLDER CONSENT. The Board of Directors has established the investment policies and operating policies and strategies of the Company, certain of which are described in this Prospectus. These policies may be amended or revised from time to time at the discretion of the Board of Directors (in certain circumstances subject to the approval of a majority of the Independent Directors) without a vote of the Company's stockholders, including holders of the Series A Preferred Shares. The ultimate effect of any change in the policies and strategies set forth in this Prospectus on a holder of Series A Preferred Shares may be positive or negative. See "Business and Strategy--Management Policies and Programs".

         A DECLINE IN THE BANK'S CAPITAL POSITION OR THE RECEIVERSHIP OF THE BANK MAY CAUSE THE SERIES A PREFERRED SHARES TO BE AUTOMATICALLY EXCHANGED INTO BANK PREFERRED SHARES. The purchase of Series A Preferred Shares involves a high degree of risk with respect to the performance and capital levels of the Bank. A decline in the performance and capital levels of the Bank or the placement of the Bank into conservatorship or receivership could result in the exchange of the Series A Preferred Shares for Bank Preferred Shares, which would be an investment in the Bank and not in the Company. As a result, holders of Series A Preferred Shares would become preferred stockholders of the Bank at a time when the Bank's financial condition was deteriorating or when the Bank had been placed into conservatorship or receivership. An investment in the Bank is subject to certain risks that are distinct from the risks associated with an investment in the Company. For example, an investment in the Bank would involve risks relating to the capital levels of, and other regulatory requirements applicable to, the Bank and the performance of the Bank's loan portfolio. An investment in the Bank is also subject to the general risks inherent in equity investments in depository institutions. In the event of a liquidation of the Bank, the claims of depositors and secured, senior, general and subordinated creditors of the Bank would be entitled to a priority of payment over the claims of holders of equity interests such as the Bank Preferred Shares. As a result, if the Bank were to be placed into receivership after the Automatic Exchange or if the Automatic Exchange were to occur after receivership of the Bank, the holders of the Bank Preferred Shares likely would receive, if anything, substantially less than the holders of the Series A Preferred Shares would have received had the Series A Preferred Shares not been exchanged for Bank Preferred Shares. Furthermore, there can be no assurance that the Bank would be in a financial position, after the occurrence of the Automatic Exchange, to make any dividend payments on the Bank Preferred Shares. Potential investors in the Series A Preferred Shares should carefully consider the risks with respect to an investment in the Bank set forth in the Bank Prospectus attached hereto as Annex I. See also "Description of Series A Preferred Shares--Automatic Exchange".

         REGULATORY AUTHORITIES MAY IMPOSE RESTRICTIONS ON DIVIDENDS AND OPERATIONS OF THE COMPANY. Because the Company is a subsidiary of the Bank, regulatory authorities will have the right to examine the Company and its activities. Under certain circumstances, including any determination that the Bank's relationship to the Company results in an unsafe and unsound banking practice, such regulatory authorities will have the authority to restrict the ability of the Company to transfer assets, to make distributions to its stockholders (including dividends to the holders of Series A Preferred Shares, as described below), or to redeem shares of Preferred Stock, or even to require the Bank to sever its relationship with or divest its ownership of the Company. Such actions could potentially result in the Company's failure to qualify as a REIT. See "Federal Income Tax Considerations--Failure to Qualify".

         Payment of dividends on the Series A Preferred Shares could also be subject to regulatory limitations if the Bank becomes "undercapitalized" for purposes of the OCC prompt corrective action regulations, which is currently defined as having a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a core capital (or leverage) ratio of less than 4.0%. At September 30, 1997, the Bank's total risk-based capital ratio was 10.77%, its Tier 1 risk-based capital ratio was 8.01% and its core capital (or leverage) ratio was 6.54%. Such ratios, adjusted to give effect to the sale of Series A Preferred Shares in the Offering, would have been 15.09%, 12.33% and 9.06%, respectively.

         The Company currently expects that its net income will be in excess of amounts needed to pay dividends on the Series A Preferred
Shares.  See "Business and Strategy--Dividends".

         REGULATORY AUTHORITIES MAY IMPOSE DIVIDEND RESTRICTIONS ON BANK PREFERRED SHARES RECEIVED UPON AN AUTOMATIC EXCHANGE. If the Automatic Exchange occurs, the Bank would likely be prohibited from paying dividends on the Bank Preferred Shares. In all circumstances following the Automatic Exchange, the Bank's ability to pay dividends would be subject to various restrictions under OCC regulations. See "Federal Income Tax Considerations--Tax Treatment of Automatic Exchange".

         The Bank's ability to pay dividends is governed by the National Bank Act and OCC regulations. Under such statute and regulations, all dividends by a national bank must be paid out of current or retained net profits, after deducting reserves for losses and bad debts. The National Bank Act further restricts the payment of dividends out of net profits by prohibiting a national bank from declaring a cash dividend on its shares of common stock until the surplus fund equals the amount of capital stock or, if the surplus fund does not equal the amount of capital stock, until one-tenth of the Bank's net profits for the preceding half year in the case of quarterly or semi-annual dividends, or the preceding two half-year periods in the case of annual dividends, are transferred to the surplus fund. In addition, the prior approval of the OCC is required for the payment of a dividend if the total of all dividends declared by a national bank in any calendar year would exceed the total of its net profits for the year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

         The OCC has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice. In addition, the Bank would be prohibited by federal statute and the OCC's prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, the Bank would be classified as "undercapitalized" under the OCC's regulations.

         Furthermore, in the event the Bank is placed into conservatorship or receivership (whether before or after the Automatic Exchange), the Bank would likely be unable to pay dividends on the Bank Preferred Shares. In addition, in the event of a liquidation of the Bank, the claims of the Bank's depositors and of its secured, senior, general and subordinated creditors would be entitled to a priority of payment over the dividend and other claims of holders of equity interests such as the Bank Preferred Shares issued pursuant to the Automatic Exchange.

OTHER RISKS

         UNCERTAINTY AS TO THE COMPANY'S ABILITY TO IMPLEMENT SUCCESSFULLY ITS OPERATING POLICIES AND STRATEGIES RESULTING FROM ITS LACK OF OPERATING HISTORY. The Company was organized on September 1997. The Company has no operating history and has not implemented its operating policies and strategies. The Company will be dependent upon the experience and expertise of the Bank in advising the Company and administering its day-to-day operations.

         THE COMPANY'S SUCCESS MAY DEPEND ON THE SERVICES OF THE BANK. The Company is a newly organized corporation with no operating history and no revenues to date. The Company will contract with the Bank, as the Advisor to the Company, to advise the Board of Directors and direct the day-to-day business affairs of the Company. Thus, the Company's success may depend on the services of the Bank, as Advisor to the Company, and its officers and employees. The Company will be dependent for the selection, structuring and monitoring of its Mortgage Assets on the diligence and skill of its officers (all of whom are also officers of the Bank or its affiliates) and the officers and employees of the Bank, as Advisor. See "Management". In addition, the Company will be dependent upon the expertise of the Bank, as Servicer, for the servicing of its Mortgage Loans. To the extent officers and employees of the Bank and its affiliates do not exercise an appropriate level of diligence and skill, the Company's results of operations may be adversely affected. The Bank may subcontract all or a portion of its obligations under the Advisory Agreement and the Servicing Agreements to one or more affiliates, and under certain conditions to non-affiliates, involved in the business of managing or servicing, as the case may be, Mortgage Assets. In the event the Bank, as Advisor or the Servicer, subcontracts its obligations in such a manner, the Company will be dependent upon the subcontractor to provide any such services. See "Management--The Advisor" and "Business and Strategy--Servicing".



         THE COMPANY'S ABILITY'S TO MAINTAIN THE ASSET MIX OF THE INITIAL PORTFOLIO MAY BE AFFECTED BY THE COMPANY'S OR THE BANK'S ABILITY TO PURCHASE RESIDENTIAL MORTGAGE LOANS AND MORTGAGE SECURITIES. The Company currently intends to maintain approximately 60% of its portfolio of Mortgage Assets in Residential Mortgage Loans or mortgage securities and approximately 40% of the Company's portfolio of Mortgage Assets in Commercial Mortgage Loans (in each case measured by aggregate outstanding principal balances). The Bank will be obligated to repurchase any Mortgage Loan sold by it to the Company as to which there is a material breach of any representation or warranty contained in the applicable purchase agreement, unless the Bank elects to substitute a qualified Mortgage Loan for such Mortgage Loan. In May 1996, the Bank ceased soliciting residential mortgage loan originations. Therefore, the Company's ability to maintain this asset composition may be affected by the Company's or Bank's ability to purchase Residential Mortgage Loans and/or mortgage securities in the open market in the future. To the extent that Mortgage Loans or mortgage securities with similar risk characteristics as the Residential Mortgage Loans contained in the Initial Portfolio cannot be obtained by the Company or the Bank, the Mortgage Assets of the Company may be subject to additional risks typically associated with other types of lending. See "Risk Factors - Risks Related to Investments in Mortgage Assets".


         DIVIDEND NOT DECLARED BY THE BOARD DURING ANY QUARTER WOULD NOT BE PAID IN A SUBSEQUENT QUARTER. In order to qualify as Tier 1 capital, dividends on the Series A Preferred Shares are not cumulative. Consequently, if the Board of Directors does not declare a dividend on the Series A Preferred Shares for any quarterly period, the holders of the Series A Preferred Shares would not be entitled to recover such dividend whether or not funds are or subsequently became available. The Board of Directors may determine, in its business judgment, that it would be in the best interests of the Company to pay less than the full amount of the stated dividends on the Series A Preferred Shares or no dividends for any quarter notwithstanding that funds are available. Factors that would generally be considered by the Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as the Board may deem relevant. To remain qualified as a REIT, the Company must distribute annually at least 95% of its "REIT Taxable Income" (not including capital gains) to stockholders. See "--Tax Risks," below and "Federal Income Tax Considerations--Taxation of the Company--Organizational Requirements".

         NO PRIOR MARKET FOR SERIES A PREFERRED SHARES.  Prior to the
Offering, there has been no public market for the Series A Preferred Shares and there can be no assurance that an active trading market will develop or be sustained or that the Series A Preferred Shares may be resold at or above the initial public offering price.

         IN THE EVENT THE SERIES A PREFERRED SHARES ARE EXCHANGED FOR BANK PREFERRED SHARES, THE BANK PREFERRED SHARES WILL NOT BE LISTED ON THE
NASDAQ SYSTEM OR ANY EXCHANGE. Although the Series A Preferred Shares will be listed on the Nasdaq National Market, the Bank does not intend to apply for listing of the Bank Preferred Shares, for which the Series A Preferred Shares will be exchanged automatically on a one-for-one basis upon the occurrence of the Automatic Exchange, on any national securities exchange or for quotation of the Bank Preferred Shares through the Nasdaq System. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained. Therefore, the value of the Bank Preferred Shares will not be readily determinable. The Automatic Exchange will be a taxable exchange with respect to which each holder of the Series A Preferred Shares will have a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series A Preferred Shares and the fair market value of the Bank Preferred Shares received in the Automatic Exchange. Each individual holder will be required to determine the fair market value of the Bank Preferred Shares received to determine the tax effect of the Automatic Exchange. Any such determination may be subject to challenge by the IRS.


                                  THE COMPANY

         The Company is a newly-formed Michigan corporation incorporated on September 25, 1997 and created for the purpose of acquiring, holding and managing Mortgage Assets that will generate net income for distribution to stockholders. The Company has been formed by the Bank to provide the Bank with a means of raising capital for bank regulatory purposes. The Company is not a financial institution or insurance company for purposes of Section 856(a) of the Code. The Series A Preferred Shares will be treated as capital for the Bank for regulatory purposes. The issuance of the Series A Preferred Shares by the Company is a more cost-effective means of raising capital for the Bank than if the Bank were to issue preferred stock itself, because of the Company's ability to deduct for income tax purposes the dividends payable on the Series A Preferred Shares as a result of the Company's qualification as a REIT.

         The Company anticipates that approximately 60% of its portfolio of Mortgage Assets will represent interests in Residential Mortgage Loans and mortgage securities and that approximately 40% of its portfolio of Mortgage Assets will represent interests in Commercial Mortgage Loans (in each case measured by aggregate outstanding principal amounts).

         The Company expects that all of the Mortgage Assets in the Initial Portfolio will be acquired as whole loans from the Bank. The Bank will administer the day-to-day operations of the Company in its role as Advisor under the Advisory Agreement. The Company will elect to be subject to tax as a REIT under the Code, and will generally not be subject to federal income tax to the extent that it distributes its earnings to its stockholders and maintains its qualification as a REIT.

         All of the Common Stock of the Company is owned by the Bank. The Bank conducts its business through a network of three regional banking offices and one business center office serving exclusively small and medium sized business customers in Michigan. As of September 30, 1997, the Bank had total assets of $480.0 million and stockholders' equity of $32.8 million. For more information concerning the Bank, see the Bank Prospectus attached hereto at Annex I.

         The Series A Preferred Shares will be exchanged automatically on a one-for-one basis for Bank Preferred Shares upon the occurrence of the Automatic Exchange. CONSEQUENTLY, AN INVESTMENT IN SERIES A PREFERRED SHARES COULD BE REPLACED BY AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR WHEN THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES, THEREFORE, SHOULD CAREFULLY CONSIDER THE DESCRIPTION OF THE BANK SET FORTH IN THE BANK PROSPECTUS ATTACHED HERETO AS ANNEX I. NO OBLIGATION OF THE COMPANY IS GUARANTEED BY THE BANK. See also "Description of Series A Preferred Shares--Automatic Exchange".

         For a further description of the operations of the Company, see "Business and Strategy," "Management," "Risk Factors" and "Federal Income Tax Considerations".


                                USE OF PROCEEDS

         The proceeds to the Company from the sale of the Series A Preferred Shares offered hereby are expected to be $18 million (assuming the Underwriters' over-allotment option is not exercised). Simultaneously with the consummation of the Offering, the Bank will purchase shares of Common Stock for a price equal to $18 million. The Company will use the aggregate proceeds of $36 million received in connection with both the Offering and the sale of shares of Common Stock to the Bank to purchase the Initial Portfolio from the Bank. See "Business and Strategy".

         If the Underwriters exercise their option to purchase additional Series A Preferred Shares to cover over-allotments in the Offering, the Bank will purchase additional shares of Common Stock for a price equal to the aggregate initial public offering price of such additional Series A Preferred Shares. The Company will use the additional proceeds from any such additional sales of Series A Preferred Shares and shares of Common Stock to purchase additional Mortgage Loans of the types described in "Business and Strategy--Description of Initial Portfolio". The Company expects that it will purchase any such additional Commercial and Residential Mortgage Loans within six months from the exercise by the Underwriters of their over-allotment option. Pending such purchase, the Company will invest such additional proceeds in mortgage-backed securities or short-term money market investments.

         Simultaneously with the consummation of the Offering, the Bank will also purchase additional shares of Common Stock for a price equal to the aggregate amount of underwriting commissions and expenses incurred by the Company in connection with the Offering and all expenses incurred by the Company in connection with its formation and the offering of the Series A Preferred Shares (currently estimated by the Company to be approximately $1,100,000 in the aggregate) in order to provide the Company with funds sufficient to pay such expenses. Simultaneously with the consummation of any sale of additional Series A Preferred Shares in connection with the exercise by the Underwriters of their over-allotment option, the Bank will also purchase additional shares of Common Stock for a price equal to the aggregate amount of underwriting commissions and expenses incurred by the Company in connection with the exercise of such overallotment option in order to provide the Company with funds sufficient to pay such expenses.

         The following table illustrates the use of proceeds by the Company from the sale of the Series A Preferred Shares offered hereby (assuming the Underwriters' over-allotment option is not exercised) and the sale of shares of Common Stock to the Bank described above.

                              Gross proceeds from the Offering of
                               Series A Preferred Shares  . . . . . . . . . . . . . . . . . . .       $18,000,000
                              Gross proceeds from the issuance of
                               shares of Common Stock to the Bank . . . . . . . . . . . . . . .        19,100,000
                              Public Offering Expenses:
                                Underwriting commissions  . . . . . . . . . . . . . . . . . . .          [757,500]
                                Other expenses of the formation
                                 and the Offering . . . . . . . . . . . . . . . . . . . . . . .           342,500(1)

                                                                                                      -----------


                              Net proceeds to be applied to the
                               purchase of Mortgage Assets from
                               the Bank . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $36,000,000
                                                                                                      ===========

                              --------------
                              (1) Assumes that expenses incurred by the Company
                                  in connection with its formation and the Offering of the Series A Preferred Shares, other than underwriting commissions, are $342,500. If such expenses are in excess of $342,500, the Bank will purchase additional shares of Common Stock for a purchase price equal to such excess.


         Neither the Bank nor any of its affiliates will receive any transaction fees upon completion of the Offering, including any advance payment in respect of servicing or advisory fees.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of October 3, 1997 (the date of the most recent audited financial statement of the Company) and as adjusted to reflect (i) the consummation of the Offering (assuming the Underwriters' over-allotment option is not exercised) and (ii) the transactions described in "Certain Transactions Constituting The Formation--The Formation" and the use of the net proceeds therefrom as described under "Use of Proceeds".



                                                                           October 3, 1997
                                                               ---------------------------------------
                                                                                            As
                                                                     Actual              Adjusted
                                                               ------------------   ------------------
                                                                            (In Thousands)
DEBT
    Total long-term debt  . . . . . . . . . . . . . . . . .          $   ---              $   ---
                                                                     -------              -------

STOCKHOLDERS' EQUITY
  Preferred Stock, par value $10.00; 2,500,000
   authorized, none issued and outstanding, actual;
   and 2,500,000 shares authorized, 1,800,000
   shares issued and outstanding, as adjusted . . . . . . .              ---               18,000
  Common Stock, par value $1.00 per share(1);
   1,000 shares authorized, 1,000 shares issued and
   outstanding, actual; and 60,000 shares authorized,
   19,100 shares issued and outstanding, as adjusted  . . .                1                5,730
  Additional paid-in capital  . . . . . . . . . . . . . . .              ---               12,270
                                                                     -------              -------
    Total stockholders' equity  . . . . . . . . . . . . . .          $     1              $36,000
                                                                     -------              -------

TOTAL CAPITALIZATION  . . . . . . . . . . . . . . . . . . .          $     1              $36,000
                                                                     =======              =======

--------------------------
(1) The Company was formed with an initial capitalization of $1,000. Prior to consummation of the Offering, the charter of the Company will be amended to increase the authorized capital of the Company and to increase the par value of the Common Stock to $300.00 per share. Since the par value per share of the Preferred Stock equals the issue price of a Series A Preferred Share, the full $18.0 million raised in the Offering will represent
    Preferred Stock capital.   The par value of the Common Stock will equal 30%
    of its purchase price of $1,000 per share and, accordingly, the Bank will be acquiring 19,100 shares of Common Stock upon the consummation of the Offering for an aggregate purchase price of $19,100,000 (such number of shares of Common Stock includes Common Stock acquired by the Bank in order to provide sufficient funds to pay aggregate offering and organization expenses, currently estimated by the Company to be approximately $1,100,000). As a result of these issuances of Common Stock, the Common Stock capital amount, upon consummation of the Offering, will equal $5,730,000. The additional paid-in capital of $12,270,000 represents the excess of the purchase price for the Common Stock over the par value of such shares after deducting the aggregate amount of offering and organization expenses.

                             BUSINESS AND STRATEGY

GENERAL

         The Company's principal business objective is to acquire, hold and manage Mortgage Assets that will generate net income for distribution to stockholders. The Company expects that all of its initial Mortgage Assets will be acquired from the Bank as whole loans ("Mortgage Loans") secured by first mortgages or deeds of trust on single-family (one- to four-unit) residential real estate properties ("Residential Mortgage Loans") or by commercial real estate properties ("Commercial Mortgage Loans"). The Company may also from time to time acquire investment grade mortgage securities that qualify as real estate assets under Section 856(c)(6)(B) of the Code. Mortgage loans underlying the mortgage securities will be secured by single-family residential, multifamily or commercial real estate properties located in the United States. The Company does not expect to be in the business of selling or trading Mortgage Assets. The Company will acquire the Initial Portfolio of Mortgage Loans from the Bank for an aggregate purchase price of approximately $36 million. See "Certain Transactions Constituting the Formation".
         In order to preserve its status as a REIT under the Code, substantially all of the assets of the Company will consist of Mortgage Loans and other qualified REIT real estate assets of the type set forth in Section 856(c)(6)(B) of the Code. See "Federal Income Tax Considerations".

         Simultaneously with the consummation of the Offering, the Bank will purchase shares of Common Stock for a price equal to $18 million.
The Company will use the aggregate proceeds of $36 million received in connection with both the Offering and such sale of shares of Common Stock to the Bank to purchase a portfolio of Mortgage Loans (the "Initial Portfolio") from the Bank. If the Underwriters exercise their option to purchase additional Series A Preferred Shares to cover over-allotments, the Bank will purchase additional shares of Common Stock for a price equal to the aggregate public offering price of the additional Series A Preferred Shares purchased pursuant to the Underwriters' over-allotment option, and the Company will use the additional proceeds from any such additional sales of Series A Preferred Shares and shares of Common Stock to purchase additional Mortgage Loans of the types described in "--Description of Initial Portfolio". Simultaneously with the consummation of the Offering (or upon the exercise by the Underwriters of their over-allotment option), the Bank will also purchase additional shares of Common Stock for a price equal to the aggregate amount of underwriting commissions and expenses incurred by the Company in connection with the Offering (including without limitation any underwriting commissions associated with the exercise by the Underwriters of their over-allotment option) and all expenses incurred by the Company in connection with its formation in order to provide the Company with funds sufficient to pay such expenses. See "Use of Proceeds".


         On November 30, 1997, the pool of Mortgage Loans from which the Initial Portfolio will be selected had an aggregate outstanding principal balance of approximately $43.1 million. Approximately 60% (measured by aggregate outstanding principal balance) of such pool consists of Residential Mortgage

Loans. See "--Description of Initial Portfolio-- Residential Mortgage Loans". The remainder of such pool consists of Mortgage Loans secured by Commercial Mortgage Loans. See "--Description of Initial Portfolio-- Commercial Mortgage Loans". The Bank will enter into servicing agreements with respect to the Residential Mortgage Loans and the Commercial Mortgage Loans (the "Servicing Agreements") pursuant to which it will service the Mortgage Loans included in the Initial Portfolio and will be entitled to receive fees in connection with the servicing of such Mortgage Loans. The Bank in its role as servicer under the Servicing Agreements is hereinafter referred to as the "Servicer". The Company will not receive income from servicing loans. See "--Servicing".

         The Company and the Bank believe, based on Bank management's experience in evaluating mortgage loans, that the fair value of the Initial Portfolio will approximately equal the amount (approximately $36 million) that the Company will pay for the Initial Portfolio. However, no third party valuations of the Mortgage Loans constituting the Initial Portfolio have been or will be obtained for purposes of the Offering. See "Risk Factors--Conflicts of Interest in the Business of the Company May Result in Decisions of the Company That Do Not Fully Reflect the Interests of the Stockholders of the Company--No Third Party Valuation of the Mortgage Loans; No Arm's-Length Negotiations with Affiliates".


         The Company will enter into an advisory agreement with the Bank (the "Advisory Agreement") pursuant to which the Bank will administer the day-to-day operations of the Company. The Bank in its role as advisor under the terms of the Advisory Agreement is hereinafter referred to as the "Advisor". The Bank, as Advisor, will be responsible for (i) monitoring the credit quality of Mortgage Assets held by the Company, (ii) advising the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Assets and (iii) holding documents relating to the Mortgage Assets as custodian on behalf of the Company. The Bank may from time to time subcontract all or a portion of its obligations under the Advisory Agreement to one or more of its affiliates involved in the business of managing Mortgage Assets. The Bank may, with the approval of a majority of the Board of Directors, as well as a majority of the Independent Directors, subcontract all or a portion of its obligations under the Advisory Agreement to unrelated third parties. The Bank will not, in connection with the subcontracting of any of its obligations under the Advisory Agreement, be discharged or relieved in any respect from its obligations under the Advisory Agreement. The Bank and its personnel have substantial experience in mortgage finance and in the administration of Mortgage Assets.



         The Advisory Agreement has an initial term of five years, and will be renewed automatically for additional five-year periods unless notice of nonrenewal is delivered to the Bank by the Company. The Advisory Agreement may be terminated by the Company at any time upon 90 days' prior notice. As long as any Series A Preferred Shares remain outstanding, any decision by the Company either not to renew the Advisory Agreement or to terminate the Advisory Agreement must be approved by a majority of the Board of Directors, as well as by a majority of the Independent Directors. The Bank, as Advisor, will be entitled to receive an annual advisory fee equal to $125,000. See "Management--The Advisor".


         See "Certain Transactions Constituting the Formation--Benefits to the Bank and Its Affiliates" for information regarding the aggregate amounts payable to the Bank and its affiliates in connection with the Offering and the transactions to be entered into in connection with the Offering.

         The Company's Board of Directors is composed of five members, two of whom will be Independent Directors. Certain actions by the Company require the prior approval of a majority of Independent Directors. See "Description of Series A Preferred Shares--Independent Director Approval". So long as there are only two Independent Directors, any action that requires the approval of a majority of the Independent Directors must be approved by both Independent Directors. Pursuant to the Certificate of Designation establishing the Series A Preferred Shares, the Independent Directors are required to take into account the interests of the holders of both the Series A Preferred Shares and the Common Stock in assessing the benefit to the Company of any proposed action requiring their approval. The Company currently has four officers. The Company has no other employees and does not anticipate that it will require additional employees. See "Management".

         The Company may from time to time purchase additional Mortgage Assets or interests in Mortgage Assets out of proceeds received in connection with the repayment or disposition of Mortgage Assets or the issuance of additional shares of Common Stock or Preferred Stock. Additional shares of Preferred Stock ranking senior to the Series A Preferred Shares may not be issued by the Company without the approval of holders of at least two-thirds of the outstanding Series A Preferred Shares. Additional shares of Preferred Stock ranking on a parity with the Series A Preferred Shares may not be issued by the Company without the approval of a majority of the Independent Directors. See "Description of Series A Preferred Shares--Voting Rights" and "--Independent Director Approval". The Company does not currently intend to issue any additional shares of Preferred Stock unless it simultaneously issues additional shares of Common Stock to the Bank, and the aggregate proceeds to be received from such issuance of Common Stock approximately equals the sum of the aggregate offering price of such additional Preferred Stock and the Company's expenses (including any underwriting commissions or placement fees) incurred in connection with the issuance of such additional shares of Preferred Stock. It is currently anticipated that the Company will issue additional shares of Preferred Stock if such issuance would provide the Bank with the most cost-effective means of raising capital for bank regulatory purposes at the time. See "Certain Transactions Constituting the Formation--Benefits to the Bank and Its Affiliates".

         The Company currently anticipates that all of the Mortgage Loans that it may acquire in the future will be purchased from the Bank and affiliates of the Bank. No arrangements or procedures are currently in place regarding the acquisition by the Company of Mortgage Loans from unaffiliated third parties. The Company expects that any additional Mortgage Loans acquired by the Company will be whole loans or mortgage securities, will represent first lien positions, will be acquired on a basis consistent with secondary market standards and will have been originated or purchased by the Bank, and underwritten in conformity with standards generally applied by the Bank or affiliates of the Bank at the time such Mortgage Loans were originated or purchased. The Company currently intends to maintain approximately 60% of its portfolio of Mortgage Assets in Residential Mortgage Loans and mortgage securities, and approximately 40% of its portfolio in Commercial Mortgage Loans. Initially, the Company will not hold a significant amount of mortgage securities, although there is no limit on the amount that may be purchased. The Company does not contemplate ownership of property other than Mortgage Assets. The Company's current policy is not to acquire any Commercial Mortgage Loan if such Commercial Mortgage Loan would constitute more than 5% of the total book value of the Mortgage Assets of the Company at the time of its acquisition. The Company's current policy prohibits the acquisition of any Mortgage Loan or any interest in a Mortgage Loan (other than an interest resulting from the acquisition of mortgage securities), which Mortgage Loan (i) is delinquent in the payment of principal or interest; (ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status, or (c) renegotiated due to financial deterioration of the borrower; or (iii) has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. Loans that are in Nonaccrual Status are generally loans that are past due 90 days or more in principal or interest and Classified loans are troubled loans which are deemed substandard or doubtful and where the full collectibility of principal and interest on such loan is doubtful. Mortgage Loans acquired by the Company in the future will be whole loans originated or purchased by the Bank or an affiliate of the Bank.

DIVIDENDS

         The Company currently expects to pay an aggregate amount of dividends with respect to its outstanding shares of capital stock equal to approximately 100% of the Company's "REIT Taxable Income" (excluding capital gains). In order to remain qualified as a REIT, the Company must distribute annually at least 95% of its "REIT Taxable Income" (excluding capital gains) to stockholders. The Company anticipates that none of the dividends on the Series A Preferred Shares and none or no material portion of the dividends on the Common Stock will constitute non-taxable returns of capital.

         The Company's income will consist primarily of interest payments on the Mortgage Assets held by it. The Company anticipates that a majority of its Mortgage Assets will bear interest at adjustable rates. If there is a decline in interest rates (as measured by the indices upon which the interest rates of the Mortgage Assets are based), then the Company will experience a decrease in income available to be distributed to its stockholders. In addition, in such an interest rate environment the Company may experience an increase in prepayments on its Residential Mortgage Loans and may find it more difficult to purchase additional Mortgage Assets bearing rates sufficient to support payment of the dividends on the Series A Preferred Shares. Because the rate at which dividends are required to be paid on the Series A Preferred Shares is fixed, there can be no assurance that a declining interest rate environment would not adversely affect the Company's ability to pay dividends on the Series A Preferred Shares.

         Dividends will be declared at the discretion of the Board of Directors after considering the Company's distributable funds, financial requirements, tax considerations and other factors. Although there can be no assurances, because (i) the Mortgage Assets are interest bearing, (ii) the Series A Preferred Shares represent only approximately 50% of the Company's capitalization and (iii) the Company does not anticipate incurring any indebtedness, the Company currently expects that both its cash available for distribution and its "REIT Taxable Income" will be in excess of amounts needed to pay dividends on the Series A Preferred Shares. Accordingly, the Company expects that it will, after paying the quarterly dividends on the Series A Preferred Shares, pay dividends to holders of its Common Stock. Assuming (i) the Mortgage Loans included in the Initial Portfolio are held for the 12-month period following completion of the Offering, (ii) principal repayments are reinvested in additional Mortgage Assets with characteristics similar to those of the Mortgage Loans included in the Initial Portfolio and (iii) interest rates remain constant during such 12-month period, the Company anticipates that the Initial Portfolio will generate interest income of approximately $2.8 million, after payment of servicing and advisory fees, during such 12-month period. Since the aggregate annual dividend payment on the Series A Preferred Shares is $[____] million, based on the foregoing, the Company anticipates that $[____] million would be available for payment of dividends on the Common Stock held by the Bank.

         There are several limitations which restrict the Company's ability to pay dividends on the Common Stock (none of which should adversely affect either the ability of the Company to pay dividends in respect of the Series A Preferred Shares or the ability of the Company to maintain its status as a
REIT). First, under the Company's current dividend policy, the Company may not make any distribution in respect of the Common Stock with respect to any year to the extent that, after taking into account such proposed distribution, total cash or property distributions on the Company's outstanding shares of Preferred Stock and Common Stock with respect to that year would exceed 105% of the Company's "REIT Taxable Income" (excluding capital gains) for that year plus net capital gains of the Company for that year. This policy regarding the limitations on payment of dividends in respect of Common Stock may not be modified without the approval of a majority of the Independent Directors. Second, if the Company fails to declare and pay full dividends on the Series A Preferred Shares in any dividend period, the Company may not make any dividends or other distributions with respect to the Common Stock until such time as dividends on all outstanding Series A Preferred Shares have been (i) declared and paid for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period. See, "Description of Series A Preferred Shares--Dividends". Third, Michigan law provides that no dividends (as well as other distributions) may be paid on the capital stock of the Company if, after giving it effect, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

         The OCC prompt corrective action regulations prohibit banks from making "capital distributions" (defined to include a transaction that the OCC determines, by order or regulation, to be "in substance a distribution of capital") unless the institution is at least "adequately capitalized" after the distribution. There can be no assurances that the OCC would not seek to restrict the Company's payment of dividends on the Series A Preferred Shares under this provision if the Bank were to fail to maintain the status of at least "adequately capitalized". Currently, an institution is considered "adequately capitalized" if it has a total risk-based capital ratio of at least 8.0%, a Tier 1 risk-based capital ratio of at least 4.0% and a core capital (or leverage) ratio of at least 4.0%. At September 30, 1997, the Bank's total risk-based capital ratio was 10.77%, Tier 1 risk-based capital ratio was 8.01% and core capital (or leverage) ratio was 6.54%. Such ratios, adjusted to give effect to the sale of Series A Preferred Shares in the Offering, would be 15.09%, 12.33% and 9.06%, respectively. In addition, the Exchange Event may take place under circumstances in which the Bank will not be considered "adequately capitalized" for purposes of the OCC prompt corrective action regulations. Thus, at the time of the Automatic Exchange, the Bank would likely be prohibited from paying dividends on the Bank Preferred Shares. Further, the Bank's ability to pay dividends on the Bank Preferred Shares following the Automatic Exchange also would be subject to OCC regulations and resolution of the Bank's board of directors. In the event that the Bank did pay dividends on the Bank Preferred Shares, such dividends would be paid out of the Bank's current or retained net profits.

         Under certain circumstances, including any determination that the Bank's relationship to the Company results in an unsafe and unsound banking practice, regulatory authorities will have the authority to issue an order which restricts the ability of the Company to make dividend payments to its stockholders.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's principal liquidity need will be to fund the acquisition of additional Mortgage Assets as Mortgage Assets held by the Company are repaid. The acquisition of such additional Mortgage Assets will be funded with the proceeds of principal repayments on its portfolio of Mortgage Assets. The Company does not anticipate that it will have any other material capital expenditures. The Company believes that cash generated from the payment of interest and principal on its Mortgage Assets portfolio will provide sufficient funds to meet both operating requirements and payment of dividends by the Company in accordance with the REIT Requirements for the foreseeable future.

GENERAL DESCRIPTION OF MORTGAGE ASSETS; INVESTMENT POLICY

         Residential Mortgage Loans. The Company may from time to time acquire both conforming and nonconforming Residential Mortgage Loans consistent with its primary investment objective to acquire assets primarily for income. Conforming Residential Mortgage Loans comply with the requirements for inclusion in a loan guarantee program sponsored by either the FHLMC or FNMA. Under current regulations, the maximum principal balance allowed on conforming mortgage loans ranges from $214,600 for one-unit residential loans to $442,450 for four-unit residential loans. Nonconforming Residential Mortgage Loans are mortgage loans that do not qualify in one or more respects for purchase by FHLMC or FNMA under their standard programs. Typically, nonconforming mortgage loans do not meet agency guarantee criteria because their principal balance or loan-to-value ratios exceed agency limits. Sometimes the mortgage loans or the borrower does not meet other agency credit underwriting standards or other requirements. The Company expects that all of the Residential Mortgage Loans it purchases in the Initial Portfolio will be nonconforming, since the Bank typically does not originate conforming Residential Mortgage Loans. The Residential Mortgage Loans included in the Initial Portfolio are generally nonconforming mortgage loans because either the principal balances or loan-to-value ratios of such loans are in excess of agency limits or because the documentation used by the Bank to underwrite such loans differs from the agency standards. While the loans generated by the Bank are typically non-conforming, all of the Residential Mortgage Loans included in the Initial Portfolio were originated consistent with the underwriting policies of the Bank at the time such Mortgage Loans were originated. Although the Company's policy is to hold Mortgage Loans to maturity, a substantial portion of the Company's Nonconforming Residential Mortgage Loans are expected to meet the requirements for sale to investors in the secondary mortgage market.

         Each Residential Mortgage Loan will be evidenced by a promissory note secured by a mortgage or deed of trust or other similar security instrument creating a first lien on single-family (one- to four-unit) residential properties. Residential real estate properties underlying Residential Mortgage Loans consist of individual dwelling units, individual condominium units, two- to four-family dwelling units, planned unit developments and townhouses.

         The Company currently expects that approximately 49% of the Residential Mortgage Loans to be acquired by it will be adjustable rate Mortgage Loans and that approximately 51% of the Residential Mortgage Loans will be fixed rate Mortgage Loans.

         Commercial Mortgage Loans. The Company may from time to time acquire Commercial Mortgage Loans secured by apartment buildings, light industrial and warehouse properties, office buildings and retail strip centers. The Company expects that substantially all of the Commercial Mortgage Loans it acquires will be secured by real estate located in Michigan. Unlike Residential Mortgage Loans, Commercial Mortgage Loans generally lack standardized terms. Although Commercial Mortgage Loans are generally nonrecourse to the borrower, the Company anticipates that substantially all of the Commercial Mortgage Loans that it will acquire will either be recourse to the borrower or supported by a guarantee of an affiliate of the borrower. However, there is no requirement that Commercial Mortgage Loans acquired by the Company have third party guarantees. Commercial Mortgage Loans may also not be fully amortizing, meaning that they may have a significant principal balance or "balloon" payment due on maturity. Moreover, commercial properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than non-commercial properties, generally giving rise to increased costs of compliance with environmental laws and regulations. See "Risk Factors--Risks Related to Investments in Mortgage Assets" and "Economic and Business Risks--Properties with Environmental Problems May Increase Costs and Create Liabilities for the Company".

         The credit quality of a Commercial Mortgage Loan may depend on, among other factors, the existence and structure of underlying leases, the physical condition of the property (including whether any maintenance has been deferred), the creditworthiness of tenants, the historical and anticipated level of vacancies and rents on the property and on other comparable properties located in the same region, potential or existing environmental risks, the availability of credit to refinance the Commercial Mortgage Loan at or prior to maturity and the local and regional economic climate in general. Foreclosures of defaulted Commercial Mortgage Loans are generally subject to a number of complicating factors, including environmental considerations, which are generally not present in foreclosures of Residential Mortgage Loans. The Company will sell any foreclosed Mortgage Assets. See "Risk Factors--Risks Related to Mortgage Assets--Commercial Mortgage Loans involve greater risk of loss than Residential Mortgage Loans" and "Economic and Business Risks--Properties with Environmental Problems May Increase Costs and Create Liabilities for the Company".

         Mortgage Securities. The Company may from time to time acquire investment grade mortgage securities representing interests in or obligations backed by pools of Mortgage Assets. The Mortgage Assets underlying the mortgage securities will be secured by single-family residential, multifamily or commercial real estate properties located throughout the United States. There is no limit on the amount of mortgage securities that may be purchased. The Company does not intend to acquire any interest-only, principal-only or other similar mortgage securities generally considered to be of a high risk nature. The Company will not be precluded from investing in mortgage securities where the Bank or one of its affiliates is the sponsor or issuer.

ACQUISITION OF INITIAL PORTFOLIO

         Simultaneously with the consummation of the Offering, the Company will acquire the Initial Portfolio pursuant to the terms of two mortgage purchase agreements with the Bank: the Residential Mortgage Loan Purchase and Warranties Agreement (the "Residential Mortgage Purchase Agreement") and the Commercial Mortgage Loan Purchase and Warranties Agreement (the "Commercial Mortgage Purchase Agreement", and, together with the Residential Mortgage Purchase Agreement, the "Mortgage Purchase Agreements"), each to be entered into simultaneously with the consummation of the Offering. The Residential Mortgage Loans in the Initial Portfolio will be sold to the Company pursuant to the Residential Mortgage Purchase Agreement. The Commercial Mortgage Loans in the Initial Portfolio will be sold to the Company pursuant to the Commercial Mortgage Purchase Agreement. Each Mortgage Loan will be identified in a schedule appearing as an exhibit to its respective mortgage purchase agreement (each, a "Mortgage Loan Schedule"). Each Mortgage Loan Schedule will specify, among other things, with respect to each Mortgage Loan: the interest rate or interest rate formula applicable to each Mortgage Loan, the original principal amount and the unpaid principal balance as of the purchase date, the monthly payment, maturity date, mortgagor, type of mortgaged property, location of the mortgaged property and current interest rate.


         In addition, the Bank will deliver or cause to be delivered to the Company the mortgage note with respect to each Mortgage Loan (together with all amendments and modifications thereto) endorsed in blank, the original or certified copy of the mortgage (together with all amendments and modifications thereto) with evidence of recording indicated thereon, if available, and an original or certified copy of an assignment of the mortgage in recordable form. Such documents will initially be held by the Bank, as Advisor, acting as custodian for the Company. Although the Company will have the right to record the assignments of mortgage at any time, it does not currently anticipate doing so. The Company believes that maintaining record title of the Mortgage Loans in the name of the Bank will facilitate the servicing of the Mortgage Loans. Once the assignments of mortgage are recorded, the Company's lien on the mortgaged properties will date back to the date of the original mortgages and rank ahead of any intervening mortgages granted by the borrowers. However, if the Bank, in violation of the Advisory Agreement and the Servicing Agreements, sells any of the Company's Mortgage Loans to a third party who records its assignment of mortgage before the Company records its assignment of mortgage with respect to such Mortgage Loan, the Company may lose its ownership interest in such Mortgage Loan. See "--Servicing" and "--Description of Initial Portfolio--General".

         The Bank will make certain customary representations and warranties with respect to the Mortgage Loans in the Initial Portfolio for the benefit of the Company, including, among other things: (i) the information provided with respect to the Mortgage Loans is correct in all material respects; (ii) each Mortgage Loan is subject to a valid first lien subject only to the lien for current real property taxes and assessments not yet due and payable, generally acceptable covenants, conditions, restrictions, rights of way, easements and other matters of public record present at the time of origination and other common matters; (iii) the validity of the mortgage documents; (iv) all required payments have been made; and (v) each Mortgage Loan complies with applicable federal and state laws, including, without limitation, usury, truth-in-lending, real estate settlement procedures, consumer credit protection, fair housing, equal credit opportunity and disclosure laws. See also "Description of Initial Portfolio". The Bank will be obligated to repurchase any Mortgage Loan sold by it to the Company as to which there is a material breach of any such representation or warranty, unless the Bank elects to substitute a qualified Mortgage Loan for such Mortgage Loan. The Bank will also indemnify the Company for damages or costs resulting from any such breach. The repurchase price for any such Mortgage Loan will be its outstanding principal amount plus accrued and unpaid interest on the date of repurchase plus any premium paid by the Company. In addition, under the terms of the Mortgage Purchase Agreements, the Company will acquire, in addition to the Mortgage Loans included in the Initial Portfolio, (i) all amounts, including payments of principal and interest (other than payments of principal and interest due on or before [_____________], 1997 with respect to the Residential Mortgage Loans and [_______________], 1997 with respect to the Commercial Mortgage Loans) held in one or more accounts maintained for the benefit of or in the name of the Company pursuant to the Servicing Agreements and (ii) all insurance policies relating to the Mortgage Properties and the proceeds thereof. See "--Servicing".

MANAGEMENT POLICIES AND PROGRAMS


         In administering the Company's Mortgage Assets, the Bank has a high degree of autonomy. The Board of Directors, however, has adopted certain policies to guide administration of the Company and the Bank with respect to the acquisition and disposition of assets, use of capital and leverage, credit risk management and certain other activities. These policies, which are discussed below, may be amended or revised from time to time at the discretion of the Board of Directors (in certain circumstances subject to the approval of a majority of the Independent Directors) without a vote of the Company's stockholders, including holders of the Series A Preferred Shares. See also "--Dividends".


         Asset Acquisition and Disposition Policies. Subsequent to the acquisition of the Initial Portfolio, the Company anticipates that it will from time to time purchase additional Mortgage Loans from the Bank, although Mortgage Loans may be acquired from unaffiliated third parties, out of proceeds received in connection with the repayment or disposition of Mortgage Loans or the issuance of additional shares of Common Stock and Preferred Stock.
Mortgage Loans acquired by the Company in the future will be whole loans originated or purchased by the Bank or an affiliate of the Bank. The Company anticipates that additional Mortgage Loans purchased from the Bank or its affiliates will be purchased on terms that are substantially identical to those that could be obtained by the Company if such additional Mortgage Loans were purchased from third parties unaffiliated with the Company. No arrangements or procedures are currently in place regarding the purchase of additional Mortgage Loans from unaffiliated third parties. The Company currently anticipates that additional Mortgage Loans acquired by the Company will be of the types described in "--Description of Initial Portfolio", although if the Bank or its affiliates develop additional Mortgage Loan products, the Company may purchase such additional types of Mortgage Loans. In addition, the Company may from time to time acquire mortgage securities representing interests in or obligations backed by pools of Mortgage Loans that will be secured by single-family residential, multifamily or commercial real estate properties located throughout the United States. The Company currently anticipates that it will not acquire the right to service any Mortgage Loan it acquires in the future and that the Bank or an affiliate of the Bank will act as servicer of any such additional Mortgage Loans. The Company anticipates that any servicing arrangement that it enters into in the future with the Bank will contain fees and other terms that would be substantially equivalent to those that would be contained in servicing arrangements entered into with third parties unaffiliated with the Company.

         The Company currently intends to maintain approximately 60% of its portfolio of Mortgage Assets in Residential Mortgage Loans or mortgage securities and approximately 40% of the Company's portfolio of Mortgage Assets in Commercial Mortgage Loans (in each case measured by aggregate outstanding principal balances). The Company's current policy is not to acquire any Commercial Mortgage Loan that constitutes more than 5% of the total book value of the Mortgage Assets of the Company at the time of its acquisition. In addition, the Company's current policy prohibits the acquisition of any Mortgage Loan or any interest in a Mortgage Loan (other than an interest resulting from the acquisition of mortgage securities), which Mortgage Loan (i) is delinquent in the payment of principal or interest at the time of proposed acquisition; (ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status, or (c) renegotiated due to financial deterioration of the borrower; or (iii) has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest.


         The Company may choose, at any time subsequent to its acquisition of any Mortgage Loan, to require Bank, as the Servicer of the Mortgage Loan, to dispose of any Mortgage Loan, for any reason, including as a result of such mortgage loan becoming Classified or being placed in Nonaccrual Status or having been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. The Bank has indicated to the Company that it will purchase, at the then fair value, any Mortgage Loan of the Company that the Company chooses to dispose of for the foregoing reasons.


         Capital and Leverage Policies. To the extent that the Board of Directors determines that additional funding is required, the Company may raise such funds through additional equity offerings, debt financing or retention of cash flow (after consideration of provisions of the Code requiring the distribution by a REIT of at least 95% of its "REIT Taxable Income" and taking into account taxes that would be imposed on undistributed taxable income), or a combination of these methods.

         The Company will have no debt outstanding following consummation of the Offering, and the Company does not currently intend to incur any indebtedness. However, the organizational documents of the Company do not contain any limitation on the amount or percentage of debt, funded or otherwise, the Company might incur. Notwithstanding the foregoing, the Company may not, without the approval of a majority of the Independent Directors, incur debt for borrowed money other than debt not in excess of 20% of the aggregate amount of net proceeds received in connection with the issuance of all outstanding Preferred Stock and Common Stock of the Company. Any such debt incurred may include intercompany advances made by the Bank to the Company.

         The Company may also issue additional series of Preferred Stock. However, the Company may not issue additional shares of Preferred Stock senior to the Series A Preferred Shares without the consent of holders of at least two-thirds of the outstanding shares of Preferred Stock at that time, voting as a single class, including the Series A Preferred Shares, and the Company may not issue additional shares of Preferred Stock on a parity with the Series A Preferred Shares without the approval of a majority of the Company's Independent Directors. The Company does not currently intend to issue any additional series of Preferred Stock unless it simultaneously issues additional Common Stock to the Bank and the proceeds to be received from the issuance of the Common Stock are approximately equal to the aggregate offering price of such additional Preferred Stock plus the Company's expenses (including underwriting commissions or placement fees) in connection with the issuance of such additional shares of Preferred Stock. It is currently anticipated that the Company will issue additional shares of Preferred Stock if such issuance would provide the Bank with the most cost-effective means of raising capital for bank regulatory purposes at the time. See "Certain Transactions Constituting the Formation--Benefits to the Bank and Its Affiliates".


         Credit Risk Management Policies. The Company expects that each Mortgage Loan acquired from the Bank in the future will be a whole loan, will represent a first lien position and will be originated by the Bank or such affiliate in the ordinary course of its real estate lending activities based on the underwriting standards generally applied (at the time of origination) for its own account by the Bank or the affiliate of the Bank which originated the Mortgage Loan. See "--Description of Initial Portfolio--Underwriting Standards". The Company also expects that all Mortgage Loans held by the Company will be serviced pursuant to the Servicing Agreements, which require servicing in conformity with servicing guidelines promulgated by the Company or, in the case of Residential Mortgage Loans, with FHLMC guidelines and procedures. The Company may also choose, at any time subsequent to its acquisition of any Mortgage Loan, to require the Bank as Servicer of such Mortgage Loans to dispose of any Mortgage Loan for any reason, including as a result of such Mortgage Loan becoming Classified or being placed in Nonaccrual Status, or having been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal and interest.


         Conflict of Interest Policies. Because of the nature of the Company's relationship with the Bank, conflicts of interest exist and may continue to arise with respect to certain transactions, including, without limitation, the Company's acquisition of Mortgage Loans from, or disposition of Mortgage Loans to, the Bank, foreclosure on defaulted Commercial Mortgage Loans and the modification of the Advisory Agreement or either of the Servicing Agreements. It is the Company's policy that the terms of any financial dealings with the Bank and its affiliates will be consistent with those available from third parties in the mortgage lending industry. In addition, neither the Advisory Agreement nor either of the Servicing Agreements may be modified or terminated without the approval of a majority of the Independent Directors.


         Conflicts of interest between the Company and the Bank may also arise in connection with making decisions that bear upon the credit arrangements that the Bank or one of its affiliates may have with a mortgagor under a Mortgage Loan. Conflicts could also arise in connection with actions taken by the Bank as a controlling person in the Company. It is the intention of the Company and the Bank that any agreements and transactions between the Company, on the one hand, and the Bank or its affiliates, on the other hand, including without limitation the Mortgage Purchase Agreements and Servicing Agreements, are fair to all parties and are consistent with market terms for such types of transactions. The Servicing Agreements provide that (i) foreclosures and dispositions of the Mortgage Loans are to be performed with a view to maximizing the recovery by the Company as owner of the Mortgage Loans and (ii) the Bank, as Servicer under the Servicing Agreements, shall service the Mortgage Loans solely with a view toward the interests of the Company, and without regard to the interests of the Bank or its affiliates. The requirement in the Certificate of Designation establishing the Series A Preferred Shares that certain actions of the Company be approved by a majority of the Independent Directors is also intended to ensure fair dealings between the Company and the Bank and their respective affiliates. However, there can be no assurance that any such agreement or transaction will be on terms as favorable to the Company as would have been obtained from unaffiliated third parties.


         There are no provisions in the Company's Articles of Incorporation limiting any officer, director, security holder or affiliate of the Company from having any direct or indirect pecuniary interest in any Mortgage Asset to be acquired or disposed of by the Company or in any transaction in which the Company has an interest or from engaging in acquiring, holding and managing Mortgage Assets. As described herein, it is expected that the Bank and its affiliates will have direct interests in transactions with the Company (including without limitation the sale of Mortgage Assets to the Company); however, it is not currently anticipated that any of the officers or directors of the Company will have any interests in such Mortgage Assets.

         Other Policies. The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940. The Company does not intend to (i) invest in the securities of other issuers for the purpose of exercising control over such issuers, (ii) underwrite securities of other issuers, (iii) actively trade in loans or other investments, (iv) offer securities in exchange for property or (v) make loans to third parties, including, without limitation, officers, directors or other affiliates of the Company. The Company may, under certain circumstances, purchase the Series A Preferred Shares and other shares of its capital stock in the open market or otherwise, provided, however, that the Company will not redeem or repurchase any shares of its Common Stock for so long as any Series A Preferred Shares are outstanding without the approval of a majority of the Independent Directors. The Company has no present intention of causing the Company to repurchase any shares of its capital stock, and any such action would be taken only in conformity with applicable federal and state laws and regulations and the requirements for qualifying as a REIT.

         The Company intends to publish and distribute to stockholders, in accordance with Exchange Act rules, annual reports containing financial statements prepared in accordance with generally accepted accounting principles and certified by the Company's independent public accountants. The Certificate of Designation establishing the Series A Preferred Shares provides that the Company shall maintain its status as a reporting company under the Exchange Act for so long as any of the Series A Preferred Shares are outstanding.

         The Company currently intends to make investments and operate its business at all times in such a manner as to be consistent with the requirements of the Code to qualify as a REIT. However, future economic, market, legal, tax or other considerations may cause the Board of Directors, subject to approval by a majority of Independent Directors, to determine that it is in the best interests of the Company and its stockholders to revoke its REIT status.

DESCRIPTION OF INITIAL PORTFOLIO


         Information with respect to the Residential Mortgage Loans and the Commercial Mortgage Loans in the Initial Portfolio is presented as of November 30, 1997. The composition of the Initial Portfolio actually purchased by the Company contemporaneously with the consummation of the Offering will differ from the Initial Portfolio as described in this Prospectus only to the extent it is discovered prior to the consummation of the Offering that a Mortgage Loan included in the Initial Portfolio described herein (i) is delinquent in the payment of principal or interest; (ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status, or (c) renegotiated due to financial deterioration of the borrower; or (iii) has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. In such event a Mortgage Loan similar in aggregate outstanding principal balance and product type will be substituted for such non-purchased Mortgage Loan.



         References herein to percentages of Mortgage Loans included in the Initial Portfolio refer in each case to the percentage of the aggregate outstanding principal balance of the Mortgage Loans in the Initial Portfolio as of November 30, 1997, based on the outstanding principal balances of such Mortgage Loans as of such date, after giving effect to scheduled monthly payments due on or prior to such date, whether or not received.


         The detailed information set forth in this Prospectus with respect to the Mortgage Loans applies only to the Initial Portfolio and the Company's portfolio of Mortgage Assets in the future may or may not have the characteristics described below.


         General. The Initial Portfolio contains 279 Residential Mortgage Loans, representing approximately 60% of the unpaid principal balance of the Mortgage Loans contained in the Initial Portfolio, and 19 Commercial Mortgage Loans, representing approximately 40% of the unpaid principal balance of the Mortgage Loans contained in the Initial Portfolio. On November 30,

1997, the Mortgage Loans included in the Initial Portfolio had an aggregate outstanding principal balance of $34.4 million.


         Except for the $1.6 million of purchased Residential Mortgage Loans discussed below, all of the Residential Mortgage Loans included in the Initial Portfolio were originated by the Bank in the ordinary course of its real estate lending activities. All of the Residential Mortgage Loans included in the Initial Portfolio were originated consistent with the underwriting policies of the Bank or secondary market standards at the time at which such Mortgage Loans were originated. See "Business--Residential Mortgage Lending" in the Bank Prospectus attached hereto at Annex I.


         The Initial Portfolio contains 28 Residential Mortgage Loans aggregating $1.6 million in outstanding principal balance as of November 30, 1997 which are insured by the Federal Housing Administration ("FHA"). At November 30, 1997, the FHA Loans had Loan-to-Value Rates of 94.6%. These loans were purchased by the Bank from a local mortgage banker who continues to service the loans. While these loans have loan-to-value ratios in excess of the Bank's general underwriting guidelines for conventional residential loans, each such loan is fully insured by the FHA.


         Each Commercial Mortgage Loan included in the Initial Portfolio was originated by the Bank in the ordinary course of its commercial real estate lending activities.


         Excluding the FHA insured loans, all of the Residential Mortgage Loans included in the Initial Portfolio were originated between 1983 and 1997, and have original terms to stated maturity from 3-30 years. As of November
30, 1997, the average outstanding principal balance of a Residential Mortgage Loan was $72,024. The weighted average number of months since origination of the Residential Mortgage Loans included in the Initial Portfolio (calculated as of November 30, 1997) was approximately 75.1 months. The weighted average Loan-to-Value Ratio (defined below) of the Residential Mortgage Loans included in the Initial Portfolio is 77.2%; however, 31.5% of the Residential
Mortgage Loans have Loan-to-Value Ratios of greater than 80%. "Loan-to-Value Ratio" means the ratio (expressed as a percentage) of the original principal amount of such Mortgage Loan to the lesser of (i) the appraised value at origination of the underlying mortgaged property and (ii) if the Mortgage Loan was made to finance the acquisition of property, the purchase price of the mortgaged property.


         All of the Commercial Mortgage Loans included in the Initial Portfolio were originated between 1983 and 1997, and have original terms to stated maturity of between three and 30 years. Substantially all Mortgage Loans included in the Initial Portfolio have mortgage notes which contain "due-on-sale" provisions.


         None of the Mortgage Loans included in the Initial Portfolio (i) is delinquent in the payment of principal or interest as of November 30, 1997;
(ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status, or (c) renegotiated due to financial deterioration of the borrower; or (iii) was, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. If, prior to the acquisition of the Initial Portfolio, any Mortgage Loan included in the description of the Initial Portfolio herein falls within any of the foregoing categories, the Company will not purchase such Mortgage Loan but will instead purchase a Mortgage Loan similar in aggregate outstanding principal balance and product type which does not fall into any of these categories.

         Residential Mortgage Loans. The following types of Residential Mortgage Loan products, each of which is more fully described below, will be included in the Initial Portfolio: One-Year ARM, and 5, 10, 15, 20, 25 and 30-year fixed rate Residential Mortgage Loans. All of these loans are secured by one- to four-family residential properties.

         The following table sets forth certain information with respect to each type of Residential Mortgage Loan included in the Initial Portfolio:

                   TYPE OF RESIDENTIAL MORTGAGE LOAN PRODUCT

                                                                           Percentage of
                                                                        Initial Residential
                                                         Aggregate         Portfolio by
                                      Number of          Principal           Aggregate       Weighted Average
                 Type              Mortgage Loans          Balance       Principal Balance     Remaining Term
     ---------------------------   --------------   ---------------------------------------   ----------------
                                                      (In Thousands)
     Fixed Rate  . . . . . . . .           153          $10,301,943                  51.27%             118.11
     One-Year ARM  . . . . . . .           126            9,792,711                  48.73              228.94
                                        ------          -----------                 ------

     Total . . . . . . . . . . .           279          $20,094,654                 100.00%             172.12
                                        ======          ===========                 ======




         Of the Residential Mortgage Loans included in the Initial Portfolio, approximately 51.3% bear interest at fixed rates. The interest rates of the fixed rate Residential Mortgage Loans included in the Initial Portfolio range from 6.00% per annum to 10.25% per annum. The weighted average interest rate of the fixed rate Residential Mortgage Loans included in the Initial Portfolio is approximately 8.30% per annum. The following tables contain certain additional data with respect to the interest rates of the fixed rate Residential Mortgage Loans included in the Initial Portfolio:

             INTEREST RATE OF FIXED RATE RESIDENTIAL MORTGAGE LOANS


                                                                                         Percentage of
                                                                                       Initial Residential
                                                     Number of         Aggregate           Portfolio by
                                                      Mortgage         Principal            Aggregate
            Principal Interest Rate Balance             Loans           Balance         Principal Balance
        ----------------------------------------   --------------  -----------------    -----------------

                                                             (In Thousands)
        6.00%-6.49% . . . . . . . . . . . . . .           60           $1,829,659                9.11%
        6.50%-6.99% . . . . . . . . . . . . . .          ---                  ---                 ---
        7.00%-7.49% . . . . . . . . . . . . . .            3              338,432                1.68
        7.50%-7.99% . . . . . . . . . . . . . .            5              712,793                3.55
        8.00%-8.49% . . . . . . . . . . . . . .            3              142,963                 .71
        8.50%-8.99% . . . . . . . . . . . . . .           29            2,808,720               13.98
        9.00%-9.49% . . . . . . . . . . . . . .           21            2,298,002               11.44
        9.50%-9.99% . . . . . . . . . . . . . .           18            1,495,864                7.44
        10.00%-10.49% . . . . . . . . . . . . .           14              675,510                3.36
                                                       -----       --------------              ------

            Total . . . . . . . . . . . . . . .          153          $10,301,943               51.27%
                                                      ======          ===========               =====



             ORIGINAL TERM OF FIXED RATE RESIDENTIAL MORTGAGE LOANS


                                                                             Percentage of
                                                         Aggregate        Initial Residential
              Original Term           Number of          Principal       Portfolio by Aggregate
               (in months)          Mortgage Loans        Balance            Principal Balance
        ------------------------    --------------   -----------------  -------------------------

                                                       (In Thousands)
          0 --  61  . . . . . .             45            $5,356,858                 26.66%
         61 -- 121  . . . . . .             10               512,682                  2.55
        121 -- 181  . . . . . .             62             1,874,390                  9.33
        181 -- 241  . . . . . .            ---                   ---                   ---
        241 -- 301  . . . . . .            ---                   ---                   ---
        301 -- 361  . . . . . .             36             2,558,013                 12.73
                                         -----           -----------                ------
                Total   . . . .            153           $10,301,943                 51.27%
                                         =====           ===========                ======



        Of the Residential Mortgage Loans included in the Initial Portfolio, approximately 48.7% bear interest at adjustable rates. The interest rates on the "adjustable rate mortgages" or "ARMs" contained in the Initial Portfolio are all tied to the one-year Treasury Index (defined below) ("One-Year ARM"), and adjust periodically. ARMs are typically subject to limitations on lifetime interest rates as well as periodic interest rate adjustments. The current interest rates of the Residential Mortgage Loans included in the Initial Portfolio that are ARMs ranged from 7.00% per annum to 9.13% per annum as of November 30, 1997. As of November 30, 1997, the weighted average current interest rate of the Residential Mortgage Loans included in the Initial Portfolio that are ARMs was approximately 8.06% per annum. The following table contains certain additional data as of November 30, 1997 with respect to the interest rates of the Residential Mortgage Loans included in the Initial Portfolio that are ARMs:

                    CURRENT INTEREST RATE OF ADJUSTABLE RATE
                           RESIDENTIAL MORTGAGE LOANS

                                                                                        Percentage of
                                                  Number of          Aggregate        Initial Residential
                                                   Mortgage          Principal       Portfolio by Aggregate
           Current Interest Rate Balance             Loans            Balance          Principal Balance
     ----------------------------------------   --------------   -----------------  -----------------------

                                                                  (In Thousands)
     7.00% - 7.49% . . . . . . . . . . . . .            22          $ 1,545,747                 7.69%
     7.50% - 7.99% . . . . . . . . . . . . .            33            2,270,218                11.30
     8.00% - 8.49% . . . . . . . . . . . . .            34            2,419,349                12.04
     8.50% - 8.99% . . . . . . . . . . . . .            36            3,467,149                17.25
     9.00% - 9.49% . . . . . . . . . . . . .             1               90,248                  .45
                                                     -----          -----------               ------
         Total . . . . . . . . . . . . . . .           126          $ 9,792,711                48.73%
                                                    ======          ===========               ======

         "Gross Margin", with respect to a Residential Mortgage Loan that is an ARM, means the applicable fixed percentage which, when added to the applicable index, results in the current interest rate paid by the borrower of such Residential Mortgage Loan (without taking into account any interest rate caps or minimum interest rates). Gross Margin is inapplicable to fixed rate Residential Mortgage Loans. As of November 30, 1997, the weighted average Gross Margin of the Residential Mortgage Loans included in the Initial Portfolio that are ARMs was approximately 2.44%.

         The following table sets forth certain additional data as of November 30, 1997 with respect to the Gross Margins of the Residential Mortgage Loans included in the Initial Portfolio that are ARMs:

                   GROSS MARGIN ON RESIDENTIAL MORTGAGE LOANS

                                                                                       Percentage of
                                                                                     Initial Residential
                                                  Number of          Aggregate          Portfolio by
                                                   Mortgage          Principal            Aggregate
               Gross Margin Balance                 Loans             Balance         Principal Balance
     ----------------------------------------   --------------   ------------------  -------------------


                                                                  (In Thousands)
     1.50% - 1.99% . . . . . . . . . . . . .            24        $    1,791,681                8.92%
     2.00% - 2.49% . . . . . . . . . . . . .            35             2,254,100               11.22
     2.50% - 2.99% . . . . . . . . . . . . .            44             3,510,248               17.47
     3.00% - 3.49% . . . . . . . . . . . . .            23             2,236,682               11.12
                                                    ------        --------------              ------
         Total . . . . . . . . . . . . . . .           126        $    9,792,711               48.73%
                                                    ======        ==============              ======


         The interest rate of each ARM loan included in the Initial Portfolio adjusts at the times (each, a "Rate Adjustment Date") and in the manner described below subject to lifetime interest rate caps, to minimum interest rates and to maximum annual interest rate increases or decreases, each as specified in the mortgage note relating to the ARM. Information set forth below regarding interest rate caps and minimum interest rates applies to the Initial Portfolio only. Mortgage Loans purchased by the Company after consummation of the Offering may be subject to different interest rate caps and minimum interest rates.

         Each ARM bears interest at its initial interest rate until its first Rate Adjustment Date. Effective with each Rate Adjustment Date, the monthly principal and interest payment on most of the adjustable rate Mortgage Loans included in the Initial Portfolio will be adjusted to an amount that will fully amortize the then-outstanding principal balance of such Residential Mortgage Loan over its remaining term to stated maturity and that will be sufficient to pay interest at the adjusted interest rate. Most of the Mortgage Loans included in the Initial Portfolio allow the mortgagor to prepay at any time some or all of the outstanding principal balance of the Mortgage Loan without fee or penalty.


         One-Year ARM. The interest rate with respect to each One-Year ARM is fixed at an initial rate for the first twelve monthly payments and adjusts annually thereafter on the date specified in the related mortgage note to a rate equal to the then-current Treasury Index (defined below) plus the Gross Margin set forth in such mortgage note, subject to a maximum annual interest rate increase or decrease of 2.00%, a lifetime interest rate cap equal to the initial interest rate with respect to such Residential Mortgage Loan plus 6% and to a minimum interest rate no less than the Gross Margin. The sum of the Treasury Index and the Gross Margin is rounded upwards to the nearest 0.125%. The "Treasury Index" with respect to each One-Year ARM is the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year as published by the Federal Reserve Board in Statistical Release H.15 (519) or any similar publication or, if not so published, as reported by any Federal Reserve Bank or by any U.S. Government department or agency and made available to the Bank. Should the Treasury Index not be published or become otherwise unavailable, the Bank will select a comparable alternative index over which it has no control and which is readily available.


         Fixed Rate Loans. The fixed rate Residential Mortgage Loans which are included in the Initial Portfolio or may be purchased by the Company will generally have original terms to stated maturity of up to 30 years. The majority of the Bank's fixed rate residential mortgage loans by dollar amount have terms of five years or less with amortization periods of up to 30 years.


         Commercial Mortgage Loans. The Commercial Mortgage Loans included in the Initial Portfolio will consist of retail strip centers, multi-family residential rental properties, warehouse, industrial and office center properties located in Michigan. The borrowers of the Commercial Mortgage Loans included in the Initial Portfolio are primarily customers of the Bank to which the Bank has extended such Commercial Mortgage Loans in the ordinary course of its commercial real estate lending activities.
Substantially all of the Commercial Mortgage Loans included in the Initial Portfolio are either recourse to the borrower or guaranteed as to the payment of principal and interest by an affiliate of the borrower. The outstanding principal balances of the Commercial Mortgage Loans included in the Initial Portfolio ranged from $118,059 to $1.55 million as of November 30, 1997.


         The following table sets forth certain information with respect to each type of commercial property underlying each Commercial Mortgage Loan included in the Initial Portfolio:

                        TYPE OF COMMERCIAL MORTGAGE LOAN

                                                                       Percentage
                                                                       of Initial      Weighted      Weighted       Weighted
                                                                       Commercial      Average        Average        Average
                                                                      Portfolio by     Original       Current       Expected
                                                        Aggregate       Aggregate      Loan-to        Loan-to        Months
                                                        Principal       Principal       Value          Value        Remaining
                     Type of Mortgaged Property          Balance        Balance        Ratio(1)      Ratio(2)       to Maturity
                     --------------------------       -------------   ------------   -------        ------          -----------
                                                                                   (In Thousands)
                 36+ unit apartments . . . . . . .    $  1,038,556           7.3%         44%           42%            34.50
                 5-36 unit apartments  . . . . . .       2,501,226          17.5          75            66             21.57
                 Industrial  . . . . . . . . . . .       1,244,899           8.7          52            51             55.00
                 Office  . . . . . . . . . . . . .         541,667           3.8          77            69             47.00
                 Retail strip center . . . . . . .       7,570,873          53.0          72            68             58.54
                 Warehouse . . . . . . . . . . . .       1,380,484           9.7          56            55             53.00
                                                       -----------        ------
                    Total  . . . . . . . . . . . .     $14,277,705         100.0%         68%           63%            49.03
---------------                                      =============         =====


(1) Represents the ratio of the outstanding principal amount of each Commercial Mortgage Loan at the time of loan origination or modification, if any, to the value of the property securing such Commercial Mortgage Loan at the time of loan origination or modification, if any.

(2) Represents the ratio of the outstanding principal amount of the Commercial Mortgage Loan at November 30, 1997 to the value of the property securing such Commercial Mortgage Loan at the time of loan origination or modification, if any.


         Of the Commercial Mortgage Loans included in the Initial Portfolio, none are fully amortizing and all will have significant principal balances or "balloon" payments due upon maturity.

         Of the Commercial Mortgage Loans included in the Initial Portfolio, approximately 43.8% bear interest at fixed rates. The interest rates of the fixed rate Commercial Mortgage Loans included in the Initial Portfolio range from 8.50% per annum to 9.75% per annum. The following table contains certain additional data with respect to the interest rates of the fixed rate Commercial Mortgage Loans included in the Initial Portfolio (including those variable rate Commercial Mortgage Loans that have been converted, pursuant to their terms, to fixed rates):

             INTEREST RATE OF FIXED RATE COMMERCIAL MORTGAGE LOANS


                                                                                                    Percentage of Initial
                                                                 Number of                          Commercial Portfolio
                                                                 Mortgage     Aggregate Principal       By Aggregate
                                                                   Loans              Balance          Principal Balance
                                                                ----------    -------------------- ------------------------
                                                                                                       (In Thousands)
                      8.50% - 8.99% . . . . . . . . . . . .           2               2,625,383                18.4%
                      9.00% - 9.49% . . . . . . . . . . . .           3               2,328,187                16.3
                      9.50% - 9.99% . . . . . . . . . . . .           2               1,302,090                 9.1
                                                                    ---            ------------               -----
                         Total  . . . . . . . . . . . . . .           7              $6,255,660                43.8%
                                                                  =====              ==========                ====

         Of the Commercial Mortgage Loans included in the Initial Portfolio, 56.2% bear interest at variable rates which are typically tied to an index (such as the Bank's Prime Rate or the U.S. Treasury Index adjusted for a constant maturity of either one year or three years) and are adjustable periodically. The current interest rates borne by the variable rate Commercial Mortgage Loans included in the Initial Portfolio ranged from 7.00% per annum to 10.00% per annum as of November 30, 1997. The following table contains certain additional data as of November 30, 1997 with respect to the interest rates of the variable rate Commercial Mortgage Loans included in the Initial
Portfolio:


                     CURRENT INTEREST RATE OF VARIABLE RATE
                           COMMERCIAL MORTGAGE LOANS


                                                                                  Percentage of Initial
                                                 Number of                       Commercial Portfolio By
                                                 Mortgage   Aggregate Principal         Aggregate
                                                   Loans            Balance          Principal Balance
                                                ----------- -------------------- ------------------------

                                                                     --
                                                               (In Thousands)
        7.00%  - 7.49%  . . . . . . . . . . .         1            $  974,308               6.8%
        7.50%  - 7.99%  . . . . . . . . . . .       ---                   ---              ---
        8.00%  - 8.49%  . . . . . . . . . . .         2             1,350,492               9.5
        8.50%  - 8.99%  . . . . . . . . . . .         3             2,750,073              19.2
        9.00%  - 9.49%  . . . . . . . . . . .         1               937,390               6.6
        9.50%  - 9.99%  . . . . . . . . . . .         4             1,866,722              13.1
        10.00% - 10.49% . . . . . . . . . . .         1               143,061               1.0
                                                    ---            ----------              ----
           Total  . . . . . . . . . . . . . .        12            $8,022,046              56.2%
                                                    ===            ==========              ====



         Underwriting Standards. The Bank has represented to the Company that all of the Residential Mortgage Loans included in the Initial Portfolio were originated generally in accordance with the underwriting policy customarily employed by the Bank (or secondary market standards) at the time at which the Residential Mortgage Loan in the Initial Portfolio was originated. The Bank has represented to the Company that all of the Commercial Mortgage Loans included in the Initial Portfolio were originated generally consistent with the underwriting policies customarily employed by the Bank at the time at which the Commercial Mortgage Loans in the Initial Portfolio were originated.

         Residential Mortgage Loans. The underwriting standards applied at origination of the Residential Mortgage Loans were intended to evaluate the borrower's credit standing and repayment ability, and the value and adequacy of the underlying mortgaged property as collateral. Initially, each prospective borrower was required to provide a current balance sheet describing assets and liabilities and a statement of income and expenses, as well as, to the extent required by applicable state law, an authorization to apply for a credit report which summarized the borrower's credit history with merchants and lenders and any record of bankruptcy.

         For any prospective borrower, an employment verification was obtained from the borrower's employer wherein the employer reported the length of employment with the employer, the employee's current salary, and whether it was expected that the borrower would continue such employment in the future, or the borrower submitted such other evidence of employment (such as pay stubs) satisfactory to the Bank. For a self-employed prospective borrower, the borrower was generally required to submit copies of personal and business federal income tax returns for the previous two years. For certain prospective borrowers, the borrower authorized verification of all deposits at financial institutions at which the borrower had demand or savings accounts.

         Once the credit report and the employment and deposit verifications were received by the underwriting officer considering the loan application, a determination was made as to whether the prospective borrower had sufficient monthly income available (i) to meet the borrower's monthly obligations on the proposed Residential Mortgage Loan (determined on the basis of the monthly payments due in the year of origination) and other expenses related to the home (such as property taxes and hazard insurance) and (ii) to meet other financial obligations and monthly living expenses. In all instances, the Bank's underwriting policies (including those applied in originating the Mortgage Loans in the Initial Portfolio) may be varied in cases deemed appropriate by its underwriting officers.

         In determining the adequacy of the property as collateral, an independent appraisal was made of each property considered for financing. Each appraiser was selected in accordance with predetermined guidelines established for appraisers. The appraiser was required to inspect the property and verify that it was in good condition and that construction, if new, had been completed. If the appraiser reported any exceptions to the verification, the Bank (or its predecessor) or its agent determined that such property had been substantially completed to its satisfaction. The appraisal was based on the appraiser's judgment of value giving appropriate weight to both the market value of comparable properties and the cost of replacing the property and other factors as appropriate. The Bank's or its predecessors' underwriting standards also required a search of the public records relating to a mortgaged property for liens and judgments against such mortgaged property, as well as customary title insurance.

         Commercial Mortgage Loans. The loan underwriting procedures and guidelines utilized by the Bank in connection with the origination of the Commercial Mortgage Loans included in the Initial Portfolio were intended to assess the value of the related mortgaged property, the ability of such mortgaged property to be used by the borrower or its agents and the financial condition of the borrower, including its ability to service the Commercial Mortgage Loan. The underwriting guidelines included an internal system for rating the quality of the mortgaged property.

         The underwriting guidelines took into account such factors as suitability of the mortgaged property for the proposed use; the availability, rental rates and relative value of comparable properties in the relevant market area and the anticipated growth or decline in both the immediate and broader geographic areas in which the mortgaged property is located; the current or projected occupancy or leasing ratios, if relevant; the condition and age of the mortgaged property; the management ability of the borrower, including its business experience and financial soundness; and such other economic, demographic or other factors as in the judgment of the Bank might affect the value of the mortgaged property and the ability of the borrower to service the Commercial Mortgage Loan. For each proposal for a Commercial Mortgage Loan the commercial lending credit group of the Bank analyzed the proposed transaction focusing on economic assumptions and the feasibility of the loan, identified and evaluated potential risks, and made a recommendation to approve or disapprove the loan. The proposed transaction was then presented to the appropriate senior officer or committee of the Bank for approval.

         Once a loan proposal was approved by the appropriate senior officer or committee, a loan commitment was issued by the Bank to the proposed borrower, subject to, among other things, receipt of acceptable environmental (including Phase I) and appraisal reports and, if deemed appropriate, engineering reports. The Bank contracted with approved firms to prepare these reports for the account of the Bank. Any environmental exceptions were approved by the appropriate senior officer or committee of the Bank before the loan was funded.

         Geographic Distribution.   Substantially all of the residential real
estate properties underlying the Company's Residential Mortgage Loans included in the Initial Portfolio are located in Michigan. Consequently, these Residential Mortgage Loans may be subject to a greater risk of default than other comparable Residential Mortgage Loans in the event of adverse economic, political or business developments and natural hazards in Michigan that may affect the ability of residential property owners in Michigan to make payments of principal and interest on the underlying mortgages. Standard hazard insurance required to be maintained with respect to Residential Mortgage Loans held by the Company may not protect the Company against losses occurring from tornados and other natural disasters. Consequently, in the event of a natural disaster, the Company's ability to pay dividends on the Series A Preferred Shares could be adversely affected as the Company will not maintain special hazard insurance to protect against such losses.

         All of the commercial mortgaged properties underlying its Commercial Mortgage Loans will be located in Michigan. Consequently, these Commercial Mortgage Loans may be subject to a greater risk of default than other comparable Commercial Mortgage Loans in the event of adverse economic, political or business developments in Michigan that may affect the ability of businesses in that area to make payments of principal and interest on the underlying mortgages.

         Loan-to-Value Ratios; Insurance. Eighteen of the non-government insured Residential Mortgage Loans have Loan-to-Value Ratios of greater than 80%. Nine of these loans are insured under primary mortgage guaranty insurance policies. The remainder do not carry such insurance due to waivers of this requirement by the Bank consistent with the Bank's underwriting policies and have a weighted average loan-to-value ratio of approximately 94.8%. "Loan-to-Value Ratio" means the ratio (expressed as a percentage) of the original principal amount of such Mortgage Loan to the lesser of (i) the appraised value at origination of the underlying mortgaged property and (ii) if the Mortgage Loan was made to finance the acquisition of property, the purchase price of the mortgaged property. At the time of origination of the Residential Mortgage Loans, each of the primary mortgage insurance policy insurers was approved by FNMA or FHLMC.

         A standard hazard insurance policy is required to be maintained by the mortgagor with respect to each Residential Mortgage Loan in an amount equal to the maximum insurable value of the improvements securing such Residential Mortgage Loan or the principal balance of such

Residential Mortgage Loan, whichever is less. If the residential real estate property underlying a Residential Mortgage Loan is located in a flood zone, such Residential Mortgage Loan may also be covered by a flood insurance policy as required by law. No mortgagor bankruptcy insurance will be maintained by the Company with respect to the Residential Mortgage Loans in the Initial Portfolio. The Company will not maintain any special hazard insurance policy with respect to any Residential Mortgage Loan which could mitigate damages caused by any natural disaster. In addition, the standard hazard insurance required to be maintained with respect to Residential Mortgage Loans does not protect the Company against losses occurring from natural disasters. In the event of any such natural disaster, the Company's ability to pay dividends on the Series A Preferred Shares could be adversely affected.

         A standard hazard insurance policy is also required to be maintained by the mortgagor with respect to each of the Commercial Mortgage Loans included in the Initial Portfolio. If the commercial real estate property securing a Commercial Mortgage Loan is located in a flood zone, such Commercial Mortgage Loan may be covered by a flood insurance policy as required by law. However, as with the Residential Mortgage Loans in the Initial Portfolio, no special hazard insurance or mortgagor bankruptcy insurance will be maintained by the Company with respect to the Commercial Mortgage Loans in the Initial Portfolio.

SERVICING


         The Mortgage Loans included in the Initial Portfolio will be sold to the Company by the Bank on a servicing retained basis. The Bank will service the Mortgage Loans included in the Initial Portfolio pursuant to the terms of the Servicing Agreements. The Bank, as Servicer, will receive an annual servicing fee with respect to each Mortgage Loan serviced for the Company which shall equal the outstanding principal balance of such Mortgage Bank multiplied by a fee of .375%.



         Each Servicing Agreement requires the Bank to service the Company's Mortgage Loans in a manner generally consistent with servicing guidelines promulgated by the Company and, in the case of Residential Mortgage Loans, with FHLMC guidelines and procedures. The Servicing Agreements require the Bank, as Servicer, to service the Mortgage Loans solely with a view toward the interests of the Company, and without regard to the interests of the Bank or its affiliates. The Bank will collect and remit principal and interest payments, administer mortgage escrow accounts, submit and pursue insurance claims and initiate and supervise foreclosure proceedings on the Mortgage Loans it services. The Bank will also provide accounting and reporting services required by the Company for such Mortgage Loans. Each Servicing Agreement requires the Bank to follow such collection procedures as are customary in the industry, including contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults in accordance with servicing guidelines promulgated by the Company. The Bank may, in its discretion, arrange with a defaulting borrower a schedule for the liquidation of delinquencies, provided that, in the case of Residential
Mortgage Loans, no primary mortgage guarantee insurance coverage is adversely affected. The Bank may also be directed by the Company, at any time during the servicing process, to dispose of any Mortgage

Loan which becomes Classified, placed in Nonaccrual Status or which has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal and interest.


         The Bank may from time to time subcontract all or a portion of its servicing obligations under the Servicing Agreements to one or more of its affiliates or, subject to approval of a majority of the Independent Directors, may subcontract all or a portion of its obligations under the Servicing
Agreements to an unrelated third party.   The Bank will not, in connection
with subcontracting any of its obligations under the Servicing Agreements, be discharged or relieved in any respect from its obligation to the Company to perform its obligations under the Servicing Agreements.



         Each Servicing Agreement requires the Bank to pay all expenses related to the performance of its duties under such Servicing Agreement. In addition, the Bank will be required to make advances of principal and interest and, with respect to the Residential Mortgage Loans and certain Commercial Mortgage Loans, taxes and required insurance premiums that are due from mortgagors, unless (with respect to advances of principal and interest) it determines that such advances are nonrecoverable. If such advances are made, the Bank generally will be reimbursed prior to the Company out of proceeds related to such Mortgage Loan. The Bank also will be entitled to reimbursement by the Company for expenses incurred by it in connection with the liquidation of defaulted Mortgage Loans serviced by it and in connection with the restoration of mortgaged property. If claims are not made or paid under applicable insurance policies or if coverage thereunder has ceased, the Company will suffer a loss to the extent that the proceeds from liquidation of the mortgaged property, after reimbursement of the Bank's expenses in the sale, are less than the outstanding principal balance of the related Mortgage Loan. The Bank will be responsible to the Company for any loss suffered as a result of its failure to make and pursue timely claims or as a result of actions taken or omissions made by it which cause the policies to be canceled by the insurer.



         In connection with any foreclosure proceedings that the Bank may institute, the Bank may exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure or otherwise acquire title to a mortgaged property underlying a Mortgage Loan by operation of law or otherwise in accordance with the terms of the relevant Servicing Agreement. The Bank will not be permitted under the terms of the Commercial Mortgage Loan Servicing Agreement to acquire title to any commercial real estate property underlying a Commercial Mortgage Loan or take any action that would cause the Company to be an "owner" or an "operator" within the meaning of certain federal environmental laws, unless it has also previously determined, subject to the approval of the Bank, based on a report prepared by an independent person who regularly conducts environmental assessments, that (i) the mortgaged property is in compliance with applicable environmental laws or that it would be in the best interests of the Company to take such actions as are necessary to cause the mortgaged property to comply therewith and (ii) there are no circumstances or conditions present at the mortgaged property relating to the use, management or disposal of any hazardous substances, hazardous materials, hazardous wastes or petroleum-based materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any federal, state or local law or regulation, or, if any such materials are present for which such action could be required, that it would be in the best interest of the Company to take such actions with respect to the mortgaged property.

         The Company may terminate either Servicing Agreement upon the happening of one or more events specified in the Servicing Agreement. Such events relate generally to the Bank's proper and timely performance of its duties and obligations under the Servicing Agreement. In addition, the Company may also terminate either Servicing Agreement without cause upon 30 days' notice and payment of a termination fee that is competitive with that which is generally payable in the industry.


         The termination fee will be equal to 2% of the aggregate outstanding principal amount of the loans then serviced under the applicable Servicing Agreement. As long as any Series A Preferred Shares remain outstanding, the Company may not terminate, or elect not to renew, either Servicing Agreement without the approval of a majority of the Independent Directors. As is customary in the mortgage loan servicing industry, the Bank will be entitled to retain any late payment charges and penalties collected in connection with the Mortgage Loans serviced by it. In addition, the Bank will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds with respect to Mortgage Loans serviced by it. Each Servicing Agreement requires the Bank to remit to the Company no later than the 18th day of each month all principal and interest due from borrowers of Mortgage Loans serviced by it (unless deemed nonrecoverable by the Bank) from the last remittance date.



         When any mortgaged property underlying a Mortgage Loan is conveyed by a mortgagor, the Bank generally will enforce any "due-on-sale" clause contained in the Mortgage Loan, to the extent permitted under applicable law and governmental regulations. The terms of a particular Mortgage Loan or applicable law, however, may provide that the exercise of the "due-on-sale" clause is prohibited under certain circumstances related to the security underlying the Mortgage Loan and the buyer's ability to fulfill the obligations under the related mortgage note. Upon any assumption of a Mortgage Loan by a transferee, a fee equal to a specified percentage of the outstanding principal balance of the Mortgage Loan is typically required, which sum will be retained by the Bank as additional servicing compensation.



         As a result of the relationship between the Bank and the Company, certain conflicts of interest exist. See "Risk Factors--Conflicts of Interest in business of the Company may result in decisions of the Company that do not fully reflect the interests of the stockholders of the Company".


EMPLOYEES

         The Company has four officers, each of whom is described further below under "Management". The Company does not anticipate that it will require any additional employees because it has retained the Bank to perform certain functions pursuant to the Advisory Agreement described below under "Management--The Advisor". It is currently anticipated that all of the officers of the Company will also be officers or employees of the Bank or their affiliates. The Company will maintain corporate records and audited financial statements that are separate from those of the Bank or any of its affiliates. None of the officers, employees or directors of the Company will have any direct or indirect pecuniary interest in any Mortgage Asset to be acquired or disposed of by the Company or in any transaction in which the Company has an interest or will engage in acquiring, holding and managing Mortgage Assets.

COMPETITION

         The Company does not anticipate that it will engage in the business of originating Mortgage Loans. It does anticipate that it will purchase Mortgage Loans in addition to those in the Initial Portfolio and that all of these Mortgage Loans will be purchased from the Bank or affiliates of the Bank.

LEGAL PROCEEDINGS

         The Company is not the subject of any material litigation. None of the Company, the Advisor, the Bank or any of its affiliates is currently involved in nor, to the Company's knowledge, currently threatened with any material litigation with respect to the Mortgage Loans to be included in the Initial Portfolio, other than routine litigation arising in the ordinary course of business, most of which is expected to be covered by liability insurance.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The Company's Board of Directors is composed of five members, two of whom are Independent Directors. These directors will serve until their successors are duly elected and qualified. There is no current intention to alter the number of directors comprising the Board of Directors. Pursuant to the Certificate of Designation establishing the Series A Preferred Shares, the Independent Directors are required to take into account the interests of the holders of both the Series A Preferred Shares and the Common Stock in assessing the benefit to the Company of any proposed action requiring their consent. In considering the interests of the holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties which the Independent Directors owe to holders of Common Stock. The Company currently has four officers. The Company has no other employees and does not anticipate that it will require additional employees. See "Business and Strategy--Employees". For compensation information relating to certain of the Company's directors and executive officers, see "Management - Compensation of Executive Officers" and " - Employment Agreements" in the Bank Prospectus attached hereto as Annex I.

         The persons who are directors and executive officers of the Company are as follows:

                                        Name                                  Position and Offices Held
                         ----------------------------------   ---------------------------------------------------------
                         Robert M. Walker                     Director
                         Lloyd A. Schwartz                    Director
                         Read P. Dunn                         President and Chief Executive Officer
                         Edward J. Shehab                     Director and Senior Vice President
                         David L. Shelp                       Director, Treasurer and Chief Financial Officer
                         David F. Simon                       Director and Secretary

         The following is a summary of the experience of the executive officers and directors of the Company:

        Robert M. Walker, age 54, has served since 1992 as Senior Associate at James V. McTevia & Associates, a Detroit area firm specializing in financial and management consulting services. Mr. Walker is a certified public accountant and certified fraud examiner. He has over 28 years of experience in public accounting, financial and management consulting, and the financial services industry.

        Lloyd A. Schwartz, age 69, is a certified public accountant and has served as the Deputy Receiver/Rehabilator of two Michigan-based insurance companies since 1993. Mr. Schwartz has also served as a Technical Reviewer for the Michigan Association of Certified Public Accountants peer review program since 1990. Prior to 1990, Mr. Schwartz was a partner with the accounting firm of Coopers & Lybrand, L.L.P.

         Read P. Dunn, age 51, is President and Chief Executive Officer of the Bank and has held these positions since its inception in 1983. Mr. Dunn is a member of the Bank's Loan, Securities, CRA Compliance and Marketing Committees. He is a certified public accountant and was the former President and senior officer at another financial institution for over 14 years.

         David L. Shelp, age 51, has been the Treasurer of the Bank since its inception in 1983. Mr. Shelp was an Assistant Treasurer of another financial institution in Lansing, Michigan from 1975 to 1981 and its Controller from 1981 to 1983.

         Edward J. Shehab, age 37, joined the Bank in 1985 as a financial analyst. Prior to that time, Mr. Shehab was an assistant secondary trader at another financial institution. Since 1991, Mr. Shehab has been Vice President of Finance at the Bank.

         David F. Simon, age 50, is Chairman of the Board of the Bank and has held this position since its inception in 1983. Mr. Simon is a member of the Bank's Loan, Securities, CRA Compliance and Marketing Committees. He formerly was an attorney in private practice specializing in securities and financial institutions law from 1971 to 1991. Mr. Simon is the son-in-law of Edgar M. Fenton, a Director of the Bank.

INDEPENDENT DIRECTORS

         The Company's Certificate of Designation establishing the Series A Preferred Shares requires that, so long as any Series A Preferred Shares are outstanding, certain actions by the Company be approved by a majority of the Independent Directors of the Company. See "Description of Series A Preferred Shares--Independent Director Approval". Robert M. Walker and Schwartz are the Company's initial Independent Directors. For so long as there are only two Independent Directors, any action that requires the approval of a majority of Independent Directors must be approved by both Independent Directors.

         If at any time the Company fails to declare and pay a quarterly dividend payment on the Series A Preferred Shares, the number of directors then constituting the Board of Directors of the

Company will be increased by two at the Company's next annual meeting and the holders of Series A Preferred Shares, voting together with the holders of any other outstanding series of Preferred Stock as a single class, will be entitled to elect two additional directors to serve on the Company's Board of Directors. Any member of the Board of Directors elected by holders of the Company's Preferred Stock will be deemed to be an Independent Director for purposes of the actions requiring the approval of a majority of the Independent Directors. See "Description of Series A Preferred Shares--Voting Rights".

AUDIT COMMITTEE

         Upon consummation of the Offering, the Company will establish an audit committee which will review the engagement and independence of its auditors. The audit committee will also review the adequacy of the Company's internal accounting controls. The audit committee will initially be comprised of Messrs. Walker and Schwartz.

CREDIT COMMITTEE

         Upon consummation of the Offering, the Company will establish a credit committee which will review and approve the acquisition of any additional Mortgage Loans by the Company, will review the status of all Mortgage Loans which have become Classified or have been placed in Nonaccrual Status, and will review the terms and conditions upon which any such Loans are modified or disposed of by the Company. The credit committee will initially be comprised of Messrs. Simon, Shehab and Shelp.

COMPENSATION OF DIRECTORS AND OFFICERS

         The Company intends to pay the Independent Directors of the Company fees for their services as directors. The Independent Directors will receive a fee of $500 for attendance (in person or by telephone) at each meeting of the Board of Directors or Committee of the Board. However, multiple fees shall not be paid for two or more meetings attended on the same day. The Company will not pay any compensation to its officers or employees or to directors who are not Independent Directors.

LIMITATIONS ON LIABILITY OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation eliminate, to the fullest extent permitted by the Michigan law, the personal liability of a director to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty. The Company's Articles of Incorporation empower the Company to indemnify, to the fullest extent permitted by Michigan law, any director or officer of the Company. The Company's Articles of Incorporation also empower the Company to purchase and maintain insurance to protect any director or officer against any liability asserted against him or her, or incurred by him or her, arising out of his or her status as such.

         The by-laws of the Company (the "By-laws") require indemnification of the Company's directors and officers and specify that the right to indemnification is a contract right, setting forth certain procedural and evidentiary standards applicable to the enforcement of a claim under the By-laws. The By-laws also entitle any director or officer to be reimbursed for the expenses of defending any claim against him or her arising out of his or her status as such. The By-laws of the Company also provide that the Company may enter into contracts with any director or officer in furtherance of the indemnification provisions contained in the By-laws and allow the Company to create a trust fund to ensure payment of amounts indemnified.

THE ADVISOR


         In connection with the consummation of the Offering and the formation of the Company as described herein, the Company will enter into the Advisory Agreement with the Bank to administer the day-to-day operations of the Company. The Bank, as Advisor, will be responsible for (i) monitoring the credit quality of the Mortgage Assets held by the Company, (ii) advising the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Assets and (iii) maintaining custody of the documents related to the Company's Mortgage Loans. The Bank may, from time to time, subcontract all or a portion of its obligations under the Advisory Agreement to one or more of its affiliates involved in the business of managing Mortgage Assets or, with the approval of a majority of the Board of Directors as well as a majority of the Independent Directors, subcontract all or a portion of its obligations under the Advisory Agreement to unrelated third parties. The Bank will not, in connection with the subcontracting of any of its obligations under the Advisory Agreement, be discharged or relieved in any respect from its obligations under the Advisory Agreement.



         At September 30, 1997, the Bank held approximately $48.8 million of residential mortgage loans and approximately $106.3 million of commercial mortgage loans. In 1996, the Bank stopped originating residential mortgage loans except as an accommodation to its business customers. In its commercial mortgage loan business, the Bank typically services the commercial mortgage loans in its portfolio which it has originated.


        The Advisory Agreement has an initial term of five years, and will be renewed automatically for additional five-year periods unless notice of nonrenewal is delivered to the Bank by the Company. The Advisory Agreement may be terminated by the Company at any time upon 90 days' prior notice. As long as any Series A Preferred Shares remain outstanding, any decision by the Company either not to renew the Advisory Agreement or to terminate the Advisory Agreement must be approved by a majority of the Board of Directors, as well as by a majority of the Independent Directors. The Bank, as Advisor, will be entitled to receive an annual advisory fee equal to $125,000 with respect to the advisory and management services provided by it to the Company.


         As a result of the relationship between the Bank and the Company, certain conflicts of interest may arise. See "Risk Factors--Conflicts of Interest in Business of the Company May Result in Decisions of the Company That Do Not Fully Reflect The Interests of the Stockholders of the Company".

         The principal executive offices of the Bank are located at 24725 West Twelve Mile Road, Southfield, Michigan 48034, telephone number (248) 358-4710.


                CERTAIN TRANSACTIONS CONSTITUTING THE FORMATION

THE FORMATION

         Prior to or simultaneously with the completion of the Offering, the Company, the Bank and its affiliates will engage in the transactions described below which are designed (i) to facilitate the Offering, (ii) to transfer the ownership of the Initial Portfolio to the Company and (iii) to enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1997.

         The transactions constituting the formation of the Company will include the following:

         - The Articles of Incorporation of the Company will be amended to provide for 2,500,000 authorized shares of Preferred Stock and 60,000 authorized shares of Common Stock, and the Company will file a Certificate of Designation with the State of Michigan establishing the terms of the Series A Preferred Shares.

         - The Company will sell to the public 1,800,000 Series A Preferred Shares in the Offering (assuming the Underwriters' over-allotment option is not exercised).

         - The Bank will acquire 18,000 shares of Common Stock for a purchase price equal to $18 million. In addition, the Bank will acquire additional shares of Common Stock for a purchase price equal to the aggregate amount of underwriting commissions and expenses of the Offering and the formation of the Company.

         - The Bank will sell the Initial Portfolio to the Company for an aggregate purchase price equal to approximately $36 million pursuant to the terms of the Residential Mortgage Purchase Agreement and the Commercial Mortgage Purchase Agreement.

         - The Company will enter into the Advisory Agreement with the Bank pursuant to which the Bank, as Advisor, will manage the Mortgage Assets held by the Company and administer the day-to-day operations of the Company. See "Management--The Advisor".

         - The Company will enter into the Servicing Agreements with the Bank pursuant to which the Bank, as Servicer, will service the Mortgage Loans included in the Initial Portfolio. See "Business and Strategy--Servicing".

         The Bank currently owns, and following the completion of the Offering intends to continue to own, all of the issued and outstanding shares of Common Stock of the Company. The Bank currently intends that, so long as any Series A Preferred Shares are outstanding, it will maintain direct or indirect ownership of at least a majority of the outstanding shares of Common Stock of the Company.

         A PURCHASE OF SERIES A PREFERRED SHARES IS A PURCHASE OF SECURITIES ISSUED BY THE COMPANY. NO OBLIGATION OF THE COMPANY IS GUARANTEED BY THE BANK.

         In addition to its ownership of 100% of the Common Stock of the Company, the Bank will also have responsibility for the day-to-day management and custody of the Company's assets, in its capacity as Advisor under the Advisory Agreement, and will have responsibility for servicing the Mortgage Loans as Servicer under the Servicing Agreements. See "Management--The Advisor" and "Risk Factors--Conflicts of Interest in Business of the Company May
Result in Decisions of the Company That Do Not Fully Reflect the Interests of the Stockholders of the Company".

         The Company and the Bank intend that the fair value of the Initial Portfolio will approximately equal the amount (approximately $36 million) that the Company will pay for the Initial Portfolio. However, no third party valuations of the Mortgage Loans constituting the Initial Portfolio have been or will be obtained for purposes of the Offering, and there can be no assurance that the fair value of the Initial Portfolio will not differ from the purchase price to be paid by the Company. See "Risk Factors--Conflicts of Interest in Business of the Company May Result in Decisions of the Company That Do Not Fully Reflect the Interests of the Stockholders of the Company--No Third Party Valuation of the Mortgage Loans; No Arm's-Length Negotiations with
Affiliates".

BENEFITS TO THE BANK AND ITS AFFILIATES

         The Bank and its affiliates expect to realize the following benefits in connection with the Offering and the formation of the Company:

         o The Bank is required by the OCC to maintain certain levels of capital for regulatory purposes. The Bank has informed the Company that the Series A Preferred Shares will be treated as capital of the Bank for regulatory purposes. The Bank would not be permitted to treat any securities issued by a trust established by the Bank to securitize its mortgage assets as capital for regulatory purposes.

         o As a result of the Company's qualification as a REIT, the dividends payable on the Series A Preferred Shares will be deductible for income tax purposes and will provide the Bank with a more cost-effective means of obtaining regulatory capital than if the Bank were to issue preferred stock itself.

         o The Bank will receive approximately $36 million at the consummation of the Offering (assuming no exercise by the Underwriters of their over-allotment option) in connection with the sale of the Initial Portfolio to the Company (approximately

                 $18 million of which represents new funds after giving effect to the Bank's expense of purchasing the Company's Common Stock).

         o The Bank will be entitled to receive annual advisory and servicing fees and annual dividends in respect of the Common Stock. For the first 12 months following completion of the Offering, these annual fees and dividends are anticipated to be as follows:

                      Advisory Fee  . . . . . . . . . . . . . . . . .    $125,000
                      Servicing Fee(1)  . . . . . . . . . . . . . . .    $135,000
                      Common Stock Dividend(2)  . . . . . . . . . . .    [       ]
                                                                          -------
                                                                        $[       ]
                                                                          =======

                  ---------------

                 (1) Assumes that for the first 12 months following completion of the Offering, the Company holds Residential Mortgage Loans and Commercial Mortgage Loans with the same outstanding principal balances as those Mortgage Loans included in the Initial Portfolio. See "Business and Strategy--Servicing" for
                         a description of the   basis upon which the servicing
                         fees will be calculated.

                 (2) The amount of dividends to be paid in respect of the Common Stock is expected to be equal to the excess of the Company's "REIT Taxable Income" (excluding capital gains) over the amount of dividends paid in respect of Preferred Stock. The aggregate annual dividend amount of the Series A Preferred Shares is $[____] million. Assuming that (i) the Mortgage Loans included in the Initial Portfolio are held for the 12-month period following completion of the Offering, (ii) principal repayments are reinvested in additional Mortgage Loans with characteristics similar to those of the Mortgage Loans included in the Initial Portfolio and (iii) interest rates remain constant during such 12-month period, the Company anticipates that the Initial Portfolio will generate "REIT Taxable Income" (excluding capital gains) of approximately $2.8 million, after payment of servicing and advisory fees, during such 12-month period.


         o The Bank will also be entitled to retain any late payment charges and penalties collected in connection with the Mortgage Loans serviced by it. In addition, the Bank, as Servicer, will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance escrow funds with respect to Mortgage Loans serviced by it.

                    DESCRIPTION OF SERIES A PREFERRED SHARES

         The following summary sets forth the material terms and provisions of the Series A Preferred Shares, and is qualified in its entirety by reference to the terms and provisions of the Certificate of Designation establishing the Series A Preferred Shares and the Company's Articles of Incorporation, the forms of which have been filed with the Securities and Exchange Commission (the "Commission") as exhibits to the registration statement of which this Prospectus forms a part. See "Description of Capital Stock" below.

GENERAL

         The Series A Preferred Shares form a series of the Preferred Stock of the Company, which Preferred Stock may be issued from time to time in one or more series with such rights, preferences and limitations as are determined by the Company's Board of Directors or, if then constituted, a duly authorized committee thereof. The Board of Directors has authorized the Company to issue the Series A Preferred Shares.

         When issued, the Series A Preferred Shares will be validly issued, fully paid and nonassessable. The holders of the Series A Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Shares will not be convertible into shares of Common Stock or any other class or series of capital stock of the Company and will not be subject to any sinking fund or other obligation of the Company for its repurchase or retirement.

         The transfer agent, registrar and dividend disbursement agent for the Preferred Stock will be Boston EquiServe Limited Partnership. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of the Preferred Stock have the right to elect directors of the Company or to vote on any other matter.

DIVIDENDS


         Holders of Series A Preferred Shares will be entitled to receive, when and as declared by the Board of Directors of the Company out of assets of the Company legally available therefor, cash dividends at the rate of [____]% per annum of the initial liquidation preference (equivalent to $[_____] per share per annum). If declared, dividends on the Series A Preferred Shares will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, at such annual rate, commencing on December 31, 1997. Dividends in each quarterly period will accrue from the first day of such period, whether or not declared or paid for the prior quarterly period. Each declared dividend will be payable to holders of record as they appear on the stock register of the Company on such record dates, not exceeding 45 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends payable on the Series A Preferred Shares for any period greater or less than a full dividend period shall be computed on the basis of twelve 30-day months, a 360-day year and actual number of days elapsed in the period. Dividends payable on the Series A Preferred Shares for each full dividend period shall be computed by dividing the rate per annum by four.


         The right of holders of Series A Preferred Shares to receive dividends is noncumulative. Accordingly, if the Board of Directors fails to declare a dividend on the Series A Preferred Shares for a quarterly dividend period, then holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Company will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the Series A Preferred Shares or the Common Stock. If the Company fails to pay or declare and set aside for payment a quarterly dividend on the Series A Preferred Shares, holders of the Preferred Stock of the Company, including the Series A Preferred Shares, will be entitled to elect two directors. See "--Voting Rights".

         If full dividends on the Series A Preferred Shares for any dividend period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments, no dividends shall be declared or paid or set aside for payment and no other distribution shall be declared or made or set aside for payment upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Shares as to dividends or amounts upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Shares as to dividends or amounts upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series A Preferred Shares as to dividends and amounts upon liquidation), until such time as dividends on all outstanding Series A Preferred Shares have been (i) declared and paid for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period.

         When dividends are not paid in full (or a sum sufficient for such full payment is not set apart) upon the Series A Preferred Shares and the shares of any other series of capital stock ranking on a parity as to dividends with the Series A Preferred Shares, all dividends declared upon the Series A Preferred Shares and any other series of capital stock ranking on a parity as to dividends with the Series A Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Shares and such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then-current dividend period, per share on the Series A Preferred Shares (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods) and full dividends, including required or permitted accumulations, if any, on such other series of capital stock bear to each other.

         For a discussion of the tax treatment of distributions to stockholders, see "Federal Income Tax Considerations--Taxation of United States Stockholders" and "--Taxation of Foreign Stockholders" and for a discussion of certain potential regulatory limitations on the Company's ability to pay dividends, see "Risk Factors--Tax, Legal and Regulatory Risks--Regulatory Authorities May Impose Restrictions on Dividends and Operations of the Company".

AUTOMATIC EXCHANGE

         Each Series A Preferred Share will be exchanged automatically for one newly issued Bank Preferred Share if the appropriate regulatory agency directs in writing an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term (i.e., the Exchange Event). Upon the Automatic Exchange, each holder of Series A Preferred Shares shall be unconditionally obligated to surrender to the Bank the certificates representing each Series A Preferred Share of such holder, and the Bank shall be unconditionally obligated to issue to such holder in exchange for each such Series A Preferred Share a certificate representing one Bank Preferred Share. Any Series A Preferred Shares purchased or redeemed by the Company prior to the Time of Exchange (as defined below) shall not be deemed outstanding and shall not be subject to the Automatic Exchange.

         The Automatic Exchange shall occur as of 8:00 a.m. Eastern Time on the date for such exchange set forth in the Directive, or, if such date is not set forth in the Directive, as of 8:00 a.m. on the earliest possible date such exchange could occur consistent with the Directive (the "Time of Exchange"), as evidenced by the issuance by the Bank of a press release prior to such time.
As of the Time of Exchange, all of the Series A Preferred Shares will be deemed cancelled without any further action by the Company, all rights of the holders of Series A Preferred Shares as stockholders of the Company will cease, and such persons shall thereupon and thereafter be deemed to be and shall be for all purposes the holders of Bank Preferred Shares within 30 days of such event, and the Bank will deliver to each such holder certificates for Bank Preferred Shares upon surrender of certificates for Series A Preferred Shares. Until such replacement stock certificates are delivered (or in the event such replacement certificates are not delivered), certificates previously representing Series A Preferred Shares shall be deemed for all purposes to represent Bank Preferred Shares. All corporate action necessary for the Bank to issue the Bank Preferred Shares will be completed upon completion of the Offering. Accordingly, once the Directive is issued, no action will be required to be taken by holders of Series A Preferred Shares, by the Bank or by the Company in order to effect the Automatic Exchange as of the Time of Exchange.

         Absent the occurrence of the Exchange Event, no shares of Bank Preferred Shares will be issued. Upon the occurrence of the Exchange Event, the Bank Preferred Shares to be issued as part of the Automatic Exchange would constitute a newly issued series of preferred stock of the Bank and would constitute 100% of the issued and outstanding shares of Bank Preferred Shares. Holders of Bank Preferred Shares would have the same dividend rights, liquidation preference, redemption options and other attributes as to the Bank as holders of Series A Preferred Shares have as to the Company, except that the Bank Preferred Shares would not be listed on the Nasdaq System. Any accrued and unpaid dividends for the most recent quarter on the Series A Preferred Shares as of the Time of Exchange would be deemed to be accrued and unpaid dividends for the most recent quarter on the Bank Preferred Shares. The Bank Preferred Shares would rank pari passu in terms of dividend payment and liquidation preference with any outstanding shares of preferred stock of the Bank. The Bank intends to register the Bank Preferred Shares with the OCC pursuant to a Bank Prospectus, a copy of which is affixed to this Prospectus as Annex I and incorporated herein by reference. The Bank Preferred Shares will not be registered with the Commission and will be offered pursuant to an exemption from registration under Section 3(a)(5) of the Securities Act of 1933, as amended (the "Securities Act"). The Bank does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation of the Bank Preferred Shares through the Nasdaq System. Absent the occurrence of the Exchange Event, however, the Bank will not issue any Bank Preferred Shares, although the Bank will be able to issue preferred stock in series. There can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

         Holders of Series A Preferred Shares cannot exchange their Series A Preferred Shares for Bank Preferred Shares voluntarily. In addition, absent the occurrence of the Automatic Exchange, holders of Series A Preferred Shares will have no dividend, voting, liquidation preference or other rights with respect to any security of the Bank; such rights as are conferred by the Series A Preferred Shares exist solely as to the Company.

VOTING RIGHTS

         Except as expressly required by applicable law, or except as indicated below, the holders of the Series A Preferred Shares will not be entitled to vote. In the event the holders of Series A Preferred Shares are entitled to vote as indicated below, each Series A Preferred Share will be entitled to one vote on matters on which holders of the Series A Preferred Shares are entitled to vote.

         If at the time of any annual meeting of the Company's stockholders for the election of directors the Company has failed to pay or declare and set aside for payment a quarterly dividend during any of the four preceding quarterly dividend periods on any series of Preferred Stock of the Company, including the Series A Preferred Shares, the number of directors then constituting the Board of Directors of the Company will be increased by two, and the holders of the Series A Preferred Shares, voting together with the holders of all other series of Preferred Stock as a single class, will be entitled to elect such two additional directors to serve on the Company's Board of Directors at each such annual meeting. Each director elected by the holders of shares of the Preferred Stock shall continue to serve as such director until the later of (i) the full term for which he or she shall have been elected or
(ii) the payment of four quarterly dividends on the Preferred Stock, including the Series A Preferred Shares.

         The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of each series of Preferred Stock of the Company, including the Series A Preferred Shares, voting as a single class without regard to series, will be required (a) to create any class or series of stock which shall have preference as to dividends or distribution of assets over any outstanding series of Preferred Stock of the Company other than a series which shall not have any right to object to such creation or (b) to alter or change the provisions of the Company's Articles of Incorporation (including the Certificate of Designation establishing the Series A Preferred Shares) so as to adversely affect the voting powers, preferences or special rights of the holders of a series of Preferred Stock of the Company; provided that if such amendment shall not adversely affect all series of Preferred Stock of the Company, such amendment need only be approved by at least two-thirds of the holders of shares of all series of Preferred Stock adversely affected thereby.

REDEMPTION

         The Series A Preferred Shares will not be redeemable prior to [___________] 2002 (except upon the occurrence of a Tax Event). On or after such date, the Series A Preferred Shares will be redeemable at the option of the Company, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days' notice by mail, at a redemption price of $10.00 per share, plus the accrued and unpaid dividends for the most recent quarter to the date of redemption, if any, thereon. Any such redemption may only be effected with the prior approval of the OCC (unless at such time such approvals are not required). Unless full dividends on the Series A Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the then current dividend period, no Series A Preferred Shares shall be redeemed unless all outstanding Series A Preferred Shares are redeemed and the Company shall not purchase or otherwise acquire any Series A Preferred Shares; provided, however, that the Company may purchase or acquire Series A Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares.

         The Company will also have the right at any time, upon the occurrence of a Tax Event and with the prior written approval of the OCC, to redeem the Series A Preferred Shares, in whole (but not in part) at a redemption price of $10.00 per share, plus the accrued and unpaid dividends for the most recent quarter to the date of redemption, if any, thereon.

RIGHTS UPON LIQUIDATION

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares at the time outstanding will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Series A Preferred Shares upon liquidation, liquidating distributions in the amount of $10.00 per share, plus the accrued and unpaid dividends for the most recent quarter thereon, if any, to the date of liquidation.

         After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidation distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Series A Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, then the holders of the Series A Preferred Shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

         For such purposes, the consolidation or merger of the Company with or into any other entity, the consolidation or merger of any other entity with or into the Company or the sale of all or substantially all of the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

INDEPENDENT DIRECTOR APPROVAL


         The Certificate of Designation establishing the Series A Preferred Shares requires that, so long as any Series A Preferred Shares are outstanding, certain actions by the Company be approved by a majority of the Independent Directors. For so long as there are only two Independent Directors, any action that requires the approval of a majority of Independent Directors must be approved by both Independent Directors. Robert M. Walker and Lloyd A. Schwartz are the Company's initial Independent Directors. See "Management--Independent Directors". In addition, any members of the Board of Directors of the Company elected by holders of Preferred Stock, including the Series A Preferred Shares, will be deemed to be Independent Directors for purposes of approving actions requiring the approval of a majority of the Independent Directors.


         The actions which may not be taken without the approval of a majority of the Independent Directors include (i) the issuance of additional Preferred Stock ranking on a parity with the Series A Preferred Shares, (ii) the incurrence of debt for borrowed money in excess of 20% of the aggregate amount of net proceeds received in connection with the issuance of Preferred Stock and Common Stock, (iii) the modification of the general distribution policy or the declaration of any distribution in respect of Common Stock for any year if, after taking into account any such proposed distribution, total distributions on the Series A Preferred Shares and the Common Stock would exceed an amount equal to the sum of 105% of the Company's "REIT Taxable Income" (excluding capital gains) for such year plus net capital gains of the Company for that year, (iv) the acquisition of real estate assets other than Mortgage Loans or Mortgage-Backed Securities that (A) qualify as real estate assets under Section 856(c)(6)(B) of the Code, (B) are rated investment grade or better by at least one nationally recognized independent rating organization, (C) are not interest-only, principal-only or high-risk securities and (D) represent interests in or obligations backed by pools of mortgage loans, (v) the redemption of any shares of Common Stock, (vi) the termination or modification of, or the election not to renew, the Advisory Agreement or any Servicing Agreement or the subcontracting of any duties under the Advisory Agreement or the Servicing Agreements to third parties unaffiliated with the Bank, (vii) any dissolution, liquidation or termination of the Company prior to [___________], 2002, (viii) any material amendment to or modification of either of the Mortgage Purchase Agreements, including, without limitation, any amendment to the representations, warranties and covenants contained in such agreements made in connection with the acquisition of additional Mortgage Loans and (ix) the determination to revoke the Company's REIT status or the amendment of any of the ownership limitations contained in the Articles of Incorporation. The Certificate of Designation requires that, in assessing the benefits to the Company of any proposed action requiring their consent, the Independent Directors take into account the interests of holders of both the Common Stock and the Preferred Stock, including, without limitation, holders of the Series
A Preferred Shares. In considering the interests of the holders of Preferred Stock, including without limitation the holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties which the Independent Directors owe to the holders of Common Stock.

RESTRICTIONS ON OWNERSHIP

         For information regarding restrictions on ownership of the Series A Preferred Shares, see "Description of Capital Stock--Restrictions on Ownership and Transfer".

                          DESCRIPTION OF CAPITAL STOCK

         The following summary of the material terms and provisions of the capital stock of the Company does not purport to be complete and is subject in all respects to the applicable provisions of the Michigan law and the Articles of Incorporation of the Company.

COMMON STOCK

         General. The Company is authorized to issue up to 60,000 shares of Common Stock. Upon consummation of the Offering and the transactions described in "Certain Transactions Constituting the Formation", the Company will have outstanding 19,100 shares of Common Stock, all of which will be held by the Bank.

         Dividends. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, provided that, so long as any shares of Preferred Stock are outstanding, no dividends or other distributions (including redemptions and purchases) may be made with respect to the Common Stock unless full dividends on the shares of all series of Preferred Stock, including accumulations in the case of noncumulative Preferred Stock, have been paid for the prior four quarters. In order to remain qualified as a REIT, the Company must distribute annually at least 95% of its annual "REIT Taxable Income" (not including capital gains) to stockholders.

         Voting Rights. Subject to the rights, if any, of the holders of any class or series of Preferred Stock, all voting rights are vested in the Common Stock. The holders of Common Stock are entitled to one vote per share. All of the issued and outstanding shares of Common Stock are currently, and upon consummation of the Offering will be, held by the Bank.

         Rights Upon Liquidation. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after there have been paid or set aside for the holders of all series of Preferred Stock the full preferential amounts to which such holders are entitled, the holders of Common Stock will be entitled to share equally and ratably in any assets remaining after the payment of all debts and liabilities.

PREFERRED STOCK

         Subject to limitations prescribed by Michigan law and the Company's Articles of Incorporation, the Board of Directors or, if then constituted, a duly authorized committee thereof is authorized to issue, from the authorized but unissued shares of capital stock of the Company, Preferred Stock in such classes or series as the Board of Directors may determine and to establish, from time to time, the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors.

         Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class or series of Preferred Stock will be described in the Certificate of Designation relating to that class or series.

         A Certificate of Designation relating to each class or series of Preferred Stock will set forth the preferences and other terms of such class or series, including, without limitation, the following: (1) the title and stated value of such class or series; (2) the number of shares of such class or series offered and the liquidation preference per share of such class or series; (3) the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such class or series; (4) whether such class or series of Preferred Stock is noncumulative or not and, if noncumulative, the date from which dividends on such class or series shall accumulate; (5) the provision for a sinking fund, if any, for such class or series; (6) the provision for redemption, if applicable, of such class or series; (7) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT; (8) any voting rights of such class or series; (9) the relative ranking and preferences of such class or series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (10) any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (11) any other specific terms, preferences, rights, limitations or restrictions of such class or series.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

         The Company's Articles of Incorporation contain certain restrictions on the number of shares of Common Stock and Preferred Stock that individual stockholders may own. For the Company to qualify as a REIT under the Code, no more than 50% in number or value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year (the "Five or Fewer Test"). The capital stock of the Company must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year (the "One Hundred Persons Test"). The ownership by the Bank of 100% of the shares of Common Stock of the REIT will not adversely affect the Company's REIT qualification because each stockholder of the Bank counts as a separate beneficial owner for purposes of the Five or Fewer Test and the capital stock of the Bank is widely held. Further, the Articles of Incorporation of the Company contain restrictions on the acquisition of Preferred Stock intended to ensure compliance with the One Hundred Persons Test. Such provisions include a restriction that if any transfer of shares of capital stock of the Company would cause the Company to be beneficially owned by fewer than 100 persons, such transfer shall be null and void and the intended transferee will acquire no rights to the stock.

         Subject to certain exceptions specified in the Company's Articles of Incorporation, no holder of Preferred Stock is permitted to own (including shares deemed to be owned by virtue of the attribution provisions of the Code) more than 9.9% (the "Ownership Limit") of any issued and outstanding class or series of Preferred Stock. The Board of Directors may (but in no event will be required to), upon receipt of a ruling from the IRS or an opinion of counsel satisfactory to it, waive the Ownership Limit with respect to a holder if such holder's ownership will not then or in the future jeopardize the Company's status as a REIT.

         The Articles of Incorporation provide that shares of any class or series of Preferred Stock owned, or deemed to be owned, by or transferred to a stockholder in excess of the Ownership Limit (the "Excess Shares") will automatically be transferred, by operation of law, to a trustee as a trustee of a trust for the exclusive benefit of a charity to be named by the Company as of the day prior to the day the prohibited transfer took place. Any distributions paid prior to the discovery of the prohibited transfer are to be repaid by the original transferee to the Company and by the Company to the trustee; any vote of the shares while the shares were held by the original transferee prior to the Company's discovery thereof shall be void ab initio and the original transferee shall be deemed to have given its proxy to the trustee. Any unpaid distributions with respect to the original transferee will be rescinded as void ab initio. In liquidation, the original transferee stockholder's ratable share of the Company's assets would be limited to the price paid by the original transferee for the Excess Shares or, if no value was given, the price per share equal to the closing market price on the date of the purported transfer. The trustee of the trust shall promptly sell the shares to any person whose ownership is not prohibited, whereupon the interest of the trust shall terminate. Proceeds of the sale shall be paid to the original transferee up to its purchase price (or, if the original transferee did not purchase the shares, the value on its date of acquisition) and any remaining proceeds shall be paid to a charity to be named by the Company.

         The constructive ownership rules of the Code are complex and may cause Preferred Stock owned, directly or indirectly, by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.9% of a class or series of issued and outstanding Preferred Stock (or the acquisition of an interest in an entity that owns shares of such series of Preferred Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.9% of such class or series of Preferred Stock, and thus subject such stock to the Ownership Limit. Direct or constructive ownership in excess of the Ownership Limit would cause ownership of the shares in excess of the limit to be transferred to the trustee.

         All certificates representing shares of Preferred Stock will bear a legend referring to the restrictions described above.

         The Ownership Limit provisions will not be automatically removed even if the REIT Provisions (as defined herein) are changed so as to eliminate any ownership concentration





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

limitation or if the ownership concentration limitation is increased. The Articles of Incorporation may not be amended to alter, change, repeal or amend any of the Ownership Limit provisions without the prior approval of a majority of the Independent Directors.

         The Articles of Incorporation require that any person who beneficially owns 1% (or such lower percentage as may be required by the Code or the Treasury Regulations) of the outstanding shares of any class or series of Preferred Stock of the Company must provide certain information to the Company within 30 days of June 30 and December 31 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit.

                       FEDERAL INCOME TAX CONSIDERATIONS

         The following summary of material federal income tax considerations regarding the Offering is based upon current law, is for general information only and is not tax advice. The information set forth below, to the extent that it constitutes summaries of tax matters or tax conclusions, has been reviewed by Seyburn Kahn, and it is their opinion that such information is accurate in all material respects. The discussion below is based on existing federal income tax law, which is subject to change, with possible retroactive effect. The discussion below does not address all aspects of taxation that may be relevant in the particular circumstances of each stockholder or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed) subject to special treatment under the federal income tax laws.

         EACH PROSPECTIVE INVESTOR IS URGED TO SEEK INDIVIDUAL ADVICE CONCERNING THE EFFECT ON HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SERIES A PREFERRED SHARES UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, INCLUDING THE EFFECT OF POSSIBLE CHANGES IN TAX LAW.

TAXATION OF THE COMPANY

         General. The Company will elect to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable Treasury Regulations (the "REIT Requirements" or the "REIT Provisions"), which are the requirements for qualifying as a REIT, commencing with its taxable year ending December 31, 1997. The Company believes that, commencing with its taxable year ending December 31, 1997, it will be owned and organized and will operate in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

         The REIT Requirements are technical and complex. The following discussion sets forth only the material aspects of those requirements. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

         In the opinion of Seyburn Kahn, commencing with the Company's taxable year ending December 31, 1997, the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code. This opinion is based on the assumption that the Company will be organized and operated in the manner described herein. See "The Company", "Business and Strategy" and "Certain Transactions Constituting Formation". This opinion is conditioned upon the accuracy of certain factual representations made by the Company regarding its organization and operations, as well as the nature of the business and Mortgage Assets. The representations made by the Company upon which Seyburn Kahn relies are as follows:

        1. The REIT has been duly organized as a corporation under the laws of the state of Michigan on or after August 6, 1997 and before December 31, 1997.

        2. By the end of 1997, the REIT will be operating in accordance with the following parameters:


             a.    The Company will be managed by one or more directors;
             b. Ownership of the common and preferred stock of the Company will be evidenced by transferable shares of certificates;
             c. The Company will not be operated as a bank or insurance company;
             d.    The preferred shares will be owned by more than 100 persons;
             e. In the last half of the year, there will not be 5 or fewer persons who own more than half of the value of the Company;
             f.    The Company will validly elect to be taxed as a REIT;
             g.    The Company will adopt a calendar year end;
             h. At least 75% of the value of the total assets of the Company will consist of real estate assets (including mortgage assets), cash, cash items (including receivables) and government securities;
             i. Not more than 25% of the total value of the Company assets will be represented by securities (other than those provided in paragraph h. above);
                   (1) not more than 5% of the value of the trust will consist of securities of any one issuer (other than securities included in the 75% test described in paragraph h. above);
                   (2) not more than 10% of the outstanding voting securities of any one issuer will be held by the trust (other than securities included in the 75% test described in paragraph h. above);
             j.    At least 75% of the gross income of the Company will be
                   derived from rents from real property, interest or
                   mortgages, gain from the sale or disposition of real property, dividends from other real estate investment trusts, abatements and refunds of taxes on real property, income and gain from foreclosure property, commitment fees for loans, and qualified temporary investment income; and
             k. At least 95% of the Company's gross income will be derived from sources described in paragraph j above, dividends, interest and capital gains on the sale or disposition of stocks and securities.

         3. The Company will not securitize its mortgage assets or otherwise participate in a "trade or business" of selling mortgage assets.

         4. The Company will hold title to the mortgage assets in its own name.

         5. The Company will distribute an aggregate amount of dividends with respect to the Company's outstanding shares of capital stock equal to (i) 95% of the Company's real estate investment trust taxable income excluding capital gains, (ii) 95% of the excess income, minus (iii) any excess noncash income.

         The opinion of Seyburn Kahn is based on the proposed method of operations of the Company; qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, the requirements imposed under the Code, as discussed below. The actual annual operating results will not be reviewed by Seyburn Kahn. No assurance can be given that the actual results of the company's operation for any one taxable year will satisfy such requirements. See"-- Failure to Qualify".

         If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to stockholders. Such treatment substantially eliminates the federal "double taxation" on earnings (at the corporate and the stockholder levels) that generally results from investment in a corporation.

         Despite the REIT election, the Company may be subject to federal income and excise tax as follows:

         First, the Company will be taxed at regular corporate rates on any undistributed "REIT Taxable Income", including undistributed net capital gains. For tax years beginning after August 5, 1997, the Company may elect to pay tax on all or a portion of its undistributed capital gains, but treat such capital gains as having been distributed to its shareholders. If so elected by the Company, the shareholders would be taxed on the deemed received capital gains but credited with a pro rated share of the tax paid by the Company and the amount of deemed paid tax would generally be creditable on the shareholders' federal return.

         Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on certain of its items of tax preferences, if any.

         Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

         Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property, involuntary conversions and sales that qualify for a statutory safe harbor), such income will be subject to a 100% tax.

         Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualifications as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability.

         Sixth, if the Company should fail to distribute, or fail to be treated as having distributed, with respect to each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

         The Company does not now intend to acquire any appreciated assets from a corporation generally subject to full corporate-level tax in a transaction in which any gain on the transfer is not fully recognized. However, in the event of such an acquisition, the Company could, under certain circumstances, be subject to tax upon disposition of such assets.

         Organizational Requirements. The Code defines a REIT as a corporation, trust, or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(iii) that would be taxable as a domestic corporation, but for the REIT Requirements; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include private foundations and certain pension trusts and other entities) at any time during the last half of each taxable year; (vii) that is not a bank, an insurance company or certain other specified types of financial institutions; and (viii) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (vi), certain tax-exempt entities are generally treated as individuals, and the beneficiaries of a pension trust that qualifies under
Section 401(a) of the Code and that holds shares of a REIT will be treated as holding shares of the REIT in proportion to their actuarial interests in the pension trust. See "--Taxation of United States Stockholders--Treatment of Tax-Exempt Stockholders".

         Seyburn Kahn is of the opinion that, for purposes of condition (v) above, beneficial owners of both common and preferred shares of a corporation are counted toward the 100 holder requirement. The Company expects that the Series A Preferred Shares will be held by not less than 100 beneficial owners at all times such shares are outstanding. Such ownership of the Series A Preferred Shares would allow the Company to meet condition (v) above. Seyburn Kahn is of the opinion that, in determining whether condition (vi) above is met, shareholders of a corporation are treated as owning their proportionate share of any stock held by that corporation. The Company expects that the stock of the Company and of the Bank will at no time be held directly or indirectly by five or fewer shareholders who are individuals, private foundations, pension trusts or other relevant entities that in the aggregate own more than 50 percent by value of the stock of the Company or the Bank, respectively. Stock ownership of the Company and the Bank in accordance with the Company's expectation will satisfy condition (vi) with respect to the Company. In addition, the Company's Articles of Incorporation include certain restrictions regarding transfer of its shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in conditions (v) and (vi) above. Such transfer and ownership restrictions are described under "Description of Capital Stock--Restrictions on Ownership and Transfer".

         In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company satisfies this requirement.

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of the REIT Requirements, including satisfying the gross income tests and the assets test.

         Income Tests. In order to maintain qualification as a REIT, the Company must annually satisfy two gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (as interest on obligations secured by mortgages on real property, certain "rents from real property" or as gain on the sale or exchange of such property and certain fees with respect to agreements to make or acquire mortgage loans), from certain types of temporary investments or certain other types of gross income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments as aforesaid and from dividends, interest, and gain from the sale or other disposition of stock or securities and certain other types of gross income (or from any combination of the foregoing).

         For interest to qualify as "interest on obligations secured by mortgages on real property or on interests in real property," the obligation must be secured by real property having a fair market value at the time of acquisition at least equal to the principal amount of the loan. The term "interest" includes only an amount that constitutes compensation for the use or forbearance of money. For example, a fee received or accrued by a lender which is in fact a charge for services performed for a borrower rather than a charge for the use of borrowed money is not includible as interest; amounts earned as consideration for entering into agreements to make loans secured by real property, although not interest, are otherwise treated as within the 75% and 95% classes of gross income so long as the determination of those amounts does not depend on the income or profits of any person. By statute, the term interest does not include any amount based on income or profits except that the Code provides that (i) interest "based on a fixed percentage or percentages of receipts or sales" is not excluded and (ii) when the REIT makes a loan that provides for interest based on the borrower's receipts or sales and the borrower leases under one or more leases based on income or profits, only a portion of the contingent interest paid by the borrower will be disqualified as interest.

         Rents received or deemed to be received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if certain statutory conditions are met that limit rental income essentially to rentals on investment-type properties. In the event that a REIT acquires by foreclosure property that generates income that does not qualify as "rents from real property," such income may be treated as qualifying for two years following foreclosure (which period may be extended by the IRS) so long as (i) all leases entered into after foreclosure generate only qualifying rent, (ii) only limited construction takes place and (iii) within 90 days of foreclosure, any trade or business in which the property is used is conducted by an independent contractor from which the REIT derives no income. In the event the special foreclosure property rule applies to qualify otherwise unqualified income, the net income that qualifies only under the special rule for foreclosure property may be subject to tax, as described above.

         Relief Provisions. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "--Taxation of the Company--General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

         Asset Tests. At the close of each quarter of its taxable year, the Company must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including stock or debt instruments held for not more than one year that were purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items, and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the

Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

         After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance but no assurance can be given that such asset tests will be met. Failure to maintain these records could result in substantial IRS penalties.

         Annual Distribution Requirements. In order to be treated as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of
(i) 95% of the Company's "REIT Taxable Income" (computed without regard to the dividends paid deduction and the Company's net capital gain) plus (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 95%, but less than 100% of its "REIT Taxable Income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. The Code permits a stockholder to elect to be treated for tax purposes as having (i) received a distribution in the amount specified in the election and (ii) contributed the amount thereof to the capital of the Company. In the event the Company fails to distribute 100% of its income and capital gains, the Bank may elect to be so treated. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirement. For tax years beginning after August 5, 1997, the Company may elect to pay tax on all or a portion of its undistributed capital gains, but treat such capital gains as having been distributed to its shareholders. If so elected by the Company, the shareholders would be taxed on the deemed received capital gains but credited with a pro rated share of the tax paid by the Company and the amount of deemed paid tax would generally be creditable on the shareholders' federal return.

         "REIT Taxable Income" is the taxable income of a REIT, which generally is computed in the same fashion as the taxable income of any corporation, except that (i) certain deductions are not available, such as the deduction for dividends received, (ii) it may deduct dividends paid (or deemed paid) during the taxable year, (iii) net capital gains and losses are excluded, and (iv) certain other adjustments are made.

         It is possible that, from time to time, the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in calculating the taxable income of the Company. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement the Company may find it necessary to arrange for borrowings or to pay dividends in the form of taxable stock dividends if it is practicable to do so.

         Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

         If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and will not be permitted to requalify unless it distributes any earnings and profits attributable to the period when it failed to qualify. In addition, it would be subject to tax on any built-in gains on property held during the period during which it did not qualify if it sold such property within 10 years of requalification. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAX TREATMENT OF AUTOMATIC EXCHANGE

         Upon the occurrence of the Automatic Exchange, the outstanding Series A Preferred Shares will be automatically exchanged on a one-for-one basis for Bank Preferred Shares. See "Description of Series A Preferred Shares--Automatic Exchange". The Automatic Exchange will be a taxable exchange with respect to which each holder of the Series A Preferred Shares will have a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series A Preferred Shares and the fair market value of the Bank Preferred Shares received in the Automatic Exchange. Because the Bank Preferred Shares will not be listed on the Nasdaq System or on any exchange, each individual holder will be required to determine the fair market value of Bank Preferred Shares received to determine the tax effect of the Automatic Exchange. Assuming that such holder's Series A Preferred Shares were held as capital assets for more than one year prior to the Automatic Exchange, any gain or loss will be long-term capital gain or loss.

The 1997 Taxpayer Relief Act may also provide certain taxpayers (generally non-corporate taxpayers) even more favorable long-term capital gain treatment if the holding period exceeds 18 months.

TAXATION OF UNITED STATES STOCKHOLDERS

         As used herein, the term "United States Stockholder" means a holder of Series A Preferred Shares that is for United States federal income tax purposes
(i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

         Distributions Generally. As long as the Company qualifies as a REIT, distributions to a United States Stockholder up to the amount of the Company's current or accumulated earnings and profits (and not designated as capital gains dividends) will be taken into account as ordinary income and will not be eligible for the dividends-received deduction for corporations. Distributions that are designated by the Company as capital gain dividends will be treated as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gains dividends as ordinary income, pursuant to Section 291(d) of the Code. A distribution in excess of current or accumulated earnings and profits will first be treated as a tax-free return of capital, reducing the tax basis in the United States Stockholder's Series A Preferred Shares, and a distribution in excess of the United States Stockholder's tax basis in its Series A Preferred Shares will be taxable gain realized from the sale of such shares. Dividends declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not claim the benefit of any tax losses of the Company on their own income tax returns. For tax years beginning after August 5, 1997, the Company may elect to pay tax on all or a portion of its undistributed capital gains, but treat such capital gains as having been distributed to its shareholders. If so elected by the Company, the shareholders would be taxed on the deemed received capital gains but credited with a pro rated share of the tax paid by the Company and the amount of deemed paid tax would generally be creditable on the shareholders' federal return.

         The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "--Taxation of the Company--General" and "--Taxation of the Company--Annual Distribution Requirements" above. As a result, stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.





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
         Losses incurred on the sale or exchange of Series A Preferred Shares held for less than six months will be deemed a long-term capital loss to the extent of any capital gain dividends received by the selling stockholder with respect to such stock.

         Treatment of Tax-Exempt Stockholders. Distributions from the Company to a tax-exempt employee's pension trust or other domestic tax-exempt stockholder will generally not constitute "unrelated business taxable income" unless the stockholder has borrowed to acquire or carry its shares of the Company. A tax-exempt employee's pension trust that holds more than 10% of the shares of the capital stock of the Company may under certain circumstances be required to treat a certain percentage of dividends as unrelated business taxable income if the Company is "predominantly held" by qualified trusts. For these purposes, a qualified trust is any trust defined under Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code.

TAXATION OF FOREIGN STOCKHOLDERS

         The rules governing United States income taxation of non-resident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates holding Series A Preferred Shares (collectively, "Foreign Stockholders") are complex, and no attempt will be made herein to provide more than a summary of such rules. A Foreign Stockholder should consult with its own tax advisor to determine the effect of federal, state, and local and country of tax residence income tax laws on an investment in the Company, including any reporting requirements.

         In general, a Foreign Stockholder will be subject to regular United States income tax to the same extent as a United States Stockholder with respect to income or gain derived from its investment in the Company if under all facts and circumstances such income or gain is "effectively connected" with such stockholder's conduct of a trade or business in the United States. See "--Taxation of United States Stockholders". A corporate Foreign Stockholder that receives income that is effectively connected with a United States trade or business may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to the regular United States corporate income tax. The following discussion will apply to a Foreign Stockholder whose income or gain derived from investment in the Company is not so effectively connected in light of the facts and circumstances.

         The Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") significantly affects the federal income tax treatment of the sale or exchange of shares in REITs held by a Foreign Stockholder. Under FIRPTA, gain or loss realized on the sale or exchange of a "United States real property interest" ("USRPI") by a foreign taxpayer is treated by statute as effectively connected with a U.S. trade or business as a matter of law, without regard to the particular facts and circumstances. Shares of a corporation generally are treated as a USRPI only if the fair market value of USRPIs owned by the corporation equals or exceeds 50% of the fair market value of its total assets. If at no time within the five years preceding the sale or exchange of shares in the Company the shares constituted a USRPI, gain or loss on the sale or exchange will not be treated as effectively connected with a U.S. trade or business by reason of FIRPTA. While ownership of real property within the U.S. (including ownership of interests in certain entities) is always a USRPI, a loan secured by a mortgage on U.S. real property constitutes a USRPI only if the amounts payable by the borrower are contingent on the income or receipts of the borrower or the property or otherwise based on the property. Because such contingent interest is not likely to be present in the residential mortgage loans to be owned by the Company that are expected to represent approximately 80% of the assets of the Company (although such interest is fairly common in commercial loans) the Company believes it is unlikely that its shares will be USRPIs or that it will derive significant gain from the sale or exchange of USRPIs, although whether its shares are a USRPI or it derives income from USRPIs will depend upon the facts as they ultimately develop. A distribution of cash to a Foreign Stockholder that is not attributable to gain from sales or exchanges by the Company of USRPIs and not designated by the Company as a capital gain dividend is not subject to FIRPTA but generally will be subject to the withholding of United States federal income tax at a rate of 30%, unless
(i) a lower treaty rate applies or (ii) the Foreign Stockholder files an IRS Form 4224 with the withholding agent certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Foreign Stockholder. A Foreign Stockholder who receives a distribution that has been subject to such withholding tax may file a claim for refund to the extent the withholding has been imposed on a portion of such distributions representing amounts in excess of current and accumulated earnings and profits. Under FIRPTA, distributions of proceeds attributable to gain from the Company's sale or exchange of a USRPI are subject to income tax at the normal capital gains rates applicable to United States stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). Also, these distributions may be subject to a 30% branch profits tax in the hands of a corporate Foreign Stockholder not entitled to a treaty exemption or reduced rate of tax. Treasury Regulations require the withholding of 35% of any distribution that could be designated by the Company as a capital gain dividend. This amount is creditable against the Foreign Stockholder's tax liability. It should be noted that the 35% withholding tax rate on capital gain dividends is higher than the 28% (greater than one year holding period) or 20% (greater than 18 month holding period) maximum rate on capital gains of individuals. Capital gain dividends not attributable to gain on the sale or exchange of USRPIs are not subject to United States taxation if there is no requirement of withholding.

         If the shares of the Company do constitute a USRPI (or did so constitute within the previous five years), gain or loss on the sale or exchange of the shares will be treated as effectively connected with the conduct of a U.S. trade or business unless one or more special rules apply to preclude U.S. taxation.

         If the Company is a "domestically-controlled REIT," a sale of Series A Preferred Shares by a Foreign Stockholder generally will not be subject to United States taxation. A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly, under Code attribution rules, by Foreign Stockholders. Because the Series A Preferred Shares will be publicly traded, no assurance can be given that the Company will constitute a domestically-controlled REIT or that it will be possible to ascertain whether or not it is domestically-controlled.

         If the Company is not a domestically-controlled REIT, a sale of Series A Preferred Shares would be subject to tax under FIRPTA as a sale of a USRPI and gain or loss would be effectively connected with a United States trade or business if either (i) the Series A Preferred Shares were not "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the Nasdaq System, on which the Series A Preferred Shares will be listed) during the quarter in which the Series A Preferred Shares were sold or (ii) even if the Series A Preferred Shares were "regularly traded", the selling stockholder held, directly or indirectly, more than 5% of the Series A Preferred Shares during the five-year period ending on the date of disposition. The applicable Treasury Regulations that define "regularly traded" for this purpose may be interpreted to provide that a security will not be "regularly traded" for any calendar quarter during which 100 or fewer persons (treating related persons as one person) in the aggregate own 50% or more of such security or the quarterly trading volume is less than 7.5% of the average number of the issued and outstanding shares of such security (2.5% if there are 2,500 or more stockholders of record). In the event that the Series A Preferred Shares were not "regularly traded" and the Company did not at that time constitute a domestically-controlled REIT, a Foreign Stockholder (without regard to its ownership percentage of Series A Preferred Shares) must treat as effectively connected with a United States trade or business any gain or loss on any sale or other disposition of Series A Preferred Shares that occurs within a calendar quarter during which the Series A Preferred Shares were not "regularly traded" and the shares were a USRPI.

         If the gain on the sale of the Company's Series A Preferred Shares were subject to taxation under FIRPTA, the Foreign Stockholder would be subject to the same treatment as a United States Stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). Notwithstanding the foregoing, capital gain from sale of shares of a REIT not subject to FIRPTA will nonetheless be taxable to a Foreign Stockholder who is an individual (under rules generally applicable to United States Stockholders) if such person is in the United States for 183 days or more during the taxable year of disposition and certain other conditions apply. In any event, a purchaser of Series A Preferred Shares from a Foreign Stockholder will not be required under FIRPTA to withhold on the purchase price if the purchased Series A Preferred Shares are "regularly traded" on an established securities market or if the Company is a domestically-controlled REIT. Otherwise, under FIRPTA the purchaser of Series A Preferred Shares may be required to withhold 10% of the purchase price and remit such amount to the IRS.

         Shares of the Company owned by a nonresident alien decedent are subject to United States federal estate tax (which is imposed at rates up to 55%) unless an estate tax treaty binding upon the United States provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

         The Company will report to its stockholders and the IRS the amount of dividends paid or deemed paid during each calendar year, and the amount of tax withheld, if any.

         United States Stockholders. Under certain circumstances, a United States Stockholder of Series A Preferred Shares may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Series A Preferred Shares. Backup withholding will apply only if the holder (i) fails to furnish the person required to withhold with its Taxpayer Identification Number ("TIN") which, for an individual, would be his or her Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed properly to report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. A United States Stockholder should consult with a tax advisor regarding qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a United States Stockholder will be allowed as a credit against such United States Stockholder's United States federal income tax liability and may entitle such United States Stockholder to a refund, provided that the required information is furnished to the IRS.

         Foreign Stockholders. Additional issues may arise pertaining to information reporting and backup withholding with respect to Foreign Stockholders, and a Foreign Stockholder should consult with a tax advisor with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to a Foreign Stockholder is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Foreign Stockholder will be allowed as a credit against any United States federal income tax liability of such Foreign Stockholder. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

OTHER TAX CONSEQUENCES

         The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              ERISA CONSIDERATIONS

GENERAL

         In evaluating the purchase of Series A Preferred Shares, a fiduciary of a qualified profit-sharing, pension or stock bonus plan, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), a collective investment fund or separate account in which such plans invest and any other investor using assets that are treated as the assets of an employee benefit plan subject to ERISA (each, a "Plan" and collectively, "Plans") should consider (a) whether the ownership of Series A Preferred Shares is in accordance with the documents and instruments governing such Plan; (b) whether the ownership of Series A Preferred Shares is solely in the interest of Plan participants and beneficiaries and otherwise consistent with the fiduciary's responsibilities and in compliance with the requirements of Part 4 of Title I of ERISA, including, in particular, the diversification, prudence and liquidity requirements of
Section 404 of ERISA and the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code; (c) whether the Company's assets are treated as assets of the Plan; and (d) the need to value the assets of the Plan annually. In addition, the fiduciary of an individual retirement arrangement under Section 408 of the Code (an "IRA") considering the purchase of Series A Preferred Shares should consider whether the ownership of Series A Preferred Shares would result in a non-exempt prohibited transaction under Section 4975 of the Code.

         The fiduciary investment considerations summarized below provide a general discussion that does not include all of the fiduciary investment considerations relevant to Plans and, where indicated, IRAs. This summary is based on the current provisions of ERISA and the Code and regulations and rulings thereunder, and may be changed (perhaps adversely and with retroactive effect) by future legislative, administrative or judicial actions. PLANS AND IRAS THAT ARE PROSPECTIVE PURCHASERS OF SERIES A PREFERRED SHARES SHOULD CONSULT WITH AND RELY UPON THEIR OWN ADVISORS IN EVALUATING THESE MATTERS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

PLAN ASSET REGULATION

         Under Department of Labor regulations governing what constitutes the assets of a Plan or IRA ("Plan Assets") for purposes of ERISA and the related prohibited transaction provisions of the Code (the "Plan Asset Regulation", 29 C.F.R. Sec.2510.3-101), when a Plan or IRA makes an equity investment in another entity, the underlying assets of the entity will not be considered Plan Assets if the equity interest is a "publicly-offered security".

         For purposes of the Plan Asset Regulation, a "publicly-offered security" is a security that is (a) "freely transferable", (b) part of a class of securities that is "widely held," and (c) sold to the Plan or IRA as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and part of a class of securities that is registered under the Exchange Act within 120 days (or such later time as may be allowed by the Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. The Series A Preferred Shares will be registered under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act within the time periods specified in the Plan Asset Regulation.

         The Plan Asset Regulation provides that a security is "widely held" only if it is a part of the class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. The Company expects the Series A Preferred Shares to be "widely held" upon the completion of the Offering.

         The Plan Asset Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The Plan Asset Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with the Offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable". The Company believes that any restrictions imposed on the transfer of the Series A Preferred Shares are limited to the restrictions on transfer generally permitted under the Plan Asset Regulation and are not likely to result in the failure of the Series A Preferred Shares to be "freely transferable".

         A Plan should not acquire or hold the Series A Preferred Shares if the Company's underlying assets will be treated as the assets of such Plan. However, the Company believes that under the Plan Asset Regulation the Series A Preferred Shares should be treated as "publicly-offered securities" and, accordingly, the underlying assets of the Company should not be considered to be assets of any Plan or IRA investing in the Series A Preferred Shares.

EFFECT OF PLAN ASSET STATUS

         ERISA generally requires that the assets of a Plan be held in trust and that the trustee, or an investment manager (within the meaning of Section 3(38) of ERISA), have exclusive authority and discretion to manage and control the assets of the Plan. As discussed above, the assets of the Company under current law do not appear likely to be assets of the Plans receiving Series A Preferred Shares as a result of the Offering. However, if the assets of the Company were deemed to be assets of the Plans under ERISA, certain directors and officers of the Company might be deemed fiduciaries with respect to the Plans that invest in the Company and the prudence and other fiduciary standards set forth in ERISA would apply to them and to all investments.

         If the assets of the Company were deemed to be Plan Assets, transactions between the Company and parties in interest or disqualified persons with respect to the investing Plan or IRA could be prohibited transactions unless a statutory or administrative exemption is available. In addition, investment authority would also have been improperly delegated to such fiduciaries, and, under certain circumstances, Plan fiduciaries who make the decision to invest in the Series A Preferred Shares could be liable as co-fiduciaries for actions taken by the Company that do not conform to the ERISA standards for investments under Part 4 of Title I of ERISA.

PROHIBITED TRANSACTIONS

         Section 406 of ERISA provides that Plan fiduciaries are prohibited from causing the Plan to engage in certain types of transactions. Section 406(a) prohibits a fiduciary from knowingly causing a Plan to engage directly or indirectly in, among other things: (a) a sale or exchange, or leasing, of property with a party in interest; (b) a loan or other extension of credit with a party in interest; (c) a transaction involving the furnishing of goods, services or facilities with a party in interest; or (d) a transaction involving the transfer of Plan assets to, or use of Plan assets by or for the benefit of, a party in interest. Additionally, Section 406 prohibits a Plan fiduciary from dealing with Plan assets in its own interest or for its own account, from acting in any capacity in any transaction involving the Plan on behalf of a party (or representing a party) whose interests are adverse to the interests of the Plan, and from receiving any consideration for its own account from any party dealing with the Plan in connection with a transaction involving Plan assets. Similar provisions in Section 4975 of the Code apply to transactions between disqualified persons and Plans and IRAs and result in the imposition of excise taxes on such disqualified persons.

         If a prohibited transaction has occurred, Plan fiduciaries involved in the transaction could be required to (a) undo the transaction, (b) restore to the Plan any profit realized on the transaction and (c) make good to the Plan any loss suffered by it as a result of the transaction. In addition, parties in interest or disqualified persons would be required to pay excise taxes or penalties.

         If the investment constituted a prohibited transaction under Section 408(e)(2) of the Code by reason of the Company engaging in a prohibited transaction with the individual who established an IRA or his beneficiary, the IRA would lose its tax-exempt status. The other penalties for prohibited transactions would not apply.

         Thus, the acquisition of the Series A Preferred Shares by a Plan could result in a prohibited transaction if an Underwriter, the Company, the Bank, or any of their affiliates is a party in interest or disqualified person with respect to the Plan. Any such prohibited transaction could be treated as exempt under ERISA and the Code if the Series A Preferred Shares were acquired pursuant to and in accordance with one or more "class exemptions" issued by the Department of Labor, such as Prohibited Transaction Class Exemption ("PTCE") 75-1 (an exemption for certain transactions involving employee benefit plans and broker-dealers (such as the Underwriters), reporting dealers, and banks), PTCE 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 95-60 (an exemption for certain transactions involving an insurance company's general account) and PTCE 96-23 (an exemption for certain transactions determined by a qualifying in-house asset manager).

         A Plan should not acquire the Series A Preferred Shares pursuant to the Offering if such acquisition will constitute a non-exempt prohibited transaction.

UNRELATED BUSINESS TAXABLE INCOME

         Plan fiduciaries should also consider the consequences of holding more than 10% of the Series A Preferred Shares if the Company is "predominantly held" by qualified trusts. See "Federal Income Tax Considerations--Taxation of United States Stockholders--Treatment of Tax-Exempt Stockholders".

                     CERTAIN INFORMATION REGARDING THE BANK

         As an integral part of this Prospectus, a copy of the Bank Prospectus filed with the OCC relating to the Bank Preferred Shares to be issued upon the Exchange Event is attached hereto as Annex I and is incorporated by reference herein. All material information relating to the Bank, including information relating to the Bank's financial position, can be found therein. There has been no material change in the Bank's affairs since the conclusion of the fiscal year ended December 31, 1996 which has not otherwise been disclosed by the Bank.

                                  UNDERWRITING


         Subject to the terms and conditions of the underwriting agreement dated [_____________], 1997 (the "Underwriting Agreement") among the Company, the Bank and the underwriters named below (the "Underwriters"), the Company has agreed that the Company will sell to each of the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the respective number of Series A Preferred Shares set forth opposite its name below:


                                                                                          Number of Shares
                                                                                            of Series A
                                     Underwriter                                          Preferred Shares
 -----------------------------------------------------------------------------------  -----------------------
 Roney & Co., L.L.C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Principal Financial Securities, Inc.  . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ---------

       Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               1,800,000
                                                                                                 =========

         Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Series A Preferred Shares offered hereby, if any are taken.


         The Underwriters propose to offer the Series A Preferred Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $[____] per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $[____] per share to certain brokers and dealers. After the Series A Preferred Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.


         The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 270,000 additional Series A Preferred Shares solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Series A Preferred Shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,800,000 Series A Preferred Shares offered hereby.


         The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the Series A Preferred Shares or which are convertible or exchangeable into securities which are substantially similar to the Series A Preferred Shares without the prior written consent of the Underwriters, except for the Series
A Preferred Shares offered in connection with the Offering.

         The Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of Series A Preferred Shares offered by them.


         Prior to the Offering, there has been no public market for the Series A Preferred Shares.


         The Company has filed an application to list the Series A Preferred Shares, subject to official notice of issuance, on the Nasdaq National Market (the "Exchange"). In order to meet one of the requirements for listing the Series A Preferred Shares on the Exchange, the Underwriters have undertaken to sell the Series A Preferred Shares to a minimum of 400 beneficial holders. The Underwriters have advised the Company that they intend to make a market in the Series A Preferred Shares prior to commencement of trading on the Exchange, but are not obligated to do so and may discontinue any such market making at any time without notice.


         The Company and the Bank have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

         Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to affiliates of the Company, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.

                                    EXPERTS

         The balance sheet of Franklin Finance Corporation as of October 3, 1997 included in this Prospectus has been so included in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                    RATINGS

         It is not expected that the Series A Preferred Shares will be rated by any independent securities rating service.

                             CERTAIN LEGAL MATTERS

         The validity of the Series A Preferred Shares offered hereby will be passed upon for the Company by Silver, Freedman & Taff, L.L.P., Washington, D.C. Certain tax matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Seyburn, Kahn, Ginn, Bess, Deitch and Serlin, P.C., Southfield, Michigan. The validity of the Series A Preferred Shares will be passed upon for the Underwriters by Honigman Miller Schwartz and Cohn, Detroit, Michigan.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a registration statement (of which this Prospectus is a part) on Form S-11 (the "Registration Statement") under the Securities Act, with respect to the Series A Preferred Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information regarding the Company and the Series A Preferred Shares offered hereby, reference is made to the Registration Statement and the exhibits thereto.

         The Registration Statement and the exhibits forming a part thereof filed by the Company with the Commission can be inspected at and copies can be obtained from the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the following regional offices of the
Commission: 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at "http://www.sec.gov".

         The Certificate of Designation establishing the rights, preferences and limitations of the Series A Preferred Shares provides that the Company shall maintain its status as a reporting company under the Exchange Act for so long as any of the Series A Preferred Shares are outstanding.

                                    GLOSSARY


         "Advisor" means the Bank in its role as advisor under the Advisory Agreement.

         "Advisory Agreement" means the agreement between the Bank and the Company pursuant to which the Bank will (i) administer the day-to-day operations of the Company, (ii) monitor the credit quality of the Mortgage Assets held by the Company, (iii) advise the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Assets and (iv) maintain custody of the documents related to the Company's Mortgage Loans.

         "ARM" or "adjustable rate mortgage" means a Mortgage Loan that features adjustments of the underlying interest rate at predetermined times based on an agreed margin to an established index. An ARM is usually subject to periodic interest rate and/or payment caps and a lifetime interest rate cap.

         "Articles of Incorporation" means the Amended and Restated Articles of Incorporation of the Company.

         "Automatic Exchange" means the automatic exchange on a share-for-share basis of Series A Preferred Shares for Bank Preferred Shares upon the occurrence of the Exchange Event.

         "Bank" means Franklin Bank, N.A., a national bank organized under the laws of the United States, and the parent of the Company.

         "Bank Preferred Shares" means the newly issued series of preferred stock of the Bank for which the Series A Preferred Shares will be exchanged automatically upon the occurrence of the Exchange Event.

         "Bank Prospectus" means the registration statement pursuant to which the Bank Preferred Shares are being registered with the OCC.

         "Board of Directors" means the board of directors of the Company.

         "By-laws" means the by-laws of the Company.

         "Classified" means a loan which, for financial institution regulatory purposes, is designated as "substandard", "doubtful" or "loss". For such purposes, a substandard asset is one that is deemed inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any, because the asset has a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. An asset classified as doubtful has all the weaknesses inherent in one classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets classified as loss are considered uncollectible.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Commercial Mortgage Loan" means a whole loan secured by a first mortgage or deed of trust on a commercial real estate property.

         "Commercial Mortgage Purchase Agreement" means the Commercial Mortgage Loan Purchase and Warranties Agreement between the Company and the Bank.

         "Commission" means the United States Securities and Exchange
Commission.

         "Common Stock" means the common stock, par value $300.00 per share, of the Company.

         "Company" means Franklin Finance Corporation, a Michigan corporation.

         "Directive" means the writing issued by the appropriate regulatory agency directing the Automatic Exchange.

         "DOL" means the United States Department of Labor.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "Excess Shares" means the shares of any class or series of Preferred Stock owned, or deemed to be owned, by or transferred to a stockholder in excess of the Ownership Limit.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Exchange Event" means the appropriate regulatory agency directs in writing an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term.

         "FDIC" means the Federal Deposit Insurance Corporation.

         "FDICIA" means the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended.

         "FHLB" means the Federal Home Loan Bank.

         "FHLMC" means the Federal Home Loan Mortgage Corporation.

         "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980, as amended.

         "Five or Fewer Test" means the Code requirement that not more than 50% in value of the Company's outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code).

         "FNMA" means Fannie Mae.

         "FNMA Required Net Yield" means (i) with respect to any Mortgage Loan with an original term of 20, 25 or 30 years, FNMA's required net yield for 30-year fixed rate mortgages (covered by 60-day mandatory commitments) that was in effect 45 days prior to the effective date of any conversion of such Mortgage Loan and (ii) with respect to any Mortgage Loan with an original term of 15 years, FNMA's required net yield for 15-year fixed rate mortgages (covered by 60-day mandatory commitments) that was in effect 45 days prior to the effective date of any conversion of such Mortgage Loan.

         "Foreign Stockholders" means holders of Series A Preferred Shares that are for United States federal income tax purposes (i) non-resident alien individuals, (ii) foreign corporations and foreign partnerships or (iii) foreign trusts and estates.

         "Gross Margin" means, with respect to a Residential Mortgage Loan that is an ARM, the applicable fixed percentage which, when added to the applicable index, calculates to the current interest rate paid by the borrower of the adjustable rate Mortgage Loan (without taking into account any interest rate caps or minimum interest rates). Gross Margin is inapplicable to fixed rate loans.

         "Independent Directors" means the members of the Board of Directors who, prior to and subsequent to their appointment, are not and will not be directors, officers or employees of the Bank or any affiliate of the Bank or any person or persons that, in the aggregate, own more than one percent of the common stock of the Bank and are not officers or employees of the Company.

         "Initial Portfolio" means the initial portfolio of Mortgage Loans purchased by the Company from the Bank.

         "IRA" means an individual retirement arrangement under Section 408 of the Code.

         "IRS" means the United States Internal Revenue Service.

         "LIBOR" means the London Inter-Bank Offered Rate.

         "Lifetime interest rate cap" means, with respect to Mortgage Loans that are ARMs, the maximum interest rate that may accrue during any period over the term of such Mortgage Loan as stated in the governing instruments evidencing such Mortgage Loan.

         "Loan-to-Value Ratio" means, with respect to any Mortgage Loan, the ratio (expressed as a percentage) of the original principal amount of such Mortgage Loan to the lesser of (i) the appraised value at origination of the mortgaged property underlying such Mortgage Loan and (ii) if the Mortgage Loan was made to finance the acquisition of property, the purchase price of the mortgaged property.

         "Mortgage Assets" means real estate mortgage assets, including mortgage securities.

         "Mortgage Loans" means whole loans secured by single-family (one- to four-unit) residential real estate properties or by commercial real estate properties.

         "Nonaccrual Status" means a loan on which, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the loan agreement or on which the principal or interest is past due 90 days or more and collateral, if any, is insufficient to cover principal and interest.

         "OCC" means the Office of the Comptroller of the Currency, Department of the Treasury.

         "Offering" means the offering of Series A Preferred Shares pursuant to the Prospectus.

         "One Hundred Persons Test" means the Code requirement that the capital stock of the Company be owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year.

         "One-Year ARM" means an ARM that adjusts annually beginning in the month in which the 12th monthly payment is due.

         "Ownership Limit" means the provision in the Company's Articles of Incorporation limiting any person from owning (including shares deemed to be owned by the attribution provisions of the Code) more than 9.9% of any issued and outstanding class or series of Preferred Stock.

         "Periodic interest rate cap" means, with respect to ARMs, the maximum change in the coupon rate permissible under the terms of the loan at each coupon adjustment date. Periodic interest rate caps limit both the speed by which the coupon rate can adjust upwards in a rising interest rate environment and the speed by which the coupon rate can adjust downwards in a falling rate environment.

         "Plan" means a pension, profit-sharing, retirement or other employee benefit plan.

         "Plan Asset Regulation" means the DOL regulations determining the assets of a Plan for purposes of ERISA and the related prohibited transaction excise tax provisions of the Code.

         "Preferred Stock" means preferred stock, par value $10.00 per share, of the Company.

         "Prime Rate" for any date means the lowest prime rate as published in the "Money Rates" table of The Wall Street Journal for that date.

         "Prospectus" means this prospectus, as the same may be amended.

         "Rate Adjustment Date" means, with respect to any ARM, a date on which the interest rate on such ARM adjusts.

         "Registration Statement" means the registration statement filed by the Company with the Commission on Form S-11 with respect to the Series A Preferred Shares.

         "REIT" means a real estate investment trust as defined pursuant to the REIT Provisions, or any successor provisions thereof.

         "REIT Provisions" and "REIT Requirements" means Sections 856 through 860 of the Code and the applicable Treasury Regulations.

         "REIT Taxable Income" shall have the meaning set forth in "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements".

         "Residential Mortgage Loan" means a whole loan secured by a first mortgage or deed of trust on a single family (one-to four-unit) residential real estate property.

         "Residential Mortgage Purchase Agreement" means the Residential Mortgage Loan Purchase and Warranties Agreement between the Company and the Bank.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Series A Preferred Shares" means the shares of Preferred Stock of the Company offered hereby.

         "Servicer" means the Bank in its role as servicer of the Mortgage Loans under the Servicing Agreements.

         "Servicing Agreements" means the servicing agreements entered into by the Bank with respect to the Residential Mortgage Loans and the Commercial Mortgage Loans.

         "Tax Event" means the receipt by the Company of an opinion of a nationally recognized law or accounting firm experienced in such matters to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in the laws or treaties (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) ("Administrative Action") or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or judicial decision or any interpretation or pronouncement that provides for a position with respect to such Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification, or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Series A Preferred Shares, there is more than an insubstantial risk that (a) dividends payable by the Company with respect to the capital stock of the Company are not, or will not be, fully deductible for United States federal income tax purposes or (b) the Company is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

         "TIN" means Taxpayer Identification Number.

         "Treasury Index" means the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year as published by the Federal Reserve Board in Statistical Release H.15 (519) or any similar publication or, if not so published, as reported by any Federal Reserve Bank or by any U.S. Government department or agency.

         "Treasury Regulations" means the income tax regulations promulgated under the Code.

         "Underwriters" means those underwriters to which the Company will sell the Series A Preferred Shares pursuant to the terms of the Underwriting Agreement.

         "Underwriting Agreement" means the underwriting agreement by and among the Company, the Bank and the Underwriters.

         "United States Stockholders" means holders of Series A Preferred Shares that are for United States federal income tax purposes (i) citizens or residents of the United States, (ii) corporations, partnerships, or other entities created or organized in or under the laws of the United States or of any political subdivisions thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

         "USRPI" means United States real property interest.

                          INDEX TO FINANCIAL STATEMENT



Report of Independent Certified Public Accountants  . . . . . . . . . . . .  F-2

Balance Sheet of Franklin Finance Corporation as of October 3, 1997 . . . .  F-3

Note to Financial Statement . . . . . . . . . . . . . . . . . . . . . . . .  F-4

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors of
Franklin Finance Corporation:

We have audited the accompanying balance sheet of Franklin Finance Corporation (the "Company") as of October 3, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Franklin Finance Corporation as of October 3, 1997, in conformity with generally accepted accounting principles.



/s/ Grant Thornton LLP
------------------------
Grant Thornton LLP
Southfield, Michigan
October 6, 1997.

                          FRANKLIN FINANCE CORPORATION
                                 BALANCE SHEET

                                October 3, 1997



ASSETS
      Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,000
                                                                                          ======

STOCKHOLDER'S EQUITY
         Common Stock, par value $1.00 per share, 1,000 shares
           authorized; 1,000 shares issued and outstanding  . . . . . . . . . . . . . . . $1,000
                                                                                          ======


   The Note to the Financial Statement is an integral part of this Statement.

                          FRANKLIN FINANCE CORPORATION
                          NOTE TO FINANCIAL STATEMENT


1.       ORGANIZATION

         Franklin Finance Corporation (the "Company"), a wholly-owned subsidiary of Franklin Bank, N.A. (the "Bank"), was incorporated on September 25, 1997 in the State of Michigan.

         The Company intends to invest in mortgage-related assets financed by common and preferred stock offerings and expects to generate income for distribution to its future preferred and common stockholders primarily from the net interest income derived from its investments in mortgage-related assets. The Company intends to purchase these mortgage-related assets from the Bank at their estimated fair values. These assets will be recorded in the Company's financial statements at the Bank's historical cost basis which will approximate their estimated fair values. The Company intends to operate in a manner that permits it to elect, and it intends to elect, to be subject to tax as a real estate investment trust for federal income tax purposes. The Company has not had any operations as of October 3, 1997.

         The Company intends to sell preferred stock in an underwritten public offering. The cost of this public offering will be paid by the Company out of proceeds from a sale of common stock to the Bank. If the public offering is not consummated, the Bank will pay any offering costs.

BANK PROSPECTUS                                                          ANNEX I


                                1,800,000 Shares
                               FRANKLIN BANK, N.A.

                 [____%] Noncumulative Preferred Stock, Series A
                    (Liquidation preference $10.00 per share)

         The [__%] Noncumulative Preferred Stock, Series A, par value $10.00 per share (the "Series A Preferred Shares"), of Franklin Bank, N.A. ("Franklin" or the "Bank") will be issued only upon the automatic exchange of the [____%] Noncumulative Exchangeable Preferred Stock, Series A (the "Preferred Capital Shares") of Franklin Finance Corporation, a wholly owned subsidiary of the Bank, upon the occurrence of certain events. See "Prospectus Summary -- Franklin Bank, N.A. -- REIT Preferred Offering." Dividends on the Series A Preferred Shares will be payable at the same rate as the Preferred Capital Shares if, when and as declared by the Board of Directors of the Bank. For a description of the terms of the Series A Preferred Shares, see "Description of the Series A Preferred Shares" herein.

         The Series A Preferred Shares rank, in priority of payment of dividends and rights upon the voluntary or involuntary dissolution, liquidation or winding up of the Bank, junior to all claims of the Bank's creditors, including the claims of the Bank's depositors. The Series A Preferred Shares rank superior and prior to the issued and outstanding common stock of the Bank with respect to dividend rights and rights upon voluntary or involuntary dissolution, liquidation or winding up of the Bank, and to all other classes and series of equity securities of the Bank hereafter issued, other than any class or series expressly designated as being on parity with or senior to the Series A Preferred Shares. The common stock of the Bank is the only class of equity securities currently outstanding.

         The Preferred Capital Shares have been registered with the Securities and Exchange Commission (the "SEC") and an application for listing on the Nasdaq National Market (the "NMS") has been filed to list the Preferred Capital Shares under the symbol "FSVBP". In the event the Preferred Capital Shares are exchanged into Series A Preferred Shares, the Bank does not intend to apply for listing of the Series A Preferred Shares on any national securities exchange or for quotation through the Nasdaq System.

         AN INVESTMENT IN THE SERIES A PREFERRED SHARES INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS AND OTHER CONSIDERATIONS RELATING TO THE BANK AND THE SERIES A PREFERRED SHARES. SEE "RISK FACTORS AND OTHER CONSIDERATIONS."

                               -----------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE OFFICE OF THE
     COMPTROLLER OF THE CURRENCY, THE SECURITIES AND EXCHANGE COMMISSION OR
      ANY OTHER FEDERAL AGENCY, OR BY ANY STATE SECURITIES COMMISSION, NOR
       HAS SUCH OFFICE , COMMISSION, OTHER AGENCY OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

   THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS
       AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE
          CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THESE SECURITIES
            ARE BEING OFFERED PURSUANT TO A PROSPECTUS FILED WITH THE
                   OFFICE OF THE COMPTROLLER OF THE CURRENCY.

                The date of this Prospectus is [_________, 1997].

                                TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----

Available Information......................................................    BP-2
Information with Respect to the Registrant.................................    BP-3
Prospectus Summary.........................................................    BP-4
Recent Developments.......................................................    BP-10
Risk Factors and Other Considerations.....................................    BP-10
Franklin Finance Corporation..............................................    BP-14
Use of Proceeds...........................................................    BP-14
Capitalization............................................................    BP-15
Management's Discussion and Analysis
         of Financial Condition and Results of Operations.................    BP-16
Business .................................................................    BP-33
Regulation................................................................    BP-44
Management................................................................    BP-50
Description of the Series A Preferred Shares..............................    BP-57
Exchange .................................................................    BP-62
Experts  .................................................................    BP-62
Legal Matters.............................................................    BP-62
Index to Financial Statements...............................................    F-1

                              AVAILABLE INFORMATION

         The Bank is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"). In accordance therewith, the Bank files reports and other information with the Office of the Comptroller of the Currency ("OCC"). Such reports and other information may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the OCC at 250 E Street, S.W., Washington, D.C. 20219.

         The Bank has filed with the OCC a Registration Statement on Form S-11 (including any amendments thereto, the "Form S-11") with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Form S-11, certain items of which are contained in exhibits to the Form S-11 as permitted by the rules and regulations of the OCC. For further information with respect to the Bank and the securities offered hereby, reference is made to the Form S-11, including the exhibits filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Form S-11, each such statement being qualified in all respects by such reference. The Form S-11 and the exhibits thereto may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the OCC at 250 E Street S.W., Washington, D.C. 20219.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

         As an integral part of this Prospectus, the Bank has attached complete copies of its audited financial statements for the fiscal year ended December 31, 1996 and its unaudited financial statements for the nine months ended September 30, 1997. All material financial information as of these periods relating to the Bank can be found in these documents. There has been no material change in the Bank's financial affairs since the conclusion of these periods, which has not otherwise been disclosed by the Bank in this Prospectus.

         THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE BANK. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; (2) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; (3) GENERAL ECONOMIC CONDITIONS ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY; (4) THE IMPACT OF REGULATORY CHANGES IS OTHER THAN EXPECTED; (5) CHANGES IN BUSINESS CONDITIONS AND INFLATION; AND (6) CHANGES IN THE SECURITIES MARKETS.

                               PROSPECTUS SUMMARY

         This Prospectus Summary, including the Selected Consolidated Financial and Other Data, does not purport to be complete and is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Capitalized terms used in this summary and not defined herein have the meanings ascribed to such terms elsewhere in this Prospectus.

                               FRANKLIN BANK, N.A.

GENERAL

         Franklin Bank, N.A. ("Franklin" or the "Bank") is a national bank headquartered in Southfield, Michigan. The Bank conducts its business through a network of three regional banking offices which generally offer traditional banking services and one business center office catering exclusively to small and medium sized business customers. The Bank was founded in 1983 as a savings institution and converted to a national bank in 1991.

     Franklin's primary business strategy consists principally of attracting deposits from small and medium sized businesses and making business loans, real estate loans, indirect lease loans and, to a lesser extent, consumer loans. The Bank emphasizes products and services principally to businesses whose needs it believes are not adequately serviced by the larger financial institutions that dominate the Bank's local market. The Bank's deposits are fully insured by the Savings Association Insurance Fund ("SAIF") which is administered by the Federal Deposit Insurance Corporation ("FDIC") up to the maximum permitted by law of $100,000 per insured depositor. The Bank is subject to comprehensive regulation, examination and supervision by the OCC and by the FDIC. At September 30, 1997 and December 31, 1996, the Bank was in compliance with its regulatory capital requirements and was considered a well capitalized institution. Assets totaled $480.0 million at September 30, 1997. The Bank's common stock trades on the Nasdaq National Market under the symbol "FSVB." See "Business."

         The executive office of the Bank is located at 24725 West Twelve Mile Road, Southfield, Michigan 48034, telephone (248) 358-4710.

REIT PREFERRED OFFERING

         A registration statement has been filed with the SEC for the public issuance of $18.0 million of Preferred Capital Shares by Franklin Finance Corporation, a new real estate investment trust ("REIT") subsidiary of the Bank (the "REIT Subsidiary"). See "Franklin Finance Corporation." The Preferred Capital Shares, which would be automatically exchanged for Series A Preferred Shares upon the occurrence of certain trigger events (specifically, if the appropriate regulatory agency directs in writing an exchange of the Preferred Capital Shares for Series A Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended ("FDICIA"), (ii) the Bank is placed into conservatorship or receivership, or (iii) the appropriate regulatory agency, in its sole discretion, anticipates the Bank becoming "undercapitalized" in the near term), are designed to qualify as core capital of the Bank, subject to the regulatory capital requirements and/or limitations applicable to the Bank. The automatic exchange feature was designed to ensure that the Preferred Capital Shares provide the same level of capital support to the Bank on a consolidated basis as other forms of core capital by making the capital represented by the Preferred Capital Shares directly available to creditors of the Bank in certain circumstances. Proceeds from the issuance of the Preferred Capital Shares, together with capital contributions from the Bank to the REIT Subsidiary, will be used by the REIT Subsidiary to purchase certain REIT-qualified assets from the Bank's mortgage loan portfolio. Because the REIT Subsidiary will elect to qualify as a REIT for federal income tax purposes, dividends payable on the REIT Preferred Capital Shares will be deductible by the REIT Subsidiary for income tax purposes. The treatment of the REIT Preferred Capital Shares as core capital of the Bank and the REIT Subsidiary's ability to deduct, for income tax purposes, the dividends payable on the REIT Preferred Capital Shares will provide the Bank with a more cost-effective means of obtaining regulatory capital than if the Bank were to issue preferred stock itself. See "Regulation - Regulatory Capital Requirements."

         The mortgage loans expected to be transferred to the REIT Subsidiary by the Bank have been selected from the Bank's existing portfolio of fixed and adjustable-rate mortgage loans. The Bank will determine the fair market values of the selected mortgage loans based on current market conditions.

                                  THE OFFERING


Securities Offered..................... 1,800,000 Series A Preferred Shares.

Exchange............................... The Series A Preferred Shares are to be
                                        issued, if ever, in connection with an
                                        exchange of the Preferred Capital Shares of Franklin Finance Corporation, a wholly owned subsidiary of the Bank. See "Exchange."

Ranking................................ The Series A Preferred Shares rank senior to the Bank's common stock, par
                                        value $1.00 per share (the "Common
                                        Stock") and junior to all claims of the
                                        Bank's creditors, including the claims
                                        of the Bank's depositors. Additional
                                        shares of preferred stock ranking senior to the Series A Preferred Shares may not be issued without the approval of holders of at least 2/3 of the Series A Preferred Shares.

Dividends.............................. Dividends on the Series A Preferred
                                        Shares are payable at the rate of [___]% per annum of the initial liquidation preference (an amount equal to $[____] per annum per share), if, when, and as declared by the Board of Directors of the

                                        Bank. If declared, dividends are payable quarterly in arrears on the last day of March, June, September and December in each year, or, if such day is not a business day, on the next business day. Dividends on the Series A Preferred Shares are not cumulative and, accordingly, if no dividend is declared on the Series A Preferred Shares by the Bank for a quarterly dividend period, holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Bank will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period.

                                        Upon the exchange of Preferred Capital
                                        Shares for Series A Preferred Shares,
                                        any accrued and unpaid dividends for the most recent quarter of the Preferred Capital Shares at the time of the exchange will be deemed to be accrued and unpaid dividends on the Series A Preferred Shares. See "Description of the Series A Preferred Shares -- Dividends." The Bank's ability to pay cash dividends is subject to regulatory and other restrictions described herein.

Liquidation Preference................. The liquidation preference for each
                                        Series A Preferred Share is $10.00, plus an amount equal to the accrued and unpaid dividends for the most recent quarter, if any, thereon for the then-current dividend period to the date fixed for liquidation. See "Description of the Series A Preferred Shares -- Rights Upon Liquidation."

Redemption............................. The Bank may not redeem the Series A
                                        Preferred Shares before [_________],
                                        2002. After such date, the Series A
                                        Preferred Shares may be redeemed for
                                        cash at the option of the Bank, in whole or in part, at any time and from time to time, at the redemption price of $10.00 per share, plus the accrued and unpaid dividends for the most recent quarter thereon, to the date fixed for redemption, if any, thereon. Redemption of the Series A Preferred Shares will be subject to compliance with applicable regulatory and other restrictions. See "Description of the Series A Preferred Shares --
                                        Redemption."

Voting Rights.......................... Holders of Series A Preferred Shares
                                        will not have any voting rights, except
                                        as expressly provided herein. On any
                                        matter on which holders of the Series A
                                        Preferred Shares may vote, each Series A
                                        Preferred Share will be entitled to one
                                        vote. See "Description of the Series A
                                        Preferred Shares -- Voting Rights."

Use of Proceeds.......................  The Series A Preferred Shares will only be issued in connection with an exchange for the Preferred Capital Shares. The proceeds from the sale of the Preferred Capital Shares were used by Franklin Finance Corporation to purchase a portfolio of mortgage assets and to pay expenses associated with the formation and offering of the Preferred Capital Shares. The conversion of Preferred Capital Shares into Series A Preferred Shares will produce no proceeds to the Bank. See "Use of Proceeds."

Absence of a Public Market............  There is currently no public market for the Series A Preferred Shares as such
                                        shares have not been issued and such
                                        shares will not be listed on any
                                        securities exchange or for quotation
                                        through the Nasdaq System.


                                  RISK FACTORS

         See "Risk Factors and Other Considerations" for a discussion of the risk factors and other considerations relating to the Bank and the Series A Preferred Shares.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The selected consolidated financial and other data of the Bank herein as of and for the nine months ended September 30, 1997 and as of and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 have been derived from the Consolidated Financial Statements of the Bank and the unaudited consolidated financial statements of the Bank. In the opinion of management all adjustments (which consist of normal recurring accruals) necessary for a fair presentation of the results of operations for such periods have been included. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year.

                                           At or for the
                                             Nine Months
                                               Ended                            At or for the Year Ended December 31,
                                            September 30,   ------------------------------------------------------------------------
                                                1997         1996              1995           1994           1993           1992
                                          ------------------------------------------------------------------------------------------
                                                                          (Dollars in Thousands, Except Per Share Data)

INCOME AND BALANCE SHEET ITEMS
Total interest income ................... $   30,533     $   39,707        $   36,656     $   29,397     $   28,275     $   31,441
Total interest expense ..................     12,232         18,113            18,291         14,031         15,271         20,894
Net interest income .....................     18,301         21,595            18,365         15,366         13,004         10,547
Provision for loan losses ...............      2,600          2,410             1,051            220            180            290
Non-interest income .....................      3,066          3,721             3,337          3,111          2,612          1,702
Non-interest expense ....................     14,397         21,609            15,856         14,882         12,171          9,733
Income before accounting change and
   extraordinary items(1) ...............      3,122            906             3,356          2,396          2,155          1,447
Net income ..............................      3,122            906(2)          3,356          2,396          2,334            873
Net income applicable to common shares...      3,122            906(2)          3,356          1,999          1,516             45
Total assets ............................    479,982        495,793           487,137        426,810        389,460        391,029
Total average assets ....................    489,796        478,559           434,536        400,178        387,485        400,889
Total loans .............................    416,654        419,861           374,285        315,957        319,060        335,739
Deposits ................................    424,075        401,890           399,866        353,315        332,680        340,910
Borrowings ..............................     19,710         61,088            52,750         39,048         27,790         24,100
Common shareholders' equity(3) ..........     32,827         30,336            30,931         25,935         15,897         14,193
Total shareholders' equity ..............     32,827         30,336            30,931         25,935         24,977         23,393
Shares outstanding(4) ...................  3,320,045      3,315,545         3,307,082      3,300,743      1,678,796      1,596,621

PER SHARE
Book value(4) ........................... $     9.89     $     9.15        $     9.35     $     7.86     $     9.47     $     8.89
Primary earnings(4) .....................       0.91           0.27(2)           1.00           0.80           0.85           0.03
Fully diluted earnings(4) ...............       0.90           0.27(2)           0.99           0.74           0.72           0.03
Cash dividends declared - Common(4)(5)...        .18           0.24              0.17           0.23           0.18            ---
Cash dividends paid - Common(4) .........        .18           0.24              0.23           0.23           0.18            ---
Dividend payout ratio - Common(4)(5) ....      19.2%          83.3%(2)          16.1%          27.0%          20.4%            ---
Market price:
  End of period ......................... $    16.375    $    11.75        $    13.00     $     8.25     $     8.75     $     8.00
  52 week high ..........................      16.75          12.50             13.00           9.75          10.50           9.50
  52 week low ...........................      10.00           9.25              7.25           7.00           7.75           6.38

                                                 At or for the
                                                  Nine Months
                                                     Ended                             At or for the Year Ended December 31,
                                                  September 30,  -------------------------------------------------------------------
                                                      1997           1996            1995          1994          1993          1992
                                                ------------------------------------------------------------------------------------
ASSET QUALITY
Nonaccrual loans and real estate owned........        .72%           0.74%           1.96%         0.67%         1.28%         1.91%
Nonperforming assets to total assets..........       2.19            3.08            2.42          1.78          2.35          2.09
Net charge-offs to average loans..............       1.04            0.58            0.49          0.19          0.18          0.07

KEY RATIOS
Net interest margin...........................       5.40%           4.89%           4.48%         4.11%         3.49%         2.72%
Net interest spread...........................       4.07            3.75            3.45          3.40          2.97          2.33
Operating expenses to average assets..........       3.92            4.52            3.65          3.72          3.14          2.43
Return on average assets......................        .89            0.19(2)         0.77          0.60          0.60          0.22
Return on average common shareholders'
  equity......................................      13.14            2.93(2)        11.96         11.98         15.51          6.66


(1) The accounting change of $178,377 for 1993 resulted from the implementation of SFAS No. 109 - "Accounting for Income Taxes." The extraordinary item of $574,069 after tax in 1992 was due to debt refinancing.

(2) Net income included the one time special FDIC assessment for an after tax expense of $1.6 million. Absent this one time assessment, net income for 1996 would have been $2.5 million, or $0.74 per share; and the return on average assets and the return on average common shareholders' equity would have been .52% and 8.26%, respectively.

(3) Preferred stock remaining at December 31, 1993 was entirely converted/redeemed in 1994. The conversion of the preferred stock into common stock was the primary cause for the increase in the common shareholders' equity in 1994.

(4) Adjusted for the 5% common stock dividends declared December 17, 1996, and paid January 24, 1997, declared December 19, 1995 and paid January 16, 1996, declared December 15, 1994 and paid January 17, 1995 and declared December 16, 1993 and paid February 1, 1994 and the 7% common stock dividend declared January 27, 1992 and paid February 24, 1992.

(5) Cash dividends have been paid on the common shares for 19 consecutive quarters beginning with the first quarter of 1993 through the third quarter of 1997. However, unlike prior years, the fourth quarter 1995 dividend was declared in January 1996 and causes the cash dividends declared and the dividend pay out ratios to vary in year to year comparisons.

                             RECENT DEVELOPMENTS


         On December 1, 1997, the Bank entered into a letter of intent to sell to ICON Funding Corporation of Harrison, New York ("ICON"), up to $42.0 million of equipment lease loans, with servicing released. The sale of these loans will represent the sale of approximately 35% of the Bank's lease financing portfolio at September 30, 1997.
         The Bank expects the transaction to close by December 31, 1997 and to generate a gain to the Bank on the sale of the loans of approximately $750,000, assuming the full $42.0 million of loans are purchased by ICON at the agreed upon pricing. The transaction is subject to the execution of a definitive purchase agreement, which will contain customary representations and warranties, and satisfactory completion of ICON's customary due diligence work on the loans.

         The Bank has also determined to charge-off an additional $350,000 during the fourth quarter of 1997. The charge-off relates to a group of related loans which at September 30, 1997 had a balance of approximately $750,000 and was classified by the Bank as non-accruing. See "Business -- Non-Performing Assets and Risk Elements".


                      RISK FACTORS AND OTHER CONSIDERATIONS

         An investment in the Series A Preferred Shares involves a high degree of risk. Investors should carefully consider the following risk factors and other considerations relating to the Bank and the Series A Preferred Shares.

THE AUTOMATIC EXCHANGE

         The Series A Preferred Shares will be issued in an automatic exchange for the Preferred Capital Shares, only if (i) the Bank becomes "undercapitalized" under prompt corrective action regulations, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion, anticipates the Bank becoming "undercapitalized" in the near term. As a result, holders of Preferred Capital Shares would become holders of Series A Preferred Shares of the Bank at a time when the Bank's financial condition was deteriorating or when the Bank had been placed into conservatorship or receivership. In the event of receivership of the Bank, the claims of depositors and secured, senior, general and subordinated creditors of the Bank would be entitled to a priority of payment over the claims of holders of equity interests such as the Series A Preferred Shares. As a result of such subordination, either if the Bank were to be placed into receivership after the automatic exchange or if the automatic exchange were to occur after receivership of the Bank, the holders of the Series A Preferred Shares likely would receive, if anything, substantially less than the holders of the Series A Preferred Shares would have received had the Preferred Capital Shares not been exchanged for Series A Preferred Shares.

BANK PREFERRED SHARES WILL NOT BE LISTED ON THE NASDAQ SYSTEM

         Although the Preferred Capital Shares will be listed on the Nasdaq System, the Bank does not intend to apply for listing of the Series A Preferred Shares, for which the Preferred Capital Shares will be exchanged automatically on a one-for-one basis upon the occurrence of an Exchange Event as defined hereafter under "Exchange", on any national securities exchange or for quotation of the Series A Preferred Shares through the Nasdaq System. Consequently, there can be no assurance as to the liquidity of the trading markets for the Series A Preferred Shares, if issued, or that an active public market for the Series A Preferred Shares would develop or be maintained.

DIVIDEND AND OTHER REGULATORY RESTRICTIONS ON OPERATIONS OF THE BANK

         Federal regulatory authorities have the right to examine the Bank and its activities. Under certain circumstances, including any determination that the Bank's activities constitute an unsafe and unsound banking practice, such regulatory authorities will have the authority to restrict the ability of the Bank to transfer assets, to make distributions to its stockholders (including dividends to the holders of Series A Preferred Shares, as described below), or to redeem shares of preferred stock. Furthermore, in the event the Bank is placed into conservatorship or receivership, the Bank would be unable to pay dividends on the Series A Preferred Shares. In addition, in the event of a liquidation of the Bank, the claims of the Bank's depositors and of its secured, senior, general and subordinated creditors would be entitled to a priority of payment over the dividend and other claims of holders of equity interests such as the Series A Preferred Shares issued pursuant to the Automatic Exchange.

         The Bank's ability to pay dividends is governed by the National Bank Act and OCC regulations. Under such statute and regulations, all dividends by a national bank must be paid out of current or retained net profits, after deducting reserves for losses and bad debts. The National Bank Act further restricts the payment of dividends out of net profits by prohibiting a national bank from declaring a cash dividend on its shares of common stock until the surplus fund equals the amount of capital stock or, if the surplus fund does not equal the amount of capital stock, until one-tenth of the Bank's net profits for the preceding half year in the case of quarterly or semi-annual dividends, or the preceding two half-year periods in the case of annual dividends, are transferred to the surplus fund. In addition, the prior approval of the OCC is required for the payment of a dividend if the total of all dividends declared by a national bank in any calendar year would exceed the total of its net profits for the year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

         The OCC has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice. In addition, the Bank would be prohibited by federal statute and the OCC's prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, the Bank would be classified as "undercapitalized" under the OCC's regulations.

         Payment of dividends on the Series A Preferred Shares could also be subject to regulatory limitations if the Bank became "undercapitalized" for purposes of the OCC prompt corrective action regulations, which is currently defined as having a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a core capital (or leverage) ratio of less than 4.0%. At September 30, 1997, the Bank was in compliance with all of its regulatory capital requirements. As of that date, the Bank's total risk-based capital ratio was 10.77%, its Tier 1 risk-based capital ratio was 8.01% and its core capital (or leverage) ratio was 6.54%. Such ratios, adjusted to give effect to the sale of Preferred Capital Shares in the Offering, would be 15.09%, 12.33% and 9.06%, respectively.

DIVIDENDS NOT CUMULATIVE

         Dividends on the Series A Preferred Shares are not cumulative. Consequently, if the Board of Directors does not declare a dividend on the Series A Preferred Shares for any quarterly period, the holders of the Series A Preferred Shares would not be entitled to recover such dividend whether or not funds are or subsequently become available. The Board of Directors may determine, in its business judgment, that it would be in the best interests of the Bank to pay less than the full amount of the stated dividends on the Series A Preferred Shares or no dividends for any quarter notwithstanding that funds are available. Factors that would be considered by the Board of Directors in making this determination are the Bank's financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as the Board may deem relevant.

         The Series A Preferred Shares will be issued upon an exchange of the Preferred Capital Shares. Each Preferred Capital Share will be exchanged automatically for one Series A Preferred Share if the appropriate regulatory agency directs in writing an exchange of the Preferred Capital Shares for Series A Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate regulatory agency, in its sole discretion, anticipates the Bank's becoming "undercapitalized" in the near term. The OCC's prompt corrective action regulations prohibit "capital distributions" (including dividends) unless an institution is at least "adequately capitalized." Thus, at the time of the exchange, by regulation, the Bank may not be permitted to pay dividends on the Series A Preferred Shares. In addition, the Bank's ability to pay dividends on the Series A Preferred Shares even if the Bank were "adequately capitalized" following the exchange would be subject to various restrictions under OCC regulations.

RISKS ASSOCIATED WITH LOANS GENERALLY

         An investment in the Series A Preferred Shares may be affected by, among other things, a decline in real estate values or a downturn in the economic or business environment in the State of Michigan. In the event assets held by the Bank become nonperforming, the Bank may not have sufficient income or capital to pay dividends on the Series A Preferred Shares. Factors that could affect the value of the assets held by the Bank include the following:

         Geographic Concentration. Substantially all of the loans originated by the Bank are secured by property located in the State of Michigan, or are made to individuals or businesses doing business in the State of Michigan. These loans may be subject to a greater risk of default than other comparable loans in the event of adverse economic, political or business developments or natural hazards that may affect this region and the ability of the borrowers in this region to make payments of principal and interest on the underlying loans.

         Commercial Real Estate Lending. The Bank's portfolio of mortgage assets contains commercial real estate loans. Commercial real estate loans have certain distinct risk characteristics. These loans generally lack standardized terms, which may complicate their structure. Commercial real estate properties themselves tend to be unique and are more difficult to value than residential real estate properties. Commercial real estate loans also tend to have shorter maturities than residential mortgage loans and may not be fully amortizing, meaning that they may have a significant principal balance or "balloon" payment due on maturity. In addition, commercial real estate properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than non-commercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. See "--Environmental Considerations." Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, tenants may seek the protection of the bankruptcy laws, which could result in termination of lease contracts. See "Business--Commercial Real Estate Lending."

         Lease Financing and Commercial Lending. The Bank is engaged in both commercial equipment lease financing, sometimes referred to as lease discounting, and commercial business lending. See "Business -- Lease Financing" and "-- Commercial Lending." These types of loans typically involve a higher degree of risk than other types of lending as they are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of lease financing loans and commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is likely to be dependent upon the general economic environment). The Bank's commercial business loans are usually, but not always, secured by business assets and personal guarantees, whereas the lease loans are generally secured by the collateral financed and guaranteed by the lessor and/or related third parties. However, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

ENVIRONMENTAL CONSIDERATIONS

         In the event that the Bank is forced to foreclose on a defaulted mortgage loan to recover its investment in such mortgage loan, the Bank may be subject to environmental liabilities in connection with the underlying real property which could exceed the value of the real property. Although the Bank intends to exercise due diligence to discover potential environmental liabilities prior to the acquisition of any property through foreclosure, hazardous substances or wastes, contaminants, pollutants or sources thereof (as defined by state and federal laws and regulations) may be discovered on properties during the Bank's ownership or after a sale thereof to a third party. If such hazardous substances are discovered on a property which the Bank has acquired in foreclosure or otherwise, the Bank may be required to remove those substances and clean up the property. There can be no assurances that in such a case the Bank would not incur full recourse liability for the entire costs of any removal and clean-up, that the cost of such removal and clean-up would not exceed the value of the property or that the Bank could recoup any of such costs from any third party. The Bank may also be liable to tenants and other users of neighboring properties. In addition, the Bank may find it difficult or impossible to sell the property prior to or following any such clean-up.

RISK OF FUTURE REVISIONS IN POLICIES AND STRATEGIES BY BOARD OF DIRECTORS

         The Board of Directors has established the investment policies and operating policies and strategies of the Bank, certain of which are described in the Prospectus. These policies may be amended or revised from time to time at the discretion of the Board of Directors (in certain circumstances subject to the approval of a majority of the Independent Directors) without a vote of the Bank's stockholders, including holders of the Series A Preferred Shares. The ultimate effect of any change in the policies and strategies set forth in the Prospectus on a holder of Series A Preferred Shares may be positive or negative.

NO MARKET FOR SERIES A PREFERRED SHARES

         Prior to the Exchange Event, there has been no market for the Series A Preferred Shares as no such shares will have been issued, and there can be no assurance that an active trading market will develop or be sustained or at what price the Series A Preferred Shares may be resold.

                          FRANKLIN FINANCE CORPORATION

         In 1997, the Bank established Franklin Finance Corporation for the purpose of acquiring, holding and managing real estate mortgage assets. All of Franklin Finance Corporation's common stock is owned by the Bank. It is expected that substantially all of its mortgage assets will be acquired from the Bank. Franklin Finance Corporation will enter into a subservicing agreement with the Bank pursuant to which the Bank will service mortgage assets. Franklin Finance Corporation will be the issuer of the Preferred Capital Shares which, under certain circumstances, would be exchanged for the Series A Preferred Shares.

                                 USE OF PROCEEDS

         The Series A Preferred Shares are to be issued, if ever, in connection with an exchange of the Preferred Capital Shares, which shares were sold pursuant to an effective registration statement filed with the SEC. The proceeds from the sale of the Preferred Capital Shares were used by Franklin Finance Corporation to purchase a portfolio of mortgage assets. The exchange of Preferred Capital Shares into Series A Preferred Shares will produce no proceeds to the Bank.

                                 CAPITALIZATION

         The following table sets forth the actual capital of the Bank at September 30, 1997 and as adjusted as of such date to give effect to (i) the issuance of the Preferred Capital Shares by Franklin Finance Corporation (assuming the Underwriters' over-allotment option is not exercised) and (ii) an exchange of the Preferred Capital Shares into Series A Preferred Shares of the Bank. This table should be read in conjunction with the Consolidated Financial Statements of the Bank and the notes thereto included elsewhere in this Prospectus.


                                                                                        SEPTEMBER 30, 1997
                                                                             ---------------------------------------
                                                                                             AS              AS
                                                                             ACTUAL      ADJUSTED(1)     ADJUSTED(2)
                                                                             ------      -----------     -----------
                                                                                      (DOLLARS IN THOUSANDS)
LIABILITIES:
   Deposits...........................................................       $424,075       $424,075        $424,075
   Repurchase agreements..............................................         12,235         12,235          12,235
   Subordinated capital notes.........................................          7,475          7,475           7,475
   Other..............................................................          3,370          3,370           3,370
                                                                             --------       --------        --------
          Total liabilities...........................................        447,155        447,155         447,155

Minority interest in capital stock of consolidated subsidiary.........            ---         18,000(3)          ---

SHAREHOLDER'S EQUITY:
   [  ]% Noncumulative Preferred Stock, Series A, $10.00 par value,
      3,000,000 shares authorized; issued and outstanding,
      1,800,000 as adjusted...........................................            ---            ---          18,000
   Common stock, $1.00 par value, 6,000,000 shares authorized,
       3,319,625 shares issued and outstanding........................          3,320          3,320           3,320
   Capital contributed in excess of par...............................         24,190         24,190          24,190
   Retained earnings..................................................          5,165          5,165           5,165
   Net unrealized holding gains.......................................            152            152             152
                                                                             --------       --------        --------
            Total shareholder's  equity...............................         32,827         32,827          50,827
                                                                             --------       --------        --------
                  Total liabilities and shareholder's equity..........       $479,982       $497,982        $497,982
                                                                             ========       ========        ========

REGULATORY CAPITAL RATIO
   Core (or leverage).................................................          6.54%          9.06%(3)        10.07%
   Tier 1 risk-based capital..........................................          8.01%         12.33%           12.33%
   Total risk-based...................................................         10.77%         15.09%           15.09%


(1) Adjusted to give effect to the issuance of the Preferred Capital Shares by Franklin Finance Corporation.

(2) Adjusted to give effect to the exchange of the Preferred Capital Shares into Series A Preferred Shares of the Bank.

(3) All of the preferred stock of Franklin Finance Corporation, while outstanding, is eligible as permanent regulatory capital of the Bank and, as such, is includable in the core capital accounts of the Bank at up to a maximum of 25% of the Bank's total core (or leverage) capital.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NET INTEREST INCOME

     Net interest income, the difference between what is earned on loans and investments and what is paid for liabilities, primarily deposits, continued its positive trend. For 1996, 1995 and 1994, net interest income totaled $21.6 million, $18.4 million and $15.4 million, respectively. After the provision for loan losses, net interest income was $19.2 million, $17.3 million and $15.1 million for the same years' comparison, holding relatively steady as a percentage of net revenue at 84%, 84% and 83% for 1996, 1995 and 1994.

     Expressed as a percentage of average earning assets, net interest margin improved 9.2%, reaching 4.89% for 1996 compared to 4.48% for 1995 and 4.11% for 1994.

     This improvement in 1996 was primarily a function of asset volume rather than yield. Strong loan growth was especially evident in lease financing, the highest yielding portfolio. Total interest income for 1996 was $39.7 million, compared to $36.7 million in 1995 and $29.4 million in 1994.

     Analysis of liability volume and price reveals interest expense due to volume increasing, although the overall cost of funds rates decreased by a greater amount. The growth in money market balances was the source of the liability volume increase despite a partial offset by decreased FHLB advances and other borrowings. As a result, interest expense in 1996 was $18.1 million, down slightly compared to $18.3 million in 1995, following a surge from $14.0 million in 1994. According to the most recent Uniform Bank Performance Report, the gap between interest expense of peers and Franklin narrowed from 175 basis points to 44 basis points in four years. However, interest expense is still too high and represents a tangible opportunity for future, continued improvement.

     Net interest income is, for traditional banks, the most important component of earnings. Future plans should hinge upon the continued preservation and improvement of this primary revenue driver. Reducing the overall cost of funds remains a focus and will be primarily accomplished, short term, through certificate repricing.

     The following tables set forth information regarding the components of, and changes in, the Bank's net interest income.


                                                                       1996/1995                               1995/1994
                                                       --------------------------------------      ---------------------------------
                                                       Increase/(Decrease)(1) in                   Increase/(Decrease)(1) in
                                                            Volume    Rate/Yield        Net         Volume     Rate/Yield      Net
                                                       -------------  ----------    ---------      ---------  ------------  --------
                                                                                     (Dollars in Thousands)
INTEREST INCOME
Loans................................................       $4,809        $(406)      $ 4,403       $2,241       $3,686      $5,927
Investment securities:
  U.S. treasuries and mortgage-backed securities.....       (1,103)        (158)       (1,261)       1,028          170       1,198
  Interest bearing deposits with banks...............          (81)         (96)         (177)         (98)          75         (23)
  Other..............................................           67           20            87           96           61         157
                                                            ------        -----       -------       ------       ------      ------
Total interest income................................        3,692         (640)        3,052        3,267        3,992       7,259
                                                            ------        -----       -------       ------       ------      ------

INTEREST EXPENSE
Deposits.............................................        1,223         (904)          319        1,018        2,356       3,374
FHLB advances........................................         (312)         (53)         (365)         (44)          66          22
Subordinated notes...................................          ---          ---           ---           (1)          (1)         (2)
Other borrowings.....................................         (112)         (20)         (132)         857            9         866
                                                            ------        -----       -------       ------       ------      ------
Total interest expense...............................          799         (977)         (178)       1,830        2,430       4,260
                                                            ------        -----       -------       ------       ------      ------

NET INTEREST INCOME..................................       $2,893        $ 337       $ 3,230       $1,437       $1,562      $2,999
                                                            ======        =====       =======       ======       ======      ======

---------------------

(1) The change in interest due to both volume and rate has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

                                                                                  Year Ended December 31,(1)
                                                          ------------------------------------------------------------------------
                                                                          1996                                  1995
                                                          ---------------------------------      ---------------------------------
                                                           Average                               Average
                                                           Balance    Interest   Yield/Rate      Balance     Interest   Yield/Rate
                                                           -------    --------   ----------      -------     --------   ----------
                                                                                 (Dollars in Thousands)
ASSETS
Loans:
  Commercial real estate................................  $146,060     $13,897         9.51%     $163,220      $15,475         9.48%
  Lease Financing.......................................    68,200       6,800         9.97        38,166        3,902        10.22
  Commercial............................................    71,527       6,787         9.49        46,590        4,805        10.31
  Residential mortgage..................................    48,435       4,320         8.92        44,659        3,926         8.79
  Residential construction..............................    22,533       2,076         9.21        19,313        1,941        10.05
  Consumer..............................................    15,211       1,613        10.60         9,588        1,040        10.85
                                                          --------    --------                   --------     --------
Total loans.............................................   371,966      35,493         9.54       321,536       31,089         9.67
U.S. treasuries and mortgage-backed securities..........    47,559       2,977         6.26        65,086        4,238         6.51
Interest-bearing deposits with banks....................    14,133         670         4.74        15,721          847         5.39
Other...................................................     8,398         568         6.76         7,404          482         6.51
                                                          --------    --------                   --------     --------
Total earning assets/interest income....................   442,056      39,708         8.98       409,747       36,656         8.95
                                                          --------    --------                   --------     --------
Cash and due from banks.................................    23,232                                 16,367
All other assets........................................    16,194                                 11,297
Allowance for possible credit losses....................    (2,923)                                (2,875)
                                                          --------                               --------                        --
Total assets............................................  $478,559                               $434,536
                                                          ========                               ========

LIABILITIES
Money markets...........................................  $129,833    $  5,531         4.26%     $107,042     $  4,695         4.39%
Savings accounts........................................       362           9         2.49           402           10         2.49
NOW checking............................................     5,690          49         0.86         5,431           49         0.90
Certificates............................................    81,963       4,942         6.03        93,919        5,516         5.87
Jumbo certificates......................................    98,331       5,631         5.73        89,944        5,573         6.20
                                                          --------    --------                   --------     --------
Total interest-bearing deposits.........................   316,179      16,162         5.11       296,738       15,843         5.34
                                                          --------    --------                   --------     --------
FHLB advances...........................................     6,512         381         5.85        11,806          746         6.32
Subordinated notes......................................     7,475         693         9.27         7,475          693         9.27
Other...................................................    16,129         877         5.44        16,690        1,009         6.05
                                                          --------    --------                   --------     --------
Total interest-bearing liabilities/expense..............   346,295      18,113         5.23       332,709       18,291         5.50
                                                          --------    --------                   --------     --------
Business/personal checking..............................    97,021                                 69,594
Other liabilities.......................................     4,380                                  4,173
Shareholders' equity....................................    30,863                                 28,060
                                                          --------                               --------
Total liabilities and shareholders' equity..............  $478,559                               $434,536
                                                          ========                               ========
Net interest income.....................................               $21,595                                 $18,365
                                                                       =======                                 =======
Net interest spread.....................................                 3.75%                                   3.45%
                                                                         ====                                    ====
Net interest margin.....................................                 4.89%                                   4.48%
                                                                         ====                                    ====


                                                                     Year Ended December 31,(1)
                                                              ---------------------------------------
                                                                               1994
                                                              ---------------------------------------
                                                              Average
                                                              Balance       Interest       Yield/Rate
                                                              --------      --------       ----------
                                                                       (Dollars in Thousands)
ASSETS
Loans:
  Commercial real estate..................................    $180,243       $15,382            8.53%
  Lease Financing.........................................      23,022         2,236            9.71
  Commercial..............................................      30,758         2,808            9.13
  Residential mortgage....................................      40,423         2,582            6.39
  Residential construction................................      14,465         1,386            9.58
  Consumer................................................       7,573           768           10.14
                                                              --------      --------
Total loans...............................................     296,484        25,162            8.49
U.S. treasuries and mortgage-backed securities............      49,181         3,040            6.18
Interest-bearing deposits with banks......................      22,397           870            3.88
Other.....................................................       5,847           325            5.56
                                                              --------      --------
Total earning assets/interest income......................     373,909        29,397            7.86
                                                              --------      --------
Cash and due from banks...................................      10,887
All other assets..........................................      19,103
Allowance for possible credit losses......................      (3,721)
                                                              --------
Total assets..............................................    $400,178
                                                              ========

LIABILITIES
Money markets.............................................    $108,491      $  3,582            3.30%
Savings accounts..........................................         516            13            2.52
NOW checking..............................................       6,804            52            0.76
Certificates..............................................     120,584         6,180            5.13
Jumbo certificates........................................      52,125         2,642            5.07
                                                              --------      --------
Total interest-bearing deposits...........................     288,520        12,469            4.32
                                                              --------      --------
FHLB advances.............................................      16,145           724            4.48
Subordinated notes........................................       7,489           695            9.28
Other.....................................................       2,710           143            5.28
                                                              --------      --------
Total interest-bearing liabilities/expense................     314,864        14,031            4.46
                                                              --------      --------
Business/personal checking................................      46,051
Other liabilities.........................................      13,960
Shareholders' equity......................................      25,303
                                                              --------
Total liabilities and shareholders' equity................    $400,178
                                                              ========
Net interest income.......................................                   $15,366
                                                                             =======
Net interest spread.......................................                     3.40%
                                                                               ====
Net interest margin.......................................                     4.11%
                                                                               ====


------------------

(1) Interest and principal balances pertaining to nonaccrual loans are not included for this analysis.

NONINTEREST INCOME

         Fueled by deposit service fees and other charges primarily incidental to business relationships, noninterest income grew 11.5% in 1996 compared to 1995, to $3.7 million compared to $3.3 million, respectively. Noninterest income in 1994 was $3.1 million. Excluding gains on sales of securities and loans, the improvement of "core" noninterest income (sustainable, recurring income derived from operations) from 1995 to 1996 was 18.8% compared to 11.4% from 1994 to 1995.

         Loan processing and servicing fees were $795,831 for 1996, $905,728 for 1995 and $805,171 for 1994. Commercial prepayment penalties accounted for the majority of the increase in 1995 compared to 1994. In 1996, loans that paid off prematurely were nearer to maturity, consequently the penalty fees were less than in 1995. Fees from loan servicing continue to decrease as the portfolio, $5.0 million at year end 1996, diminishes.

         Following a year of adjusting to a new third party provider and subsequent lower sales volume in 1995, investment product income improved 31.7% in 1996, contrasted to an 81.4% decrease from 1994 to 1995. While the total volume here is not yet significant, the trend is welcome and expected to continue.

         Notwithstanding steady improvement in noninterest income growth, its ratio to average assets remains less than peer. New business relationships, which generate deposit fees, are being added monthly. The investment product program is undergoing further refinement and sales have increased. In 1997, fee income will be more rigorously collected from every opportunity. These positive dynamics point to anticipated continued noninterest income improvement.

         The following table sets forth information regarding the Bank's noninterest income.

                                                          Year Ended                        Percent Change
                                               -------------------------------           --------------------
                                               1996          1995         1994           1995-96      1994-95
                                               ----          ----         ----           -------      -------
                                                                   (Dollars in Thousands)

Deposit service charges....................   $2,200        $1,639       $1,327            34.2%        23.5%
Loan processing and servicing fees.........      796           906          805           (12.1)        12.5
Security and loan gains....................      415           553          612           (25.0)        (9.6)
Investment product income..................       54            41          221            31.7        (81.4)
Other......................................      256           198          146            29.3         35.6
                                              ------        ------       ------
Total non-interest income..................   $3,721        $3,337       $3,111            11.5%         7.3%
                                              ======        ======       ======


NONINTEREST EXPENSE

         Noninterest expense increased in every area except taxes and supervisory fees, and totaled $21.6 million in 1996 compared to $15.9 million and $14.9 million in 1995 and 1994, respectively.

         The greatest area of increase in percentage terms was beyond control: the one time assessment to recapitalize the thrift insurance fund. This action, taken in the third quarter, brought federal insurance premiums to $3.1 million in 1996, up 242.5% over 1995. Future federal insurance costs, however, will be reduced by an anticipated amount in excess of $600,000 annually.

         Staff was added during 1996, particularly to meet the challenges of advanced technology and to bring customers higher levels of service and sophistication. More staff and standard merit increases for existing staff drove total compensation up 19.1% in 1996 compared to 1995. Total compensation was $8.7 million, $7.3 million and $6.9 million in 1996, 1995 and 1994, respectively. Additional staff requires more space and equipment. In addition to new purchases, existing personal computers were substantially upgraded in 1996 to accommodate higher level software applications. Thus, occupancy and equipment costs rose 37.2% from 1995 to 1996 compared to 22.3% from 1994 to 1995.

         The 58.3% advertising increase in 1996 compared to 1995 was a conscious, strategic decision considered an investment from which future, continued value could be derived. Sustained disruption in local banking services brought on by competitors' mergers and consolidations has provided an opportune competitive environment for several years. Aggressive, effective advertising was accelerated to gain further small business market share.

         Advertising expenses are, however, budgeted for significant reduction in 1997 from 1996 levels. Cross selling to the existing customer base will supplement advertising and lower the acquisition costs of new and expanded business.

         Professional fees, up 55.9% in 1996 compared to 1995 after a 39.5% reduction in 1995 compared to 1994, were largely the result of outside legal services, accounting and other consulting fees. Several special projects and audits were commissioned during 1996 to ensure compliance and enhance procedures.

         Supplies and printing and communication expenses were up 25.4% and 30.5% in 1996 compared to 1995. Every vendor supplying these services will experience more pressure in 1997 to discount prices and competitively bid for the Bank's business.

         There is plentiful opportunity and admitted need for improvement in noninterest expense. The two largest areas unrelated to compensation, namely federal insurance premiums and advertising, are slated for significant reductions in 1997. Assertive bargaining with vendors, prudent control of further staff increases and heightened accountability for cost control across all departments will also advance this initiative.

         The following table sets forth information regarding the Bank's noninterest expense.


                                                                  Year Ended               Percent Change
                                                     -------------------------------    --------------------
                                                       1996        1995        1994     1995-96      1994-95
                                                     ------      -------     -------    -------      -------
                                                                      (Dollars in Thousands)

Salaries.........................................    $ 6,843     $ 5,923     $ 5,570      15.5%         6.3%
Employee benefits................................      1,897       1,417       1,322      33.8          7.2
                                                     -------     -------     -------
    Total compensation expense...................      8,740       7,340       6,892      19.1          6.5
Occupancy and equipment..........................      2,530       1,844       1,508      37.2         22.3
Advertising......................................      1,050         663         866      58.3        (23.4)
Professional fees................................        265         170         281      55.9        (39.5)
Federal insurance................................      3,116         910         795     242.5         14.5
Taxes and supervisory fees.......................        340         390         388     (12.8)         0.5
Supplies and printing............................        563         449         322      25.4         39.4
Communication expense............................        591         453         431      30.5          5.1
Defaulted loan expense...........................        579         528         941       9.7        (43.9)
Other............................................      3,835       3,109       2,458      23.4         26.5
                                                     -------     -------     -------
    Total non-interest expense...................    $21,609     $15,856     $14,882      36.3%         6.5%
                                                     =======     =======     =======


INCOME TAXES

         Provisions for federal income tax for 1996, 1995 and 1994 were $390,749, $1.4 million and $978,750, respectively. The year to year differences reflected fluctuations in pre-tax earnings. Effective tax rates, computed by dividing the income tax provision by income before taxes, for 1996, 1995 and 1994 were 30.1%, 30.0% and 29.0%, respectively.

EARNING ASSETS

         Total loans increased 12.2% and totaled $419.9 million at year end 1996 compared to $374.3 million at year end 1995. With the exception of commercial real estate, all other loan categories grew by varying degrees, lease financing and commercial non-real estate the most dominant. Lease financing added $35.2 million and was, at year end 1996, the second largest portfolio segment at 23.2%. Equipment leases are purchased indirectly, primarily in pools, from local dealers and the demand for this financing is brisk. Commercial term loans and lines of credit increased 18.1% and represented 19.7% of the total loan portfolio at year end 1996. Smallest in both absolute dollars and percentage of portfolio, consumer loans nevertheless grew by 50.4% and totaled $18.7 million at year end 1996 compared to $12.4 million the previous year. For the most part, these are purchased pools of installment debt.

         Commercial mortgages were at their lowest level in five years at year end 1996, in both absolute dollars and as a percentage of the total portfolio. Residential mortgages also declined as a percentage of the total portfolio, albeit to a lesser degree. Residential and commercial construction during 1996 held relatively steady compared to 1995, with a $33.6 million portfolio at year end, up 8.4% from $31.0 million at year end 1995.

         In 1997 the Bank intends to continue its emphasis on lease financing, and, to a lesser degree, indirect consumer installment loans and residential construction. Commercial mortgages, one of the most profitable portfolios based on recent product analysis, including historical charge-off experience, may again become a more active investment area.

         Late in 1996, the ceiling of the highly automated small business line of credit was raised from $30,000 to $150,000. Still under review for credit quality, operating costs and efficiency, this product, when fully launched, should greatly appeal to the small business market and reduce commercial lending operating costs. In early 1997, an international department, opened under the auspices of a seasoned professional, began to service customers. Letters of credit and other forms of import/export financing will be in the portfolio mix for the first time in 1997. Both the expanded small business line of credit and new international department support efforts to attract new business relationships and contribute to future commercial loan growth.

         Investment securities, consisting of U.S. Government and agency issues, mortgage-backed securities and municipal bonds, totaled $49.3 million at year end 1996 compared to $52.4 million at year end 1995. For both years, all investment securities were classified available for sale.

         The following tables set forth information regarding the Bank's loan portfolio.

                                                                          At December 31,
                                ---------------------------------------------------------------------------------------------------
                                      1996                   1995              1994                1993                 1992
                                -----------------     ----------------   ----------------    -----------------    -----------------
                                Amount    Percent     Amount   Percent   Amount   Percent    Amount    Percent    Amount    Percent
                                ------    -------     ------   -------   ------   -------    ------    -------    ------    -------
                                                                       (Dollars in Thousands)

Commercial real estate......   $139,499      33.2%   $152,868    40.8%   $167,283    53.0%   $191,753     60.1%   $212,687     63.3%
Lease financing.............     97,518      23.2      62,270    16.6      32,491    10.3      20,065      6.3       9,809      2.9
Commercial..................     82,480      19.7      69,859    18.7      39,296    12.4      27,266      8.6      11,782      3.5
Residential mortgage........     48,031      11.4      45,833    12.3      42,598    13.5      60,384     18.9      86,691     25.9
Residential construction....     33,645       8.0      31,034     8.3      25,991     8.2      13,167      4.1       9,487      2.8
Consumer....................     18,688       4.5      12,422     3.3       8,299     2.6       6,426      2.0       5,284      1.6
                               --------     -----    --------   -----    --------   -----    --------    -----    --------    -----
Total loans.................   $419,861     100.0%   $374,286   100.0%   $315,958   100.0%   $319,061    100.0%   $335,740    100.0%
                               ========     =====    ========   =====    ========   =====    ========    =====    ========    =====

                                                                  Years Ended December 31,
                                                              -------------------------------
                                                              1996         1995          1994
                                                              ----         ----          ----
                                                                      (In Thousands)

Outstanding loan commitments.........................     $   3,300    $   6,100     $   7,500
Unused commercial line of credit commitments.........        40,700       36,000        15,200
Unused home equity commitments.......................        12,200       13,600        15,800
Undisbursed residential construction loans...........         9,400       12,100         6,500



                                                      At December 31, 1996
                                        -------------------------------------------------
                                         Within       One to         After
                                        One Year    Five Years    Five Years      Total
                                        --------    ----------    ----------     --------
                                                         (In Thousands)

Commercial real estate..............     $39,211     $  74,233      $26,055      $139,499
Lease financing.....................       2,790        94,192          536        97,518
Commercial..........................      11,924        29,549       41,007        82,480
Residential mortgage................       1,401        22,986       23,645        48,032
Residential construction............      21,361         3,328          118        24,807(1)
Consumer............................       1,658        11,447        5,583        18,688
                                         -------      --------      -------      --------
Total disbursed loans...............     $78,345      $235,735      $96,944      $411,024
                                         -------      --------      -------      --------

TOTAL LOANS ABOVE
Fixed rates.........................     $18,550      $163,416      $32,560      $214,526
Floating rates......................      59,795        72,319       64,384       196,498
                                         -------      --------      -------      --------
Total disbursed loans...............     $78,345      $235,735      $96,944      $411,024
                                         =======      ========      =======      ========

----------------

(1) Does not include $8,838 of residential construction loans which were not disbursed at December 31, 1996.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

         Consistent with expectations for higher provisions reported here last year, the provision for loan losses was $2.4 million in 1996 compared to $1.1 million and $220,000 in 1995 and 1994, respectively. Charge-offs against the reserve in 1996, 1995 and 1994, net of recoveries , were $2.1 million, $1.6 million and $562,078, respectively.

         At year end 1996, the allowance as a percentage of total loans was 0.76%, compared to 0.78% at year end 1995 and 1.09% at year end 1994. Net charge-offs to average loans outstanding were 0.58%, 0.49% and 0.19% for the years ended 1996, 1995 and 1994, respectively.

         Commercial (non real estate) and lease financing experienced the greatest losses. Commercial charge-offs in 1996 were $953,199 and lease financing charge-offs were $876,513. In 1995, commercial and lease financing charge-offs were $217,471 and $1,125,961, respectively. The lease financing portfolio did, however, have the greatest amount of recoveries in 1996 of any portfolio with $162,353 compared to $20,025 in 1995.

         Losses on transaction accounts, primarily business checking, were up significantly and totaled $423,620 in 1996 compared to $181,071 and $73,537 in 1995 and 1994, respectively.

         Real estate charge-offs in 1996, 1995 and 1994, both commercial and residential, were the lowest of any portfolios.

         The lease financing and commercial portfolios have grown rapidly in recent years as the real estate concentration, both commercial and residential, has diminished. Liquidation value on non-real estate collateral is less secure, hence the contrast between historical low charge-off experience. Similarly, during the same period, business deposit relationships have been the fastest growing deposit category, bringing with them increased transactional losses.

         Measures to control future loan losses include stronger underwriting standards, a new automated collection system, suspension and probation of lease dealers whose paper exhibits unacceptable levels of delinquency and loss, greater scrutiny of new deposit customers and ongoing analysis of where, how and by whom losses are being perpetrated.

         The following table sets forth information regarding the Bank's allowance for loan losses.

                                                                   For the Year Ended December 31,
                                                     ------------------------------------------------------------
                                                      1996         1995          1994         1993         1992
                                                     ------       ------        ------       ------      --------
                                                                        (Dollars in Thousands)

Balance at beginning of period...............        $2,930       $3,453        $3,795       $4,199        $4,142
Provision for losses.........................         2,410        1,051           220          180           290

CHARGE-OFFS
  Commercial real estate.....................            42          172           ---          ---           183
  Lease financing............................           877        1,126           438          273           ---
  Commercial.................................           953          218           119           45           ---
  Residential mortgage.......................             9          ---           ---          126            15
  Consumer...................................           553          243           223          228            39
                                                     ------       ------        ------       ------      --------
Total charge-offs............................         2,434        1,759           780          672           237

RECOVERIES
  Commercial real estate.....................             9           17           143          ---           ---
  Lease financing............................           163           20             2           85           ---
  Commercial.................................            60           37            45          ---           ---
  Residential mortgage.......................           ---            1             1            1           ---
  Consumer...................................            62          110            27            2             4
                                                     ------       ------        ------       ------      --------
Total recoveries.............................           294          185           218           88             4
                                                     ------       ------        ------       ------      --------
Net charge-offs..............................         2,140        1,574           562          584           233
                                                     ------       ------        ------       ------      --------
Balance at end of period.....................        $3,200       $2,930        $3,453       $3,795        $4,199
                                                     ======       ======        ======       ======      ========

Allowance as a percentage of:
  Total loans................................          0.76%        0.78%         1.09%        1.19%         1.25%
  Nonperforming assets.......................         86.89        30.67        121.03        76.10         56.29
  Net charge-offs............................        149.53       186.15        614.41       649.83      1,802.15
Net charge-offs to:
  Average loans outstanding..................          0.58         0.49          0.19         0.18          0.07

DEPOSITS AND BORROWED FUNDS

         Total deposits rose only slightly from year end 1995 to year end 1996, from $399.9 million to $401.9 million. However, meaningful shifts took place within the individual deposit categories.

         Business checking deposits climbed 18.1% to $107.0 million at year end 1996 from $90.6 million at year end 1995. These relationships remain attractive due to their positive effect on both net interest margin and fee income. At 26.6% of the deposit portfolio, this segment is now the second largest deposit classification. Personal checking and savings, though smallest in absolute dollars, grew 19.7% in 1996 and these accounts contribute to the benefit of lower interest cost and fees as well.

         Behind checking accounts, variable rate money market accounts are the next most valuable deposit category and balances here grew 16.1%, climbing from $120.8 million at year end 1995 to $140.2 million at year end 1996.

         While business relationships have been and remain the primary focus in recent years, more effective cross selling to this same group is producing additional money market balances.

         Higher cost certificates of deposit, jumbo and retail, declined. Less aggressive pricing for these costly deposits resulted in a 22.7% reduction in the jumbo certificate portfolio and a 17.3% reduction in retail certificates from year end 1995 to 1996. A conscious decision to materially reduce the level of municipal deposits was reached in 1996; competition for these deposits proved too costly. In addition, contrary to original expectations, lower cost checking accounts and money market savings from the municipal money managers were not forthcoming.

         Certificate account balances should continue to decline in 1997. A large pool (approximately $8.0 million) of long term (10 year) 10.0% certificates mature and it is likely the majority of these depositors will seek investments with yields superior to today's certificate rates.

         Ideally, and to the extent possible without taxing liquidity, replacing certificates with lower cost demand deposits and money market balances would vastly help bring the cost of funds in line with peer.

         Short term borrowings are FHLB advances and repurchase agreements used to supplement liquidity to meet loan demand. At December 31, 1996, of the total $53.6 million in this category, $43.6 million matured in January 1997. The remaining $10.0 million matures in May 1997. At year end 1995, total short term borrowings were $45.3 million. Advances are collateralized by FHLB stock, first mortgage loans under a specific lien arrangement and designated portfolio securities. Repurchase agreements are collateralized by U.S. Government treasury and agency securities.

         The following tables set forth information regarding the Bank's deposits.



                                                                At December 31,
                                         --------------------------------------------------------------
                                                1996                 1995                   1994
                                         ------------------   -------------------   -------------------
                                                            (Dollars in Thousands)

Business checking...................     $106,977    23.5%    $  90,641     20.4%    $  59,818     15.5%
Money market savings................      140,209    30.8       120,794     27.1       104,127     27.1
Personal checking and savings.......       12,021     2.6        10,044      2.3         8,226      2.1
Jumbo certificates..................       68,786    15.1        89,034     20.0        87,471     22.8
Retail certificates.................       73,897    16.2        89,353     20.1        93,673     24.3
                                         --------   -----      --------    -----      --------    -----
Total deposits......................      401,890    88.2       399,866     89.9       353,315     91.8
                                         --------   -----      --------    -----      --------    -----
Short-term borrowings...............       53,613    11.8        45,275     10.1        31,568      8.2
                                         --------   -----      --------    -----      --------    -----
Total sources of funds..............     $455,503   100.0%     $445,141    100.0%     $384,883    100.0%
                                         ========   =====      ========    =====      ========    =====


                                                             At December 31, 1996
                                                   -------------------------------------------
                                                   Less than $100,000    Greater than $100,000
                                                   ------------------    ---------------------
                                                             (Dollars in Thousands)

Three months or less............................         $14,957                 $41,877
Over three months to six months.................          15,170                  19,134
Over six months to twelve months................          17,839                  13,080
Over twelve months..............................          17,368                   3,258
                                                        --------                 -------
Total...........................................         $65,334                 $77,349
                                                         =======                 =======


LIQUIDITY

         Liquidity refers to readily available funds to meet the needs of borrowers and depositors. Levels of liquidity are closely monitored in conjunction with loan funding requirements and deposit outflows. Adequate liquidity protects institutions from raising funds under duress at excessive expense and provides a necessary cushion for occasional unpredictable aberrations in demand. While adequate liquidity is imperative, excessive liquidity in lower yielding cash investments or other easily marketable assets reduces potential interest income. Thus, an appropriate balance must be maintained to protect the institution and at the same time, prudently maximize income opportunities.

         Sources of liquidity from both assets and liabilities include deposits at the FRB, securities available for sale, loan repayments and maturities, time deposits at the FHLB, core deposits, FHLB advances, repurchase agreements and subordinated capital notes.

         Liquid assets at year end 1996 were $82.0 million compared to $120.7 million at year end 1995. Liability sources of liquidity were $455.5 million at year end 1996 compared to $445.1 million at year end 1995.

         The following table sets forth information regarding the Bank's investment securities, all of which are classified by the Bank as available for sale.



                                                                                    At December 31, 1996
                                                 -------------------------------------------------------------------------------
                                                                                                       Maturing

                                                    Within 1 Year          1-5 Years             5-10 Years         + 10 Years
                                                 ------------------   -----------------   -------------------   ----------------
                                                  Cost      Yield       Cost    Yield         Cost     Yield      Cost     Yield
                                                 --------  --------   -------  --------    --------   -------   -------- -------
                                                                              (Dollars in Thousands)

Mortgage-backed securities....................    $   381    7.43%    $10,964     6.68%    $    ---      ---%   $  ---      ---%
U.S. government and agency securities.........      1,332    6.65      33,721     6.01          ---      ---       ---      ---
Municipal securities..........................        ---     ---         ---      ---        1,969     7.44     $ 676     7.43
                                                   ------             -------                ------               ----
Total.........................................     $1,713    6.82%    $44,685     6.17%      $1,969     7.44%    $ 676     7.43%
                                                   ======             =======                ======               ====



                                                              At December 31, 1996
                                                    ------------------------------------------
                                                                                 Weighted
                                                     Amortized        Fair        Average
                                                        Cost         Value     Maturity (Years)
                                                    -----------   ---------   ----------------


Mortgage-backed securities.......................      $11,345      $11,405         2.32
U.S. government and agency securities............       35,053       35,214         2.20
Municipal securities.............................        2,645        2,724         8.10
                                                       -------      -------
Total............................................      $49,043      $49,343         2.54
                                                       =======      =======

CAPITAL

         Shareholders' equity at year end 1996 was $30.3 million compared to $30.9 million at year end 1995. An unrealized loss on securities available for sale compared to an unrealized gain (net of tax), and cash and common stock dividends insufficiently offset by net income in 1996 compared to 1995, were the reasons for the slight decrease in shareholders' equity from 1995 to 1996.

         Capital levels mandated by federal banking agencies are presented under Regulatory Accepted Accounting Principles ("RAAP"). For determination of capital adequacy, the accounting treatment of loan interest accruals, unrealized gains and losses on securities, and other issues, are not identical under Generally Accepted Accounting Principles ("GAAP") and RAAP. Under RAAP, shareholders' equity was $29.5 million.

         The Office of the Comptroller of the Currency ("OCC") measures three separate levels of capital under RAAP: Total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets. The minimum accepted ratios for these three capital levels are 8.00%, 4.00% and 4.00%, respectively. Institutions with capital levels equal to 10.00%, 6.00% and 5.00%, respectively, for each of these measurements, are classified as "well capitalized", the highest of five designations, by the OCC. At December 31, 1996, all three OCC capital levels for the "well capitalized" classification were again exceeded.

         Cash dividends at $0.24 for 1996 were consistent with recent years and once again, a 5% common stock dividend was also awarded investors. Due to lower net income resulting from the one time assessment to recapitalize the FDIC insurance fund, the dividend payout ratio of 83.3% for 1996 is abnormally high. Barring unforeseen occurrences, cash dividend payout ratios should return to the range of 20.0% - 25.0% in 1997. Tangentially, a well-received dividend reinvestment plan was installed in late 1996 allowing shareholders to cost effectively increase their equity position. See Note 7 of Notes to Consolidated Financial Statements herein.

         The following table sets forth information regarding the Bank's regulatory capital. See Note 7 of Notes to Consolidated Financial Statements herein.

                                                                    At December 31,
                                                            -------------------------------
                                                            1996         1995          1994
                                                            ----         ----          ----
                                                                    (In Thousands)
TIER 1
Common equity........................................     $29,480      $30,931       $25,935
Unrealized (gain)/loss on securities available
 for sale, net of tax................................        (198)        (976)        1,188
                                                          -------      -------       -------
Adjusted common equity...............................      29,282       29,955        27,123
Less: Disallowed intangibles.........................         (76)         (87)         (100)
                                                          -------      -------       -------
Total tier 1 capital.................................      29,206       29,868        27,023
                                                          -------      -------       -------

TIER 2
Qualifying subordinated capital notes................       7,475        7,475         7,480
Eligible allowance for losses........................       3,650        2,930         3,453
                                                          -------      -------       -------
Total tier 2 capital.................................      11,125       10,405        10,933
                                                          -------      -------       -------
Total risk-based capital.............................     $40,331      $40,273       $37,956
                                                          =======      =======       =======

OTHER EARNING ASSETS

         Short-term investments and interest-earning deposits held with the FHLB of Indianapolis comprise the majority of other earning assets. Membership in the FHLB has been maintained subsequent to the commercial bank conversion in September 1991 and this membership has served both investment and borrowing needs. Interest earning FHLB time deposits at year end 1996 were $3.6 million compared to $37.3 million at year end 1995. Average yields on these deposits were 4.74% and 5.39%, respectively.

         Investing in FHLB stock is a membership requirement and at December 31, 1996, this investment totaled $5.2 million compared to $4.5 million at year end 1995. Due to also being a member of the FRB, $772,450 and $716,250 in FRB stock was held at year end 1996 and 1995, respectively. The blended dividend yields on the FHLB and FRB stock investments were 7.58% and 7.54% for 1996 and 1995, respectively. Total dividends and interest received on these earning assets in 1996 were $1.1 million, compared to $1.0 million in 1995 and $1.1 million in 1994.

INTEREST RATE SENSITIVITY

         As the predominant source of revenue, net interest income merits protection and enhancement through active asset and liability management. Interest rate risk is generally determined by the comparative levels of assets and liabilities subject to repricing during the same time periods. Pre-payment assumptions, competitive pressures, historical patterns and economic forecasts should be viewed in tandem with any point in time analysis, thus adding to the challenge of properly aligning both portfolios to not only protect, but maximize future net interest income opportunities.

         The current internal policy states that the difference between repricing assets and liabilities within a cumulative twelve month time period must be no greater than 10% of total assets. At December 31, 1996, this difference, or "gap" was 8.8% in favor of liabilities; there was a cumulative amount of $41.6 million more deposits and other borrowings maturing and repricing within twelve months, than there were loans, securities and other assets. The majority of both repricing liabilities and assets were within 0-3 months of December 31, 1996.

         Loans which mature and renew in the first half of 1997 should do so at rates consistent or slightly higher than previous terms. Conversely, a large pool of long term (10 year), relatively high interest rate (10.0%) deposits mature within the first six months of 1997. Those of this pool which renew will reprice considerably lower than 10.0%. Net interest income should thus improve further as loan yields maintain and deposit costs drop.

         Beyond the benefit of this current portfolio dynamic, the majority of both the asset and liability portfolios are either adjustable, tied to a widely accepted market index, or relatively short term (five years or less). Thus, significant pools are available for repricing to current market conditions on an ongoing basis.

         The Federal Financial Institutions Examination Council ("FFIEC") revised the Uniform Financial Institutions Rating System ("UFIRS") to include a sixth component specifically addressing sensitivity to market risk. Effective January 1, 1997, federal bank examiners will review a bank's exposure to foreign exchange risk, trading risk and interest rate risk as part of their evaluation. Interest rate risk management will be the primary issue in the evaluation of most banks' sensitivity to market risk, since foreign exchange and trading risk exposure is generally inconsequential for the majority of institutions. Examiners are expected to concentrate on the risk management process rather than the actual level of interest rate risk. Specifically, an institution's grade on this component will be based upon how well it can identify, measure, monitor and control its interest rate risk.

         The following table sets forth information regarding the Bank's interest rate sensitivity.


                                                                           At December 31, 1996
                                             ----------------------------------------------------------------------------------
                                                 0-3           3-6           6-12           1-5         Over 5
                                               Months         Months        Months         Years         Years          Total
                                             ---------       --------      --------       -------      ---------       --------
                                                                           (Dollars in Thousands)
ASSETS
Interest-bearing deposits                    $   3,718     $      ---        $ ---       $    ---          $ ---       $  3,718
Securities                                         ---            ---         1,712        44,902          2,429         49,043
Federal Home Loan Bank and
 Federal Reserve Bank stock                      5,926            ---           ---           ---            ---          5,926
Loans                                          192,928         23,466        16,897        69,317         10,898        313,506
Lease financing                                  9,904          9,153        16,836        61,430            195         97,518
                                             ---------       --------       -------       -------      ---------       --------
Total rate sensitive assets (RSA's)            212,476         32,619        35,445       175,649         13,522        469,711
                                             ---------       --------       -------       -------      ---------       --------
LIABILITIES
Savings and time deposits                       64,240         33,210        30,837        19,946        113,448        261,681
Money market deposits                          140,209            ---           ---           ---            ---        140,209
Short-term borrowings                           53,613            ---           ---           ---            ---         53,613
Long-term borrowings                               ---            ---           ---           ---          7,475          7,475
                                             ---------       --------       -------       -------      ---------       --------
Total rate sensitive liabilities (RSL's)       258,062         33,210        30,837        19,946        120,923        462,978
                                             ---------       --------       -------       -------      ---------       --------
Interest sensitivity GAP (RSA's-RSL's)         (45,586)          (591)        4,608       155,703       (107,401)         6,733
                                             ---------       --------       -------       -------      ---------       --------
Cumulative interest sensitivity GAP            (45,586)       (46,177)      (41,569)      114,134          6,733            ---
                                             ---------       --------       -------       -------      ---------       --------
Cumulative sensitivity GAP to
 total rate sensitive assets                      (9.7)%         (9.8)%        (8.8)%        24.3%           1.4%


NONACCRUAL LOANS AND REAL ESTATE OWNED

         Nonaccrual loans and real estate owned decreased by 61.5% from year end 1995 to year end 1996, falling from $9.6 million to $3.7 million. The single largest nonaccrual loan present at year end 1995, a $2.35 million apartment project, was sold. Charge-offs to the allowance for loan losses were aggressive, particularly in the commercial non-real estate and lease financing portfolios. A portion of one large commercial credit ($900,000) was transferred from nonaccrual in 1995 to real estate owned in 1996 as was a significant residential property ($440,000).

         The following table sets forth information regarding the Bank's nonaccrual loans and real estate owned.



                                                                    At December 31,
                                                   --------------------------------------------------
                                                    1996       1995       1994       1993       1992
                                                   ------     ------     ------     ------     ------
                                                                 (Dollars in Thousands)

NONACCRUAL LOANS
Commercial real estate ........................    $  309     $4,394     $  266     $  337     $1,073
Lease financing ...............................        --        360        879        155          2
Commercial ....................................     1,894      3,744        358         69         --
Residential mortgage ..........................        --        715        635        813        294
Consumer ......................................        --        135         25         97        163
                                                   ------     ------     ------     ------     ------
Total .........................................     2,203      9,348      2,163      1,471      1,532
Restructured loans ............................        --         --         --      1,407      2,814
                                                   ------     ------     ------     ------     ------
Total nonaccrual loans ........................     2,203      9,348      2,163      2,878      4,346
                                                   ------     ------     ------     ------     ------

IN-SUBSTANCE FORECLOSURE
Commercial real estate ........................        --         --         --         --      1,597

REAL ESTATE OWNED
Commercial real estate ........................       929         --        554      1,762      1,003
Residential mortgage ..........................       443         --         --        123        508
                                                   ------     ------     ------     ------     ------
Total in-substance foreclosure and real
 estate owned .................................     1,372         --        554      1,885      3,108
Other repossessed assets ......................       108        206        136        224          6
                                                   ------     ------     ------     ------     ------
Total nonaccrual loans and real estate owned...    $3,683     $9,554     $2,853     $4,987     $7,460
                                                   ======     ======     ======     ======     ======

Total nonaccrual loans and real estate
owned as a percentage of:
  Total assets ................................      0.74%      1.96%      0.67%      1.28%      1.91%
  Loans and real estate owned .................      0.93       2.70       0.94       1.60       2.21

                                    BUSINESS

         Franklin is a national bank headquartered in Southfield, Michigan. The Bank conducts its business through a network of three regional banking offices which generally offer traditional banking services and one business center office catering exclusively to small and medium sized business customers. The Bank was founded in 1983 as a savings institution and converted to a national bank in 1991.

         The Bank's deposit gathering and lending activities reflect the Bank's business strategy of primarily serving the substantial number of small to medium-sized businesses and affluent individual customers in its primary market areas, Oakland County and the Grosse Pointe communities in Michigan. These areas are, generally, among the more affluent areas of the Detroit metropolitan area.

         The Bank attracts its target group of small to medium-sized businesses and affluent individual customers through the promotion of select products and services, including commercial checking accounts, business lines of credit, term loans and equipment lease financing. The Bank competes aggressively for this business through a systematic program of direct calling on both customers and referral sources such as attorneys, accountants and business people. The Bank's program is enhanced because of its well-established network of existing relationships, which have been created over the years in the area's business community and because of the years of banking experience of its senior personnel.

         The Bank's strategy is designed to reduce its overall cost of funds, improve net interest margins, minimize risk, diversify its loan portfolio, increase fee income and minimize branch related costs. Management believes that its business strategy has been enhanced by recent bank mergers and acquisitions in its market area which have reduced the level of competition. Further, management believes that the resulting larger institutions are no longer as focused on serving small to medium-sized businesses and that the Bank is uniquely situated to serve these customers.

LENDING ACTIVITIES

         Loan Portfolio Composition. The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts and percentages, by type of loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Earning Assets" for five year historical information.



                                                       At                                      At December 31,
                                                  September 30,     ----------------------------------------------------------------
                                                     1997                     1996                  1995                1994
                                             --------------------   ----------------------------------------------------------------
                                               Amount    Percent      Amount     Percent      Amount    Percent    Amount    Percent
                                             ---------   --------   ----------   -------     ---------  -------   ---------  -------
                                                                                (Dollars in Thousands)

Commercial real estate ...................   $ 106,320    25.5%      $ 139,499    33.2%    $ 152,868     40.8%    $ 167,283    53.0%
Lease financing ..........................     128,357    30.8          97,518    23.2        62,270     16.6        32,491    10.3
Commercial ...............................      80,512    19.3          82,480    19.7        69,859     18.7        39,296    12.4
Residential mortgage .....................      48,794    11.7          48,031    11.4        45,832     12.3        42,597    13.5
Residential construction .................      32,991     7.9          33,645     8.0        31,034      8.3        25,991     8.2
Consumer .................................      19,680     4.8          18,688     4.5        12,422      3.3         8,299     2.6
                                             ---------   -----       ---------   -----     ---------    -----     ---------   -----
Total loans ..............................     416,654   100.0%        419,861   100.0%      374,285    100.0%      315,957   100.0%
                                                         =====                   =====                  =====                 =====

Less
  Undisbursed funds ......................       8,697                   8,837                10,598                 6,737
  Amounts due on underlying mortgages
    on commercial real estate loans ......         ---                     364                   479                   653
  Unamortized discounts on purchased
    loans .................................        204                     156                   140                   251
  Unamortized discounts on lease
    financing .............................     17,637                  14,338                 9,196                 4,544
  Unamortized net loan expense ...........          34                      28                    11                   (99)
                                             ---------               ---------             ---------             ----------
Loans Receivable..........................     390,046                 396,138               353,861               303,871
Allowance for loan losses ................       2,754                   3,200                 2,930                 3,453
                                             ---------               ---------             ---------             ----------
Net loans ................................   $ 387,292               $ 392,938             $ 350,931             $ 300,418
                                             =========               =========             =========             =========

         Commercial Real Estate Lending. The Bank has historically originated permanent loans secured by commercial real estate and, to a significantly lesser extent, land development loans. Essentially all commercial real estate loans originated by the Bank to date have been secured by real property located in Michigan. See "Risk Factors--Risks Associated with Lending Generally."

         The Bank's commercial real estate loans generally are for terms of five to ten years with 25 year amortization periods, generally have loan-to-value ratios of up to 80% of the appraised value of the security property, and are typically secured by full or partial personal guarantees of the borrowers. At September 30, 1997, approximately 45.1% of the Bank's commercial real estate loan portfolio had adjustable rates. Of these 54.5% are tied to prime and adjust daily and 45.5% are tied to a treasury index and adjust semi-annually.

         At September 30, 1997, the Bank's largest commercial real estate loan was a $4.2 million loan secured by a multi-family project located in Ingham County, Michigan. The Bank had only three other commercial real estate loans in excess of $2.5 million at such date. At September 30, 1997, all of these loans were performing in accordance with their payment terms.

         The following table shows the composition of the Bank's commercial real estate loans at September 30, 1997. See "Non-Performing Assets and Risk Elements."


                                           Loans        Percentage         Amount
                                        Outstanding      of Total      Non-Performing
                                        -----------     ----------     --------------
                                                  (Dollars in thousands)

Multifamily residential ..............    $ 26,437         24.9%           $     --
Retail (shopping center) .............      23,846         22.4                 841
Neighborhood office ..................      20,675         19.5                 ---
Light industrial .....................      16,811         15.8                 952
Mobile home parks and nursing homes ..       3,229          3.0                  --
Other ................................      15,322         14.4                 ---
                                          --------        -----            --------
Total commercial real estate loans ...    $106,320        100.0%           $  1,793
                                          ========        =====            ========

         Commercial real estate lending entails potential risks which are not inherent in other types of lending. These potential risks include the concentration of principal in a limited number of loans and borrowers, the effects of a decline in commercial real estate values on property collateralizing the loan, and the effects of a decline in general economic conditions on income producing properties. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed, or a bankruptcy court modifies a lease term, or a major tenant is unable to fulfill its lease obligations), the borrower's ability to repay the loan may be impaired. See also "Risk Factors -- Risks Associated with Loans Generally."

         Lease Financing. The Bank regularly purchases small-ticket lease loans from over a dozen equipment lease dealers. Purchases occur on a loan by loan basis or through the purchase of pools of lease loans. The leases are originated by the various lease dealers to small businesses, municipalities and other entities usually located in Southeastern Michigan and, to a lesser extent, outside the state of Michigan. By dollar volume, 85% of the lease loans are located in Michigan.

As of September 30, 1997, the portfolio had grown to $128.4 million. The Bank does not originate any lease loans on a direct basis.

         Typically, the Bank's lease loans are for shorter durations (usually less than 60 months) and higher yields than other commercial loans. The lease loans are generally secured by the collateral financed and guaranteed by the lessee and/or related third parties. The equipment securing the Bank's lease financing includes such items as computer equipment, telephone systems, medical equipment, transportation equipment, office equipment and machine tools. The average size indirect lease loan is $25,000.

         The lease financing done by the Bank is not to be confused with direct leasing. Under a direct lease, the leasing company acts as lessor and actually owns the equipment, leases it to a third party and takes back the equipment at the end of the lease and assumes the accompanying residual risk. Under the Bank's lease loans, the Bank will not be the lessor, but rather the Bank will be a funding source to the leasing company ("Lessor"). The Bank will make a loan to the Lessor based on the discounted value of the lease payment stream and will take an assignment of the lease payments which will then be made directly to the Bank. The Lessor continues to own the equipment and assumes the residual risk, which means that the Bank is not dependent on the residual value of the equipment at the end of the lease loan term to realize its expected rate of return. The Bank simply discounts a stream of payments and services the loan.

         Lease loans typically involve a higher degree of risk than other types of commercial loans and are made based primarily on the perceived ability of the business to repay the loan from operations, rather than on the value of the collateral. See also "Risk Factors--Risks Associated with Lending Generally."

         Commercial Lending. The Bank's commercial lending activities encompass loans with a variety of purposes and security, including loans to finance accounts receivable, inventory and equipment. At September 30, 1997, the Bank had 50 standby letters of credit outstanding, in an aggregate amount of $4.2 million. Generally, the Bank's commercial business lending has been limited to borrowers headquartered, or doing business, in the Bank's market area.

         The Bank originates both secured and unsecured commercial loans to small and medium-sized businesses located in Southeastern Michigan. The loans include term loans, lines of credit, documentary and standby letters of credit and a proprietary unsecured product known as "Express Cash" lines of credit. The Bank does not purchase any commercial loans.

         The term loans, lines of credit and letters of credit are generally originated on a secured basis with interest rates tied to the prevailing prime interest rate. Collateral consists of accounts receivable, inventory, specific equipment and other designated business assets. All such loans typically are wholly or partially personally guaranteed by the business owner or related parties.

         The "Express Cash" line of credit is available to the Bank's qualified business checking account customers in amounts up to $150,000. These loans are unsecured to borrowers at higher rates than are charged other types of business borrowers. Each customer is guaranteed a 24 hour loan review process.

         Commercial loans involve significant risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. See also "Risk Factors--Risks Associated with Lending Generally."

         Residential Mortgage Lending. In May 1996, the Bank ceased soliciting residential mortgage loan originations; however, from time to time the Bank will make such loans to existing customers. Franklin's existing residential mortgage loan portfolio, by dollar value, consists of approximately 50% fixed rate mortgage loans and 50% adjustable rate mortgage ("ARM") loans. The Bank's ARM loans generally amortize over 30 years with rate adjustments every year during the term of the loan. The Bank's fixed-rate loans were originated with a term of up to 30 years. The majority of the Bank's fixed-rate residential loans by dollar amount have terms of five years or less with amortization periods of up to 30 years. Loan to value ratios on residential mortgage loans originated by the Bank typically did not exceed 80%, unless mortgage insurance was obtained.

         Residential Construction Lending. Through its subsidiary, Franklin Home Lending Group, Inc., the Bank makes construction loans to builders and developers for the construction of one- to four-family residences in the Bank's lending market area. To a lesser extent, the Bank also makes construction loans on single-family residences to individuals who will ultimately be the owner-occupier of the house. Substantially all of the Bank's construction loans have been originated with adjustable rates of interest and have terms of eighteen months or less. Construction loans generally have a maximum loan-to-value ratio of 80%. The Bank obtains personal guarantees for all of its construction loans.

         The Bank's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value upon completion of the project and the estimated cost (including interest) of the project. If the estimate of construction cost proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed in order to permit completion of the project. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment. When loan payments become due, borrowers may experience cash flow from the property which is not adequate to service total debt. In such cases, the Bank may be required to modify the terms of the loan. See "--Loan Delinquencies."

         Consumer Lending. The Bank originates a limited amount of consumer loans. Consumer loans originated by the Bank are offered at fixed and adjustable rates of interest.

         Consumer loans generally entail greater risk than do mortgage loans, since many consumer loans are typically unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

LOANS TO ONE BORROWER

         Under federal law, the aggregate amount of loans that the Bank is permitted to make to any one borrower is generally limited to 15% of unimpaired capital and surplus, plus an additional 10% for consumer installment loans. At September 30, 1997, the Bank's loans to one borrower limit was approximately $6.3 million at the 15% level and $10.6 million including additional consumer installment loans. See "Regulation". At September 30, 1997, the Bank had no loans to one borrower in excess of its lending limit. The Bank's four largest loans to one borrower or a group of related borrowers at September 30, 1997 totaled $4.6 million, $4.4 million, $4.2 million and $4.0 million, and the Bank had only two other loan concentrations in excess of $3.0 million at such date. At September 30, 1997, all of the foregoing loans were performing in accordance with their terms.

LOAN DELINQUENCIES

         The following table sets forth information concerning delinquent loans at September 30, 1997. The amounts presented represent the total remaining principal balances of the related loans (before reserves for losses), rather than the actual payment amounts which are overdue.


                                                       Loans Delinquent for:
                                -----------------------------------------------------------------
                                   30-59 Days            60-89 Days          90 Days and Over           Total
                                -----------------     -----------------     -----------------     -----------------
                                Number     Amount     Number     Amount     Number     Amount     Number     Amount
                                ------     ------     ------     ------     ------     ------     ------     ------

                                                               (Dollars in thousands)

Commercial real estate .....        3    $   574          4    $   787          3    $ 1,793         10    $ 3,154
Lease financing ............      121      1,824         54        843         36        655        211      3,322
Commercial .................       34      2,612         12        529         14      2,587         60      5,728
Residential mortgage .......        9        341          3          7          7      1,145         19      1,493
Residential construction ...        6      1,659         --         --          3        319          9      1,978
Consumer ...................      143        472         52        156          7         15        202        643
                              -------    -------    -------    -------    -------    -------    -------    -------
   Total ...................      316    $ 7,482        125    $ 2,322         70    $ 6,514        511    $16,318
                              =======    =======    =======    =======    =======    =======    =======    =======


NONPERFORMING ASSETS AND RISK ELEMENTS

         Nonaccrual loans are loans where, in the opinion of management, reasonable doubt exists as to the full, timely collection of interest or principal. Generally loans are placed on nonaccrual status when either principal or interest is 90 days or more past due. The Bank generally places these loans on a nonaccrual status unless some payments on the loan are being made, management believes the loan will be brought current in the near term and such loans are well secured and in the process of collection. Interest on loans is generally accrued daily based on the principal balance outstanding. However, when a loan is placed on nonaccrual status, the accrual of interest income is discontinued and uncollected accrued interest is charged against current income.

         For the nine months ended September 30, 1997 and the year ended December 31, 1996, the Bank would have recorded interest income of $262,000 and $297,000, respectively, if nonaccrual and restructured loans had performed in accordance with their original terms. The Bank recognized $9,000 and $108,000, respectively, of interest income on these loans in the 1997 and 1996 periods.

         The following table sets forth the amounts and categories of risk elements in the Bank's loan portfolio:


                                                                       At December 31,
                                      At September    ----------------------------------------------------
                                          30,
                                         1997        1996       1995        1994        1993        1992
                                       -------     -------     -------     -------     -------     -------
                                                                    (Dollars in Thousands)
ACCRUING LOANS PAST DUE 90
 DAYS OR MORE
Commercial real estate ...........     $ 1,793     $ 6,387     $ 1,182     $ 3,398     $ 3,616     $    --
Lease financing ..................         655       1,240         120         250         146          --
Commercial .......................       2,587       2,685         742         838          26          --
Residential mortgage .............       1,464         929         141         194         233         667
Consumer .........................          15         354          73          57         156          47
                                       -------     -------     -------     -------     -------     -------
Total ............................       6,514      11,595       2,258       4,737       4,177         714
                                       -------     -------     -------     -------     -------     -------

NONACCRUAL LOANS
Commercial real estate ...........          --         309       4,394         266         337       1,073
Lease financing ..................          --          --         360         879         155           2
Commercial .......................         834       1,894       3,744         358          69          --
Residential mortgage .............          --          --         715         635         813         294
Consumer .........................          --          --         135          25          97         163
                                       -------     -------     -------     -------     -------     -------
Total ............................         834       2,203       9,348       2,163       1,471       1,532

Restructured loans ...............          --          --          --          --       1,407       2,814
                                       -------     -------     -------     -------     -------     -------
Total nonperforming loans ........       7,348      13,798      11,606       6,900       7,055       5,060
                                       -------     -------     -------     -------     -------     -------

IN-SUBSTANCE FORECLOSURE
Commercial mortgage ..............          --          --          --          --          --       1,597

REAL ESTATE OWNED
Commercial real estate ...........       2,463         929          --         554       1,762       1,003
Residential mortgage .............         136         443          --          --         123         508
                                       -------     -------     -------     -------     -------     -------
Total in-substance foreclosure
 and real estate owned ...........       2,599       1,372          --         554       1,885       3,108
Other repossessed assets .........         487         108         206         136         224           6
                                       -------     -------     -------     -------     -------     -------
Total nonperforming assets .......     $10,434     $15,278     $11,812     $ 7,590     $ 9,164     $ 8,174
                                       =======     =======     =======     =======     =======     =======

Total nonperforming assets as
a percentage of:
  Total assets ...................        2.19%       3.08%       2.42%       1.78%       2.35%       2.09%
  Loans and real estate owned ....        2.67        3.63        3.16        2.40        2.86        2.41

Total nonaccrual loans and real
estate owned as a percentage of:
  Total assets ...................        0.72%       0.74%       1.96%       0.67%       1.28%       1.91%
  Loans and real estate owned ....        1.82        0.93        2.70        0.94        1.60        2.21

         Included in accruing loans delinquent 90 days or more are the following loans: one commercial real estate loan totaling $626,000 which was paid in full during October 1997; two commercial loans totaling $1.6 million; and one residential mortgage loan totaling $950,000.

         The two commercial loans had an outstanding balance as of September 30, 1997 of $1.3 million and $300,000. The $1.3 million commercial loan has been restructured and is currently performing in accordance with its repayment terms. With respect to the commercial loan totaling $300,000, the borrower has filed for protection from creditors under the federal bankruptcy statutes.

         The Bank has commenced foreclosure proceedings on the residential mortgage loan totaling $950,000. A 1993 appraisal valued the property securing this loan at approximately $1.2 million and the borrower has received and accepted an offer to purchase the property for approximately $1.5 million. There are subordinated liens totaling in excess of $600,000 secured by this residence which are held by other financial institutions. The borrower has filed for protection from creditors under federal bankruptcy statutes.

OTHER REAL ESTATE OWNED

         Other real estate owned totaled $2.6 million at September 30, 1997 compared to $1.4 million at December 31, 1996. At September 30, 1997, other real estate owned consisted of seven loans secured by six properties (one industrial property, two restaurants, one apartment complex, one retail store and one residential property).

         At foreclosure, real estate is recorded at estimated fair value less disposal costs. Any difference between estimated fair value and the loan balance is charged to the allowance for loan losses.

OTHER LOANS OF CONCERN

         At September 30, 1997, in addition to nonperforming assets, the Bank had 35 loans categorized as other loans of concern aggregating $9.0 million, which are classified by management as "substandard" for regulatory classification purposes. These are loans which are currently performing but which demonstrate a specific weakness or weaknesses which, if not corrected, could cause failure of the borrower and default. These loans are closely monitored by management.

ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses is established at levels considered appropriate based on management's judgment of potential losses in the loan portfolio. The loan portfolio is reviewed at least quarterly for changes in performance, collateral value and overall quality. Allocated allowances are established for problem loans with expected losses, and in addition, allowances are established for unidentified potential losses. Regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the

Bank to recognize additions to the allowance based upon their judgment of the information available to them at the time of their examination. A $2.6 million provision for potential loan losses was made in the first nine months of 1997, compared to $2.41 million in fiscal 1996 and $1.05 million in fiscal 1995. Management's judgment in determining the level of the allowance for loan losses is influenced by several factors during the quarterly reviews. These factors include, but are not limited to, past loan performance and loss experience, current economic and market conditions, collateral location and market values, and delinquency statistics and ratios. In addition, management considers the level of nonperforming assets and classified assets, the level of lending activity and the overall size of the loan portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Should actual circumstances and losses differ substantially from management's assumptions or estimates, such allowance for loan losses may not be sufficient to absorb all future losses, and net loans could be significantly and adversely affected.

         The following table sets forth an analysis of the Bank's allowance for loan losses:



                                  For the Nine
                                  Months Ended
                                  September 30,         For the Year Ended December 31,
                                  -------------  -------------------------------------------------
                                     1997        1996       1995       1994       1993        1992
                                     ----        ----       ----       ----       ----        ----
                                                              (Dollars in Thousands)

Balance at beginning of period ..   $3,200      $2,930     $3,453     $3,795     $4,199     $4,142
Provision for losses ............    2,600       2,410      1,051        220        180        290

CHARGE-OFFS:
  Commercial real estate ........       --          42        172         --         --        183
  Lease financing ...............    1,565         877      1,126        438        273         --
  Commercial ....................    1,479         953        218        119         45         --
  Residential mortgage ..........      ---           9         --         --        126         15
  Consumer ......................      655         553        243        223        228         39
                                    ------      ------     ------     ------     ------     ------
Total charge-offs ...............    3,699       2,434      1,759        780        672        237

RECOVERIES:
  Commercial real estate ........       --           9         17        143         --         --
  Lease financing ...............      383         163         20          2         85         --
  Commercial ....................      101          60         37         45         --         --
  Residential mortgage ..........        1          --          1          1          1         --
  Consumer ......................      168          62        110         27          2          4
                                    ------      ------     ------     ------     ------     ------
Total recoveries ................      653         294        185        218         88          4
                                    ------      ------     ------     ------     ------     ------
Net charge-offs .................    3,046       2,140      1,574        562        584        233
                                    ------      ------     ------     ------     ------     ------
Balance at end of period ........   $2,754      $3,200     $2,930     $3,453     $3,795     $4,199
                                    ======      ======     ======     ======     ======     ======

ALLOWANCE AS A PERCENTAGE OF:
  Total loans ...................     0.66%       0.76%      0.78%      1.09%      1.19%      1.25%
  Nonperforming loans ...........    26.25       20.95      24.81      45.49      41.41      51.37
  Net charge-offs ...............    67.81      149.53     186.15     614.41     649.83   1,802.15
Net charge-offs to average loans
  outstanding ...................     1.04        0.58       0.49       0.19       0.18       0.07

         The following table summarizes the allocation of the allowance for loan losses by major categories at the dates indicated:


                                                                             At December 31,
                                  At September 30,  ------------------------------------------------------------------
                                      1997               1996                 1995                    1994
                                ------------------  -------------------------------------------------------------------
                                        Percent of          Percent of              Percent of              Percent of
                                         Loans to            Loans to                Loans to                Loans to
                                Amount    Total     Amount     Total     Amount       Total       Amount       Total
                                ------    -----     ------     -----     ------       -----       ------       -----
                                                                                                (Dollars in Thousands)

Commercial real estate ....    $  100     0.09%     $  180      0.12%    $  454        0.29%      $  784       0.46%
Lease financing ...........       946     0.87       1,177      1.42      1,308        2.60        1,539       4.53
Commercial ................     1,594     2.00       1,622      2.09        910        1.63          611       1.72
Residential mortgage ......         3       --          50      0.07         78        0.12          118       0.23
Residential construction ..        --       --         --        --         --          --           --         --
 Consumer .................       111     0.60         171      0.91        180        1.21          401       5.65
                               ------     ----      ------               ------                   ------
    Total .................    $2,754     0.72%     $3,200      0.81%    $2,930        0.85%      $3,453       1.15%
                               ======               ======               ======                   ======


                                              At December 31,
                               -----------------------------------------------
                                        1993                    1992
                               -----------------------------------------------
                                            Percent of              Percent of
                                             Loans to                Loans to
                                  Amount       Total      Amount       Total
                                  ------       -----      ------       -----


Commercial real estate ....       $3,435       1.79%      $3,973       1.85%
Lease financing ...........          225       1.40          148       1.51
Commercial ................           48       0.18           32       0.30
Residential mortgage ......           47       0.07           20       0.02
Residential construction ..           --         --           --         --
Consumer ..................           40       0.67           26       0.41
                                  ------                  ------
    Total .................       $3,795       1.22%      $4,199       1.26%
                                  ======                  ======

INVESTMENT ACTIVITIES

         The Bank has invested in various securities which are acquired in the capital markets. These investments consist of mortgage, government, agency, municipal, and corporate debt securities.

         The following table presents information concerning the type and fair value of the Bank's investment securities at the dates indicated.



                                             At                 At December 31,
                                         September 30,   ----------------------------------
                                            1997         1996        1995         1994
                                            ----         ----        ----         ------
                                                               (In Thousands)

U.S. treasury and agency obligations ..   $21,275      $35,214      $33,971      $44,314
Municipal securities ..................     2,741        2,724        3,158        2,703
Mortgage securities ...................     6,053       11,405       15,280       19,110
                                          -------      -------      -------      -------
     Total ............................   $30,069      $49,343      $52,409      $66,127
                                          =======      =======      =======      =======

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Earning Assets," "--Liquidity" and Note 3 of Notes to Consolidated Financial Statements for additional information regarding the Bank's investment securities.

SOURCE OF FUNDS

         Deposits are the primary source of the Bank's funds for use in lending and for other general business purposes. In addition to deposits, the Bank derives funds from loan repayments, advances from the FHLB of Indianapolis and other borrowings, and at times has derived funds from reverse repurchase agreements and loan and securities sales. Scheduled loan repayments are a relatively stable source of funds, while loan prepayments and interest-bearing deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used to compensate for reductions in normal sources of funds, such as deposit inflows at less than projected levels or deposit outflows, or to support expanded activities. Historically, the Bank has borrowed primarily from the FHLB of Indianapolis and through institutional reverse repurchase agreements. For additional information on the Bank's deposits and borrowings, see Notes 4 and 6 of Notes to Consolidated Financial Statements for the year ended December 31, 1996 and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Since 1992 the Bank has emphasized its no interest business checking and money market savings accounts in order to reduce its cost of funds and provide a more stable, long-term source of deposits than would be available from certificate of deposits. The ability of the Bank to attract and maintain deposits, and its cost of funds, have been, and will continue to be, significantly affected by general economic and business conditions.

COMPETITION

         Franklin competes aggressively for its business through a systematic program of direct calling on both customers and referral sources such as attorneys, accountants and business people. The Bank's program is enhanced because of its well-established network of existing relationships, which have been created over the years in the area's business community and because of the years of banking experience and community involvement of its senior personnel. The Bank's programs and services are further enhanced by its distinctive marketing focus, including its radio advertising campaign and by referrals from the growing base of existing business customers. Generally, the Bank believes that it should attempt to compete in areas in which it can truly develop niche products and services so as to avoid direct face-to-face competition with larger financial institutions.

         Direct competition for deposits comes from other commercial banks, credit unions and savings institutions. Additional significant competition for deposits comes from money market mutual funds and corporate and government securities. The primary factors in competing for loans are interest rates and the range of services offered. Competition for origination of real estate loans and business loans normally comes from other commercial banks and insurance companies.

EMPLOYEES

     At September 30, 1997, the Bank had 213 employees, including 23 part-time employees. Management considers its relations with its employees to be satisfactory. The Bank's employees are not represented by any collective bargaining group.

         The Bank currently maintains a comprehensive employee benefit program providing, among other benefits, a 401(k) plan and an Employee Stock Ownership Program, hospitalization and major medical insurance, paid sick leave, long-term disability insurance and life insurance.

                                   REGULATION

GENERAL

         The Bank is a national bank, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, the Bank is subject to broad federal regulation and oversight extending to all its operations by the OCC and the FDIC. The Bank is also a member of the FHLB of Indianapolis. The deposits of the Bank are insured by the SAIF, which is administered by the FDIC.

         Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

FEDERAL REGULATION OF NATIONAL BANKS

         The OCC has extensive authority over the operations of national banks. As part of this authority, the Bank is required to file periodic reports with the OCC and is subject to periodic examinations by the OCC. All national banks are subject to a semi-annual assessment, based upon the bank's total assets, to fund the operations of the OCC.

         The OCC also has extensive enforcement authority over all national banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OCC. Except under certain circumstances, public disclosure of final enforcement actions by the OCC is required.

         The OCC, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. The OCC and the other federal banking agencies have also proposed additional guidelines on asset quality and earnings standards. No assurance can be given as to whether or in what form the proposed regulations will be adopted.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

         As insurer, the FDIC is authorized to impose deposit insurance premiums and to conduct examinations of and require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against national banks, after giving the OCC an opportunity to take such action, and may terminate deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

         The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC semi-annually.

         In order to equalize the deposit insurance premium schedules for BIF and SAIF insured institutions, the FDIC imposed a one-time special assessment on all SAIF-assessable deposits pursuant to federal legislation passed on September 30, 1996. The Bank's special assessment, which was $1.6 million net of income tax, was paid in November 1996. Effective January 1, 1997, the premium schedule for BIF and SAIF insured institutions ranged from 0 to 27 basis points. However, SAIF-insured institutions such as the Bank are required to pay a Financing Corporation (FICO) assessment, in order to fund the interest on bonds issued to resolve thrift failures in the 1980s, equal to 6.48 basis points for each $100 in domestic deposits, while BIF-insured institutions pay an assessment equal to 1.52 basis points for each $100 in domestic deposits. The assessment is expected to be reduced to 2.43 basis points no later than January 1, 2000, when BIF insured institutions fully participate in the assessment. These assessments, which may be revised based upon the level of BIF and SAIF deposits, will continue until the bonds mature in the year 2017.

         National Banks. The Bank is subject to the capital regulations of the OCC. The OCC's regulations establish two capital standards for national banks: a leverage requirement and a risk-based capital requirement. In addition, the OCC may, on a case-by-case basis, establish individual minimum capital requirements for a national bank that vary from the requirements which would otherwise apply under OCC regulations. A national bank that fails to satisfy the capital requirements established under the OCC's regulations will be subject to such administrative action or sanctions as the OCC deems appropriate.

         The leverage ratio adopted by the OCC requires a minimum ratio of "Tier 1 capital" to adjusted total assets of 3% for national banks rated composite 1 under the CAMEL rating system for banks. National banks not rated composite 1 under the CAMEL rating system for banks are required to maintain a minimum ratio of Tier 1 capital to adjusted total assets of 4% to 5%, depending upon the level and nature of risks of their operations. For purposes of the OCC's leverage requirement, Tier 1 capital generally consists of common stockholders' equity and retained income and certain non-cumulative perpetual preferred stock and related income, except that no intangibles and certain purchased mortgage servicing rights and purchased credit card relationships may be included in capital.

         The risk-based capital requirements established by the OCC's regulations require national banks to maintain "total capital" equal to at least 8% of total risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" means Tier 1 capital (as described above) plus "Tier 2 capital," provided that the amount of Tier 2 capital may not exceed the amount of Tier 1 capital, less certain assets. The components of Tier 2 capital include certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets.

         The OCC has revised its risk-based capital requirements to permit the OCC to require higher levels of capital for an institution in light of its interest rate risk. In addition, the OCC has proposed that a bank's interest rate risk exposure would be quantified using either the measurement system set forth in the proposal or the institution's internal model for measuring such exposure, if such model is determined to be adequate by the institution's examiner. Small institutions that are highly capitalized and have minimal interest rate risk, would be exempt from the rule unless otherwise determined by the OCC. Management of the Bank does not believe the OCC's proposed interest rate risk component regulations would have any material impact on the Bank's capital, if adopted as proposed.

         Prompt Corrective Action. The OCC is authorized and, under certain circumstances required, to take certain actions against national banks that fail to meet their capital requirements. The OCC is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OCC may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OCC is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

         Any national banking association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the bank. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OCC must appoint a receiver (or conservator with the concurrence of the FDIC) for an association, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized association is also subject to the general enforcement authority of the OCC, including the appointment of a conservator or a receiver.

         The OCC is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

         The imposition by the OCC of any of these measures on the Bank may have a substantial adverse effect on the Bank's operations and profitability and the value of its common stock.

LIMITATIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

         The Bank's ability to pay dividends is governed by the National Bank Act and OCC regulations. Under such statute and regulations, all dividends by a national bank must be paid out of current or retained net profits, after deducting reserves for losses and bad debts. The National Bank Act further restricts the payment of dividends out of net profits by prohibiting a national bank from declaring a cash dividend on its shares of common stock until the surplus fund equals the amount of capital stock or, if the surplus fund does not equal the amount of capital stock, until one-tenth of the Bank's net profits for the preceding half year in the case of quarterly or semi-annual dividends, or the preceding two half-year periods in the case of annual dividends, are transferred to the surplus fund. In addition, the prior approval of the OCC is required for the payment of a dividend if the total of all dividends declared by a national bank in any calendar year would exceed the total of its net profits for the year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

         The OCC has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice. In addition, the Bank would be prohibited by federal statute and the OCC's prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, the Bank would be classified as "undercapitalized" under the OCC's regulations. See "-- Prompt Corrective Action."

COMMUNITY REINVESTMENT ACT

         Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with the examination of the Bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by the Bank. An unsatisfactory rating may be used as the basis for the denial of an application by the OCC.

         The federal banking agencies, including the OCC, have recently revised the CRA regulations and the methodology for determining an institution's compliance with the CRA. Due to the heightened attention being given to the CRA in the past few years, the Bank may be required to devote additional funds for investment and lending in its local community. The Bank was examined for CRA compliance in March 1997 and received a rating of satisfactory.

FEDERAL RESERVE SYSTEM

         The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At September 30, 1997, the Bank had $825,150 of FRB stock, which was in compliance with these reserve requirements.

         National banks are authorized to borrow from the Federal Reserve Bank "discount window," but FRB regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

         The Bank is a member of the Federal Reserve System.

FEDERAL HOME LOAN BANK SYSTEM

         The Bank is a member of the FHLB of Indianapolis, which is one of 12 regional FHLBs that administer the home financing credit function of savings associations and member banks. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures, established by the board of directors of the FHLB, which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

         As a member, the Bank is required to purchase and maintain stock in the FHLB of Indianapolis. At September 30, 1997, the Bank had $5.87 million in FHLB stock, which was in compliance with this requirement. In past years, the Bank has received dividends on its FHLB stock. Over the past five calendar years such dividends have averaged 8.22% and were 7.83% for calendar year 1996.

         Under federal law the FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of The Bank's FHLB stock may result in a corresponding reduction in the Bank's capital.

FEDERAL AND STATE TAXATION

         Federal Taxation. In addition to the regular income tax, the Bank is generally subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a bank's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the bank's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income. For taxable years beginning after 1986 and before 1996, the Bank was also subject to an environmental tax equal to 0.12% of the excess of alternative minimum taxable income for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2 million.

         The Bank files federal income tax returns on a fiscal year basis using the accrual method of accounting. The Bank's federal income tax returns for the last three years are open to possible audit by the IRS. No returns are being audited by the IRS at the current time. In the opinion of management, any examination of open returns would not result in a deficiency which could have a material adverse effect on the financial condition of the Bank.

         Michigan Taxation. The State of Michigan imposes a tax on intangible personal property in the amount of $.20 per $1,000 of deposits of a bank less deposits owed to the federal or Michigan state governments, their agencies or certain other financial institutions. The Michigan intangibles tax is being phased out over four years until the tax is fully repealed effective January 1, 1998. The State of Michigan also imposes a "Single Business Tax." The Single Business Tax is a value-added type of tax for the privilege of doing business in the State of Michigan. The major components of the Single Business Tax are federal taxable income, compensation and depreciation as increased by net operating loss carryforwards, if any, utilized in arriving at federal taxable income, and decreased by the cost of acquisition of tangible assets during the year. The tax rate is 2.30% of the Michigan adjusted tax base.

PROPERTIES

         Offices. The following table sets forth information with respect to the Bank's offices as of September 30, 1997.


                                             Owned
                                               or
Office Locations                             Leased       Lease Expiration Date
----------------                             ------       ---------------------

EXECUTIVE OFFICE AND BUSINESS
 CENTER OFFICE:

24725 West Twelve Mile Road
Southfield, Michigan....................     Leased           January 2003;
                                                            One 5 year option

REGIONAL OFFICES:

26336 West Twelve Mile Road
Southfield, Michigan....................     Leased          March 31, 2008;
                                                           Four 5 year options

20247 Mack Avenue
Grosse Pointe Woods,  Michigan..........     Owned                  --

479 South Woodward Avenue
Birmingham, Michigan....................     Leased             May 2007;
                                                            One 20 year option

         The Bank believes its current facilities are adequate to meet its needs.

LEGAL PROCEEDINGS

         From time to time the Bank is a party to routine legal proceedings arising out of its general lending activities and other operations. There are no material pending legal proceedings to which the Bank or its subsidiary is a party, or to which any of their property is subject, which, if determined adversely to the Bank or its subsidiary, would individually or in the aggregate have a material adverse effect on the Bank's consolidated financial position.

                                   MANAGEMENT

DIRECTORS

         All of the members of the Bank's Board of Directors are elected annually. The Bank has appointed one Advisory Director, Mr. Joseph A. Pick, a retired Bank director, to serve until the 1998 annual meeting of shareholders. Advisory directors participate in all meetings of the Board of Directors but have no voting privileges.

INFORMATION REGARDING DIRECTORS

         The table below sets forth certain information, at December 31, 1996, regarding the composition of the Bank's Board of Directors, including terms of office.


                                                                                         Director of
                                                                                             Bank
                 Name            Age               Positions Held in the Bank                Since
-------------------------------  ---   ------------------------------------------------   -----------
Read P. Dunn                      51   Director, President and Chief Executive Officer       1984
David F. Simon                    50   Chairman of the Board                                 1983
Edgar M. Fenton                   75   Director                                              1983
Dean A. Friedman                  46   Director and Secretary                                1983
Herbert N. Glass                  49   Director                                              1983
William E. Murcko                 50   Director                                              1983
George M. Nyman                   50   Director                                              1983
James R. Wechsler                 47   Director                                              1983

         The business experience of each of the directors during the last five years is as follows:

         Read P. Dunn. Mr. Dunn is President and Chief Executive Officer of Franklin and has held these positions since its inception. Mr. Dunn is a member of Franklin's Loan, Securities, CRA Compliance and Marketing Committees. He is a certified public accountant and was the former President and senior officer at another financial institution, where he was employed for 14 years.

         David F. Simon. Mr. Simon is Chairman of the Board of Franklin and has held this position since its inception. Mr. Simon is a member of Franklin's Loan, Securities, CRA Compliance and Marketing Committees. He formerly was an attorney in private practice specializing in securities and financial institutions law from 1971 to 1991. Mr. Simon is the son-in-law of Edgar M. Fenton, a Director of Franklin.

         Edgar M. Fenton. Mr. Fenton is a member of the Loan and CRA Compliance Committees of Franklin. He is Chairman of the Board and Chief Executive Officer of Cadroy Management Company and the Fenton Company, each located in Southfield, Michigan (real estate development, investment and management), affiliated with both companies since 1952. Mr. Fenton served four terms as President of the Apartment Association of Michigan (1985-1989). Mr. Fenton is the father-in-law of David F. Simon, Chairman of the Board of Franklin.


         Dean A. Friedman. Mr. Friedman is Secretary of Franklin and has held this position since its inception. Mr. Friedman is a member of the CRA Compliance, Securities and Marketing Committees of Franklin. Since 1992, Mr. Friedman has been principally employed as the President and Chief Executive Officer of Solomon Friedman Advertising, an advertising agency located in Bloomfield Hills, Michigan. Until November 1992, Mr. Friedman was a Senior Vice President (since 1988) and Director (since 1985) of W.B. Doner & Co., an advertising agency located in Southfield, Michigan.

         Herbert N. Glass. Mr. Glass is a member of the ESOP, Securities, Audit, Compensation and Marketing Committees of Franklin. Since 1976 Mr. Glass has served as President of The Glass Freedman Company, a registered investment advisor, located in Bingham Farms, Michigan (pension, life insurance and investment consulting, actuarial and administrative services provided to corporations and retirement programs). Mr. Glass is a Certified Pension Consultant, a Certified Financial Planner, a Chartered Life Underwriter, a Chartered Financial Consultant and a Licensed Insurance Counselor.

         William E. Murcko. Mr. Murcko is a member of the Audit, ESOP, CRA Compliance, Compensation and Marketing Committees of Franklin. Since 1990 Mr. Murcko has served as President and Chief Operating Officer of Communication Associates, Inc., an advertising agency located in Birmingham, Michigan.

         George M. Nyman. Mr. Nyman is a member of the Audit and Loan Committees of Franklin. Since 1975 Mr. Nyman has served as President of Professional Property Management Co. of Michigan, Inc., located in Troy, Michigan (real estate management firm) and as a Vice President of the Apartment Association of Michigan since 1990.

         James R. Wechsler. Mr. Wechsler is a member of the Audit, ESOP and Loan Committees of Franklin. He is currently President of Wechsler Financial Group, Inc. of Farmington Hills, Michigan, a financial management, investment and consulting firm, a position he has held since 1989. In addition, since January 1992 he has served as Chairman of Advance Mortgage Corporation, a mortgage lender located in Farmington Hills, Michigan. He is also a licensed real estate broker in the State of Michigan.

EXECUTIVE OFFICERS

         The following information as to the business experience during the past five years is supplied with respect to executive officers of the Bank who do not serve on the Bank's Board of Directors at December 31, 1996. Executive officers are elected annually to serve until their successors are elected or until they resign or are removed by the Board of Directors. There are no arrangements or understandings between the persons named and any other person pursuant to which such officers were elected.

         Rebecca Christian, age 43, is Senior Vice President, Marketing, a position she has held since 1991. Ms. Christian is a member of Franklin's Securities, ESOP and Marketing Committees.

         David L. Shelp, age 50, has been the Treasurer of Franklin since its inception in 1983. Mr. Shelp was an Assistant Treasurer of another financial institution in Lansing, Michigan, from 1975 to 1981 and its Controller from 1981 to 1983.

         Edward J. Shehab, age 37, joined Franklin in 1985 as a financial analyst. Prior to that time, Mr. Shehab was an assistant secondary trader at another financial institution. Since 1991, Mr. Shehab has been Vice President of Finance.

MEETINGS AND COMMITTEES OF THE BOARD

         The Board of Directors has established the following Committees: (a) Audit; (b) Loan; (c) Securities; (d) CRA Compliance; (e) Marketing; (f) Compensation and (g) ESOP.

         The Audit Committee, which meets quarterly, is responsible for, among other things, establishing standards for financial reporting, establishing standards for internal systems control, reviewing all audit reports and interfacing with the independent auditors.

         The Loan Committee, which meets as necessary, is responsible for, among other things, reviewing and acting upon loan applications, reviewing loan quality reports, and reviewing troubled loan restructurings or sales.

         The Securities Committee, which meets quarterly, is responsible for oversight of Franklin's sale of investment and insurance products.

         The CRA Compliance Committee, which meets quarterly, is responsible for development of Franklin's CRA plans and monitoring progress and policies in connection therewith.

         The Marketing Committee, which meets as necessary, is responsible for developing new products and monitoring Franklin's advertising and overall marketing activities.

         The Compensation Committee meets as necessary and is responsible for reviewing the Bank's compensation philosophy, retirement planning, determining compensation for the Bank's top senior management and reviewing stock option plans.

         The ESOP Committee meets semi-annually and is responsible for overseeing Franklin's Employee Stock Ownership Plan and administering the Plan functions.

         The Board of Directors, acting as a Nominating Committee, selects the management nominees to the Board. No nominations for Directors, except those by the nominating committee, shall be voted upon at an annual meeting unless other nominations by shareholders are made in writing and submitted to the President of Franklin at 24725 West Twelve Mile Road, Southfield, Michigan 48034 not less than 14 days or more than 50 days before the applicable annual meeting to which the nomination relates. Nominations by shareholders should include: (1) the name and address of each proposed nominee; (2) the principal occupation of each proposed nominee; (3) the name and residence address of the notifying shareholder; and (4) the number of shares of capital stock of the Bank owned by the notifying shareholder.

         The Audit Committee was established in July 1991; the ESOP Committee in September 1991; and the Loan and Marketing Committees in December 1991; the Securities Committee in May

1993; the CRA Compliance Committee in May 1993; and the Compensation Committee in December 1993.

         During the year ended December 31, 1996, there were 13 meetings of the Board of Directors, six meetings of the Audit Committee, two meetings of the Securities Committee; four meetings of the CRA Compliance Committee; one meeting of the ESOP Committee, 38 meetings of the Loan Committee, four meetings of the Compensation Committee and three meetings of the Marketing Committee. All of the Directors attended in excess of 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all Committees of the Board on which they served.

COMPENSATION OF DIRECTORS

         Under Franklin's Bylaws, Directors are entitled to receive a stated salary for their services and a reasonable fixed sum, as well as reasonable expenses, for actual attendance at meetings of the Board and Committees of the Board. During 1996, the annual retainer amount was $12,000 and the Board and Committee fees were $1,000 and $600 per meeting, respectively. In order to retain qualified individuals who are willing to serve as Directors and in order to promote a close identity of interests between Directors and shareholders, the non-employee directors participate in director stock option plans. Non-employee Directors also receive certain health care benefits under a Bank-sponsored health care plan. Directors who are also employees of the Bank are excluded from receiving additional compensation for their service on the Board of Directors and its Committees.

         Franklin has also entered into severance agreements with its non-employee directors to provide compensation solely in the event of any change in control of Franklin and subsequent failure to nominate, re-elect or termination of the designated director within three years thereafter. Under the agreements, as amended, each such terminated director would receive compensation equal to $15,000 per year of service as a director of Franklin for each full year, in addition to the continuation for three years of any benefit plans. In addition, a Director may elect to surrender his rights in any outstanding stock options (whether or not currently exercisable) and receive a cash payment in an amount generally equal to the difference between the option price of the shares and the greater of (i) the price paid for the control shares, (ii) the tender offer price paid for the shares leading to control or (iii) the mean between the low and high selling price of the shares of common stock on the date of termination. Also, Franklin will maintain all benefit plans in which the Director was entitled to participate for three years. All severance agreements provide for the creation of a separate trust in the event of a change in control or potential change of control as determined by the Board. The aggregate amounts due the directors will be funded into the trust and paid as appropriate. All unexpended funds will revert to Franklin.

COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth information concerning the compensation paid or granted to the Bank's Chief Executive Officer and to each of the three other most highly compensated executive officers of the Bank whose total salary and bonus compensation was in excess of $100,000 in 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                    Long Term
                                                                                Compensation Awards
                                                                                -------------------
                                         Annual Compensation                         Securities
                                   ----------------------------------    Restricted  Underlying
                                                         Other Annual      Stock      Options/      All Other
   Name and Principal               Salary       Bonus   Compensation     Award(s)      SARs       Compensation
            Position       Year       ($)         ($)         ($)            ($)        (#)(1)         ($)
------------------------   ----    --------    --------  ------------    ----------  ------------  ------------

Read P. Dunn               1996    $275,000    $ 35,543      $---           $---             --      $  5,697(2)
  President and Chief      1995     250,620      54,410        --             --         12,127         9,051
  Executive Officer        1994     250,620      93,982        --             --         27,562         6,155
David F. Simon             1996    $250,000    $ 32,312      $---           $---             --      $  4,962(2)
  Chairman of the Board    1995     205,800      44,679        --             --          5,512         8,496
                           1994     205,800      77,175        --             --         27,562         5,820
David L. Shelp             1996    $104,147    $  9,100      $---           $---             --      $  3,622(2)
  Treasurer                1995      97,600      14,865        --             --          2,756         6,626
                           1994      97,600      24,302        --             --          7,717         4,219
Rebecca Christian          1996    $ 95,514    $  7,611      $---           $---             --      $  3,113(2)
  Senior Vice President    1995      86,400      15,064        --             --          2,756         5,780
                           1994      86,400      23,051        --             --          7,717         3,568

------------------------
(1) As adjusted for 5% stock dividends declared in December 1994 and January 1996 and 1997.

(2) Represents $3,652, $3,652, $3,021, and $2,793 contributed by Franklin in 1996 to its ESOP, plus $2,045, $1,310, $601, and $320 paid by
         Franklin as premiums with respect to term life insurance for Messrs. Dunn, Simon, Shelp and Ms. Christian, respectively.

         The following table sets forth certain information concerning the number of options exercised in the past fiscal year, as well as the value of the options held, by the executive officers named in the Summary Compensation Table above at December 31, 1996. To date, the Bank has not awarded any stock appreciation rights.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                          FISCAL YEAR END OPTION VALUES

                                                         Number of Securities                    Value of
                                                              Underlying                        Unexercised
                                                              Unexercised                      In-the-money
                                                              Options at                        Options at
                      Shares                                   FY-End(#)                       FY-End($)(2)
                    Acquired On        Value         ----------------------------------------------------------------
       Name         Exercise(#)    Realized($)(1)    Exercisable     Unexercisable     Exercisable     Unexercisable
-----------------   -----------    --------------    -----------     -------------     -----------     --------------
Dunn.............       ---             ---             32,540           16,069          $97,688          $48,272
Simon............       ---             ---             24,618           14,884           78,476           37,076
Shelp............       ---             ---              8,850            5,559           37,410           16,656
Christian........      2,483          $19,540            5,587            5,268           14,363           15,465

--------------------------------
(1) Value based on market value of the Bank's common stock on exercise minus the exercise price.

(2) Value based on market value of the Bank's common stock on December 31, 1996 minus the exercise price.

EMPLOYMENT AGREEMENTS

         Franklin has entered into employment agreements with Read P. Dunn, President and Chief Executive Officer, and David F. Simon, Chairman. Except, in the event of a change in control, both employment agreements are automatically renewed for successive one-year terms each year unless either party gives notice sixty days before the expiration of any one-year period. In 1996, both agreements provided for a base salary, an annual bonus and various benefits; such as term life insurance, a long term disability policy and club dues. Generally, termination of either Mr. Dunn's or Mr. Simon's employment, other than for cause, death or disability would not prejudice their right to compensation or other benefits for the remainder of the term of their respective agreements. Both employment agreements contain non-compete and confidentiality provisions.

         Franklin has entered into severance agreements with certain senior officers (presently consisting of 15 persons). The severance agreements provide compensation solely in the event of a defined change in control of Franklin and subsequent termination of the designated officer within three years thereafter.

         Franklin's primary purpose in entering into the severance agreements with the senior officers selected is to provide an inducement for such officers to remain employed by Franklin during the transition period involving a change in control. With continuation of these officer's employment reasonably assured, Franklin and its shareholders should be more assured that these officers will act, with respect to a possible change in control, for the sole benefit of Franklin and the shareholders, and without undue concern for their own financial security.

         Generally, under the agreements, as amended, the President/Chief Executive Officer and Chairman are each entitled to receive severance compensation equal to 2.99 times gross compensation, as defined. The Senior Vice Presidents and Treasurer are each entitled to receive severance compensation equal to 1.5 times gross compensation, as defined. The Vice Presidents are entitled to receive severance compensation equal to six months gross compensation, as defined. In addition, an officer may elect to surrender his rights in any outstanding stock options (whether or not currently exercisable) and receive a cash payment in an amount generally equal to the difference between the option price of the shares and the greater of (i) the price paid for the control shares, (ii) the tender offer price paid for the shares leading to control or (iii) the mean between the low and high selling price of the shares of common stock on the date of termination. Also, Franklin will maintain all benefit plans in which an officer was entitled to participate for three years.

         All severance agreements provide for the creation of a separate trust in the event of a change in control or potential change in control as defined by the Board of Directors. The aggregate amounts due all covered senior officers will be funded into the trust and paid as appropriate. All unexpended funds will revert to Franklin.

CERTAIN TRANSACTIONS

         During the year ended December 31, 1996, Franklin engaged Communication Associates, Inc. to provide advertising and printing services for Franklin. William E. Murcko, a Director, is

President, Chief Operating Officer and a minority shareholder of Communication Associates, Inc. For the year ended December 31, 1996, Franklin paid Communication Associates, Inc. for such services $207,319. Of this amount, $60,000 was paid as media placement and radio production fees to Solomon Friedman Advertising, an advertising agency part owned by another director, Dean
A. Friedman, which provides creative services to Communications Associates on behalf of the Bank. An additional $141,911 was paid directly to Solomon Friedman Advertising in 1996 for creative services. Management believes that the terms and conditions of the engagement are fair and comparable to those which could have been obtained from an independent party.

                  DESCRIPTION OF THE SERIES A PREFERRED SHARES

         The following summary sets forth the material terms and provisions of the Series A Preferred Shares, and is qualified in its entirety by reference to the terms and provisions of the Certificate of Designation establishing the Series A Preferred Shares and the Bank's Articles of Association, as amended, the forms of which have been filed with the OCC as exhibits to the registration statement of which this Prospectus forms a part.

GENERAL

         The Series A Preferred Shares form an initial series of preferred stock of the Bank, which preferred stock may be issued from time to time in one or more series with such rights, preferences and limitations as are determined by the Bank's Board of Directors or, if then constituted, a duly authorized committee thereof. The Board of Directors has authorized the Bank to issue the Series A Preferred Shares.

         When issued, the Series A Preferred Shares will be validly issued, fully paid and nonassessable. The holders of the Series A Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Bank or any other securities of the Bank convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Shares will not be convertible into shares of Common Stock or any other class or series of capital stock of the Bank and will not be subject to any sinking fund or other obligation of the Bank for their repurchase or retirement.

         The transfer agent, registrar and dividend disbursement agent for the Series A Preferred Shares will be Boston Equiserve Limited Partnership. The registrar for the Series A Preferred Shares will send notices to shareholders of any meetings at which holders of such shares have the right to elect directors of the Bank or to vote on any other matter.

DIVIDENDS

         Holders of Series A Preferred Shares shall be entitled to receive, if, when, and, as declared by the Board of Directors of the Bank out of assets of the Bank legally available therefor, cash dividends at the rate of [__]% per annum of the initial liquidation preference (equivalent to $[______] per share per annum). If declared, dividends on the Series A Preferred Shares shall be payable quarterly in arrears on the last day of March, June, September, and December of each year, or, if such day is not a business day, on the next business day, at such annual rate. Dividends in each quarterly period will accrue from the first day of such period. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock register of the Bank on such record dates, not exceeding 45 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Bank or a duly authorized committee thereof. Upon the exchange of Preferred Capital Shares for Series A Preferred Shares, any accrued and unpaid dividends for the most recent quarter of the Preferred Capital Shares at the time of the conversion will be deemed to be accrued and unpaid dividends for the most recent quarter on the Series A Preferred Shares.

         The right of holders of Series A Preferred Shares to receive dividends is noncumulative. Accordingly, if the Board of Directors fails to declare a dividend on the Series A Preferred Shares for a quarterly dividend period, then holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Bank will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the preferred stock or the Common Stock. If the Bank fails to declare and pay or declare and set aside for payment a quarterly dividend on the Series A Preferred Shares, holders of the preferred stock of the Bank, including the Series A Preferred Shares, will be entitled to elect two directors. See " --Voting Rights."

         If full dividends on the Series A Preferred Shares for any dividend period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments, no dividends shall be declared and paid or set aside for payment and no other distribution shall be declared or made or set aside for payment upon the Common Stock or any other capital stock of the Bank ranking junior to or on a parity with the Series A Preferred Shares as to dividends or amounts upon liquidation, nor shall any Common Stock or any other capital stock of the Bank ranking junior to or on a parity with the Series A Preferred Shares as to dividends or amounts upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Bank, except by conversion into, or exchange for, other capital stock of the Bank ranking junior to the Series A Preferred Shares as to dividends and amounts upon liquidation), until such time as dividends on all outstanding Series A Preferred Shares have been (i) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period.

         If any Series A Preferred Shares are outstanding, no full dividends shall be declared and paid or set apart for payment and no other distribution shall be declared and made or set aside for payment on any series of capital stock of the Bank ranking, as to dividends, on a parity with or junior to the Series A Preferred Shares for any dividend period unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payments on the Series A Preferred Shares, for the then-current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not set apart) upon the Series A Preferred Shares and the shares of any other series of capital stock ranking on a parity as to dividends with the Series A Preferred Shares, all dividends declared upon Series A Preferred Shares and any other series of capital stock ranking on a parity as to dividends with the Series A

Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Shares and such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then-current dividend period, per share on the Series A Preferred Shares, which shall not include any accumulation in respect of unpaid dividends for prior dividend periods, and full dividends, including required or permitted accumulations, if any, on such other series of capital stock bear to each other.

REDEMPTION

         The Series A Preferred Shares will not be redeemable prior to [_______], 2002. On or after such date, the Series A Preferred Shares will be redeemable at the option of the Bank, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days' notice by mail, at a redemption price of $10.00 per share, plus the accrued and unpaid dividends for the most recent quarter to the date of redemption, if any, thereon.

         Any such redemption must comply with the prompt corrective action regulations of the OCC, which may prohibit a redemption or require the OCC's prior approval of a redemption. Unless full dividends on the Series A Preferred Shares have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the then current dividend period, no Series A Preferred Shares shall be redeemed unless all outstanding Series A Preferred Shares are redeemed and the Bank shall not purchase or otherwise acquire any Series A Preferred Shares; provided, however, that the Bank may purchase or acquire Series A Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares.

VOTING RIGHTS

         Except as expressly required by applicable law, or except as indicated below, the holders of the Series A Preferred Shares will not be entitled to vote. In the event the holders of Series A Preferred Shares are entitled to vote as indicated below, each Series A Preferred Share will be entitled to one vote on matters on which holders of the Series A Preferred Shares are entitled to vote.

         If at the time of any annual meeting of the Bank's stockholders, the Bank has declared and failed to pay or declared and failed to set aside for payment a quarterly dividend during any of the four preceding quarterly dividend periods on any series of preferred stock of the Bank, including the Series A Preferred Shares, the number of directors then constituting the Board of Directors of the Bank will be increased by two (if not already increased by two due to a default in preference dividends), and the holders of the Series A Preferred Shares, voting together as a single class with the holders of all other series of preferred stock as a single class will be entitled to elect such two additional directors to serve on the Bank's Board of Directors at each such annual meeting. Each director elected by the holders of shares of the preferred stock shall continue to serve as such director until the later of (i) the expiration of the term of such director or (ii) the payment of four consecutive quarterly dividends on the Series A Preferred Shares.

         The affirmative vote or consent of the holders of at least 66-2/3% of the outstanding shares of each series of preferred stock of the Bank, including the Series A Preferred Shares, voting as a single class without regard to series, will be required (a) to create any class or series of stock which shall have preference as to dividends or distribution of assets over any outstanding series of preferred stock of the Bank other than a series which shall not have any right to object to such creation or (b) to alter or change the provisions of the Bank's Articles of Association (including the Certificate of Designation establishing the Series A Preferred Shares) so as to adversely affect the voting powers, preferences or special rights of the holders of a series of preferred stock of the Bank; provided that if such amendment shall not adversely affect all series of preferred stock of the Bank, such amendment need only be approved by at least 66-2/3% of the holders of shares of all series of preferred stock adversely affected thereby.

RIGHTS UPON LIQUIDATION

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Bank, the holders of the Series A Preferred Shares at the time outstanding will be entitled to receive or have funds set aside for such payments out of assets of the Bank available for distribution to stockholders, before any payment or distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Series A Preferred Shares upon liquidation, liquidating distributions in the amount of $10.00 per share, plus the accrued and unpaid dividends for the most recent quarter thereon, if any, to the date of liquidation.

         After receipt of payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Bank. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Bank are insufficient to pay the amount of the liquidation distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Bank ranking on a parity with the Series A Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Bank, then the holders of the Series A Preferred Shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

         For such purposes, the consolidation or merger of the Bank with or into any other entity or the sale, lease or conveyance of all or substantially all of the property or business of the Bank, shall not be deemed to constitute liquidation, dissolution or winding up of the Bank.

APPROVAL OF INDEPENDENT DIRECTORS

         The Bank's Certificate of Designation establishing the Series A Preferred Shares requires that, so long as any Series A Preferred Shares are outstanding, certain actions by the Bank be approved by a majority of the Independent Directors of the Bank. At any time that there are only two Independent Directors, any action that requires the approval of a majority of Independent Directors must be approved by both Independent Directors. "Independent Director" means any director of the Bank who (i) is not a current director, officer or employee of the Bank, of Franklin Finance

Corporation or of any affiliate of the Bank; and (ii) is not a person or persons that, in the aggregate, own more than one percent of the Common Stock of the Bank. In addition, any members of the Board of Directors of the Bank elected by holders of preferred stock, including the Series A Preferred Shares, will be deemed to be independent directors for purposes of approving actions requiring the approval of a majority of the Independent Directors. The actions which require the prior approval of a majority of the Independent Directors include:

                  (i) the issuance of a series of preferred stock on a parity with the Series A Preferred Shares; and

                  (ii)     the redemption of any shares of Common Stock.

In assessing the benefits to the Bank of any proposed action requiring their consent, the Independent Directors shall take into account the interests of holders of both the Common Stock and the preferred stock, including, without limitation, the holders of the Series A Preferred Shares. In considering the interests of the holders of the preferred stock, including without limitation holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties which the Independent Directors owe to holders of Common Stock.

CERTAIN DEFINITIONS

         "BIF" means the Bank Insurance Fund or any successor thereto.

         "FDIC" means the Federal Deposit Insurance Corporation or any successor thereto.

         "FHLB" means any of the regional Federal Home Loan Banks.

         "FRB" means the Federal Reserve Board or any successor thereto.

         "OCC" means the Office of the Comptroller of the Currency or any successor thereto.

         "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivisions thereof.

         "Regulatory Capital Requirements" means the minimum amount of capital required to meet each of the industry-wide regulatory capital requirements applicable to the Bank pursuant to 12 U.S.C. Section 1464(t) and 12 C.F.R.
Section 567 (and any amendment to either thereof) or any successor law or regulation, or such higher amount of capital as the Bank, individually, is required to maintain in order to meet any individual minimum capital standard applicable to the Bank pursuant to 12 U.S.C. Section 1464(s) and 12 C.F.R.
Section 567.3 (and any amendment to either such Section) or any successor law or regulation.

         "SAIF" means the Savings Association Insurance Fund or any successor thereto.

         "Series A Preferred Shares" means the 1,800,000 Shares of the [___]% Noncumulative Series A Preferred Shares of the Bank.

                                    EXCHANGE

         The Series A Preferred Shares are to be issued, if ever, in connection with an exchange of the Preferred Capital Shares. The Preferred Capital Shares are subject to an automatic exchange in whole and not in part, on a share-for-share basis, into Series A Preferred Shares if the appropriate regulatory agency directs in writing an exchange of the Preferred Capital Shares for Series A Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate regulatory agency, in its sole discretion, anticipates the Bank's becoming "undercapitalized" in the near term (an "Exchange Event"). The Bank has registered with the OCC a total of 2,070,000 Series A Preferred Shares to cover an Exchange Event, if necessary, of the 1,800,000 Preferred Capital Shares offered by Franklin Finance Corporation and the 270,000 share over-allotment option granted to the underwriters of the Preferred Capital Shares.

                                     EXPERTS

         The Consolidated Financial Statements of the Bank and subsidiary as of December 31, 1996 and for the year ended December 31, 1996, have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in auditing and accounting. The Consolidated Financial Statements of the Bank and subsidiary as of December 31, 1995, and for each of the two years in the period ended December 31, 1995, have been audited by Crowe, Chizek and Company LLP, independent certified public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.


                                  LEGAL MATTERS

         The legality of the securities offered by this Prospectus has been passed upon for the Bank by Silver, Freedman & Taff, L.L.P., Washington, D.C., a partnership including professional corporations, and for the underwriters by Honigman Miller Schwartz and Cohn, Detroit, Michigan.

                               FRANKLIN BANK, N.A.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                               Page
Reports of Independent Certified Public Accountants.......................................................      F-2

Consolidated Financial Statements for the Years Ended December 31, 1996, 1995 and 1994:

Consolidated Statements of Condition at December 31, 1996 and 1995........................................      F-4

Consolidated Statements of Income for the Years Ended
 December 31, 1996, 1995 and 1994.........................................................................      F-5

Consolidated Statements of Shareholder's Equity for the
  Years Ended December 31, 1996, 1995 and 1994............................................................      F-6

Consolidated Statements of Cash Flows for the
  Years Ended December 31, 1996, 1995 and 1994............................................................      F-7

Notes to Consolidated Financial Statements................................................................      F-8

Consolidated Financial Statements for the Quarterly Period Ended September 30, 1997:

Consolidated Statements of Condition at September 30, 1997................................................     F-28

Consolidated Statement of Operations for the Nine Months Ended
 September 30, 1997 and 1996..............................................................................     F-29

Consolidated Statements of Cash Flows for the Nine
 Months Ended September 30, 1997 and 1996.................................................................     F-30

Notes to Consolidated Financial Statements................................................................     F-31

Management's Discussion and Analysis of Financial Condition
 and Results of Operations................................................................................     F-35

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






Board of Directors and Shareholders
Franklin Bank, N.A.

We have audited the accompanying consolidated statements of financial condition of Franklin Bank, N.A. as of December 31, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Franklin Bank, N.A. as of December 31, 1996, and the consolidated results of its operations and its consolidated cash flows for the year then ended in conformity with generally accepted accounting principles.



Southfield, Michigan
January 31, 1997

                        REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Franklin Bank, N.A.
Southfield, Michigan


We have audited the accompanying consolidated statements of financial condition of Franklin Bank, N.A. as of December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Franklin Bank, N.A. at December 31, 1995, and the results of its operations and its cash flows for reach of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Bank changed its method of accounting for impaired loans in 1995 to conform to new accounting guidance.



                                          /s/ Crow, Chizek and Company LLP
                                          --------------------------------
                                          Crowe, Chizek and Company LLP



Grand Rapids, Michigan
March 22, 1996

                               FRANKLIN BANK, N.A.


CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                     At December 31,
                                                                                     --------------
                                                                                1996                1995
                                                                                ----                ----
ASSETS
Cash and due from banks ...............................................    $  28,921,009     $  30,885,733
Interest-earning deposits .............................................          113,276           106,976
Time deposits with Federal Home Loan Bank .............................        3,604,559        37,299,960
                                                                           -------------     -------------
Cash and cash equivalents .............................................       32,638,844        68,292,669
Securities available for sale(3) ......................................       49,343,125        52,408,622
Federal Home Loan Bank stock, at cost .................................        5,153,200         4,486,100
Federal Reserve Bank stock, at cost ...................................          772,450           716,250
Loans .................................................................      396,137,334       353,861,434
Allowance for loan losses .............................................       (3,199,549)       (2,930,392)
                                                                           -------------     -------------
Net loans(2)(6)(12) ...................................................      392,937,785       350,931,042
Accrued interest receivable ...........................................        4,008,474         3,329,053
Real estate owned .....................................................        1,371,569                --
Premises and equipment, net(8) ........................................        5,129,246         4,487,427
Prepaid expenses and other assets(10) .................................        4,438,155         2,485,787
                                                                           -------------     -------------
Total assets ..........................................................    $ 495,792,848     $ 487,136,950
                                                                           =============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits(4) ...........................................................    $ 401,889,982     $ 399,866,440
Advances from Federal Home Loan Bank(6) ...............................       24,000,000        35,000,000
Repurchase agreements(6) ..............................................       29,612,500        10,275,000
Subordinated capital notes(9) .........................................        7,475,000         7,475,000
Advance payments by borrowers for taxes and insurance .................          172,502           278,339
Accrued interest payable ..............................................          689,523           851,048
Other liabilities .....................................................        1,617,824         2,459,706
                                                                           -------------     -------------
Total liabilities .....................................................      465,457,331       456,205,533
Commitments and contingencies(14) .....................................               --                --
Shareholders' Equity:(7)(9)(11)
Common stock - par value $1.00; authorized 6,000,000 shares, issued and outstanding 3,315,545 and 3,307,082 shares at
  December 31,1996 and 1995, respectively .............................        3,315,545         3,307,082
Additional paid-in capital ............................................       24,179,756        22,420,752
Unrealized gain on securities available for sale, net of tax
  of $101,976 in 1996 and $502,708 in 1995 ............................          197,956           975,846
Retained earnings .....................................................        2,642,260         4,227,737
                                                                           -------------     -------------
Total shareholders' equity ............................................       30,335,517        30,931,417
                                                                           -------------     -------------
Total liabilities and shareholders' equity ............................    $ 495,792,848     $ 487,136,950
                                                                           =============     =============


                 See Notes to Consolidated Financial Statements.

                             FRANKLIN BANK, N.A.


CONSOLIDATED STATEMENTS OF INCOME

                                                                            Years Ended December 31,
                                                                            ------------------------
                                                                      1996           1995         1994
                                                                      ----           ----         ----
INTEREST INCOME
Interest on loans ............................................    $35,492,621    $31,089,479    $25,162,754
Interest on securities .......................................      3,111,971      4,392,861      3,124,457

Other interest and dividends .................................      1,102,820      1,173,917      1,109,735
                                                                  -----------    -----------    -----------
Total interest income ........................................     39,707,412     36,656,257     29,396,946
                                                                  -----------    -----------    -----------

INTEREST EXPENSE
Interest on deposits(5) ......................................     16,161,791     15,843,347     12,469,196
Interest on other borrowings(6) ..............................      1,950,984      2,447,461      1,561,398
                                                                  -----------    -----------    -----------
Total interest expense .......................................     18,112,775     18,290,808     14,030,594
                                                                  -----------    -----------    -----------
Net interest income ..........................................     21,594,637     18,365,449     15,366,352
Provision for loan losses(2) .................................      2,409,614      1,051,191        220,000
                                                                  -----------    -----------    -----------
Net interest income after provision for loan losses ..........     19,185,023     17,314,258     15,146,352

OTHER INCOME
Deposit account service charges ..............................      2,199,882      1,638,823      1,326,954
Loan fees ....................................................        795,831        905,728        805,171
Net gain on sales of securities(3) ...........................        414,632        553,378         19,804
Net gain on sale of loans ....................................             --             --        592,048
Other ........................................................        310,379        238,875        366,562
                                                                  -----------    -----------    -----------
Total other income ...........................................      3,720,724      3,336,804      3,110,539
                                                                  -----------    -----------    -----------

OTHER EXPENSES
Compensation and benefits ....................................      8,739,951      7,339,647      6,891,819
Occupancy and equipment ......................................      2,530,034      1,844,198      1,507,985
Advertising ..................................................      1,049,785        662,735        865,855
Federal insurance premiums ...................................      3,116,341        909,713        795,253
Defaulted loan expense .......................................        579,487        527,576        941,045
Communication expense ........................................        591,034        452,525        431,042
Outside services .............................................      1,936,540      1,544,960      1,218,102
Other ........................................................      3,066,177      2,575,080      2,230,790
                                                                  -----------    -----------    -----------
Total other expenses .........................................     21,609,349     15,856,434     14,881,891
                                                                  -----------    -----------    -----------
Income before provision for federal income taxes .............      1,296,398      4,794,628      3,375,000
Provision for federal income taxes(10) .......................        390,749      1,438,389        978,750
                                                                  -----------    -----------    -----------
Net income ...................................................    $   905,649    $ 3,356,239    $ 2,396,250
                                                                  ===========    ===========    ===========
Preferred stock dividend .....................................             --            ---        396,830
                                                                  -----------    -----------    -----------
Net income applicable to common stock after
  preferred stock dividend ...................................    $   905,649    $ 3,356,239    $ 1,999,420
                                                                  ===========    ===========    ===========

INCOME PER COMMON SHARE
  Preliminary ................................................    $      0.27    $      1.00    $      0.80
  Fully diluted ..............................................    $      0.27    $      0.99    $      0.74


See Notes to Consolidated Financial Statements.

                               FRANKLIN BANK, N.A.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                           Unrealized
                                                                  Preferred    Common      Additional      Gain/(Loss)     Retained
                                                                    Stock      Stock     Paid-in Capital  on Securities    Earnings
                                                                    -----      -----     ---------------  -------------    --------

Balance at January 1, 1994 .................................    $ 9,080,000   $1,450,208   $11,257,301    $    65,481   $ 3,124,416
Net income .................................................             --           --            --             --     2,396,250
Cash dividends:
  Preferred ($0.90 per share) ..............................             --           --            --             --      (396,830)
  Common ($0.23 per share) .................................             --           --            --             --      (571,383)
Common stock dividend ......................................             --      142,279     1,031,522             --    (1,176,281)
Common stock dividend on preferred stock converted to
  common stock .............................................             --       11,509        92,048             --      (103,557)
Conversion of preferred stock into common ..................     (8,427,687)   1,135,859     7,291,828             --            --
Redemption and payment of fractional shares on conversion
  of preferred stock into common ...........................       (652,313)          --            --             --       (24,278)
Exercise of options ........................................             --       44,522       252,595             --            --
Exercise of warrants .......................................             --      209,494       955,243             --            --
Change in unrealized gain (loss) on securities available for
  sale, net of tax .........................................             --           --            --     (1,253,447)           --
                                                                -----------   ----------   -----------    -----------   -----------
Balance at December 31, 1994 ...............................             --    2,993,871    20,880,537     (1,187,966)    3,248,337
Net income .................................................             --           --            --             --     3,356,239
Cash dividends on common stock ($0.17 per share) ...........             --           --            --             --      (539,284)
Common stock dividend ......................................             --      149,641     1,683,461             --    (1,837,555)
Exercise of options ........................................             --        6,090        14,234             --            --
Change in unrealized gain (loss) on securities available for
  sale, net of tax .........................................             --           --            --      2,163,812            --
                                                                -----------   ----------   -----------    -----------   -----------
Balance at December 31, 1995 ...............................             --    3,149,602    22,578,232        975,846     4,227,737
Net income .................................................             --           --            --             --       905,649
Cash dividends on common stock ($0.24 per share) ...........             --           --            --             --      (754,274)
Common stock dividends .....................................             --      157,643     1,576,430             --    (1,736,852)
Exercise of options ........................................             --        8,300        25,094             --            --
Change in unrealized gain (loss) on securities available
  for sale, net of tax .....................................             --           --            --       (777,890)           --
                                                                -----------   ----------   -----------    -----------   -----------
Balance at December 31, 1996 ...............................    $        --   $3,315,545   $24,179,756    $   197,956   $ 2,642,260
                                                                ===========   ==========   ===========    ===========   ===========

                                                                        Total
                                                                     Shareholders'
                                                                        Equity
                                                                        ------
Balance at January 1, 1994 .................................        $ 24,977,406
Net income .................................................           2,396,250
Cash dividends:
  Preferred ($0.90 per share) ..............................            (396,830)
  Common ($0.23 per share) .................................            (571,383)
Common stock dividend ......................................              (2,480)
Common stock dividend on preferred stock converted to
  common stock .............................................                  --
Conversion of preferred stock into common ..................                  --
Redemption and payment of fractional shares on conversion
  of preferred stock into common ...........................            (676,591)
Exercise of options ........................................             297,117
Exercise of warrants .......................................           1,164,737
Change in unrealized gain (loss) on securities available for
  sale, net of tax .........................................          (1,253,447)
                                                                    ------------
Balance at December 31, 1994 ...............................          25,934,779
Net income .................................................           3,356,239
Cash dividends on common stock ($0.17 per share) ...........            (539,284)
Common stock dividend ......................................              (4,453)
Exercise of options ........................................              20,324
Change in unrealized gain (loss) on securities available for
  sale, net of tax .........................................           2,163,812
                                                                    ------------
Balance at December 31, 1995 ...............................          30,931,417
Net income .................................................             905,649
Cash dividends on common stock ($0.24 per share) ...........            (754,274)
Common stock dividends .....................................              (2,779)
Exercise of options ........................................              33,394
Change in unrealized gain (loss) on securities available
  for sale, net of tax .....................................            (777,890)
                                                                    ------------
Balance at December 31, 1996 ...............................        $ 30,335,517
                                                                    ============


See Notes to Consolidated Financial Statements.

                               FRANKLIN BANK, N.A.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    Years Ended December 31,
                                                                                                    ------------------------
                                                                                               1996         1995          1994
                                                                                               ----         ----          ----
OPERATING ACTIVITIES
Net Income ............................................................................  $    905,649   $  3,356,239   $  2,396,250
Adjustments to reconcile net income to cash provided by (used in) operating activities:
    Provision for loan losses .........................................................     2,409,614      1,051,191        220,000
    Depreciation and amortization .....................................................     1,140,948        702,963        587,653
    Gain on sale of assets ............................................................      (560,315)      (553,378)      (611,852)
    Net deferral of loan origination fees .............................................        18,309        109,379        385,294
    (Accretion) amortization on securities ............................................       368,388             --             --
    (Increase) in accrued interest receivable .........................................      (679,421)      (191,580)      (610,839)
    (Increase)/decrease prepaid expenses and other assets .............................    (1,558,625)       737,389       (478,471)
    Increase/(decrease) accrued interest payable, deferred taxes and other liabilities     (1,006,186)    (5,626,216)     4,576,837
                                                                                         ------------   ------------   ------------
Total adjustments .....................................................................       132,712     (3,770,252)     4,068,622
                                                                                         ------------   ------------   ------------
Net cash provided by (used in) operating activities ...................................     1,038,361       (414,013)     6,464,872
INVESTING ACTIVITIES
Purchases of securities held to maturity ..............................................            --             --    (41,501,702)
Proceeds from maturities and paydowns of securities held to maturity ..................            --             --        973,222
Purchases of securities available for sale ............................................   (26,393,344)    (4,552,926)   (22,314,465)
Proceeds from sales of securities available for sale ..................................    25,908,461     19,569,371     13,953,125
Proceeds from maturities and paydowns of securities available for sale ................     2,418,003      4,003,278      6,743,113
Proceeds from the sale of loans .......................................................            --             --     16,030,306
Net (increase) in loans ...............................................................   (45,954,459)   (51,673,101)   (10,793,746)
Proceeds from the sale of real estate owned ...........................................       293,906        553,588      4,311,011
Capital expenditures ..................................................................    (1,775,778)    (1,077,659)      (837,842)
Purchase of Federal Home Loan Bank stock ..............................................      (667,100)      (962,500)       (60,100)
Purchase of Federal Reserve Bank stock ................................................       (56,200)       (59,150)       (24,050)
                                                                                         ------------   ------------   ------------
Net cash used in investing activities .................................................   (46,226,511)   (34,199,099)   (33,521,128)
FINANCING ACTIVITIES
Net increase in deposits ..............................................................     2,023,542     46,551,830     20,634,413
Increase/(decrease) in FHLB advances ..................................................   (11,000,000)    20,000,000     (5,300,000)
Proceeds from repayment of repurchase agreements ......................................    19,337,500     (6,292,500)    16,567,500
Prepayments of subordinated capital notes .............................................            --         (5,000)       (10,000)
Net (decrease) in advance payments for taxes and insurance ............................      (105,837)      (243,116)      (222,485)
Redemption and payment of fractional shares on preferred stock conversion .............            --             --       (676,591)
Cash dividends on common stock ........................................................      (754,274)      (712,861)      (480,805)
Exercise of common stock options and warrants .........................................        33,394         20,324      1,461,854

Payment of preferred stock dividends ..............................................                --             --       (396,830)
                                                                                          -----------    -----------   ------------
Net cash from financing activities ................................................         9,534,325     59,318,677     31,577,056
                                                                                         ------------    -----------   ------------
Net increase/(decrease) in cash and cash equivalents ..............................       (35,653,825)    24,705,565      4,520,800
                                                                                         ------------    -----------   ------------
Beginning cash and cash equivalents ...............................................        68,292,669     43,587,104     39,066,304
                                                                                         ------------    -----------   ------------
Ending cash and cash equivalents ..................................................      $ 32,638,844    $68,292,669   $ 43,587,104
                                                                                         ============    ===========   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest ........................................................................      $ 18,273,852    $18,137,953   $ 13,944,430
  Federal income taxes ............................................................           969,057      1,562,291        650,000
Non-cash investing and financing activities:
  Transfer of securities from held to maturity to available for sale(3) ...........                --     43,451,341             --
  Transfer from loans to real estate owned (net) ..................................         1,519,792             --      2,979,675
  Transfer of loans from held for sale to held to maturity ........................                --             --      3,497,022


See Notes to Consolidated Financial Statements.

                               FRANKLIN BANK, N.A.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION - Franklin Bank, N.A. ("the Bank") is a nationally chartered commercial bank, and a member of the Federal Reserve Bank ("FRB") System and the Federal Home Loan Bank ("FHLB") System. As a member of these systems, the Bank maintains a required investment in capital stock of the FRB of Chicago and the FHLB of Indianapolis.

         Deposits are insured by the Savings Association Insurance Fund ("SAIF") within certain limitations, as administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank operates three branches along with its main office branch in the communities of Southfield, Birmingham, and Grosse Pointe Woods, Michigan. The Bank is engaged in the business of commercial and retail banking. The majority of the Bank's income is derived from commercial and to a lesser extent retail business lending activities and investments.

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements consist of the accounts of Franklin Bank, N.A. and its wholly owned subsidiary. Significant intercompany balances and transactions have been eliminated.

         USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Estimates that are more susceptible to change in the near term include the allowance for loan loss, fair value of certain financial instruments and the determination and carrying value of impaired loans.

         SECURITIES - The Bank classifies securities into held to maturity, available for sale and trading categories. Held to maturity securities are those which management has the positive intent and the Bank has the ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those which the Bank may decide to sell if needed for liquidity, asset/liability management or other reasons. Available for sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of income taxes. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains or losses included in earnings. There were no securities classified as trading or held to maturity at December 31, 1996 or 1995.

                               FRANKLIN BANK, N.A.

         Realized gains or losses are determined based on the amortized cost of the specific security sold. Interest and dividend income adjusted by amortization of purchase premium or discount, are included in earnings.

         LOANS - Loans, for which management has the intent and the Bank has the ability to hold for the foreseeable future, until maturity or payoff, are reported at their outstanding, unpaid principal balances, reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans.

         The allowance for loan losses is maintained at a level believed adequate by Management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, amount and composition of the loan portfolio, and other factors. The allowance is increased by provisions for loan losses charged to income and reduced by net charge-offs.

         The Bank adopted Financial Accounting Standards Board Statement of Financial Accounting Standards "SFAS" No. 114, "Accounting by Creditors for Impairment of a Loan" (as amended by "SFAS" No. 118) on January 1, 1995. Under this standard, the carrying value of loans considered impaired is reduced to the present value of expected future cash flows or, as a practical expedient, to the fair value of the collateral by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported in the provision for loan losses. There was no increase in the allowance for loan losses resulting from the adoption of "SFAS" No. 114 at January 1, 1995.

         A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. Smaller balance homogeneous loans are collectively evaluated for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

         Interest on impaired loans is accrued and recognized as income based upon the principal amount outstanding. The carrying value of impaired loans is periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and other cash payments are reported as reductions in carrying value. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in the provision for loan losses.

                               FRANKLIN BANK, N.A.

         Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

         Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Fees received for originating loans for other institutions are recognized as income when the services are performed.

          REAL ESTATE OWNED - Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lesser of original recorded investment or fair value minus estimated costs to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of the (1) new cost basis or (2) fair value minus estimated costs to sell. Revenue and expenses from operations are included in defaulted loan expense, and additions to the valuation allowance are included in other expense.

         PREMISES AND EQUIPMENT - Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated lives of the assets.

         STATEMENTS OF CASH FLOWS - For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the consolidated statements of financial condition caption "Cash and cash equivalents." These items have original maturities of ninety days or less.

         DIVIDENDS - The payment of dividends on the Bank's common shares (if any) is limited by applicable law and regulations promulgated by the Office of the Comptroller of the Currency ("OCC"). The indenture relating to the Bank's subordinated capital notes also contains certain limitations on the payment of dividends in the event of default.

         INCOME TAXES - The Bank records income tax expense based on the amount of taxes due on its return plus changes in deferred taxes, computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         STOCK DIVIDENDS - The Bank accounts for stock dividends by capitalizing retained earnings in an amount equal to the fair value of the additional shares issued. All per share amounts are retroactively adjusted for stock dividends.

                               FRANKLIN BANK, N.A.

         RECLASSIFICATIONS - Certain reclassifications have been made in the consolidated financial statements to conform to the 1996 presentation.

         ISSUED BUT NOT YET ADOPTED ACCOUNTING STANDARDS - The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards "SFAS" No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", as amended by "SFAS" No. 127. The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, except for certain transactions such as repurchase agreements and securities lending, which are effective after December 31, 1997. This pronouncement is to be applied prospectively. Management does not expect the Statement to have a significant impact on the consolidated financial condition or results of operations of the Bank.

2.  LOANS

                                                                                                         December 31,
                                                                                                         ------------
                                                                                                    1996               1995
                                                                                                    ----               ----
Real Estate
  Single family mortgage .........................................................             $ 39,323,446      $ 38,317,145
  Home equity ....................................................................                8,689,435         7,489,674
  Commercial mortgage ............................................................              139,499,287       152,868,239
  Construction ...................................................................               33,644,580        31,034,492
Lease financing ..................................................................               97,518,144        62,270,137
Commercial .......................................................................               82,479,849        69,859,366
Land contracts ...................................................................                   18,623            24,412
Consumer .........................................................................               18,687,898        12,421,817
                                                                                               ------------      ------------
Total loans ......................................................................              419,861,262       374,285,282

Less
  Undisbursed funds ..............................................................                8,837,330        10,597,770
  Amounts due on underlying mortgages on commercial real
     estate loans ................................................................                  363,591           479,423
  Unamortized discounts on purchased loans .......................................                  156,172           139,746
  Unamortized discounts on lease financing .......................................               14,337,932         9,196,317
  Unamortized net loan expenses ..................................................                   28,903            10,592
                                                                                               ------------      ------------
Loans ............................................................................              396,137,334       353,861,434
Allowance for loan losses ........................................................                3,199,549         2,930,392
                                                                                               ------------      ------------
Net loans ........................................................................             $392,937,785      $350,931,042
                                                                                               ============      ============

                               FRANKLIN BANK, N.A.

ALLOWANCE FOR LOAN LOSSES

                                                                                      Years Ended December 31,
                                                                                      ------------------------
                                                                           1996                     1995                 1994
                                                                           ----                     ----                 ----
Balance at beginning of period ..........................               $2,930,392               $3,452,583           $3,794,661
Provision for loan losses ...............................                2,409,614                1,051,191              220,000
CHARGE-OFFS
Commercial ..............................................                  953,199                  217,471              118,997
Commercial mortgage .....................................                   42,075                  172,078                   --
Residential .............................................                    9,293                       --                   --
Consumer ................................................                  552,937                  243,362              222,648
Lease financing .........................................                  876,513                1,125,961              438,329
                                                                        ----------               ----------           ----------
Total charge-offs .......................................                2,434,017                1,758,872              779,974
                                                                        ----------               ----------           ----------
RECOVERIES
Commercial ..............................................                   59,895                   37,095               44,699
Commercial mortgage .....................................                    9,105                   16,900              143,300
Residential .............................................                       --                    1,000                  700
Consumer ................................................                   62,207                  110,470               26,870
Lease financing .........................................                  162,353                   20,025                2,327
                                                                        ----------               ----------           ----------
Total recoveries ........................................                  293,560                  185,490              217,896
                                                                        ----------               ----------           ----------
Net charge-offs .........................................                2,140,457                1,573,382              562,078
                                                                        ----------               ----------           ----------
Balance at end of period ................................               $3,199,549               $2,930,392           $3,452,583
                                                                        ==========               ==========           ==========

         At December 31, 1996 and 1995, the balance of impaired loans was $6,818,048 and $9,347,870, respectively. Of this amount, $1,789,767 and
$7,929,182 in impaired loans required no allowance for loan loss allocation for the years ended December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995 the remaining impaired loans of $5,028,281 and $1,418,688 had $1,104,372 and $400,320 of the allowance for loan losses allocated to them, respectively, although the entire allowance remains available for charge-offs of any loan.

         The average balance of impaired loans for 1996 and 1995 was $7,224,030 and $5,085,528, respectively. Interest income recognized on impaired loans during 1996 and 1995 was $190,315 and $97,289, respectively. All of the interest income was recognized on a cash basis.

          Non-accrual loans at December 31, 1996 and 1995, which amounted to $2,203,598 and $9,347,870, respectively, are loans which were on non-accrual status prior to the adoption of "SFAS" No. 114, "Accounting by Creditors for Impairment of a Loan."

         At December 31, 1996 and 1995, the Bank serviced whole loans and participations sold amounting to approximately $7,899,253 and $12,575,000, respectively.

                               FRANKLIN BANK, N.A.


         A large percentage of the Bank's portfolio of loans is comprised of loans collateralized by commercial or residential real estate, substantially all of which were located in southeastern Michigan.

3.  DEBT AND EQUITY SECURITIES

                                                                                        Gross             Gross
                                                                   Amortized          Unrealized        Unrealized
                                                                      Cost              Gains             Losses          Fair Value
                                                                      ----              -----             ------          ----------
SECURITIES AVAILABLE FOR SALE
December 31, 1996:
  Mortgage-backed securities ............................         $11,344,468         $   82,242         $21,452         $11,405,258
  U.S. government and agency securities .................          35,052,990            169,271           7,948          35,214,313
  Municipal securities ..................................           2,645,737             79,507           1,690           2,723,554
                                                                  -----------         ----------         -------         -----------
Total ...................................................         $49,043,195         $  331,020         $31,090         $49,343,125
                                                                  ===========         ==========         =======         ===========

December 31, 1995:
  Mortgage-backed securities ............................         $15,228,752         $   80,095         $29,369         $15,279,478
  U.S. government and agency securities .................          32,642,392          1,328,923              --          33,971,315
  Municipal securities ..................................           3,058,926             99,583             680           3,157,829
                                                                  -----------         ----------         -------         -----------
Total ...................................................         $50,930,070         $1,508,601         $30,049         $52,408,622
                                                                  ===========         ==========         =======         ===========


Gross realized gains, losses and proceeds on sales of securities available for sale were:

                                                                                 1996               1995              1994
                                                                                 ----               ----              ----
Gross realized gains on U.S. government and agency
  securities..........................................................     $     401,029       $    620,042      $   75,995
Gross realized gains on mortgage-backed securities....................            10,525                ---              ---
Gross realized gains on municipal securities..........................             3,075                ---              ---
Gross realized losses on U.S. government and agency
  securities..........................................................               ---             66,664           56,191
Gross proceeds from the sale of available for sale
  securities..........................................................        25,908,461         19,569,371       13,953,125


The scheduled maturities of available for sale securities at December 31, 1996 were as follows:

                                                                                                Amortized
                                                                                                   Cost             Fair Value
                                                                                                   ----             ----------
Mortgage-backed securities .....................................................               $11,344,468         $11,405,258
U.S. government and agency securities due after one
  through five years ...........................................................                35,052,990          35,214,313
Municipal bonds due after five through ten years ...............................                 1,969,455           2,041,390
Municipal bonds due after 10 through 15 years ..................................                   676,282             682,164
                                                                                               -----------         -----------
Total ..........................................................................               $49,043,195         $49,343,125
                                                                                               ===========         ===========


Pledged securities carried at fair value at December 31, 1996 equaled
$46,619,570.

                               FRANKLIN BANK, N.A.

In accordance with the FASB Special Report, A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities, securities held to maturity with an amortized cost of $41,772,215 and a fair value of $43,451,341, were transferred to the available for sale classification on December 12, 1995. The transfer increased shareholders' equity by $1,108,223 , which is net of the related deferred tax asset of $570,903. The classification was made to provide greater flexibility in managing liquidity and interest rate risk.


4.  DEPOSITS

                                                                                                          December 31,
                                                                                                          ------------
                                                                                               1996                         1995
                                                                                               ----                         ----
Business checking ........................................................                 $106,976,511                 $ 90,640,821
Personal checking ........................................................                    5,800,735                    3,670,555
Statement savings ........................................................                      344,106                      403,012
Variable-rate accounts:
  Money funds ............................................................                   94,824,064                   79,700,272
  Money market ...........................................................                   45,385,107                   41,094,111
Negotiable order of withdrawal accounts ..................................                    5,876,495                    5,970,920
Fixed rate certificates ..................................................                  142,682,964                  178,386,749
                                                                                           ------------                 ------------
Total ....................................................................                 $401,889,982                 $399,866,440
                                                                                           ============                 ============



         Time deposits issued in denominations of $100,000 or more at December 31, 1996 and 1995 were $77,348,778 and $97,558,493, respectively.

          Certificate accounts at December 31, 1996 mature as follows:

1997..................................................................              $122,057,420
1998..................................................................                10,906,559
1999..................................................................                 3,369,541
2000..................................................................                 2,931,546
2001..................................................................                 2,747,948
2002 and thereafter...................................................                   669,950
                                                                                    ------------
Total.................................................................              $142,682,964
                                                                                    ============

                               FRANKLIN BANK, N.A.


5.  INTEREST EXPENSE ON DEPOSITS

                                                                              Years Ended December 31,
                                                                              ------------------------
                                                                      1996               1995              1994
                                                                      ----               ----              ----
Statement savings.................................               $      9,027      $      10,034    $      12,846
Variable-rate accounts:
  Money funds.....................................                  3,954,804          3,252,376        2,390,371
  Money markets...................................                  1,576,301          1,442,733        1,191,175
Negotiable order of withdrawal accounts...........                     49,561             48,615           51,639
Fixed-rate certificates...........................                 10,572,098         11,089,589        8,823,165
                                                                 ------------       ------------     ------------
Total.............................................               $ 16,161,791       $ 15,843,347     $ 12,469,196
                                                                 ============       ============     ===========



6.  OTHER BORROWED FUNDS

         At December 31, 1996, FHLB advances incurred interest and were repayable as follows:

Date of Maturity                                                                     Interest Rate       Amount
----------------                                                                     -------------       ------
May 14, 1997..................................................                           5.62%         $10,000,000
January 21, 1997..............................................                           5.62            7,000,000
January 30, 1997..............................................                           5.62            7,000,000
                                                                                         ----          -----------
Total.........................................................                           5.62%         $24,000,000
                                                                                         ====          ===========


At December 31, 1996, repurchase agreements incurred interest and were repayable as follows:

Date of Maturity                                                   Interest Rate       Amount
----------------                                                   -------------       ------

January 7, 1997...............................................         5.90%        $ 5,187,500
January 7, 1997...............................................         5.90           7,385,000
January 7, 1997...............................................         5.90           8,690,000
January 7, 1997...............................................         5.92           4,220,000
January 7, 1997...............................................         5.90           4,130,000
                                                                       ----         -----------
Total.........................................................         5.90%        $29,612,500
                                                                       ====         ===========


         At December 31, 1995, FHLB advances incurred interest and were repayable as follows:

Date of Maturity                                                     Interest Rate                    Amount
----------------                                                     -------------                    ------


January 20, 1996 ...................................................      5.96%                     $30,000,000
January 28, 1996 ...................................................      5.79                        5,000,000
                                                                          ----                      -----------
Total ..............................................................      5.94%                     $35,000,000
                                                                          ====                      ===========

                               FRANKLIN BANK, N.A.

         At December 31, 1995, repurchase agreements incurred interest and were repayable as follows:

Date of Maturity                                                       Interest Rate         Amount

January 4, 1996 ....................................................       5.81%          $ 5,175,000
January 4, 1996 ....................................................       5.94             5,100,000
                                                                           ----           -----------
Total ..............................................................       5.88%          $10,275,000
                                                                           ====           ===========


         FHLB advances are collateralized by the Bank's first mortgage loans under a specific lien arrangement and by the designated securities. The maximum borrowings allowed under this arrangement are approximately $46 million at December 31, 1996. At December 31, 1996, first mortgage loans pledged as collateral totaled approximately $39 million and securities pledged totaled approximately $15 million. At December 31, 1996 there was approximately $29 million of pledged securities as collateral for the outstanding repurchase agreements. These securities were held in safekeeping by the originators of the repurchase agreements.

         The following table sets forth the maximum month-end balance, average daily balance and weighted average interest rate of FHLB advances for the periods indicated:

                                                                                          Years Ended December 31,
                                                                                          ------------------------

                                                                          1996                     1995                     1994
                                                                          ----                     ----                     ----
Maximum balance .........................................             $36,000,000              $35,000,000              $31,600,000
Average balance .........................................               6,512,372               11,805,869               16,145,000
Weighted average interest rate ..........................                    5.84%                    6.32%                    4.48%


         The following table sets forth the maximum month-end balance, average daily balance and weighted average interest rate of repurchase agreements for the periods indicated:

                                                                                Years Ended December 31,
                                                                                ------------------------

                                                              1996                    1995                      1994
                                                              ----                    ----                      ----
Maximum balance................................           $29,612,500             $24,760,000               $16,567,500
Average balance................................            16,129,323              16,689,536                 2,710,323
Weighted average interest rate.................                 5.44%                   6.04%                     5.28%

                                                FRANKLIN BANK, N.A.


7.  REGULATORY MATTERS

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets its capital adequacy requirements to which it is subject.

         As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk- based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.


                                                                                                             Well Capitalized
                                                                                        For Capital           Under Prompt
                                                             Actual                  Adequacy Purposes     Corrective Provisions
                                                             ------                  -----------------     ---------------------
                                                             Amount     Ratio        Amount     Ratio     Amount       Ratio
                                                             ------     -----        ------     -----     ------       -----
As of December 31, 1996:
Total capital (to risk weighted assets) ............     $40,330,549    10.04%    $32,147,360   8.00%   $40,184,200    10.00%
Tier 1 capital (to risk weighted assets) ...........      29,206,000     7.27      16,073,680    4.00    24,110,520     6.00
Tier 1 capital (to average assets) .................      29,206,000     5.99      19,514,000    4.00    24,392,500     5.00

As of December 31, 1995:
Total capital (to risk weighted assets) ............      40,272,771    10.59      30,421,280    8.00    38,026,600    10.00
Tier 1 capital (to risk weighted assets) ...........      29,867,379     7.85      15,210,640    4.00    22,815,960     6.00
Tier 1 capital (to average assets) .................      29,867,379     6.58      18,150,459    4.00    22,688,050     5.00

                                                FRANKLIN BANK, N.A.


8.       PREMISES AND EQUIPMENT

                                                                                                     At December 31,
                                                                                                     ---------------
                                                                                                 1996             1995
                                                                                                 ----             ----
Land and land improvements .................................................                $   200,000       $   200,000
Building ...................................................................                    583,337           583,337
Furniture, fixtures and equipment ..........................................                  5,374,302         4,063,372
Leasehold improvements .....................................................                  1,962,706         1,795,090
                                                                                            -----------       -----------
Total ......................................................................                  8,120,345         6,641,799
Less accumulated depreciated and amortization ..............................                 (2,991,099)       (2,154,372)
                                                                                            -----------       -----------
Premises and equipment, net ................................................                $ 5,129,246       $ 4,487,427
                                                                                            ===========       ===========


9.  SUBORDINATED NOTES AND WARRANTS

         At December 31, 1996 and 1995, the Bank has outstanding $7,475,000 of 8.50% subordinated capital notes due January 15, 2003 (the "Notes").

         The Notes, including principal and interest payments thereon, are subordinated at all times to the prior payment of senior indebtedness due and owing, including deposit accounts. The Notes may be redeemed at the Bank's option on or after January 15, 1996, subject to certain conditions. The Notes are considered regulatory capital for purposes of determining risk-based capital.


10.  FEDERAL INCOME TAXES

         The following is a summary of the provision for federal income taxes.

                                                                                    Years Ended December 31,
                                                                                    ------------------------
                                                                 1996                         1995                          1994
                                                                 ----                         ----                          ----
Current .....................................                   $342,567                   $1,396,641                   $ 1,031,973
Deferred ....................................                     48,182                       41,748                       (53,223)
                                                                --------                   ----------                   -----------
Total .......................................                   $390,749                   $1,438,389                   $   978,750
                                                                ========                   ==========                   ===========


         A reconciliation of the statutory rate to the effective rate is shown below:

                                                                                             Years Ended December 31,
                                                                                             ------------------------
                                                                           1996                     1995                     1994
                                                                           ----                     ----                     ----
Provision computed at statutory rate ......................             $ 440,775              $ 1,630,174              $ 1,147,500
Tax exempt interest .......................................              (103,366)                (104,345)                 (77,402)
Other, net ................................................                53,340                  (87,440)                 (91,348)
                                                                        ---------              -----------              -----------
Total .....................................................             $ 390,749              $ 1,438,389              $   978,750
                                                                        =========              ===========              ===========

         The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                                               Years Ended December 31,
                                                               ------------------------
                                                               1996             1995
                                                               ----             ----
DEFERRED TAX ASSETS
  Allowance for loan losses..........................        $303,934      $  212,420
  Nonaccrual loan interest...........................          97,960         199,989
  Net deferred loan fees.............................           9,827           3,602
  Other..............................................          23,257          36,131
                                                           ----------      ----------
Total deferred tax assets............................         434,978         452,142
DEFERRED TAX LIABILITIES
  Premises and equipment.............................         218,873         197,922
  Unrealized gain on securities......................         101,976         502,708
  Other..............................................          33,726          23,659
                                                           ----------      ----------
Total deferred tax liabilities.......................         354,575         724,289
                                                           ----------      ----------
Net deferred tax assets/(liabilities)................      $  80,403       $ (272,147)
                                                           ==========      ==========

11.  STOCK OPTIONS AND EMPLOYEE STOCK OWNERSHIP PLAN

         In 1994, shareholders approved the adoption of two separate stock option plans for certain key executives and non-employee directors of the Bank.

         Under the Key Executive Plan, up to 140,000 common shares may be granted and up to 50,000 common shares under the Director's Plan. Grants made under the plans are subject to certain anti-dilution provisions. If an option expires or terminates for any reason without having been fully exercised, unexercised portions of the options are available for further grant under the Plans.

         The Plans are administered by Committees selected by the Board of Directors. Subject to the eligibility and other limitations of the Directors Plan, the Committees are authorized to make grants under the Plans and otherwise administer the Plans. The Committees may determine the term of each option (not to exceed 10 years from the date of grant), the date on which each option shall be granted and the other relevant provisions of each option agreement.

                               FRANKLIN BANK, N.A.

         The Financial Accounting Standards Board issued statement No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123") for transactions entered into during 1996 and thereafter. The Statement establishes a fair value method of accounting for employee stock options and similar equity instruments such as warrants, and encourages all companies to adopt that method of accounting for all of their employee stock compensation plans. However, the Statement allows companies to continue measuring compensation cost for such plans using accounting guidance in place prior to SFAS No. 123. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net income and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted. Additionally pro-forma disclosures for awards granted in 1995 are to be presented for comparative purposes.

         The Bank has not adopted the fair value accounting provisions of SFAS No. 123 and will continue to apply its current method of accounting. Accordingly, SFAS No. 123 has no impact on the Bank's consolidated financial position or results of operation.

         The Bank accounts for the stock option plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs have been recognized for the plans. Had compensation cost for the plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Bank's net income and income per share would have been as follows for the years ended December 31:

                                                                                1996                  1995
                                                                                ----                  ----
Net income
  As reported ........................................................    $     905,649          $   3,356,239
  Pro forma ..........................................................          948,526              3,142,341

Primary income per share
  As reported ........................................................    $        0.27          $        1.00
  Pro forma ..........................................................             0.28                   0.94

Fully diluted income per share
  As reported ........................................................    $        0.27          $        0.99
  Pro forma ..........................................................             0.28                   0.93


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 1.94 percent for each year; expected volatility of 37.57 and
39.52 percent; risk-free interest rates of 6.56 and 5.90 percent; and expected lives of 10 years.

         The Bank also has options outstanding under previous plans. The weighted-average remaining contractual life of shares outstanding at December 31, 1996 is 7.2 years.

                               FRANKLIN BANK, N.A.

         The following table summarizes outstanding stock options by plan at December 31, 1996. All information presented in this footnote with respect to stock options has been adjusted for the effects of all stock dividends.

                                                                             Exercise Price Per Share
                                                                             ------------------------
                                                          Number of                              Weighted
                                                            Shares              Range            Average
                                                            ------              -----            -------
Key executives' 1986 plan.......................             27,410          $  2.03-9.22          $3.39
Director's 1986 plan............................             39,003             3.08-9.22           7.15
Key executives' 1994 plan.......................            151,019            8.55-11.74           9.43
Directors' 1994 plan............................             22,587             7.34-7.71           7.52
                                                           --------         -------------         ------
Balance at December 31, 1996....................            240,019           $2.30-11.74          $8.19
                                                            =======           ===========          =====


         The following is a summary of stock option activity for each of the three years in the period ended December 31, 1996.

                                                         Weighted
                                                         Average           Price Per         Number of
                                                      Exercise Price         Share            Options
                                                      --------------         -----            -------
Outstanding - January 1, 1994....................         $ 5.33          $  2.03-9.22        136,590
New plans........................................           8.44             7.34-8.55        127,331
Exercised in 1994................................           5.78             2.30-5.96        (51,550)
Expired/cancelled in 1994........................           5.96                  5.96         (2,261)
                                                          ------          ------------       --------
Outstanding - December 31, 1994..................           7.46             2.30-9.22        210,110
Additions of options 1994 executives' plan.......          11.74                 11.74         44,100
Addition of options 1994 directors' plan.........           7.71                  7.71         11,018
Exercised in 1995................................           3.02             2.30-3.08         (6,715)
                                                          ------          ------------       --------
Outstanding - December 31, 1995..................           8.13            2.30-11.74        258,513
Exercised in 1996................................           3.83             2.30-9.22         (8,715)
Cancelled in 1996................................           7.81            2.30-11.74         (9,779)
                                                          ------          ------------       --------
Outstanding - December 31, 1996..................         $ 8.19          $ 2.30-11.74        240,019
                                                          ======          ============       ========



         The weighted average fair value of options granted in 1995 was $10.93.

         Of the 240,019 options outstanding at December 31, 1996, options for 169,285 shares were exercisable, at a weighted average exercise price of $7.86.

         The Bank also has an Employee Stock Ownership Plan ("ESOP"). Contributions to the ESOP may be invested in either common or preferred stock of the Bank, purchased in the open market. For the years ended December 31, 1996, 1995 and 1994, contributions of $122,200, $200,200 and $150,500, respectively, were made to the ESOP. The Bank is not committed to predetermined ESOP contributions. Any future contributions to the ESOP, as recommended by the ESOP Committee, must be approved by the Board of Directors.

                               FRANKLIN BANK, N.A.


12.  TRANSACTIONS WITH RELATED PARTIES

         The Bank has engaged two advertising agencies each partially-owned separately by two members of the Board of Directors. The Bank paid $349,230, $145,072 and $204,212 for the years ended December 31, 1996, 1995 and 1994, respectively.

         Loan activity to officers and their associates is summarized as follows:

                                                                                  1996                  1995               1994
                                                                                  ----                  ----               ----
Balance, beginning of year .......................................              $619,104              $691,413           $684,006
Additions - new loans ............................................                48,692                68,993            178,698
Less - principal payments and loans sold .........................               443,714               141,302            171,291
                                                                                --------              --------           --------
Balance, end of year .............................................              $224,082              $619,104           $691,413
                                                                                ========              ========           ========


         As of December 31, 1996, and 1995 there were no loans outstanding to Directors of the Bank or their associates. Also effective March 1, 1995 all employee checking accounts moved to other banks and no new loans were made to any employee after this date with the exception of draws on existing home equity lines of credit.

                               FRANKLIN BANK, N.A.


13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosures of the fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. The fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the fair value amounts.

                                         December 31, 1996             December 31, 1995
                                      ------------------------     -------------------------
                                      Carrying                      Carrying
                                       Amount       Fair Value       Amount       Fair Value
                                      --------      ----------      --------      ----------
                                                     (Dollars in Thousands)
ASSETS
  Cash and cash equivalents ...       $ 32,639       $ 32,639       $ 68,293       $ 68,293
  Securities available for sale         49,343         49,343         52,409         52,409
  Net loans ...................        392,938        391,972        350,931        352,161
  Accrued interest receivable .          4,008          4,008          3,329          3,329
  FHLB and FRB stock ..........          5,926          5,926          5,202          5,202
  Excess servicing ............             40             40             47             47
LIABILITIES
  Demand deposits .............        259,207        259,207        221,480        221,480
  Time deposits ...............        142,683        143,453        178,387        179,522
  Short term debt .............         53,613         53,613         45,275         45,275
  Long term debt ..............          7,475          8,434          7,475          7,802
  Accrued interest payable ....            690            690            851            851

         Fair values were determined using the following assumptions:

         CASH AND CASH EQUIVALENTS - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

         SECURITIES AVAILABLE FOR SALE - For securities available for sale, fair values are based on quoted market prices or dealer quotes.

         NET LOANS - For certain homogeneous categories of loans, such as some residential mortgages, consumer loans, commercial real estate loans, etc., fair value is estimated by discounting the future cash flows over the life to maturity using the current rates at which similar loans would be made to borrowers with similar credit ratings. For those loans tied to a prime rate index, fair values approximate carrying values. Both the carrying value and fair value of loans receivable are shown net of the allowance for loan losses.

                               FRANKLIN BANK, N.A.

         ACCRUED INTEREST RECEIVABLE AND PAYABLE - The carrying values of accrued interest receivable and payable approximate their fair values.

         FHLB STOCK AND FRB STOCK - The carrying values of the FHLB and FRB stock approximate fair value.

         DEMAND DEPOSITS AND TIME DEPOSITS - The fair values of demand deposits, savings accounts, and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the current rates for deposits of similar remaining maturities.

         LONG-TERM DEBT - Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value. For that debt which has repriced within the last six months, its fair market value would approximate its carrying value.

         SHORT-TERM DEBT - The carrying value of the short-term debt approximates its fair value.


14. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

         At December 31, 1996, 1995 and 1994, the Bank had outstanding loan commitments for loans that have either not been accepted by the borrower or not closed of approximately $3.3 million, $6.1 million and $7.5 million, respectively. These include commitments for commercial business loans, residential mortgages and home equity loans.

         Under loan agreements for transactions which had closed, the Bank had commitments to fund commercial lines of credit, construction and home equity loans of approximately $40.7 million, $36.0 million and $15.2 million at December 31, 1996, 1995 and 1994, respectively. The Bank had commitments to fund construction loans of approximately $9.4 million, $12.1 million and $6.5 million at December 31, 1996, 1995 and 1994, respectively. The Bank had commitments to fund home equity loans of approximately $12.2 million, $13.6 million and $15.8 million at December 31, 1996, 1995 and 1994, respectively. As certain commitments to make loans and fund lines of credit expire without being used, the amount does not necessarily represent future cash commitments.

                              FRANKLIN BANK, N.A.


14. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK
      (CONT.)

         The Bank leases three of its offices from nonaffiliated entities for its headquarters in Southfield and two branch offices in Birmingham and Southfield. Minimum rents under all non-cancelable leases are summarized as follows:


                                                                    At
                                                            December 31, 1996
                                                            -----------------
1997......................................................      $  790,081
1998......................................................         782,328
1999......................................................         753,828
2000......................................................         753,828
2001......................................................         753,828
Thereafter................................................       4,542,408
                                                                ----------
Total.....................................................      $8,376,301
                                                                ==========

         Rental expense for the years ended December 31, 1996, 1995 and 1994 was $751,699, $698,784 and $567,789, respectively.

         The Bank is a defendant in lawsuits arising in the normal course of business. In the opinion of management the results of these lawsuits will not have a significant adverse effect on the Bank's consolidated financial statements.

         The Bank had non-interest bearing deposits of $25.4 million with Detroit Branch of Chicago Federal Reserve Bank at December 31, 1996.

                               FRANKLIN BANK, N.A.


15.  COMPUTATION OF PRIMARY AND FULLY DILUTED INCOME PER SHARE


                                                                         Years Ended December 31,
                                                                 ---------------------------------------------
                                                                    1996             1995              1994
                                                                 ----------       ----------       -----------
PRIMARY INCOME PER SHARE
Net income ...............................................       $  905,649       $3,356,239       $ 2,396,250
Preferred stock dividends ................................               --               --          (396,830)
                                                                 ----------       ----------       -----------
Net income applicable to common stock after preferred
  stock dividend .........................................       $  905,649       $3,356,239       $ 1,999,420
                                                                 ----------       ----------       -----------
Weighted average shares outstanding:
  Common stock ...........................................        3,308,945        3,302,316         2,398,747
  Common stock equivalents: from assumed exercise of
    Stock options and warrants ...........................           76,281           54,276            87,849
                                                                 ----------       ----------       -----------
Average shares outstanding, primary ......................        3,385,226        3,356,592         2,486,596
                                                                 ----------       ----------       -----------
Primary income per share .................................       $     0.27       $     1.00       $      0.80
                                                                 ==========       ==========       ===========
FULLY DILUTED INCOME PER SHARE
Net income ...............................................       $  905,649       $3,356,239       $ 2,396,250
                                                                 ----------       ----------       -----------
Weighted average shares outstanding:
  Common stock ...........................................        3,308,945        3,302,316         2,398,747
  Series A $0.90 noncumulative convertible preferred stock
    assumed conversion (at rate of $6.66 per share) ......               --               --           737,037
                                                                 ----------       ----------       -----------
  Common stock equivalents: from assumed exercise of
    stock options and warrants ...........................           79,993           92,519            87,849
                                                                 ----------       ----------       -----------
Average shares outstanding, fully diluted ................        3,388,938        3,394,835         3,223,633
                                                                 ----------       ----------       -----------
Fully diluted income per share ...........................       $     0.27       $     0.99       $      0.74
                                                                 ==========       ==========       ===========

         Primary income per share is computed by dividing net income, after deducting dividends declared on the Series A $0.90 noncumulative convertible preferred stock, by the weighted average number of common shares and common stock equivalents which would arise from considering exercisable dilutive stock options and warrants. Fully diluted income per share is computed by dividing net income by the common shares and common stock equivalents above and assumes the conversion of the Series A $0.90 noncumulative convertible preferred stock, if dilutive.

         All per share amounts presented in the Consolidated Statements of Income and the weighted average share amounts have been adjusted for the 5% common stock dividends declared in December 1996, 1995 and 1994. During 1994, 1,264,974 common shares were issued upon conversion of $8,427,687 of the Series A $0.90 noncumulative convertible preferred stock, and 230,967 common shares were issued upon exercise of warrants which were issued with subordinated capital notes on August 2, 1990. The exercise option period of the warrants expired on September 15, 1994. Had the conversion of the preferred stock and the exercise of the common stock purchase warrants occurred on January 1, 1994 primary income per share for 1994 would have been $0.74.

                             FRANKLIN BANK, N.A.

                      CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE QUARTERLY PERIOD ENDED

                              SEPTEMBER 30, 1997

                       FRANKLIN BANK, N.A. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                               AT                   AT
                                                                                        SEPTEMBER 30, 1997  DECEMBER 31, 1996
                                                                                        ------------------  -----------------
                                                                                          (unaudited)
ASSETS
Cash and due from banks                                                                      $ 38,139,632      $ 28,921,009
Interest earning deposits                                                                         132,843           113,276
Time deposits with Federal Home Loan Bank                                                       1,092,277         3,604,559
                                                                                            -------------     -------------
Cash and cash equivalents                                                                      39,364,752        32,638,844
Securities available for sale                                                                  30,068,727        49,343,125
Federal Home Loan Bank stock, at cost                                                           5,868,900         5,153,200
Federal Reserve Bank stock, at cost                                                               825,150           772,450
                                                                                            -------------     -------------
Loans Receivable                                                                              390,045,736       396,137,334
Allowance for loan losses                                                                      (2,754,165)       (3,199,549)
                                                                                            -------------     -------------
Net loans                                                                                     387,291,571       392,937,785
Accrued interest receivable                                                                     3,368,137         4,008,474
Real estate owned                                                                               2,599,326         1,371,569
Premises and equipment, net                                                                     4,781,147         5,129,246
Prepaid expenses and other assets                                                               5,814,148         4,438,155
                                                                                            -------------     -------------
Total assets                                                                                $ 479,981,858     $ 495,792,848
                                                                                            =============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                                                                    $ 424,074,629     $ 401,889,982
Advances from Federal Home Loan Bank                                                                             24,000,000
Repurchase agreements                                                                          12,235,000        29,612,500
Subordinated capital notes                                                                      7,475,000         7,475,000
Advance payments by borrowers for taxes and insurance                                             304,996           172,502
Accrued interest payable                                                                          569,159           689,523
Other liabilities                                                                               2,495,823         1,617,824
                                                                                            -------------     -------------
Total liabilities                                                                             447,154,607       465,457,331
Shareholders' equity
        Common stock - Par value $1.00; authorized 6,000,000 shares; issued and outstanding 3,320,045 shares at September 30, 1997 and
        3,315,545 shares at December 31, 1996                                                   3,320,045         3,315,545
Additional paid-in capital                                                                     24,189,860        24,179,756
Unrealized gain on securities available for sale, net of tax                                      152,337           197,956
Retained earnings                                                                               5,165,009         2,642,260
                                                                                            -------------     -------------
Total shareholders' equity                                                                     32,827,251        30,335,517
                                                                                            -------------     -------------
Total liabilities and shareholders' equity                                                  $ 479,981,858     $ 495,792,848
                                                                                            =============     =============


                See Notes to Consolidated Financial Statements

                       FRANKLIN BANK, N.A. AND SUBSIDIARY

               CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

                                         NINE MONTHS ENDED            THREE MONTHS ENDED
                                           SEPTEMBER 30,                SEPTEMBER 30,
                                        1997           1996          1997           1996
                                    -------------  ------------  -------------  -------------
INTEREST INCOME
Interest on loans                     $27,622,049  $26,174,380      $9,187,419  $ 9,015,357
Interest on securities                  2,065,757    2,340,341         612,231      770,032
Other interest and dividends              845,251      883,906         315,651      244,537
                                    -------------  -----------   -------------  -----------
Total interest income                  30,533,057   29,398,627      10,115,301   10,029,926
INTEREST EXPENSE
Interest on deposits                   10,192,921   12,409,223       3,387,082    4,091,200
Interest on Federal Home Loan
  Bank advances and other
  borrowings                            2,039,165    1,236,447         440,362      477,860
                                    -------------  -----------   -------------  -----------
Total interest expense                 12,232,086   13,645,670       3,827,444    4,569,060
                                    -------------  -----------   -------------  -----------
Net interest income                    18,300,971   15,752,957       6,287,847    5,460,866
Provision for loan losses               2,600,000    1,175,000         900,000      425,000
                                    -------------  -----------   -------------  -----------
Net interest income after
  provision for loan losses            15,700,971   14,577,957       5,387,847    5,035,866
                                    -------------  -----------   -------------  -----------
OTHER INCOME
Deposit account service charges         2,012,449    1,634,485         746,154      606,908
Loan fees                                 565,530      795,682         183,998      255,080
Net gain on sale of securities
  and loans                               215,198      414,632          64,885      111,740
Investment products                        54,100       39,133          21,905        9,247
Other                                     218,481      192,685          70,330       55,915
                                    -------------  -----------   -------------  -----------
Total other income                      3,065,758    3,076,617       1,087,272    1,038,890
                                    -------------  -----------   -------------  -----------
OTHER EXPENSES
Compensation and benefits               7,101,705    6,402,269       2,382,525    2,054,627
Occupancy and equipment                 2,136,654    1,807,708         762,048      633,471
Advertising                               446,718      884,514         148,511      154,146
Federal insurance premiums                277,791    3,085,933          92,407    2,603,047
Defaulted loan expense                    583,552      249,815         306,623      126,818
Communication expense                     502,763      425,889         171,182      148,831
Outside service expenses                1,318,404    1,321,199         431,268      486,747
Other                                   2,029,300    2,221,557         689,595      792,835
                                    -------------  -----------   -------------  -----------
Total other expenses                   14,396,887   16,398,884       4,984,159    7,000,522
                                    -------------  -----------   -------------  -----------
Income before provision for
  federal income taxes                  4,369,842    1,255,690       1,490,959     (925,766)
Provision for federal income taxes      1,247,726      352,066         428,637     (343,468)
                                    -------------  -----------   -------------  -----------
Net income                            $ 3,122,116  $   903,624      $1,062,322  $  (582,298)*
                                    =============  ===========   =============  ===========
EARNINGS PER SHARE
Shares outstanding
  Primary                               3,419,488    3,378,307       3,446,175    3,366,698
  Fully diluted                         3,457,478    3,378,307       3,461,543    3,366,698
Net income
  Primary                             $      0.91  $      0.27*     $     0.31       ($0.17)*
  Fully diluted                       $      0.90  $      0.27*     $     0.31       ($0.17)*

* After the effect of a one-time charge to earnings of $1.6 million ($0.48 per share), after tax, for the SAIF special assessment.

                 See Notes to Consolidated Financial Statements

                     FRANKLIN BANK, N.A. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF FLOWS (unaudited)


                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                         1997                   1996
                                                                                 --------------------   --------------------


OPERATION ACTIVITIES
Net income                                                                             $  3,122,116          $     903,624
Adjustments to reconcile net income to cash provided by operating activities:
  Provision for loan losses                                                               2,600,000              1,175,000
  Depreciation and amortization                                                           1,036,267                793,116
  Gain on sale of assets                                                                   (220,011)              (414,632)
  Net deferral of loan origination fees                                                       5,720                 31,169
(Increase)/decrease in accrued interest receivable                                          640,337               (437,063)
Amortization on securities                                                                  333,213
Increase/(decrease) in prepaid expenses and other assets                                 (1,361,860)            (1,967,171)
Increase in accrued interest payable, deferred taxes and other liabilities                  757,635              1,908,569
                                                                                       ------------          -------------
Total adjustments                                                                         3,791,301              1,088,988
                                                                                       ------------          -------------
Net cash from operating activities                                                        6,913,417              1,992,612

INVESTING ACTIVITIES
Purchase of securities available for sale                                               (18,652,083)           (26,404,875)
Proceeds from sales of securities available for sale                                     36,604,449             23,914,566
Proceeds from maturities and paydowns of securities available for sale                    1,127,454                 12,494
Net (increase)/decrease in loans                                                          1,817,328            (34,474,821)
Proceeds from the sale of real estate owned                                                   7,667                757,486
Capital expenditures                                                                       (678,802)            (1,235,125)
Purchase of Federal Home Loan Bank stock                                                   (715,700)              (667,100)
Purchase of Federal Reserve Bank stock                                                      (52,700)               (55,650)
                                                                                      -------------          -------------
Net cash from investing activities                                                       19,457,613            (38,153,025)

FINANCING ACTIVITIES
Net increase in deposits                                                                 22,184,647             15,878,521
Decrease in FHLB advances                                                               (24,000,000)           (10,000,000)
Increase (decrease) in repurchase agreements                                            (17,377,500)            14,717,500
Net increase in advance payments for taxes and insurance                                    132,494                354,042
Exercise of common stock options                                                             14,604                 19,851
Cash dividends on common stock                                                             (599,367)              (567,086)
                                                                                       ------------          -------------
Net cash from financing activities                                                      (19,645,122)            20,402,828
Net increase in cash and cash equivalents                                                 6,725,908            (15,757,585)
Beginning cash and cash equivalents                                                      32,638,844             68,292,669
                                                                                       ------------          -------------
Ending cash and cash equivalents                                                       $ 39,364,752          $  52,535,084
                                                                                       ============          =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                                             $  8,525,698          $   9,182,199
  Federal income taxes                                                                      740,586                963,983
Non-cash investing and financing activities
  Transfer from loans to real estate owned                                                1,797,158                916,930

                 See Notes to Consolidated Financial Statements

                       FRANKLIN BANK, N.A. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies:

  The accompanying consolidated financial statements of Franklin Bank N.A. and its subsidiary ("Franklin" or the "Bank") have been prepared in accordance with the instructions for Form 10-Q. Accordingly, they do not include all information and footnotes necessary for a fair presentation of consolidated financial condition, results of operations and cash flows in conformity with generally accepted accounting principles. The statements do, however, include all adjustments (consisting of normal recurring accruals) which management considers necessary for a fair presentation of the interim periods.

  This 10-Q is written with the presumption that the users of the interim financial statements have read or have access to the Bank's Annual Report on Form 10-K, which contains the latest audited financial statements and notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 1996 and for the year then ended. Therefore, only material changes in financial condition and results of operations are discussed in the remainder of Part I.

  The results of operations for the three and nine month periods ended September 30, 1997 are not necessarily indicative of the results to be expected for the year ended December 31, 1997.

  The Consolidated Statement of Financial Condition as of December 31, 1996 has been derived from the audited Consolidated Statement of Financial Condition as of that date.

  The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as bad debt expense, if reductions, or otherwise as reductions in bad debt expense.

                       FRANKLIN BANK, N.A. AND SUBSIDIARY

2. Earnings Per Share:

                                                                        NINE MONTHS ENDED               THREE MONTHS ENDED
                                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                                       1997            1996            1997            1996
                                                                 ---------------  --------------  --------------  --------------
PRIMARY EARNINGS PER SHARE (1)
Net income                                                       $3,122,116       $   903,624     $ 1,062,333     $  (582,298)
Average common shares outstanding:
  Common stock                                                    3,318,119         3,307,724       3,320,045       3,307,999
  Common stock equivalents:
    Assumed exercise of stock options                               101,369            70,583         126,130          58,699
                                                                 ----------       -----------     ----------      -----------
Primary common stock and equivalents                              3,419,488         3,378,307       3,446,175       3,366,698
                                                                 ----------       -----------     -----------     -----------
Primary earnings per share                                       $     0.91       $      0.27     $      0.31     $     (0.17)
                                                                 ==========       ===========     ===========     ===========

FULLY DILUTED EARNINGS PER SHARE (1)
Net income                                                       $3,122,116       $   903,624      $1,062,333     $  (582,298)
Average common share outstanding:
  Common stock                                                    3,318,119         3,307,724       3,320,045       3,307,999
  Common stock equivalents:
   Assumed exercise of stock options                                139,359            70,583         141,498          58,699
                                                                 ----------       -----------     ----------      -----------
Fully diluted common stock and equivalents                        3,457,478         3,378,307       3,461,543       3,366,698
                                                                 ----------       -----------     -----------     -----------
Fully diluted earnings per share                                 $     0.90       $      0.27     $      0.31     $     (0.17)
                                                                 ==========       ===========     ===========     ===========

(1) Adjusted for the 5% common stock dividend declared on December 19, 1996 and paid on January 16, 1997.

3.   Loans, Nonperforming Assets and Allowance for Loan Losses:



     Loans at September 30, 1997 and December 31, 1996 consisted of the following:

                                                                               AT                      AT
                                                                          SEPTEMBER 30,           DECEMBER 31,
                                                                              1997                    1996
                                                                          -------------           ------------
     Commercial real estate                                               $106,320,120            $139,499,287
     Lease financing                                                       128,356,980              97,518,144
     Commercial                                                             80,512,403              82,479,849
     Residential mortgage                                                   48,793,324              48,031,504
     Residential construction                                               32,991,004              33,644,580
     Consumer                                                               19,680,491              18,687,898
                                                                          ------------            ------------
     Total loans                                                           416,654,322             419,861,262

     Less
       Undisbursed funds                                                     8,695,694               8,837,330
       Amounts due on underlying mortgages on
         commercial real estate loans                                                                  363,591
        Unamortized discounts on purchased loans                               204,484                 156,172
        Unamortized discounts on lease financing                            17,673,785              14,337,932
        Unamortized net loan expenses                                           34,623                  28,903
                                                                          ------------            ------------
     Loans receivable                                                      390,045,736             396,137,334
     Allowance for loan losses                                               2,754,165               3,199,549
                                                                          ------------            ------------
     Net loans                                                            $387,291,571            $392,937,785
                                                                          ============            ============

                       FRANKLIN BANK, N.A. AND SUBSIDIARY

                                                                At                      At
                                                           September 30,           December 31,
                                                                1997                    1996
                                                        ---------------------   --------------------
ACCRUING LOANS PAST DUE 90 DAYS OR MORE
Commercial real estate                                     $ 1,793,482             $ 6,386,841
Lease financing                                                655,190               1,239,622
Commercial                                                   2,644,196               2,685,522
Residential mortgage                                         1,463,276                 929,413
Consumer                                                        15,384                 353,876
                                                           ------------            -----------
Total                                                        6,571,528              11,595,274
                                                           -----------             -----------

NONACCRUAL LOANS
Commercial real estate                                             ---                 309,246
Commercial                                                     834,555               1,894,352
                                                           -----------             -----------
Total nonaccrual loans                                         834,555               2,203,598
                                                           -----------             -----------
Total nonperforming loans                                    7,406,083              13,798,872

REAL ESTATE OWNED
Commercial real estate                                       2,462,905                 929,063
Residential mortgage                                           136,421                 442,506
                                                           -----------             -----------
Total real estate owned                                      2,599,326               1,371,569
Other repossessed assets                                       486,927                 107,743
                                                           -----------             -----------
Total nonperforming assets                                 $10,492,336             $15,278,184
                                                           ===========             ===========
Total nonperforming assets as a percentage of:
Total assets                                                      2.19%                   3.08%
Total loans and real estate owned                                 2.50%                   3.63%

Total nonaccrual loans and real estate as a percentage of:
Total assets                                                      0.72%                   0.74%
Total loans and real estate owned                                 0.82%                   0.93%

                       FRANKLIN BANK, N.A. AND SUBSIDIARY

  The following table summarizes changes in the allowance for loan losses arising from loans charged off, recoveries of loans previously charged off and additions to the allowance which have been charged to expense:

                                                                                     NINE MONTHS ENDED       NINE MONTHS ENDED
                                                                                     SEPTEMBER 30, 1997      SEPTEMBER 30, 1996
                                                                                     ------------------      ------------------
        Balance at beginning of period                                                  $3,199,549              $2,930,392
        Provision for possible losses                                                    2,600,000               1,175,000

        CHARGE-OFFS
        Commercial real estate                                                                                      20,426
        Lease financing                                                                  1,564,552                 533,422
        Commercial                                                                       1,479,428                 661,885
        Consumer                                                                           654,975                 369,578
                                                                                        ----------              ----------
        Total charge-offs                                                                3,698,955               1,585,311

        RECOVERIES
        Commercial real estate                                                                                       7,724
        Lease financing                                                                    382,878                 134,089
        Commercial                                                                         101,296                  14,051
        Residential mortgage                                                                 1,127
        Consumer                                                                           168,270                  45,900
                                                                                        ----------              ----------
        Total recoveries                                                                   653,571                 201,764
                                                                                        ----------              ----------
        Net charge-offs                                                                  3,045,384               1,383,547
                                                                                        ----------              ----------
        Balance at end of period                                                        $2,754,165              $2,721,845
                                                                                        ==========              ==========
        Allowance as a percentage of:
          Total loans                                                                         0.66%                   0.70%
          Nonperforming loans                                                                26.25                   27.62
          Net charge-offs (annualized)                                                       67.83                  147.55
        Net charge-offs to average loans outstanding (annualized)                             1.05                    0.50


Information regarding impaired loans is as follows:


                                                                                    NINE MONTHS ENDED        NINE MONTHS ENDED
                                                                                    SEPTEMBER 30, 1997       SEPTEMBER 30, 1996
                                                                                    ------------------       ------------------

Average investment in impaired loans                                                    $6,101,028              $7,295,941
Interest income recognized on impaired loans on cash basis                                 122,897                 140,442


                                                                                           At                       At
                                                                                    September 30, 1997       September 30, 1996
                                                                                    ------------------       ------------------
  Balance of impaired loans                                                             $5,331,702              $5,523,914
  Less portion of which no allowance for loan losses is  allocated                         349,882
  Portion of impaired loan balance for which an allowance
   for credit losses is allocated                                                        4,981,820               5,523,914
  Portion of allowance for loan losses to the impaired loan
   balance                                                                                 779,872                 481,312

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

  Except for the historical information contained herein, the matters discussed in this Report may be deemed to be forward-looking statements that involve risk and uncertainties. Words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Factors which could cause actual results to differ include, but are not limited to, fluctuations in interest rates, changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, the acceptance of new products, the impact of competitive products and pricing, and the other risks detailed from time to time in the Bank's SEC reports, including the report on Form 10-K for the year ended December 31, 1996. These forward-looking statements represent the Bank's judgement as of the date of this report. The Bank disclaims, however, any intent or obligation to update these forward-looking statements.

  Total assets were $480.0 million at September 30, 1997 compared to $495.8 million at December 31, 1996. At September 30, 1997 and December 31, 1996, cash and cash equivalents plus interest earning securities represented 14.5% and 16.5%, respectively, of total assets. Loan receivable balances decreased $6.1 million or 1.5% from December 31, 1996 to September 30, 1997. This decrease in loans receivable was due primarily to commercial loan sales of $21.1 million during the quarter ended March 31, 1997.

  At September 30, 1997 and December 31, 1996 the Bank had outstanding loan commitments for loans that have not been accepted by the borrower or closed of approximately $5.3 million, and $3.3 million, respectively. These include commitments for commercial business loans, residential mortgages and home equity loans. Approximately $.7 million of the commitments at September 30, 1997 were for fixed rate loans with maturities of approximately 39 months and a weighted average rate of 10.87%, with the remainder being adjustable rate loans.

  Under loan agreements for transactions which had closed, the Bank had commitments to fund commercial lines of credit, construction and home equity loans of approximately $64.7 million and $40.7 million at September 30, 1997 and December 31, 1996 respectively. The Bank had commitments to fund construction loans of approximately $9.8 million and $9.4 million at September 30, 1997 and December 31, 1996 respectively. The Bank had commitments to fund home equity loans of approximately $10.7 million and $12.2 million at September 30, 1997 and December 31, 1996 respectively. As certain commitments to make loans and fund full lines of credit expire without being used, the amount does not necessarily represent future cash commitments

  The level of non-performing assets decreased from $15.3 million at December 31, 1996 to $10.5 million at September 30, 1997. This was a decrease of 31.3%.

  During the period ended September 30, 1997, Franklin's allowance for loan and lease losses (ALLL) decreased to 0.66% of total loans from 0.70% at September 30, 1996. Franklin increased its provision for the nine months ended September 30, 1997 to $2.6 million compared to $1.2 million for the nine months ended September 30, 1996. Management periodically reviews the adequacy of the ALLL and presently considers Franklin's ALLL adequate under the circumstances.

LIQUIDITY

         Franklin competes aggressively for business, consumer and municipal deposits in southeastern Michigan and also offers a limited number of non-affiliated non-deposit investment products. Historically, Franklin's principal sources of funds for its lending and investment activities have consisted of deposits, principal repayment on loans, Federal Home Loan Bank advances and repurchase agreements. Principal uses of funds for Franklin include the origination of loans and the repayment of maturing deposit accounts and other borrowings.

         During the nine month period ended September 30, 1997, Franklin had an increase in deposits of $22.2 million with a decrease in other borrowed funds of $41.4 million which resulted in a $19.2 million decrease in deposits and other borrowings, including interest credited. During this same time period, there was a decrease of $6.1 million in loans and a decrease of $12.5 million in cash and securities. However, business checking balances increased by $19.2 million from $107.0 million at December 31, 1996 to $126.2 million at September 30, 1997. This increase in the core deposit base, with a large decrease in the non-core deposits base, contributed to the Bank's margin improvement during the nine months ended September 30, 1997.

REGULATORY CAPITAL

         The following table compares the Bank's regulatory capital requirements at September 30, 1997 and December 31, 1996.

                                                                        TIER 1          TIER 1 RISK-      TOTAL RISK-
                  (IN THOUSANDS)                                      LEVERAGE             BASED             BASED
                                                                        RATIO              RATIO             RATIO
                                                                   ----------------   ---------------  ----------------
 Regulatory capital balances at September 30, 1997                     $31,391             $31,391           $42,216
 Required regulatory capital (well capitalized)                         24,004              23,526            39,210
                                                                       -------            --------          --------
 Capital in excess of well capitalized                                 $ 7,387             $ 7,865          $  3,006
                                                                       =======            ========          ========
 Capital ratios at September 30, 1997                                     6.54%               8.01%            10.77%
 Capital ratios at December 31, 1996                                      5.99                7.27             10.04
 Regulatory capital ratios --"well capitalized" definition                5.00                6.00             10.00


COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 TO NINE MONTHS ENDED SEPTEMBER 30, 1996

         Interest income increased by $1.1 million, while interest expense decreased by $1.4 million, thus increasing net interest margin by $2.5 million for the nine months ended September 30, 1997 compared to September 30, 1996. Interest income increases were in part due to an increase in average outstanding loans in period to period comparisons. The decrease in interest expense was due to a decrease in the average outstanding balance of interest bearing liabilities as well as a drop in the weighted average rate being paid on the liabilities. For the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996, there was an increase of $15.2 million in the average balance of interest earning assets, and a decrease of $15.2 million in average balances of interest bearing liabilities. The weighted average yield on earning assets increased to 9.01% for the nine months ended September 30, 1997 from 8.97% for the nine months ended September 30, 1996.
The weighted average rate paid on interest bearing liabilities decreased from 5.27% for the nine months ended September 30, 1996 to 4.94% for the nine months ended September 30, 1997. This decrease in the average rate was the result of lower rates being paid on retail certificates of deposits and money market accounts. The weighted average rate paid on the retail certificate of deposit and money market accounts for the period ended September 30, 1997 was 4.5% compared to 5.0% for the period ended September 30, 1996.

         The net interest margin was 5.40% and 4.81%, respectively, for the nine months ended September 30, 1997 and 1996. Management's continuing focus on increasing non-interest bearing business account balances and growth in the lease financing and non-real estate commercial loan areas are the principal reasons for the improved net interest margin in 1997. For the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996, there was an increase of $12.4 million and $30.3 million in the average balance of Money Market Demand Accounts and business and personal checking accounts respectively. Another contributing factor toward an improved margin was the decrease in Money Market Demand Account rates from 4.31% to 3.92% for the nine month periods ended September 30, 1996 and September 30, 1997, respectively.

         Franklin currently has approximately $135.6 million in loan balances outstanding which reprice during the three month period ending December 31, 1997, and approximately $38.7 million in loans which reprice during the period beginning December 31, 1997 and ending September 30, 1998. The Bank also has $11.0 million in other securities which will mature during the twelve month period ending September 30, 1998. Also, $120.5 million of the certificate of deposit accounts and all of the $142.9 million money market accounts outstanding at September 30, 1997 would be subject to repricing in an interest rate move, thus helping to offset any loss in the interest margin due to declining yields on assets which reprice with a change in the prime rate or the one year Treasury bill rate.

         On the lending side, Franklin's activity was primarily in business loans. The average balances of non-real estate indirect lease financing loans increased by $34.3 million during the nine months ended September 30, 1997 to an average balance of $98.4 million. For the nine months ended September 30,
1997 these loans yielded a weighted average rate of 9.47%.   The average
outstanding balances of non-real estate commercial loan product; such as small business loans, lines of credit, loans secured by equipment, accounts receivables and inventory, increased by $10.3 million during the nine months ended September 30, 1997 to an average balance of $80.6 million. These loans were yielding a weighted average rate of 8.9% for the nine months ended September 30, 1997.

         Total other income for the nine months ended September 30, 1997 and 1996 was $3.1 million. Total other income in 1997 consisted primarily of deposit service fees and loan origination fees. Deposit service fees increased $378,000 in correlation with the increase in the number of business checking accounts. Loan fees decreased by $230,000 primarily due to a decrease in late charges assessed. Revenues received in connection with the sale of investment products by a third-party vendor (such as mutual funds and annuities) increased by $15,000. In an effort to take advantage of securities price movements, the Bank sold $36.6 million of securities held in its available for sale portfolio in the first nine months of 1997. This sale resulted in a net gain being recognized of $215,000 for the nine months ended September 30, 1997. For the same period ended September 30, 1996, net gain on the sales of securities and loans totaled $415,000.

         The $2.0 million net decrease in operating expenses during the nine months ended September 30, 1997 compared to the prior period primarily resulted from a decrease in FDIC assessment of $2.8 million, a decrease in advertising of $438,000 and a decrease in communication, outside services, and other expenses of $118,000 offset by an increase in compensation and benefits of $699,000, an increase in occupancy and equipment of $329,000 and an increase in
defaulted loan expenses of $334,000.   The decrease in the FDIC assessment for
the nine months ended September 30, 1997, primarily reflects the $2.3 million special assessment for the period ended September 30, 1996, and reduced ongoing FDIC insurance premiums thereafter. The increase in compensation, benefits and payroll taxes of $699,000 was attributed to (i) an average salary increase for existing employees of 3.5%; (ii) an increase in the average number of full time equivalent staffing of 30 employees, when comparing the nine months ended September 30, 1997 to September 30, 1996; (iii) the costs associated with acquiring new employees to fill vacated and newly created positions; and the costs to employ temporary employees which rose by $209,000 in period to period comparisons. The increase in occupancy and equipment expenses was due to increases in rent of $54,000 due to additional space being occupied in the main office and expanded records storage space. Also, office building and furniture and fixtures depreciation expense increased by $239,000 due to purchases of additional computer hardware and software applications. During the last quarter of 1996 and through the first nine months of 1997, the Bank embarked on an aggressive program of upgrading its personal computer environment and Windows-based system at the Bank. This process also included upgrading the local area network. These expenditures in computer hardware and software programs assist the Bank in continuing to process additional interest free checking accounts, which help to improve both the margin and fee income components of the Bank's total income. The overall decrease in other operating expenses of $192,000 was attributable to decreases in dues/subscriptions of $25,000, employee training costs of $44,000, supplies and printing cost decreases of $45,000 and other operating expenses of $70,000.

         In period to period comparisons, total defaulted loan expense increased by $334,000 for the period ended September 30, 1997 compared to the same period ended September 30, 1996. There were $145,000 in gains on the sale of the Bank's other real estate owned ("ORE0") property during the nine months ended September 30, 1996 and $74,000 in rental income. By comparison, there was no rental income and only $5,000 in gains on sale of OREO properties booked during the nine months ended September 30, 1997. Management continues to focus on controlling defaulted loan expense, but does not anticipate further gains on the sale of OREO properties or material rental income for the remainder of 1997.

COMPARISON OF THREE MONTHS ENDED SEPTEMBER 30, 1997 TO THREE MONTHS ENDED SEPTEMBER 30, 1996

         Interest income increased by $85,000, while interest expense decreased by $742,000, increasing net interest income by $827,000 for the three months ended September 30, 1997, compared to the same period in 1996. Interest income increases were due to an increase in average outstanding balances of assets such as lease financing and non-real estate commercial loans. The decrease in interest expense was the result of lower rates being paid on Money Market Demand Accounts from 4.26% at September 30, 1996 to 3.92% at September 30, 1997. The net interest margin was 5.64% and 4.84%, respectively, for the quarters ended September 30, 1997 and 1996. See "Comparison of nine months ended September 30, 1997 to nine months ended September 30, 1996" for further discussion of the increase in net interest income and interest margin.

         Total other income for the quarter ended September 30, 1997 was $1.1 million, compared to $1.0 million for the quarter ended September 30, 1996. There was an increase in deposit service fees of $139,000 or 22.9% for the quarter ended September 30, 1997 compared to the same period ended September 30, 1996. This increase in deposit service fees was primarily due to the increase in the number of business checking accounts. See "Comparison of nine months ended September 30, 1997 to nine months ended September 30, 1996" for further discussion of the increase in other income.

         The net decrease of $2.0 million in operating expenses during the quarter ended September 30, 1997 was primarily the result of a decrease in FDIC insurance of $2.5 million, a decrease in other expense of $103,000, offset by an increase in compensation and benefits of $328,000, an increase in occupancy and equipment costs of $129,000, and an increase in defaulted loan expenses of $180,000 compared to the quarter ended September 30, 1996. See "Comparison of nine months ended September 30, 1997 to nine months ended September 30, 1996" for further discussion of the increases in operating expenses.

           =========================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Table of Contents.......................     i
Prospectus Summary......................     1
The Formation...........................     9
Tax Status of the Company...............    10
Risk Factors............................    10
The Company.............................    22
Use of Proceeds.........................    23
Capitalization..........................    25
Business and Strategy...................    26
Management..............................    51
Certain Transactions Constituting the
  Formation.............................    55
Description of Series A Preferred
  Shares................................    57
Description of Capital Stock............    64
Federal Income Tax Considerations.......    67
ERISA Considerations....................    80
Certain Information Regarding the
  Bank..................................    83
Underwriting............................    83
Experts.................................    84
Ratings.................................    85
Certain Legal Matters...................    85
Additional Information..................    85
Glossary................................    86
Index to Financial Statement............   F-1

                               ------------------

THROUGH AND INCLUDING           , 1998 (THE 25TH DAY AFTER THE COMMENCEMENT OF
THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
           =========================================================
           =========================================================

                                1,800,000 SHARES

                                FRANKLIN FINANCE
                                  CORPORATION

                                    % NONCUMULATIVE
                           PREFERRED STOCK, SERIES A

                              --------------------
                                   PROSPECTUS
                              --------------------

                                  RONEY & CO.

                              PRINCIPAL FINANCIAL
                                SECURITIES, INC.
                               DECEMBER   , 1997

           =========================================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 30. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable.

ITEM 31. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


Registration Fee..............................................     $   6,273
Printing and Out of Pocket Expenses...........................       110,000
Legal Fees and Expenses (includes issuer's
counsel counsel and tax counsel)..............................       175,000
Accounting Fees and Expenses..................................        40,000
Blue Sky Fees and Expenses....................................         5,000
Other                                                                  6,227
                                                                   ---------

          Total...............................................      $342,500
                                                                    ========


ITEM 32. SALES TO SPECIAL PARTIES.

         See response to Item 33 below.


ITEM 33. RECENT SALES OF UNREGISTERED SECURITIES

         In connection with the formation of Franklin Finance Corporation (the "Company" or the "Registrant"), the Company issued 1000 shares of Common Stock, par value $1.00 per share, to Franklin Bank, N.A. (the "Bank"). Prior to the consummation of the Offering, the Company will amend its Articles of Incorporation to change the par value of its Common Stock to $300.00 per share. Simultaneously with the consummation of the Offering, the Company will issue an aggregate of 19,045 shares of Common Stock to the Bank. The description of these transactions in the Prospectus under the heading "Certain Transactions Constituting The Formation" is incorporated herein by reference. These shares of Common Stock will be issued in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933 (the "Securities Act").


ITEM 34. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Michigan Business Corporation Act, as amended ("MBCA"), provides that a Michigan corporation, such as the Registrant, may indemnify a director, officer, employee or agent of the corporation (an "Indemnitee") against the Indemnitee's expenses and judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) involving the Indemnitee by reason of the fact that the Indemnitee is or was a director, officer, employee or agent of the corporation, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The MBCA also provides that in derivative actions, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses actually and reasonably incurred by the Indemnitee to the extent that the Indemnitee is successful on the merits or otherwise in any such action, suit or proceeding or in the defense of any claim, issue or matter therein. Under the MBCA, no indemnification shall be made with respect to any claim, issue or matter as to which an Indemnitee shall have been adjudged to be liable to the corporation unless and only to the extent that the court shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The MBCA also generally permits the advancement of reasonable expenses and empowers the corporation to purchase and maintain directors' and officers' insurance.

         Section 209 of the MBCA provides that the articles of incorporation of a corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 551(1) (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock and loans to a director, officer, or employee the corporation or of a subsidiary of the corporation) of the MBCA, (iv) for any transaction from which the director derived an improper personal benefit or (v) for an act or omission occurring prior to the date such a provision becomes effective.

         The Amended and Restated Articles of Incorporation of the Registrant provides that, to the fullest extent that the MBCA as from time to time in effect permits the limitation or elimination of the liability of directors, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

         The Amended and Restated Articles of Incorporation empowers the Registrant to indemnify any director, officer, employee or agent of the Registrant or any other person who is serving at the Registrant's request in any such capacity with another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, an employee benefit plan) to the fullest extent permitted under the MBCA as from time to time in effect, and any such indemnification may continue as to any person who has ceased to be a director, officer, employee or agent and may inure to the benefit of the heirs, executors and administrators of such a person.

         The Amended and Restated Articles of Incorporation also empowers the Registrant by action of its Board of Directors, notwithstanding any interest of the directors in the action, to purchase and maintain insurance in such amounts as the Board of Directors deems appropriate to protect any director, officer, employee or agent of the Registrant or any other person who is serving at the Registrant's request in any such capacity with another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, an employee benefit plan) against any liability asserted against such individual or incurred by such individual in any such capacity arising out of such individual's status as such (including, without limitation, expenses, judgments, fines (including any excise taxes assessed on a person with respect to any employee benefit plan) and amounts paid in settlement) to the fullest extent permitted under the MBCA as from time to time in effect, whether or not the Registrant would have the power or be required to indemnify any such individual under the terms of any agreement or by-law or the MBCA.

         In addition, the Registrant's By-laws require indemnification to the fullest extent permitted under applicable law, as from time to time in effect. The By-laws provide a clear and unconditional right to indemnification for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by any person in connection with any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, administrative or investigative (including, to the extent permitted by law, any derivative action) by reason of the fact that such person is or was serving as a director, officer, employee or agent of the Registrant or, at the request of the Registrant, of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, an employee benefit plan). The By-laws specify that the right to indemnification so provided is a contract right, set forth certain procedural and evidentiary standards applicable to the enforcement of a claim under the By-laws, entitle the persons to be indemnified to be reimbursed for the expenses of prosecuting any such claim against the Registrant and entitle them to have all expenses incurred in advance of the final disposition of a proceeding paid by the Registrant. Such provisions, however, are intended to be in furtherance and not in limitation of the general right to indemnification provided in the By-laws, which right of indemnification and of advancement of expenses is not exclusive.

         The Registrant's By-laws also provide that the Registrant may enter into contracts with any director, officer, employee or agent of the Registrant in furtherance of the indemnification provisions in the By-laws, as well as create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure payment of amounts indemnified.


ITEM 35. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

         Not applicable.


ITEM 36. FINANCIAL STATEMENTS AND EXHIBITS.

         (a) Financial Statements

         See F-1 of the Prospectus for an index to financial statements included as part of the Prospectus.

         (b) Exhibits

         See Index to Exhibits.

ITEM 37. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 34 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (i) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Southfield, Michigan, on the 11th day of December, 1997.



                                FRANKLIN FINANCE CORPORATION



                                By: /s/ Read P. Dunn
                                    -------------------------------------------
                                    Read P. Dunn, President and Chief Executive
                                    Officer (Authorized Officer)

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



/s/David F. Simon                                      Dated: December 11, 1997
--------------------------------------------------
David F. Simon
Director and Secretary



/s/David L. Shelp                                      Dated: December 11, 1997
--------------------------------------------------
David L. Shelp
Director, Treasurer and Chief Financial Officer
(Principal Financial and Accounting Officer)



/s/Edward J. Shehab                                    Dated: December 11, 1997
--------------------------------------------------
Edward J. Shehab
Director and Senior Vice President



/s/Read P. Dunn                                        Dated: December 11, 1997
--------------------------------------------------
Read P. Dunn
President and Chief Executive Officer
(Principal Executive Officer)


--------------------------------------------------     Dated:
Lloyd A. Schwartz, Director


--------------------------------------------------     Dated:
Robert M. Walker, Director

                                INDEX TO EXHIBITS




Exhibit
Number                                     Description
-------        ----------------------------------------------------------------------------------
1              Form of Underwriting Agreement between the Company, the Bank and the
               Underwriters*
3(a)(i)        Articles of Incorporation of the Company*
3(a)(ii)       Form of Certificate of Designation establishing the Series A Preferred Shares*
3(a)(iii)      Form of Restated Articles of Incorporation*
3(b)           Bylaws of the Company*
4.1            Specimen of certificate representing Noncumulative, Exchangeable Preferred
               Stock,  Series A, of the Company*
4.2            Specimen of certificate representing Noncumulative Preferred Stock, Series A, of the Bank*
5.1            Form of Opinion of Silver, Freedman & Taff, L.L.P., special counsel to the Company, relating to Noncumulative, Exchangeable
               Preferred Stock, Series A
5.2            Form of Opinion of Silver, Freedman & Taff, L.L.P., special counsel to the Bank, relating to Noncumulative Preferred Stock, Series A
8              Opinion of Tax Adviser to the Company relating to certain tax matters
10.1           Form of Residential Mortgage Loan Purchase and Warranties Agreement between the Company and the Bank*
10.2           Form of Commercial Mortgage Loan Purchase and Warranties Agreement between the Company and the Bank*
10.3           Form of Residential Mortgage Loan Servicing Agreement between the Company and the Bank*
10.4           Form of Commercial Mortgage Loan Servicing Agreement between the Company and the Bank*
10.5           Form of Advisory Agreement between the Company and the Bank*
23.1           Consent of Grant Thornton LLP
23.2           Consent of Crowe, Chizek and Company LLP
23.3           Consent of Tax Advisor (included in Exhibit 8)
23.4           Consent of Silver, Freedman & Taff, L.L.P.
23.5           Consent of Honigman Miller Schwartz and Cohn*
24             Powers of Attorney*



    *Previously filed.